FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated April 29, 2009, announcing the reaching of an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom)

2	Press Release, dated April 29, 2009, announcing financial results for the First Quarter of 2009

3	Financial Report for the First Quarter of 2009

4	Key Figures for the First Quarter of 2009

5	Presentation to Analysts

Item 1
MATERIAL FACT
Santander hereby announces that it has reached an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom) on the sale of the 5.01% share package held by Grupo Santander in France Telecom España, S.A. for an amount of 377.6 million euros.
Boadilla del Monte (Madrid), 29th April 2009
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

Item 2
Press Release
Banco Santander net attributable profit
falls 5% to EUR 2.096 billion in the first quarter
•	Profit was driven by growth in revenues (up 10%) almost five times more than costs (up 2%), excluding acquisitions and exchange rate effects.
•	Continental Europe contributed 50% of Group profit, Latin America 34% and U.K. 16%.
•
Loans rose by 7% and deposits by 15%, excluding the exchange rate effect and not including the contributions of the 2008 acquisitions. With the acquisitions, growth in loans was 26% and in deposits 47%.

•	Continental Europe registered attributable profit of EUR 1,289 million, an increase of 6%. Loans grew by 4% and deposits by 19%.
•	In Latin America, attributable profit stood at $1,158 million or EUR 890 million (down 8%), with growth of 14% in loans and 17% in deposits in local currency.
•	Attributable profit in the U.K. totalled £372 million or EUR 409 million, up 31%. Loans grew by 51% and deposits by 63% following the integration of Alliance & Leicester and Bradford & Bingley.
•
The non-performing loan ratio was 2.49% and the coverage rate was 80%. NPLs in Spain stood at 2.40%. These rates compare very favourably with the average of the sector in the markets where the bank operates.

•	The efficiency ratio stands at 43.2%, improving 1.6 point from the year before, despite the integrations of A&L, B&B and Sovereign, with efficiency ratios worse than the Group average.
•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 13.5% and core capital of 7.3%.
•	Acquisitions enhanced Santander’s geographical diversification. The U.K. accounts for 31% of both loans and deposits, while Sovereign accounts for 6% and 8%, respectively.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, April 29th, 2009 — Banco Santander registered net attributable profit of EUR 2,096 million in the first quarter of 2009, a decline of 5% from a year earlier but up 8% compared to the fourth quarter of 2008.
Year-on-year comparisons are affected by the integration of Alliance & Leicester and the deposits and distribution channels of Bradford & Bingley (B&B) in the U.K., which contributed EUR 66 million in the quarter, as well as two months of Sovereign, which registered an attributable loss of EUR 20 million. Moreover, the depreciation of the pound sterling and of the currencies in the main Latin American countries where the Bank operates has an impact of between seven and eight percentage points in profit growth in euros. Excluding these effects, the Group’s attributable profit would be practically the same as in the first quarter of 2008.
The quarter’s earnings reflect the Group’s management priorities, which are focused on growing revenues, properly managing growth and profitability, with flat costs and provisions according to expectations, but with a very active management of recoveries. At the same time, Santander is taking all steps needed to extract value from recent acquisitions, taking advantages of the synergies generated by their integration into the Group.
Results
The financial crisis and the economic slowdown have resulted in slower growth in activity and increased non-performing loans, which have required greater provisions. These effects have been offset by managing margins to adapt to the situation, enabling revenues to grow by 10% and costs by below 2%, without the exchange rate effect. Including the new acquisitions, which contribute more to costs than to revenue until their synergies are realized, revenue grew by 12% and costs by 8% from the first quarter of 2008.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Performance in costs and revenues allowed Banco Santander’s efficiency ratio to improve 1.6 point from a year earlier to 43.2%, positioning the Bank among the best in the world. The improvement in efficiency was possible despite the integration in the first quarter of A&L, B&B and Sovereign, where the cost/income ratio is clearly worse than the Group’s prior average.
In Spain, the Santander branch network’s efficiency ratio stood at 38% and Banesto’s at 40.6%. Latin America’s stood at 38.3%, while U.K. continued its progress, to 42.1%. Abbey’s costs came to more than 70% of revenues in 2004, the year Santander acquired the bank, similar to Sovereign’s situation, with an efficiency ratio of 74.5%, showing significant potential for enhancement. Improving efficiency enabled net operating income to grow 15% from 2008’s first quarter to EUR 5,374 million.
Provisions increased by 73%, linked to the deterioration in credit quality. However, growth in provisions is slowing. Insolvency provisions grew by 25% in the second quarter of 2008 and the growth rate slowed down in the following quarters. In the first quarter of 2009, provisions increased 2% compared to the fourth quarter of 2008 excluding acquisitions. The Group has reserves for loan losses of EUR 15,166 million, of which EUR 6,261 million are generic provisions that continue to grow.
The Group’s NPL rate stood at 2.49%, up 1.25 point from the year before. Coverage was 80%, compared to 134% in March 2008. Santander’s NPL rate is well below the average of all markets in which it operates. In Spain, Santander’s NPL rate amounted to 2.35% and Banesto’s to 1.96%. NPLs in the U.K. came to 1.25% (including A&L y B&B) and 3.27% in Latin America.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The increase in the NPL rate and provisions bring net attributable profit to EUR 2,096 million, falling 5% from the year earlier period, when it amounted to EUR 2,206 million. Excluding the contribution of acquisitions and the impact of the depreciation of certain currencies, results would be practically the same as in the year before, with a slight 0.5% fall. In any event, first quarter profit is 8% higher than in the fourth quarter of 2008.
By geographical areas, Continental Europe recorded attributable profit of EUR 1,289 million (up 6%), with Santander’s branch network, which registered EUR 546 million (up 7%), as the main engine of growth. U.K. profit grew 58% in sterling pounds, to £372 million (EUR 409 million, up 31%) backed by a 67% increase in revenues and costs growing at 49% in pounds. These increases would stand at 27% and 2% excluding acquisitions. Banco Santander’s profit in Europe amounted to EUR 1,698 million, 66% of total Group profit.
In Latin America, attributable profit stood at $1,158 million in dollars, its operating currency. In euros, attributable profit was EUR 890 million, down 8%. The greatest contribution came from Brazil, which generated a profit of EUR 436 million, down 13%, with a slight increase of 1% excluding the exchange rate effect. Mexico contributed EUR 111 million, down by 41% in euros and 32% without the exchange rate effect. Chile contributed EUR 117 million, down 12% in euros and about unchanged in local currency.
These results highlight the advantages of geographical and business diversification, the recurrence of revenues and profit and their contribution to the strength of the balance sheet, including reserves. This was accomplished in a very difficult environment in international banking, owing to economic contraction, market volatility and the scarcity and high cost of liquidity.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Business
Growth in business was focused more on deposits than loans, where demand slackened as a result of the global crisis. Deposits grew by 47% and loans by 26%, driven by the integration of Banco Real, A&L and B&B, without taking exchange rate fluctuations into account. Without these acquisitions, growth remained strong, with deposits up by 15% and loans by 7%. The greater growth in deposits allows for greater internal funding of loans, of particular value in the current environment of scarce liquidity.
Banco Santander closed March, 2009 with managed funds of EUR 1.232 trillion, an increase of 15%. Of this amount, EUR 1.115 trillion are on the balance sheet, an increase of 21%.
Santander net lending came to EUR 685,497 million at the end of the first quarter, an increase of 19% in euros or 26% before the exchange rate effect.
In Continental Europe, customer lending grew by 4% to EUR 331,184 million, with increases in all countries and units. In Spain, lending by the Santander branch network and Banesto grew by 3% and 2%, respectively. In Portugal, Santander Totta rose by 6%. Santander Consumer increased lending by 23%, including the EUR 2,200 million consumer loan portfolio in Germany, the Netherlands, Belgium and Austria acquired from the Royal Bank of Scotland, as well as the consumer finance business acquired by GE Money.
In Latin America, loan volume increased to EUR 99,963 million, growth of 7% in euros and 14% in local currencies. Lending in Brazil grew by 30%, in Chile by 11% and fell in Mexico by 6%, affected by the slowdown in the cards business, in local currencies.
The United Kingdom closed the quarter with loan volume of EUR 212,624 million, an increase of euros 29% in euros and 51% in pounds. Mortgage business grew 8% to EUR £122,900 million, while A&L’s mortgage portfolio fell by 11% to £37,100 million, for total mortgage lending of £160,000 million. Total personal loans, not considered a strategic business, fell by 18% to £ 5,400 million.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In savings, customer funds under management rose by 10% in euros to EUR 874,989 million at the close of March, 2009, an increase of 14% without the exchange rate effect. Customer deposits rose by 33% to EUR 477,015 million, an increase of 15% if the impact of the new acquisitions and securities repurchase agreements are excluded.
Customer deposits in Continental Europe rose by 19% to EUR 175,325 million. In Spain, the Santander branch network increased deposits by 19% and Banesto by 12%. Deposits in Portugal rose by 22% and in Santander Consumer Finance by 50%.
Deposits in Latin America rose to EUR 112,495 million, growth of 8% in euros and 17% without the exchange rate effect. In Brazil, deposits rose by 25%, in Chile by 8% and in Mexico by 5%, in local currencies.
In the United Kingdom, deposits were increased by 40% in euros and by 63% in pounds, to EUR 148,338 million. Deposits and funds grew by 15% at Abbey and by 12% at A&L.
Acquisitions boost diversification
In 2008, Santander acquired Alliance & Leicester (October 10) and the deposits and distribution channels of Bradford & Bingley (September 29). Following these acquisitions, Santander had a market share of 10% in deposits and 13% in mortgages in the U.K. The Group has become the second largest mortgage bank in the market and the third largest in retail deposits, with 1,328 branches and 25 million customers.
Banco Santander also completed on January 30, 2009, the acquisition of 100% of Sovereign Bancorp, in which the Bank already had a 24.35% stake. Sovereign was incorporated into Group accounts from February 1. Sovereign contributes $55,183 million in loans (EUR 41,466 million) and customer deposits of $50,715 million (EUR 38,108 million). Since the acquisition of Sovereign was announced, the outflow of deposits has been staunched. At the end of March, deposits were $1,500 million higher than a year earlier, driven by time deposits.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

These acquisitions and that of Banco Real in 2007, together with smaller purchases in consumer finance, have contributed to enhancing Santander’s geographical and exchange rate diversification. This geographical diversification, always focused on retail and commercial banking, is one of the hallmarks of Banco Santander.
At the end of March, Continental Europe accounted for 48% of lending and 37% of deposits; the United Kingdom 31% of lending and deposits; Latin America 15% of lending and 24% of deposits and Sovereign 6% and 8%, respectively.
The share and the dividend
At the close of the first quarter, Banco Santander’s eligible capital came to EUR 73,980 million, with a surplus of EUR 30,293 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.5%, Tier I to 8.9% and core capital to 7.3%. These ratios underline Santander’s capital strength.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander share ended March at EUR 5.19 euros (and has since risen to more than EUR 6.60), resulting in a market capitalization of EUR 54,000 million, making Santander the seventh largest bank in the world by stock market value. The Board of Directors approved a total dividend of EUR 0.65 against 2008 results, the same per share payout as in 2007. Still pending is the payment to shareholders of the fourth dividend, for EUR 0.257, from May 1.
At the close of the first quarter, Santander has 3,195,622 shareholders. Total employment in the Group was 181,166, serving 91 million customers in 14,196 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information at: www.santander.com

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Net interest income	6,234	5,101	1,133	22.2

Dividends	87	62	25	40.9
Income from equity-accounted method	(11)	102	(113)	—
Net fees	2,210	2,334	(123)	(5.3)
Gains (losses) on financial transactions	869	771	98	12.7
Other operating income/expenses	65	69	(5)	(6.6)

Gross income	9,454	8,438	1,016	12.0

Operating expenses	(4,080)	(3,780)	(300)	7.9
General administrative expenses	(3,691)	(3,430)	(261)	7.6
Personnel	(2,111)	(1,983)	(128)	6.5
Other general administrative expenses	(1,580)	(1,447)	(133)	9.2
Depreciation and amortisation	(389)	(351)	(39)	11.0

Net operating income	5,374	4,658	716	15.4

Net loan-loss provisions	(2,234)	(1,290)	(944)	73.2
Impairment losses on other assets	(25)	(13)	(12)	95.4
Other income	(283)	(301)	19	(6.2)

Profit before taxes (w/o capital gains)	2,832	3,054	(222)	(7.3)

Tax on profit	(622)	(712)	90	(12.6)

Profit from continuing operations (w/o capital gains)	2,210	2,341	(132)	(5.6)

Net profit from discontinued operations	(14)	1	(15)	—

Consolidated profit (w/o capital gains)	2,195	2,342	(147)	(6.3)

Minority interests	99	136	(36)	(26.8)

Attributable profit to the Group (w/o capital gains)	2,096	2,206	(110)	(5.0)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,096	2,206	(110)	(5.0)

EPS (euros) (1)	0.2472	0.3086	(0.0614)	(19.9)

Diluted EPS (euros) (1)	0.2460	0.3066	(0.0606)	(19.8)

Pro memoria:
Average total assets 1,	076,112	924,553	151,559	16.4
Average shareholders’ equity	63,272	50,721	12,551	24.7

(1).	-Q1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.
Customer loans
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Public sector	7,514	5,460	2,054	37.6	7,668
Other residents	231,211	229,778	1,434	0.6	230,783
Commercial bills	11,390	16,430	(5,040)	(30.7)	14,874
Secured loans	124,421	124,441	(20)	(0.0)	123,566
Other loans	95,400	88,906	6,494	7.3	92,343
Non-resident sector	461,581	351,899	109,682	31.2	400,903
Secured loans	270,826	197,389	73,438	37.2	229,761
Other loans	190,754	154,510	36,244	23.5	171,142

Gross customer loans	700,306	587,136	113,169	19.3	639,354

Loan-loss allowances	14,809	10,351	4,458	43.1	12,466

Net customer loans	685,497	576,786	108,712	18.8	626,888

Pro memoria: Doubtful loans	18,683	7,936	10,747	135.4	13,968
Public sector	15	1	14	—	1
Other residents	7,748	2,461	5,287	214.8	6,208
Non-resident sector	10,921	5,474	5,446	99.5	7,759

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Public sector	17,080	13,752	3,328	24.2	13,720
Other residents	119,755	104,601	15,153	14.5	117,776
Demand deposits	52,918	51,179	1,739	3.4	51,300
Time deposits	48,374	32,680	15,693	48.0	46,783
REPOs	18,463	20,742	(2,279)	(11.0)	19,693
Non-resident sector	340,180	239,814	100,366	41.9	288,734
Demand deposits	178,147	116,551	61,596	52.8	151,774
Time deposits	132,412	93,176	39,236	42.1	115,620
REPOs	23,338	27,991	(4,652)	(16.6)	17,187
Public Sector	6,282	2,096	4,186	199.7	4,153

Customer deposits	477,015	358,168	118,847	33.2	420,229

Debt securities	228,891	235,703	(6,812)	(2.9)	236,403
Subordinated debt	39,818	36,194	3,624	10.0	38,873

On-balance-sheet customer funds	745,724	630,065	115,659	18.4	695,506

Mutual funds	89,116	122,812	(33,696)	(27.4)	90,306
Pension funds	10,567	11,537	(970)	(8.4)	11,128
Managed portfolios	16,612	17,381	(769)	(4.4)	17,289
Savings-insurance policies	12,970	9,821	3,150	32.1	12,338

Other customer funds under management	129,265	161,550	(32,286)	(20.0)	131,061

Customer funds under management	874,989	791,615	83,374	10.5	826,567

Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	36,723	32,363	4,360	13.5	28,024
Treasury stock	(662)	(374)	(288)	76.8	(421)

Shareholders’ equity (before profit and dividends)	69,447	55,486	13,961	25.2	59,704

Attributable profit	2,096	2,206	(110)	(5.0)	8,876
Interim dividend distributed	(2,713)	(2,307)	(407)	17.6	(1,711)
Interim dividend not distributed	(2,099)	(1,763)	(336)	19.0	(3,102)

Shareholders’ equity (after retained profit)	66,731	53,622	13,109	24.4	63,768

Valuation adjustments	(7,487)	(1,955)	(5,532)	282.9	(8,300)
Minority interests	2,620	2,446	174	7.1	2,415

Total equity (after retained profit)	61,864	54,113	7,751	14.3	57,883

Preferred shares and securities in subordinated debt	7,856	7,432	424	5.7	8,673

Total equity and capital with the nature of financial liabilities	69,720	61,544	8,175	13.3	66,555

Computable capital and BIS II ratio
Million euros

	31.03.09	31.12.08

Core capital	40,030	38,968
Basic capital	48,727	46,894
Supplementary capital	26,968	25,225
Deductions	(1,715)	(3,816)

Computable capital	73,980	68,302

Risk-weighted assets	546,088	514,003

BIS II ratio	13.5	13.3

Tier I (before deductions)	8.9	9.1

Core capital	7.3	7.5

Shareholders’ equity surplus (BIS II ratio)	30,293	27,182

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 3

January — March 2009
Contents

Key consolidated data	3

Highlights of the quarter	5

Consolidated financial report	7

Income statement	6

Balance sheet	11

Risk management	17

The Santander share	19

Information by principal segments	20

Continental Europe	24

United Kingdom	30

Latin America	32

Corporate Activities	40

Information by secondary segments	42

Retail Banking	42

Global Wholesale Banking	44

Asset Management and Insurance	46

Information about Sovereign	48

Corporate Governance and Material facts	50

Corporate Social Responsibility	51

2     Financial Report

January — March 2009
Key consolidated data
Preliminary note:
•
The financial information for 2009 has been drawn up in accordance with the accounting criteria set out in Bank of Spain 4/2004 Circular and the modifications made to the same under Circular 6/2008. The 2008 figures were restated with the same criteria.

•	In order to facilitate comparisons with 2008, the figures for that year have been restated, consolidating Banco Real by global integration for the whole year.

Key consolidated data	Q1’09	Q1’08	Amount	(%)	2008

Balance sheet (million euros)
Total assets	1,115,365	920,524	194,841	21.2	1,049,632
Net customer loans	685,497	576,786	108,712	18.8	626,888
Customer funds under management	874,989	791,615	83,374	10.5	826,567
Shareholders’ equity	66,731	53,622	13,109	24.4	63,768
Total managed funds	1,231,660	1,072,254	159,406	14.9	1,168,355

Income statement (million euros)
Net interest income	6,234	5,101	1,133	22.2	21,579
Gross income	9,454	8,438	1,016	12.0	34,318
Net income	5,374	4,658	716	15.4	19,025
Profit from continuing operations	2,210	2,341	(132)	(5.6)	9,362
Attributable profit to the Group	2,096	2,206	(110)	(5.0)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.2472	0.3086			1.2207
Diluted EPS (euro) (1)	0.2460	0.3066			1.2133
ROE	13.25	17.40			17.07
ROA	0.82	1.01			0.96
RoRWA	1.68	1.82			1.86
Efficiency ratio (with amortisations)	43.2	44.8			44.6

BIS II ratios (BIS I in Q1’08) and NPL ratios (%)
Core capital	7.3	6.1			7.5
Tier I	8.9	7.5			9.1
BIS ratio	13.5	12.2			13.3
NPL ratio	2.49	1.24			2.04
NPL coverage	79.96	134.12			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254			7,994
Share price (euros)	5.19	11.77			6.75
Market capitalisation (million euros)	42,328	78,929			53,960
Book value (euro) (1)	7.83	7.50			7.58
Price / Book value (X) (1)	0.66	1.57			0.89
P/E ratio (X)	5.25	9.53			5.53

Other data
Number of shareholders	3,195,622	2,273,743			3,034,816
Number of employees	181,166	164,553			170,961
Continental Europe	51,186	48,092			48,467
United Kingdom	23,495	16,709			24,379
Latin America	94,633	98,101			96,405
Sovereign	10,175	—			—
Corporate Activities	1,677	1,651			1,710
Number of branches	14,196	12,660			13,390
Continental Europe	6,062	5,982			5,998
United Kingdom	1,328	705			1,303
Latin America	6,056	5,973			6,089
Sovereign	750	—			—

(1).	-Data adjusted to the capital increase with preemptive rights at the end of 2008.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April 28 2009, following a favourable report from the Audit and Compliance Committee on April 22 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements”.

Financial Report     3

January — March 2009

GROSS INCOME
Million euros

+12.0%*

6,189
8,438
9,454
Q1'07
Q1'08
Q1'09

(*).- Excluding exchange rate impact: +20.1%

NET OPERATING INCOME
Million euros

+15.4%*

3,220
4,658
5,374
Q1'07
Q1'08
Q1'09

(*).- Excluding exchange rate impact: +24.4%

ATTRIBUTABLE PROFIT
Million euros

-5.0%*

1,802
2,206
2,096
Q1'07
Q1'08
Q1'09

(*).- Excluding exchange rate impact: +1.7%

EARNING PER SHARE (EPS)
Euros

-19.9%

0.2692
0.3086
0.2472
Q1'07*
Q1'08*
Q1'09

EFFICIENCY RATIO
%

-1.6 p.p.

48.0
44.8
43.2
Q1'07
Q1'08
Q1'09

CORE CAPITAL
%

+1.2 p.p.

6.0
6.1
7.3
Q1'07
Q1'08
Q1'09

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC SEGMENTS
Q1'09

United Kingdom: 16%
Latin America: 34%
• Brazil: 17%
• Mexico: 4%
• Chile: 5%
Continental Europe: 50%
• Santander Branch Network : 21%
• Banesto: 7%
• Santander Consumer Finance: 6%
• Portugal: 6%

DISTRIBUTION OF PROFIT BEFORE TAXES BY BUSINESS SEGMENTS
Q1'09

Global Wholesale Banking: 25%
Asset Management and Insurance: 4%
Retail United Kingdom: 12%
Retail Latin America: 20%
Retail Banking: 71%
Retail Continental Europe: 39%

GROSS INCOMEMillion euros+12.0%*NET OPERATING INCOMEMillion euros+15.4%*(*).- Excluding exchange rate impact: +20.1%(*).- Excluding exchange rate impact: +24.4%ATTRIBUTABLE PROFITEARNING PER SHARE (EPS)Million eurosEuros-5.0%*-19.9%(*).- Excluding exchange rate impact: +1.7%* Adjusted to the capital preferential subscription rights at the close of 2008EFFICIENCY RATIOCORE CAPITAL%%-1.6 p.p.+1.2 p.p. Note: Q1’09 by BIS II; Q1’07 y Q1’08 by BIS I
DISTRIBUTION OF ATTRIBUTABLE DISTRIBUTION OF PROFIT PROFIT BY GEOGRAPHICBEFORE TAXES BY BUSINESS SEGMENTSSEGMENTSQ1’09Q1’09
4     Financial Report

January — March 2009
Highlights of the quarter
HIGHLIGHTS OF THE QUARTER
Income statement: (pages 6-10)
•
Attributable profit was EUR 2,096 million, 5.0% lower than in the first quarter of 2008. Earnings per share of EUR 0.2472 were 19.9% lower, affected by the capital increases. Main aspects of year-on-year comparisons:

•
The operating areas held up well against the environment: net interest income, excluding the exchange-rate impact and perimeter effects, increased 18.6%, net operating income 21.2% and attributable profit 7.1%.

•
Impact of exchange rates on the operating areas (-7/8 p.p. on growth) and lower contribution of corporate activities (reduced revenues from income accounted for by the equity method and gains on financial transactions).

•	The income statement lines reflect the Group’s management focus for 2009:
•	Net interest income, the motor of revenues: 22.2% more than in the first quarter of 2008.

•	Operating expenses only rose 1.8% (without perimeter and exchange-rate impact).

•	Net operating income rose 15.4% and the efficiency ratio improved by 1.6 p.p. to 43.2%.

•	Provisions were much higher because of the deteriorated environment (+73.2% year-on-year, but only 14.1% more than the fourth quarter).
•	Attributable profit was 8.0% higher than in the fourth quarter, with growth in all revenue items.
Strong balance sheet: (pages 11-16)
•	Solid capital ratios, both on the basis of BIS II rules (BIS ratio of 13.5% and core capital of 7.3%); as well as in tangible common equity, where we are one of the leaders of our reference group.
•	Further rise in tangible book value per share, continuing the trend of the last three years.
•
The Group’s non-performing loan ratio of 2.49% and coverage of 80% compare very well by international standards. Spain’s NPLs (2.40%) and the UK’s (1.25%) also compare very well with the situation in each market.

•	Generic provisions amounted to EUR 6,261 million.
The Santander share: (page 19)
•	The share price at the end of March was EUR 5.19. Its year-on-year performance was better than that of the main banking indices.
•
The final quarterly dividend of EUR 0.25737 per share charged to 2008’s earnings will be paid as of May 1. The total dividend for 2008, all of it paid in cash, will be EUR 0.65078 per share. The total distribution of dividends was EUR 4,812 million, 18% more than in 2007.

Business areas: (greater detail on pages 20-47)
•
Continental Europe: gross income rose 15.9%, with net interest income the most dynamic component (+34.9%) and costs were 8.9% higher. The efficiency ratio improved and net operating income increased 20.2%, absorbing the higher provisions. Attributable profit was EUR 1,289 million.

•
UK: strong growth in revenues, thanks to the good evolution of Abbey’s retail and wholesale businesses, and the positive perimeter impact from the incorporation of Alliance & Leicester and Bradford & Bingley. Attributable profit was 372 million (EUR 409 million), 57.8% higher and 32.0% higher, on a like-for-like basis.

•
Latin America: comparisons in dollars and euros were very affected by exchange rates. Excluding this impact, gross income rose 13.1% and costs only 0.8%. As a result, the efficiency ratio improved and net operating income rose 22.3%, absorbing provisions. Attributable profit was EUR 890 million.

Material facts: (greater detail on pages 48-50)
•
Acquisition of the 75.65% of Sovereign that Santander did not already own, after the transaction was approved by shareholders’ meetings of Banco Santander and Sovereign. The acquisition was financed by a capital increase of EUR 1,302 million.

•	Acquisition of 50% of Seguros Tokio Marine Vida e Previdencia by Grupo Santander Brazil for 678 million reales.
•	Grupo Santander agreed to sell to the International Petroleum Investment Company its 32.5% stake in Cepsa for EUR 33 per share. This operation is subject to certain conditions.
Financial Report     5

January — March 2009
CONSOLIDATED FINANCIAL REPORT
General Background
The global economy contracted sharply in the fourth quarter of 2008, particularly developed countries, and there were clear signs at the beginning of 2009 that the trend would continue. The downward spiral generated by the crisis in the real economy and in the financial sector — two processes that feed one another — plunged the global economy into the worst recession in many decades.
Governments adopted exceptional measures, basically via monetary policies (cutting interest rates, in some cases to 0%, and printing more money) and very expansive fiscal policies, which were combined with measures to inject liquidity and capital into financial institutions and bolster their balance sheets.
In the US, after GDP shrank 6.3% in the fourth quarter over the third quarter, activity and employment indicators were very weak. Consumption stabilised, however, and there was a significant adjustment to stocks on top of the government’s fiscal measures to ease the situation. The Fed held its rate at 0%-0.25% and its policy of credit injections. In March, it stepped up its programme of injecting funds in order to reduce market interest rates through the purchase of public debt, the debt of federal agencies and mortgage securities issued by agencies.
Growth in Latin America also slackened in the fourth quarter of 2008. Brazil’s economy slowed to 1.2% year-on-year from 6.8% in the third quarter, while Chile’s growth was 0.2% year-on-year and Mexico’s 1.6%. Inflation ceased to be a problem and this led central banks to cut interest rates aggressively (-250 b.p. Brazil, -150 b.p. Mexico and -650 b.p. Chile) and announce they would continue to do so.
The euro zone’s growth declined at 5.7% in the fourth quarter over the third quarter. Particularly hard hit were investment and exports. The first figures for 2009 show a further deterioration in manufacturing, trade flows and confidence, pointing to a similar GDP shrinkage. The fiscal and monetary stimuluses and the measures to help banks should help to ease tensions and stabilise the economy.
The European Central Bank’s monetary policy was somewhat more orthodox than that of other central banks. Its interest rates remained above zero despite the large cut of 300 b.p. to 1.25% and it mainly focused on facilitating interbank liquidity. The euro remained at more moderate levels against the dollar and sterling than those at the end of 2008 (EUR 1/$1.33 and $1/ £0.93).
The Spanish economy contracted 3.8% in the fourth quarter over the third quarter, a slower pace than in the previous quarter. The latest indicators suggest a further decline: weaker consumption and investment, a very sharp adjustment in the property sector and an export sector held back by Europe’s recession. As a result, unemployment is surging.
The downturn in the UK economy intensified in the fourth quarter (-6% over the third quarter), a trend which will continue in 2009 because of the situation in households and companies. The government implemented fiscal and monetary measures to spur demand and ease tensions in the credit markets. The Bank of England cut its base rate to 0.50% and speeded up quantitative easing.
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1’09	Q1’08	31.03.09	31.12.08	31.03.08

US$	1.3020	1.4969	1.3308	1.3917	1.5812
Pound sterling	0.9082	0.7570	0.9308	0.9525	0.7958
Brazilian real	3.0175	2.6017	3.0767	3.2436	2.7554
New Mexican peso	18.7402	16.1813	18.7623	19.2333	16.8967
Chilean peso	787.3892	692.7702	772.5959	886.8608	698.0207
Venezuelan bolivar fuerte	2.7958	3.2148	2.8624	2.9798	3.3945
Argentine peso	4.6145	4.7545	4.9466	4.8041	5.0341
Grupo Santander. Results
Before commenting on the Group’s results and in order to better interpret them, four aspects need to be taken into account, as well as the global recession and the very complex environment:
•
In order to facilitate comparisons with the 2008 quarters both for the Group as well as Brazil and Latin America, a pro forma statement for 2008 was drawn up that consolidates Banco Real in Brazil by global integration.

•
There is some perimeter impact from businesses incorporated in the UK (Alliance & Leicester and Bradford & Bingley) and consumer businesses. In addition, Sovereign was consolidated in the first quarter of 2009 by global integration, which means incorporating the balance sheet for this period and the income statement for two months (February and March).

6     Financial Report

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Income statement

			Variation
Million euros	Q1’09	Q1’08	Amount	(%)

Net interest income	6,234	5,101	1,133	22.2

Dividends	87	62	25	40.9
Income from equity-accounted method	(11)	102	(113)	—
Net fees	2,210	2,334	(123)	(5.3)
Gains (losses) on financial transactions	869	771	98	12.7
Other operating income/expenses	65	69	(5)	(6.6)

Gross income	9,454	8,438	1,016	12.0

Operating expenses	(4,080)	(3,780)	(300)	7.9
General administrative expenses	(3,691)	(3,430)	(261)	7.6
Personnel	(2,111)	(1,983)	(128)	6.5
Other general administrative expenses	(1,580)	(1,447)	(133)	9.2
Depreciation and amortisation	(389)	(351)	(39)	11.0

Net operating income	5,374	4,658	716	15.4

Net loan-loss provisions	(2,234)	(1,290)	(944)	73.2
Impairment losses on other assets	(25)	(13)	(12)	95.4
Other income	(283)	(301)	19	(6.2)

Profit before taxes (w/o capital gains)	2,832	3,054	(222)	(7.3)

Tax on profit	(622)	(712)	90	(12.6)

Profit from continuing operations (w/o capital gains)	2,210	2,341	(132)	(5.6)

Net profit from discontinued operations	(14)	1	(15)	—

Consolidated profit (w/o capital gains)	2,195	2,342	(147)	(6.3)

Minority interests	99	136	(36)	(26.8)

Attributable profit to the Group (w/o capital gains)	2,096	2,206	(110)	(5.0)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,096	2,206	(110)	(5.0)

EPS (euros) (1)	0.2472	0.3086	(0.0614)	(19.9)

Diluted EPS (euros) (1)	0.2460	0.3066	(0.0606)	(19.8)

Pro memoria:
Average total assets	1,076,112	924,553	151,559	16.4
Average shareholders’ equity	63,272	50,721	12,551	24.7

(1).	-Q1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.
•
Comparing revenues and costs is negatively affected by the average exchange rates of sterling and the main Latin American currencies against the euro. The effects with regard to the euro are: -7/8 p.p. for the whole Group, -30 p.p. in the UK and -12 p.p. in Latin America.

Attributable profit was EUR 2,096 million, 5.0% lower than in the first quarter of 2008 but 8.0% more than in the fourth quarter. Eliminating the perimeter and exchange-rate impact, attributable profit was virtually the same as in the first quarter of 2008.
Group Santander’s results continued to be solid and recurrent, underscored by higher attributable profit of the operating areas (EUR 2,568 million) than in all the quarters of 2008. This did not feed through totally to the bottom line because of the negative impact of exchange rates.
This performance was achieved in a complex environment, which made the Group prioritise its management focus for 2009: management of spreads, particularly in lending; management of the growth differential between revenues and expenses, with strict control of the latter; risk management in a context of strong growth in provisions and in the face of a faster and deeper decline in the macroeconomic situation than envisaged; focus on recoveries and discipline in financial and capital management.
Financial Report     7

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Quarterly

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1

Net interest income	5,101	5,404	5,631	5,443	6,234

Net fees	62	257	84	150	87
Gains (losses) on financial transactions	102	52	(54)	23	(11)
Dividends	2,334	2,290	2,388	2,193	2,210
Income from equity-accounted method	771	815	596	484	869
Other operating income/expenses	69	66	13	46	65

Gross income	8,438	8,884	8,657	8,339	9,454

Operating expenses	(3,780)	(3,806)	(3,892)	(3,814)	(4,080)
General administrative expenses	(3,430)	(3,457)	(3,538)	(3,468)	(3,691)
Personnel	(1,983)	(2,002)	(2,020)	(1,904)	(2,111)
Other general administrative expenses	(1,447)	(1,455)	(1,518)	(1,564)	(1,580)
Depreciation and amortisation	(351)	(349)	(354)	(345)	(389)

Net operating income	4,658	5,077	4,765	4,526	5,374

Net loan-loss provisions	(1,290)	(1,609)	(1,806)	(1,957)	(2,234)
Impairment losses on other assets	(13)	(16)	(13)	(51)	(25)
Other income	(301)	(109)	8	(66)	(283)

Profit before taxes (w/o capital gains)	3,054	3,343	2,954	2,452	2,832

Tax on profit	(712)	(683)	(622)	(422)	(622)

Profit from continuing operations (w/o capital gains)	2,341	2,660	2,332	2,029	2,210

Net profit from discontinued operations	1	2	2	(17)	(14)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195

Minority interests	136	138	128	71	99

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460

(1).	-Q1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008
The main elements were:
•
Excellent evolution of net interest income, which remained the driver of the Group’s revenues. It increased 22.2% year-on-year and was 14.5% higher than in the fourth quarter of 2008. This offset the lower fee income and reduced income accounted for by the equity method and increased gross income, both over the first quarter of 2008 (+12.0%) and the fourth quarter (+13.4%). Excluding the perimeter effect, year-non-year growth was still double digit.

•
The pace of growth of operating expenses continued to decelerate and they were vurtually flat (+1.8% excluding the perimeter and exchange-rate effects). In the current context, prudence and control of costs are a fundamental variable of well-managed and sustainable banks. The experience and performance in the last few years endorse the correctness of Santander’s management.

•
Net loan-loss provisions continued to rise (73.2% more than the first quarter of 2008), due to the worsening of Spain’s macroeconomic variables (more quickly than in other countries), which pushed up non-performing loans, as well as the incorporation of new institutions. This growth, however, was slower if the comparison is made with the fourth quarter on a like-for-like basis.

We now compare the performance of the income statement with a pro forma statement for 2008 which includes Banco Real by global integration.
Net interest income was again the main driver of revenue growth. At EUR 6,234 million it was 22.2% higher than in the first quarter of 2008 and 14.5% more than the fourth quarter.
8     Financial Report

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Net fees

			Variation
Million euros	Q1’09	Q1’08	Amount	(%)

Commissions from services	1,306	1,211	95	7.9
Mutual & pension funds	301	425	(123)	(29.0)
Securities services	162	203	(41)	(20.2)
Insurance	441	495	(54)	(11.0)

Net fees	2,210	2,334	(123)	(5.3)

This was due to a moderate rise in volumes (higher in Latin America) and appropriate management of spreads in all units. Those on loans continued the trend of previous quarters, and were notably better than the first quarter of 2008 (for the whole Group they increased from 2.57% to 3.18%). Net interest income benefited, like other items, from the incorporation of Sovereign, Alliance & Leicester and GE, which contributed positively (12 p.p.) to growth in revenues and negatively (-7/8 p.p.) because of the impact of exchange rates. Excluding both effects, net interest inncome was 18.8% more than in the first quarter of 2008.
Of note was the poorer evolution of fee income and income accounted for by the equity method. Net fee income declined 5.3%, because of reduced activity and the change in the demand for some fee-generating products. Both effects mainly hit revenues from mutual funds, insurance and securities.
Income acocunted for by the equity method was EUR 11 million negative, EUR 113 million lower than in the first quarter of 2008. This was largely due to the move of Cepsa to assets held for sale and Sovereign’s consolidation by global integration.
Gains on financial transactions increased 12.7%, because of the good evolution of those from wholesale businesses, which comfortably offset the decline from corporate activities.
Gross income was 12.0% higher year-on-year at EUR 9,454 million. Excluding the perimeter and exchange-rate effects, growth was 10.5% (+12.7% in the operating areas).
Operating expenses grew 7.9% (+1.8% excluding the perimeter and exchange-rate effects). In the current environment, control of expenses is a fundamental element of management. Both the figures for the geographic areas as well as the global figure reflected changes coherent with this philosophy and the efficiency ratio objectives were met.
The higher growth in gross income than in costs produced a further improvement in the Group’s efficency ratio (including amortisations) from 44.8% in the first quarter to 43.2%. Excluding amortisations, the ratio was 39.0%. This improvement occurred in Europe, particularly the UK, as well as Latin America. Like other ratios, the evolution of efficiency in this report is presented on a like-for-like basis and cannot be compared with that published in previous reports because of the incorporation of Banco Real in all quarters of 2008 by global integration and the changes in the drawing up of the financial statement.
Net operating income rose 15.4% to EUR 5,374 million, entirely due to the operating areas. Eliminating the perimeter and exchange-rate effects, the rise for the Group was 17.5% and for the operating areas 21.2%. These figures clearly show the Group’s capacity to keep on generating revenue, despite the current environment, and enable it to absorb the increased needs for provisions.
Profitability is also high: net operating income in the first quarter, annualised, represented 3.3% of lending.
Net loan-loss provisions in the first quarter were EUR 2,234 million, 73.2% more than in the first quarter of 2008. This big rise was partly due to the perimeter effect of the incorporations and, in addition, the increase in most business units for various reasons. The first and most important factor is the deeper and faster than expected deterioration in the macroeconomic picture.
Financial Report     9

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Operating expenses

			Variation
Million euros	Q1’09	Q1’08	Amount	(%)

Personnel expenses	2,111	1,983	128	6.5
General expenses	1,580	1,447	133	9.2
Information technology	190	186	3	1.8
Communications	164	162	2	1.5
Advertising	149	148	2	1.1
Buildings and premises	348	278	69	24.9
Printed and office material	46	45	1	2.4
Taxes (other than profit tax)	80	77	3	4.5
Other expenses	603	551	52	9.4

Personnel and general expenses	3,691	3,430	261	7.6

Depreciation and amortisation	389	351	39	11.0

Total operating expenses	4,080	3,780	300	7.9

The second is the growth in lending which in some units is still rising at double digit rates and the third, the change in the mix of portfolio in prior years into more profitable products but with a higher risk premium. The rise over the fourth quarter was 14.1% (small reduction excluding the perimeter effect).
Other income and allowances for possible contingencies was EUR 283 million negative (EUR 301 million negative in the first quarter of 2008).
Profit before tax was EUR 2,832 million and attributable profit, after the tax charge, the results from discontinued operations and minority interests, was EUR 2,096 million, 5.0% less than in the first quarter of 2008 and 8.0% more than in the fourth quarter.
Earnings per share were EUR 0.2472, 19.9% lower year-on-year because of the capital increases in 2008 and the beginning of 2009.
Net loan-loss provisions

			Variation
Million euros	Q1’09	Q1’08	Amount	(%)

Non performing loans	2,506	1,375	1,132	82.3
Country-risk	(77)	105	(182)	—
Recovery of written-off assets	(195)	(189)	(6)	2.9

Total	2,234	1,290	944	73.2

10     Financial Report

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Balance sheet

			Variation
Million euros	31.03.09	31.03.08	Amount	(%)	31.12.08
Assets
Cash on hand and deposits at central banks	36,305	24,039	12,266	51.0	45,781
Trading portfolio	157,721	137,810	19,912	14.4	151,817
Debt securities	47,401	55,587	(8,186)	(14.7)	43,896
Customer loans	6,188	9,016	(2,828)	(31.4)	684
Equities	5,883	8,363	(2,480)	(29.7)	6,272
Trading derivatives	92,491	52,263	40,228	77.0	95,815
Deposits from credit institutions	5,758	12,580	(6,822)	(54.2)	5,150
Other financial assets at fair value	31,189	30,831	358	1.2	25,817
Customer loans	8,886	8,693	193	2.2	8,973
Other (deposits at credit institutions, debt securities and equities)	22,303	22,138	165	0.7	16,844
Available-for-sale financial assets	60,693	43,131	17,562	40.7	48,920
Debt securities	53,970	34,773	19,197	55.2	42,548
Equities	6,722	8,358	(1,636)	(19.6)	6,373
Loans	744,848	607,912	136,936	22.5	699,615
Deposits at credit institutions	58,267	47,278	10,989	23.2	64,731
Customer loans	670,423	559,077	111,346	19.9	617,231
Other	16,158	1,557	14,601	937.8	17,653
Investments	224	4,105	(3,881)	(94.5)	1,323
Intangible assets and property and equipment	11,055	11,966	(911)	(7.6)	10,289
Goodwill	20,719	20,890	(171)	(0.8)	18,836
Other	52,610	39,841	12,769	32.0	47,233

Total assets	1,115,365	920,524	194,841	21.2	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	151,253	106,130	45,123	42.5	136,620
Customer deposits	9,144	17,257	(8,113)	(47.0)	4,896
Marketable debt securities	3,297	17,659	(14,362)	(81.3)	3,570
Trading derivatives	87,306	54,537	32,769	60.1	89,167
Other	51,507	16,678	34,829	208.8	38,987
Other financial liabilities at fair value	32,363	49,313	(16,950)	(34.4)	28,639
Customer deposits	11,251	10,158	1,093	10.8	9,318
Marketable debt securities	3,227	8,144	(4,917)	(60.4)	5,191
Deposits at credit institutions	17,885	31,011	(13,126)	(42.3)	14,130
Financial liabilities at amortized cost	811,086	657,745	153,340	23.3	770,008
Due to central banks and credit institutions	72,859	58,644	14,214	24.2	79,795
Customer deposits	456,619	330,753	125,867	38.1	406,015
Marketable debt securities	222,367	209,900	12,467	5.9	227,642
Subordinated debt	39,818	36,194	3,624	10.0	38,873
Other financial liabilities	19,422	22,254	(2,832)	(12.7)	17,681
Insurance liabilities	18,849	14,805	4,045	27.3	16,850
Provisions	17,793	18,655	(862)	(4.6)	17,736
Other liability accounts	22,157	19,763	2,395	12.1	19,777

Total liabilities	1,053,501	866,411	187,090	21.6	989,630

Shareholders’ equity	66,731	53,622	13,109	24.4	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	65,369	52,359	13,011	24.8	55,707
Attributable profit to the Group	2,096	2,206	(110)	(5.0)	8,876
Less: dividends	(4,812)	(4,070)	(742)	18.2	(2,693)
Equity adjustments by valuation	(7,487)	(1,955)	(5,532)	282.9	(8,300)
Minority interests	2,620	2,446	174	7.1	2,415

Total equity	61,864	54,113	7,751	14.3	60,001

Total liabilities and equity	1,115,365	920,524	194,841	21.2	1,049,632

Financial Report     11

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Customer loans

			Variation
Million euros	31.03.09	31.03.08	Amount	(%)	31.12.08

Public sector	7,514	5,460	2,054	37.6	7,668
Other residents	231,211	229,778	1,434	0.6	230,783
Commercial bills	11,390	16,430	(5,040)	(30.7)	14,874
Secured loans	124,421	124,441	(20)	(0.0)	123,566
Other loans	95,400	88,906	6,494	7.3	92,343
Non-resident sector	461,581	351,899	109,682	31.2	400,903
Secured loans	270,826	197,389	73,438	37.2	229,761
Other loans	190,754	154,510	36,244	23.5	171,142

Gross customer loans	700,306	587,136	113,169	19.3	639,354

Loan-loss allowances	14,809	10,351	4,458	43.1	12,466

Net customer loans	685,497	576,786	108,712	18.8	626,888

Pro memoria: Doubtful loans	18,683	7,936	10,747	135.4	13,968
Public sector	15	1	14	—	1
Other residents	7,748	2,461	5,287	214.8	6,208
Non-resident sector	10,921	5,474	5,446	99.5	7,759
Consolidated balance sheet
Total managed funds at the end of March amounted to EUR 1,231,660 million, of which EUR 1,115,365 million (91%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two factors. On the one hand, a positive perimeter effect from the incorporation of Alliance & Leicester and Bradford & Bingley in 2008 and Sovereign in 2009 and the consumer business units acquired and, on the other, a negative exchange-rate impact from the depreciation on the basis of period-end euro exchange rates of 14% for sterling and around 10% for the main Latin American currencies.
The net impact of both factors on the changes in customer balances was 13 p.p. positive in both loans and in funds.
The incorporation of Banco Real had no impact, as a pro forma statement at March 2008 consolidating by global integration was drawn up, instead of by the equity accounted method as was the case for the first three quarters of 2008.
The Group’s gross lending amounted to EUR 700,306 million, 19.3% higher than in March 2008. Deducting the perimeter effects (contribution of 18 p.p.) and exchange rates (subtraction of 5 p.p.) growth was 6.6%.
12     Financial Report

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Lending to resident sectors was basically flat year-on-year, with that to the public sector up 38% and loans to other sectors increasing slightly because of secured loans (the same as March 2008). Other credits rose 7%. Loans to the non-resident sector rose 31%, affected by perimeter changes and exchange rates.
Continental Europe’s total lending increased 4%. In Spain, the combined lending of the Santander Branch Network and Banesto rose 3%, with mortgages declining and stronger business to SMEs and shops.
Santander Consumer Finance increased its lending 23%, partly because of the integration of the assets acquired from Royal Bank of Scotland and GE, while Portugal’s was 6% higher. Lending to individuals up 2% and 12% to SMEs.
In the UK, lending grew 29% to EUR 212,624 million. Excluding the balances of Alliance & Leicester, and in local currency, Abbey’s balances were 8% higher because of commercial (+21%) and residential (+8%) mortgages, while personal loans, with a small relative share in total lending in line with the Group’s strategy started several quarters ago, dropped 15%.
Lending in Latin America rose 7%, hit by the depreciation of currencies. Growth in local currency terms was 14% (+30% Brazil, +11% Chile and 6% lower in Mexico, impacted by the lower card business).
Sovereign managed EUR 41,466 million at the end of the quarter.
At the end of 2008, the Group’s lending was 10% higher, mainly due to perimeter impacts.
At March 31, Continental Europe accounted for 48% of total lending, the UK 31%, Latin America 15% and Sovereign 6%. The respective figures a year earlier were 55% for Continental Europe, 29% for the UK and 16% for Latin America.
Total funds managed by Grupo Santander at the end of March were 10% higher at EUR 874,989 million (perimeter effect of +17 p.p. and exchange rate of -4 p.p.).
Excluding both effects, funds slipped 2%. Of note was the 15% rise in deposits less repos and 3% in subordinated debt, while marketable securities declined 14% and repos dropped 3%. The volume of mutual funds was 24% lower and pension funds 8%, while insurance savings-investment increased 31%.
Continental Europe increased its deposits less repos 26% year-on-year.
In Spain, where 80% of Continental Europe’s funds are concentrated, both the Santander Branch Network (+19%) and Banesto (+16%) increased their time deposits year-on-year. Savings-investment insurance has become an additional source of financing (+39%). Mutual and pension funds declined 32%, notably affected, on the one hand, by customers’ preference for time deposits and, on the other, by the markets’ negative evolution.
There was also a greater focus in Portugal on deposits (+22% without repos), with time deposits, as in Spain, rising strongly.
Santander Consumer Finance increased its deposits excluding repos 50%, backed by Germany (+39%) and the contribution of the businesses acquired from Royal Bank of Scotland.
In the UK, deposits excluding repos increased 63% in sterling (+33 p.p. incorporating Bradford & Bingley and Alliance & Leicester). Mutual funds increased 2%.
In Latin America, deposits without repos plus mutual funds increased 6% excluding the exchange-rate impact. Deposits, excluding repos, increased 17% (+25% in Brazil, +8% in Chile and +5% in Mexico), while mutual funds dropped 15%.
The consolidation of Sovereign added EUR 52,659 million.
Continental Europe accounted for 40% of managed customer funds, the UK 30%, Latin America 23% and Sovereign 7%. The respective figures for the first quarter of 2008 were 45%, 29% and 26%.
Deposits in the first quarter of 2009 were 13% higher than in the fourth quarter (+1% excluding positive impact of exchange rates and Sovereign).
Financial Report     13

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Customer funds under management

			Variation
Million euros	31.03.09	31.03.08	Amount	(%)	31.12.08

Public sector	17,080	13,752	3,328	24.2	13,720
Other residents	119,755	104,601	15,153	14.5	117,776
Demand deposits	52,918	51,179	1,739	3.4	51,300
Time deposits	48,374	32,680	15,693	48.0	46,783
REPOs	18,463	20,742	(2,279)	(11.0)	19,693
Non-resident sector	340,180	239,814	100,366	41.9	288,734
Demand deposits	178,147	116,551	61,596	52.8	151,774
Time deposits	132,412	93,176	39,236	42.1	115,620
REPOs	23,338	27,991	(4,652)	(16.6)	17,187
Public Sector	6,282	2,096	4,186	199.7	4,153

Customer deposits	477,015	358,168	118,847	33.2	420,229

Debt securities	228,891	235,703	(6,812)	(2.9)	236,403
Subordinated debt	39,818	36,194	3,624	10.0	38,873

On-balance-sheet customer funds	745,724	630,065	115,659	18.4	695,506

Mutual funds	89,116	122,812	(33,696)	(27.4)	90,306
Pension funds	10,567	11,537	(970)	(8.4)	11,128
Managed portfolios	16,612	17,381	(769)	(4.4)	17,289
Savings-insurance policies	12,970	9,821	3,150	32.1	12,338

Other customer funds under management	129,265	161,550	(32,286)	(20.0)	131,061

Customer funds under management	874,989	791,615	83,374	10.5	826,567

This growth is in line with the Group’s financing strategy, which in the last few quarters has focused on capturing deposits in the branch networks.Thanks to the growth in deposits, there was a reduced need to resort to medium/long term market financing. However, given the importance of maintaining our presence in such markets, we issued EUR 1,250 million of senior debt which was placed in the institutional markets in April, in addition to new issues during the quarter of senior debt, mortgage bonds and subordinated debt amounting to EUR 925 million.
During the quarter the issues of senior debt, mortgage bonds and subordinated debt that matured had a countervalue of EUR 8,089 million, EUR 500 million and EUR 546 million, respectively, and EUR 850 million of preferred shares were amortised.
Securitisation of mortgage loans, consumer finance and loans to SMEs amounted on an aggregate basis to around EUR 4,500 million. All these measures bolstered the Group and put us in a comfortable liquidity position.
Goodwill, including that corresponding to the banks that consolidate by global integration and equity stakes, was EUR 20,728 million at the end of March, EUR 1,138 million lower than a year earlier. This reduction is the net difference between the entry of the businesses acquired, the exit of Cepsa and the impact of exchange rates, basically the depreciation of Latin American currencies and sterling against the euro.
Total shareholders’ equity stood at EUR 66,731 million, EUR 13,109 million more than at the end of 2008 (+24%). This large increase was mainly due to December’s capital increase with preferential subscription rights and the EUR 4,064 million of retained earnings.
Mutual funds

			Variation
Million euros	31.03.09	31.03.08	(%)

Spain	41,042	60,110	(31.7)
Portugal	2,748	5,175	(46.9)
United Kingdom	7,461	8,542	(12.6)
Latin America	37,865	48,985	(22.7)

Total	89,116	122,812	(27.4)

Pension funds

			Variation
Million euros	31.03.09	31.03.08	(%)

Spain	9,273	10,107	(8.3)
Portugal	1,294	1,430	(9.5)

Total	10,567	11,537	(8.4)

14     Financial Report

January — March 2009
CONSOLIDATED FINANCIAL REPORT
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	31.03.09	31.03.08	Amount	(%)	31.12.08
Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	36,723	32,363	4,360	13.5	28,024
Treasury stock	(662)	(374)	(288)	77.1	(421)
Shareholders’ equity (before profit and dividends)	69,447	55,486	13,961	25.2	59,704
Attributable profit	2,096	2,206	(110)	(5.0)	8,876
Interim dividend distributed	(2,713)	(2,307)	(406)	17.6	(1,711)
Interim dividend not distributed	(2,099)	(1,763)	(336)	19.1	(3,102)
Shareholders’ equity (after retained profit)	66,731	53,622	13,109	24.4	63,768
Valuation adjustments	(7,487)	(1,955)	(5,532)	282.9	(8,300)
Minority interests	2,620	2,446	174	7.1	2,415
Total equity (after retained profit)	61,864	54,113	7,751	14.3	57,883
Preferred shares and securities in subordinated debt	7,856	7,432	424	5.7	8,673
Total equity and capital with the nature of financial liabilities	69,720	61,545	8,175	13.3	66,555
Total net equity and capital with the nature of financial liabilities amounted to EUR 69,720 million, after incorporating minority interests, preferential shares and valuation adjustments. The latter had a negative effect over March 2008 for two reasons: on the one hand, the lower unrealised capital gains due to the fall in share prices and, on the other, the negative impact of exchange rates on the book value of equity stakes in foreign subsidiaries, partly offset by goodwill on the calculation of capital ratios. Valuation adjustments improved by EUR 813 million over the end of December.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 73,980 million at the end of March (EUR 30,300 million higher than the minimum requirement, +69%). The BIS II ratio was 13.5% and core capital 7.3%, with a positive impact in the first quarter from profits and the moderate growth in risk assets which generated free capital of 20 b.p. and negative of 40 b.p. from the incorporation of the businesses acquired.
This level of core capital should be classified quantitatively and qualitatively as very high and compares very well with our peers, particularly because of Santander’s basically retail business and its geographic and product diversification. Furthermore, it must be taken into account that this ratio reflects the impact of valuation adjustments of portfolios available for sale and does not include the Group’s large generic provisions.
Since Grupo Santander has a plain vanilla balance sheet and a retail business, these levels of capital ratio are consistently high compared to our competitors in terms of ratios such as tangible common equity over tangible assets.
Computable capital and BIS II ratio

Million euros	31.03.09	31.12.08
Core capital	40,030	38,968
Basic capital	48,727	46,894
Supplementary capital	26,968	25,225
Deductions	(1,715)	(3,816)
Computable capital	73,980	68,302
Risk-weighted assets	546,088	514,003

BIS II ratio	13.5	13.3
Tier I (before deductions)	8.9	9.1
Core capital	7.3	7.5

Shareholders’ equity surplus (BIS II ratio)	30,293	27,182
Financial Report     15

January — March 2009
CONSOLIDATED FINANCIAL REPORT
On the other hand, the capacity to generate retained profits, after deducting dividends according to the Group’s pay-out policy, is high and consistent as shown by the evolution of book value per share of EUR 7.8 euros (25 euro cents higher in the quarter). This indicator has risen continuously in the last three years. A further indication of the Group’s financial strength is the evolution of the net asset value (NAV) per share , defined as equity in the strictest sense (excluding minority interests and preferred shares) less valuation adjustments, goodwill and other intangible assets.
Recorded revenues and expenses statement

Million euros	Q’109	Q’108
Net consolidated profit	2,195	2,342
Other recorded revenues/expenses	930	(2,612)
Available-for-sale financial assets	(240)	(974)
Cash flow hedges	(31)	(34)
Hedges of net investments in businesses abroad	(703)	758
Exchange rates differences	1,674	(2,365)
Other revenues/expenses	111	(64)
Recorded in minority interests	117	65
Total recorded revenues/expenses	3,125	(270)
Attributale to the Parent Bank	2,908	(471)
Attributale to the minority interests	217	201
Rating agencies
The Group’s short- and long-term ratings remained unchanged during the first quarter. They were confirmed after the acquisition of Alliance & Leicester and the purchase of the deposits of Bradford & Bingley and of all the capital of Sovereign were announced.

	Long	Short	Financial
	term	term	strength
Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa1	P1	B
DBRS	AA	R1(high)
16     Financial Report

January — March 2009
RISK MANAGEMENT
Credit risk management *

			Variation
Million euros	31.03.09	31.03.08	Amount		(%)	31.12.08
Non-performing loans	18,968	8,047	10,920		135.7	14,191
NPL ratio (%)	2.49	1.24	1.25 p.			2.04
Loan-loss allowances	15,166	10,792	4,374		40.5	12,863
Specific	8,905	4,281	4,624		108.0	6,682
Generic	6,261	6,511	(250)		(3.8)	6,181
NPL coverage (%)	79.96	134.12	(54.16 p.	)		90.64
Credit cost (%) **	1.34	0.76	0.58 p.			1.16

Ordinary non-performing and doubtful loans ***	13,235	6,006	7,229		120.4	10,626
NPL ratio (%) ***	1.75	0.93	0.82 p.			1.53
NPL coverage (%) ***	114.59	179.69	(65.10 p.	)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets
Risk management
The financial markets were again very volatile and risk aversion remained high. Although liquidity tensions in the money markets eased a little, Grupo Santander continued to be very prudent in managing structural liquidity.
Santander has no exposure to subprime mortgages and has a low volume of activity in structured products. Its exposure to hedge funds, asset-backed securities, monolines and conduits is also very limited. In short, the exposure to structured financial products shows a low level of complexity and is subject to strict supervision by senior management.
Credit risk management
The Group’s bad and doubtful loans continued to increase because of the economic downturn, the higher volume of lending and the change of mix (mainly in Latin America) over the last few years to more profitable products but with a higher risk premium.
As a result, the Group’s non-performing loan (NPL) ratio stood at 2.49% at the end of March, 125 b.p. more than a year earlier and 45 b.p. more than at the end of 2008, and it still compares very well with our international peers. The same goes for coverage which, while lower than a year ago, was 80%.
Net loan-loss provisions (i.e. after deducting the recovery of bad debts) in the first quarter amounted to EUR 2,731 million, 1.34% of the average credit risk of the last 12 months, up from EUR 1,366 million and 0.76%, respectively, in the first quarter of 2008. This higher credit cost is offset by higher spreads on loans, reflected in the growth in net interest income and in the recovery in some units of generic provisions. Net loan-loss provisions represented 1.4% of credit risk, well below net operating income as a percentage of credit risk (3.3%).
Financial Report     17

January — March 2009
RISK MANAGEMENT
Non-performing loans by quarter

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1
Balance at beginning of period	6,179	8,047	9,677	11,685	14,191
+ Net additions	3,352	2,940	3,423	4,503	6,534	*
- Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,757)
Balance at period-end	8,047	9,677	11,685	14,191	18,968

*	In Q1’09 includes Sovereign and GE Money
The Group’s level of non-performing loans in Spain compares well with the banking sector as a whole and increasingly so because of a better performance in relative terms. The NPL ratio was 2.40% at the end of March, 156 b.p. higher than a year earlier, and coverage was 80%.
Santander Consumer Finance’s NPL ratio was 4.64% at the end of March (+149 b.p. year-on-year) and coverage 89% (-3 p.p.).
The NPL ratio in Portugal was 1.87%, 50 b.p. higher than in March 2008 and also above that in the fourth quarter, while coverage dropped to 71%.
In the UK, the NPL ratio was 1.25%, 21 b.p. more than at the end of 2008 and 59 b.p. higher than in March. Coverage was 3 p.p. higher than a year earlier at 56%.
Latin America’s NPL was 3.27% (+88 b.p. year-on-year). Coverage was 107%, 23 p.p. lower than in March 2008 and 1 p.p. below December.
Market risk management
The risk of trading activity, measured in terms of VaR, averaged around EUR 34 million. It fluctuated between EUR 27.2 million and EUR 45.2 million. VaR rose in the second part of the first quarter because of the increased risk in fixed income and exchange rates in Brazil and Mexico.
trading portfolios. VaR by region

First quarter	2009		2008
Million euros	Average	Latest	Average
Total	34.0	42.4	28.7
Europe	14.2	15.1	16.8
USA	4.5	8.4	1.0
Latin America	22.4	30.6	20.3
trading portfolios. VaR by product

First quarter	2009
Million euros	Min	Avg	Max	Latest
Total trading VaR total	27.2	34.0	45.2	42.4
Diversification effect	(5.8)	(10.8)	(17.8)	(9.1)
Fixed income VaR	19.1	23.6	32.1	26.6
Equity VaR	4.2	6.5	11.7	10.4
Fx VaR	11.2	14.7	19.7	14.6
18     Financial Report

January — March 2009
THE SHARE
The Santander share
Shareholder remuneration
In line with its policy, Santander paid on February 1 its third dividend of EUR 0.1229 per share charged to 2008’s earnings.
The Board approved payment of the fourth interim dividend of EUR 0.2574 per share as of May 1, which, subject to approval by the Shareholders’ Meeting, will be the final one. This would make the total nominal dividend for 2008 EUR 0.6508 per share, the same as in 2007.
Share price performance
World stock market indices declined in the first quarter, because of concern over the global economy and the financial sector. The Santander share ended March at EUR 5.19, 23.1% lower than at the end of 2008. In the year to March it declined 55.9%, more than the 39.8% drop in the DJ Stoxx 50 and the 41.1% fall in Spain’s Ibex-35, but less than the DJ Stoxx Banks (-63.8%).
Markets picked up in April and on the 27th the Santander share was EUR 6.65 (+28.1% during the month).
Market capitalisation
At March 31, Santander was the largest bank in the euro zone by market capitalisation and the seventh in the world (EUR 42,328 million).
The share’s weighting in the DJ Stoxx index was 2.48%, 10.10% in the DJ Stoxx Banks and 15.33% in the Ibex-35.
Trading
A total of 7,905 million shares were traded during the first quarter for an effective value of EUR 43,597 million, the largest figure among the DJ Stoxx 50. The liquidity ratio was 98%.
Shareholders
There were 3,195,622 shareholders at March 31, of which 2,906,644 were European (87.05% of the capital) and 274,777 from the Americas (12.69%).
Excluding the Board which holds 3.56% of the Bank’s capital, individual shareholders held 40.27% of the capital and institutional ones 56.17%.
As a result of the acquisition of Sovereign Bancorp, Banco Santander increased its capital on January 30 by issuing 161,546,320 new shares.
The Santander share. March 2009

Shareholders and trading data
Shareholders (number)	3,195,622
Shares outstanding (number)	8,155,605,723
Average daily turnover (no. of shares)	125,470,540
Share liquidity (%)	98
(Number of shares traded during the year / number of shares)

Dividend per share*	euros	%
Fourth interim dividend 2007 (01.05.08)	0.262887	41.0
First interim dividend 2008 (01.08.08)	0.126086	10.0
Second interim dividend 2008 (01.11.08)	0.126086	10.0
Third interim dividend 2008 (01.02.09)	0.122940	7.3
Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)

Price movements during the year
Beginning (30.12.08)	6.75
Highest	7.32
Lowest	3.92
Last (31.03.09)	5.19
Market capitalisation (millions) (31.03.09)	42,328

Stock market indicators
Price / Book value ** (X)	0.66
P/E ratio (X)	5.25
Yield*** (%)	11.39

*	Adjusted to the capital increase with preemptive right in December 2008 and variation o/ equivalent previous year

**	Including the number of shares needed to compulsorily convert the “Valores Santander”.

***	Total dividends charged to 2008’s earnings / Q1’09 average share price
CAPITAL STOCK OWNERSHIP DISTRIBUTION

March 2009	Shares	%
The Board of Directors	290,520,830	3.56
Institutional investors	4,580,664,853	56.17
Individuals	3,284,420,040	40.27
Total	8,155,605,723	100.00
Financial Report     19

January — March 2009
Information by segments
Description of the segments
Grupo Santander maintained in 2009 the general criteria used in 2008, with two exceptions:
•
The system for calculating the financing cost of the Santander Branch Network was changed. The spread is now calculated on the basis of comparing the interest rate of each operation with the relevant euribor rate instead of doing it at one month euribor for the gap between assets and liabilities. This system is more appropriate for the current volatility and interest rates.

•	The cost of renting the offices sold in the Group’s lease-back operation is assigned to the Santander Branch Network.

•
The Global Customer Relation Model was reviewed and 208 new customers incorporated in net terms. This did not mean any changes in the principal (geographic) segments, but it did affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures or those of the main segments (geographic). The figures for 2008 were restated and include the changes in the affected areas.
In addition, and in order to better monitor the performance in 2009, a pro forma statement was drawn up in 2008 for 12 months of Banco Real in Brazil by global integration (in the published accounts, Banco Real’s contribution was nine months by the equity accounted method, in corporate activities, and in the fourth quarter by global integration in the income statement of the country).
Sovereign was consolidated in the first quarter. This means that the Group and the operating segments’ figures at the end of March incorporate the balance sheet and income statement of two months (February and March).
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
20     Financial Report

January — March 2009
Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
Income statement (Million euros)	Q1’09	Q1’08	Amount	(%)	Q1’09	Q1’08	Amount	(%)
Continental Europe	2,605	2,166	438	20.2	1,289	1,210	79	6.5
o/w: Santander Branch Network	859	814	44	5.4	546	509	37	7.2
Banesto	378	355	23	6.4	190	191	(1)	(0.4)
Santander Consumer Finance	745	516	229	44.3	156	174	(18)	(10.3)
Portugal	197	175	22	12.8	144	139	5	3.3
United Kingdom	756	495	261	52.8	409	311	98	31.5
Latin America	2,664	2,445	219	9.0	890	969	(80)	(8.2)
o/w: Brazil	1,573	1,439	134	9.3	436	502	(66)	(13.1)
Mexico	402	449	(47)	(10.5)	111	188	(77)	(41.0)
Chile	303	244	59	24.2	117	133	(16)	(11.9)
Sovereign	65		65		(20)		(20)
Operating areas	6,090	5,106	984	19.3	2,568	2,491	77	3.1
Corporate Activities	(716)	(448)	(268)	59.8	(473)	(285)	(188)	65.9
Total Group	5,374	4,658	716	15.4	2,096	2,206	(110)	(5.0)

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
Ratios (%)	Q1’09	Q1’08	Q1’09	Q1’08	Q1’09	Q1’08	Q1’09	Q1’08
Continental Europe	36.0	38.3	19.52	22.15	2.73	1.13	81	159
o/w: Santander Branch Network *	38.0	39.2	27.82	24.48	3.14	0.87	61	193
Banesto	40.6	41.7	17.72	19.02	1.96	0.59	85	269
Santander Consumer Finance	28.0	29.2	10.27	24.80	4.64	3.15	89	92
Portugal	39.9	43.0	25.34	26.53	1.87	1.37	71	107
United Kingdom	42.1	47.3	28.76	29.59	1.25	0.66	56	59
Latin America	38.3	42.6	23.40	26.64	3.27	2.39	107	130
o/w: Brazil	38.2	44.5	24.68	25.89	3.65	3.20	107	123
Mexico	33.3	33.6	16.20	26.69	2.80	1.31	128	175
Chile	31.9	38.9	25.16	32.35	3.05	2.23	95	109
Sovereign	74.5		—		3.98		66
Operating areas	38.8	41.4	21.53	24.53	2.45	1.21	81	134
Total Group	43.2	44.8	13.25	17.40	2.49	1.24	80	134

(1)	Efficiency ratio with amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2009 stood at 2.35% (0.75% in March 2008) and NPL coverage was 78% (230% in March 2008)

	Employees		Branches(1)
Operating means	Q1’09	Q1’08	Q1’09	Q1’08
Continental Europe	51,186	48,092	6,062	5,982
o/w: Santander Branch Network	19,035	19,212	2,933	2,894
Banesto	10,283	10,836	1,888	1,946
Santander Consumer Finance	9,929	7,437	379	285
Portugal	6,567	6,491	770	762
United Kingdom	23,495	16,709	1,328	705
Latin America	94,633	98,101	6,056	5,973
o/w: Brazil	52,088	54,544	3,601	3,576
Mexico	13,635	13,313	1,106	1,089
Chile	12,059	12,540	501	496
Sovereign	10,175		750
Operating areas	179,489	162,902	14,196	12,660
Corporate Activities	1,677	1,651
Total Group	181,166	164,553	14,196	12,660

(1).	- Including traditional branches and banking services points.
Financial Report      21

January — March 2009
Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas(1)			Continental Europe
Million euros	Q1’09	Q1’08	Var (%)	Q1’09	Q1’08	Var (%)
Income statement
Net interest income	6,871	5,644	21.7	2,902	2,152	34.9
Net fees	2,198	2,337	(5.9)	955	1,049	(8.9)
Gains (losses) on financial transactions	756	623	21.3	121	232	(48.0)
Other operating income*	125	105	19.2	92	79	15.8
Gross income	9,950	8,709	14.2	4,071	3,513	15.9
Operating expenses	(3,860)	(3,603)	7.1	(1,466)	(1,346)	8.9
General administrative expenses	(3,506)	(3,319)	5.6	(1,327)	(1,223)	8.5
Personnel	(2,024)	(1,905)	6.2	(835)	(775)	7.7
Other general administrative expenses	(1,482)	(1,414)	4.8	(492)	(448)	9.9
Depreciation and amortisation	(354)	(284)	24.5	(139)	(123)	12.6
Net operating income	6,090	5,106	19.3	2,605	2,166	20.2
Net loan-loss provisions	(2,236)	(1,288)	73.6	(773)	(484)	59.9
Other income	(201)	(217)	(7.3)	(26)	5	—
Profit before taxes	3,652	3,601	1.4	1,805	1,688	7.0
Tax on profit	(968)	(976)	(0.9)	(474)	(451)	5.0
Profit from continuing operations	2,684	2,624	2.3	1,332	1,237	7.7
Net profit from discontinued operations	(14)	1	—	(18)	—	—
Consolidated profit	2,670	2,625	1.7	1,314	1,237	6.3
Minority interests	102	134	(24.3)	25	26	(5.4)
Attributable profit to the Group	2,568	2,491	3.1	1,289	1,210	6.5

	Operating business areas(1)			Continental Europe
Million euros	Q1’09	Q1’08	Var (%)	Q1’09	Q1’08	Var (%)
Balance sheet
Customer loans**	685,236	575,618	19.0	331,184	317,075	4.4
Trading portfolio (w/o loans)	143,013	113,275	26.3	68,294	53,698	27.2
Available-for-sale financial assets	43,762	27,959	56.5	15,997	9,224	73.4
Due from credit institutions**	126,505	101,082	25.2	70,702	56,093	26.0
Intangible assets and property and equipment	9,638	11,136	(13.5)	4,610	4,434	4.0
Other assets	84,649	47,424	78.5	19,067	12,497	52.6
Total assets/liabilities & shareholders’ equity	1,092,804	876,496	24.7	509,853	453,021	12.5
Customer deposits**	474,267	357,342	32.7	175,325	147,194	19.1
Marketable debt securities**	130,084	135,640	(4.1)	51,342	60,908	(15.7)
Subordinated debt**	16,491	13,618	21.1	1,715	2,407	(28.8)
Insurance liabilities	18,849	14,805	27.3	14,564	11,740	24.1
Due to credit institutions**	188,953	127,968	47.7	90,863	75,541	20.3
Other liabilities	211,585	186,025	13.7	147,655	132,751	11.2
Shareholders’ equity	52,576	41,098	27.9	28,391	22,479	26.3
Other customer funds under management	129,265	161,550	(20.0)	70,959	92,697	(23.5)
Mutual funds	89,116	122,812	(27.4)	43,790	65,285	(32.9)
Pension funds	10,567	11,537	(8.4)	10,567	11,537	(8.4)
Managed portfolios	16,612	17,381	(4.4)	3,925	6,124	(35.9)
Savings-insurance policies	12,970	9,821	32.1	12,677	9,751	30.0
Customer funds under management	750,106	668,150	12.3	299,340	303,206	(1.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Including all on-balance sheet balances for this item

(1)	Including Sovereign (more details on pages 48 and 49)
22     Financial Report

January — March 2009
Information by principal segments
Income statement and balance sheet of principal segments

United Kingdom			Latin America
Q1’09	Q1’08	Var (%)	Q1’09	Q1’08	Var (%)	Million euros
						Income statement
908	583	55.9	2,857	2,909	(1.8)	Net interest income
235	237	(1.0)	938	1,050	(10.7)	Net fees
156	103	51.4	489	288	69.7	Gains (losses) on financial transactions
7	15	(54.4)	33	11	206.1	Other operating income*
1,306	938	39.3	4,316	4,259	1.4	Gross income
(550)	(443)	24.2	(1,652)	(1,814)	(8.9)	Operating expenses
(498)	(417)	19.4	(1,511)	(1,678)	(10.0)	General administrative expenses
(288)	(240)	20.4	(796)	(890)	(10.6)	Personnel
(210)	(178)	18.1	(715)	(788)	(9.2)	Other general administrative expenses
(52)	(26)	102.1	(141)	(136)	4.2	Depreciation and amortisation
756	495	52.8	2,664	2,445	9.0	Net operating income
(208)	(80)	160.2	(1,161)	(724)	60.3	Net loan-loss provisions
1	2	(65.3)	(175)	(224)	(21.8)	Other income
548	417	31.5	1,328	1,497	(11.3)	Profit before taxes
(139)	(106)	31.4	(365)	(420)	(13.0)	Tax on profit
409	311	31.5	963	1,077	(10.6)	Profit from continuing operations
—	—	—	3	1	414.5	Net profit from discontinued operations
409	311	31.5	966	1,077	(10.3)	Consolidated profit
—	—	—	77	108	(28.9)	Minority interests
409	311	31.5	890	969	(8.2)	Attributable profit to the Group

						Pro memoria:

Million sterling			Million dollars
1,186	710	67.1	5,620	6,375	(11.8)	Gross income
686	374	83.3	3,469	3,660	(5.2)	Net operating income
372	235	57.8	1,158	1,451	(20.2)	Attributable profit to the Group

United Kingdom			Latin America
Q1’09	Q1’08	Var (%)	Q1’09	Q1’08	Var (%)	Million euros
						Balance sheet
212,624	164,844	29.0	99,963	93,699	6.7	Customer loans**
50,250	35,222	42.7	24,122	24,354	(1.0)	Trading portfolio (w/o loans)
840	39	—	20,394	18,696	9.1	Available-for-sale financial assets
28,889	25,286	14.2	26,631	19,703	35.2	Due from credit institutions**
1,227	4,291	(71.4)	3,212	2,412	33.2	Intangible assets and property and equipment
26,359	7,664	243.9	31,303	27,263	14.8	Other assets
320,190	237,346	34.9	205,625	186,128	10.5	Total assets/liabilities & shareholders’ equity
148,338	106,288	39.6	112,495	103,860	8.3	Customer deposits**
57,854	68,195	(15.2)	8,738	6,537	33.7	Marketable debt securities**
8,800	7,986	10.2	4,165	3,224	29.2	Subordinated debt**
2	5	(53.5)	4,283	3,059	40.0	Insurance liabilities
62,952	28,691	119.4	33,274	23,736	40.2	Due to credit institutions**
36,581	21,782	67.9	25,906	31,492	(17.7)	Other liabilities
5,662	4,400	28.7	16,764	14,220	17.9	Shareholders’ equity
7,461	8,542	(12.6)	50,255	60,312	(16.7)	Other customer funds under management
7,461	8,542	(12.6)	37,865	48,985	(22.7)	Mutual funds
—	—	—	—	(0)	(100.0)	Pension funds
—	—	—	12,097	11,256	7.5	Managed portfolios
—	—	—	293	70	318.4	Savings-insurance policies
222,454	191,011	16.5	175,653	173,933	1.0	Customer funds under management

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Including all on-balance sheet balances for this item
Financial Report     23

January — March 2009
Information by principal segments
Continental Europe
•	In a scenario of economic downturn, further advance in quality revenues from net interest income.

•	Flat growth in expenses and notable improvement of 2 p.p. in the efficiency ratio.

•	Higher provisions, though stable in the last three quarters on a like-for-like basis.
Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit was EUR 1,289 million (50% of the Group’s total from its operating areas). Gross income increased 15.9%, net operating income 20.2% and attributable profit 6.5%.
Growth was due to the favourable evolution of revenues and net operating income because of the acquired consumer businesses (mainly GE in the first quarter of 2009). In any case, and at constant perimeter, gross income increased 9%, net operating income 14% and profit 6%.
The area’s growth is the result of the favourable performance of revenues (mainly net interest income) and control of expenses. As a result, the efficiency ratio (with amortisations) was 2.3 p.p. better at 36.0%.
Net interest income increased 34.9% to EUR 2,902 million, thanks to active management of spreads which offset the slowdown in volumes, in line with the market trend. Of note were the Santander Branch Network, whose net interest income rose 21.7% year-on-year, Santander Consumer Finance (+43.5%, aided by the lastest acquisitions) and Global Banking & Markets with a sharp rise in spreads.
Net fee income amounted to EUR 955 million, 8.9% lower, because of the decline in the main units resulting from the downturn in activity and in asset management.
Gains on financial transactions increased 48.0% to EUR 121 million, due to the more moderate evolution of GBM.
Operating expenses were 8.9% higher (flat excluding SCF’s acquisitions), and the difference between growth in gross income and expenses reached 7 p.p, enabling the efficiency ratio to improve further.
Net operating income grew 20.2%, or 14% excluding the perimeter impact. Of note was not only the double digit growth in the current environment, but also that growth was strong in the Santander Branch Network and Banesto, albeit more moderate, as well as in Santander Consumer Finance, Portugal and the rest of Continental Europe (because of GBM).
Consequently, the increase in loan-loss provisions was absorbed and the profits of the Santander Branch Network, Banesto (recurrent), Portugal and GBM maintained. Only the earnings of Santander Consumer Finance declined (10.3%), mainly because of Spain and discontinued operations, as Germany, Drive and the Noridic countries did well.
Lending rose 4%, continuing the slowdown of previous quarters, the result of lower growth in Spain, mainly loans linked to mortgage guarantees.
Deposits, on the other hand, increased 19% (+24% excluding repos). Time deposits registered the highest growth. The volume of mutual funds declined sharply, in line with the market trend of the shift into on-balance sheet funds. Pension funds fell a little.
Insurance savings increased 30% and continued to be an additional source of capturing liquidity.
24     Financial Report

January — March 2009
Information by principal segments
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	Q1’09	Var. (%)	Q1’09	Var. (%)	Q1’09	Var. (%)	Q1’09	Var. (%)
Income statement
Net interest income	1,031	21.7	422	7.6	792	43.5	207	10.8
Net fees	308	(29.2)	154	(3.6)	204	30.8	91	(3.4)
Gains (losses) on financial transactions	44	(12.4)	47	19.9	23	166.2	14	0.6
Other operating income*	1	(77.9)	12	(31.4)	15	29.2	16	35.2
Gross income	1,385	3.4	635	4.4	1,035	42.0	328	7.0
Operating expenses	(526)	0.3	(258)	1.6	(290)	36.3	(131)	(0.7)
General administrative expenses	(487)	0.3	(226)	1.1	(263)	34.1	(113)	(1.0)
Personnel	(320)	(0.9)	(170)	0.5	(132)	43.3	(78)	3.8
Other general administrative expenses	(167)	2.6	(56)	2.7	(130)	25.9	(35)	(10.0)
Depreciation and amortisation	(39)	0.0	(31)	5.5	(27)	61.9	(18)	0.8
Net operating income	859	5.4	378	6.4	745	44.3	197	12.8
Net loan-loss provisions	(104)	(10.6)	(81)	30.2	(501)	86.5	(12)	—
Other income	(6)	—	(7)	—	(2)	—	(6)	63.9
Profit before taxes	748	7.3	289	(1.7)	242	(2.7)	179	3.8
Tax on profit	(202)	7.4	(79)	(2.1)	(64)	(10.0)	(34)	5.7
Profit from continuing operations	546	7.2	210	(1.6)	178	0.2	144	3.3
Net profit from discontinued operations	—	—	—	—	(18)	—	—	—
Consolidated profit	546	7.2	210	(1.6)	160	(9.7)	144	3.3
Minority interests	0	27.3	20	(11.6)	5	16.2	0	(12.7)
Attributable profit to the Group	546	7.2	190	(0.4)	156	(10.3)	144	3.3

Balance sheet
Customer loans**	121,672	3.1	76,956	1.6	57,605	23.1	32,414	5.7
Trading portfolio (w/o loans)	—	—	6,737	67.1	644	—	1,696	50.0
Available-for-sale financial assets	31	239.4	8,283	82.3	157	(13.4)	1,352	23.8
Due from credit institutions**	129	(9.9)	17,775	(21.7)	8,085	162.0	4,297	5.8
Intangible assets and property and equipment	1,228	(0.0)	1,380	2.1	917	7.7	483	(0.0)
Other assets	661	72.2	7,108	95.3	2,477	57.3	4,512	9.6
Total assets/liabilities & shareholders’ equity	123,721	3.3	118,239	5.6	69,885	33.1	44,755	7.7
Customer deposits**	59,614	18.6	57,399	12.1	20,805	49.9	15,332	22.0
Marketable debt securities**	—	—	27,739	(12.3)	11,839	(32.2)	9,571	0.1
Subordinated debt**	—	—	1,019	(32.6)	427	(22.0)	254	(26.5)
Insurance liabilities	—	—	—	—	—	—	4,175	5.4
Due to credit institutions**	241	(3.4)	15,844	5.4	27,171	70.1	11,557	5.7
Other liabilities	56,190	(7.8)	11,938	39.1	2,264	38.1	1,391	(26.8)
Shareholders’ equity	7,676	(8.0)	4,299	7.1	7,380	146.8	2,475	7.7
Other customer funds under management	36,760	(23.1)	9,936	(18.5)	329	(16.5)	7,909	(22.4)
Mutual funds	23,429	(35.3)	6,854	(26.4)	274	(16.3)	2,748	(46.9)
Pension funds	6,021	(7.6)	1,354	(12.3)	55	(17.8)	1,294	(9.5)
Managed portfolios	—	—	91	(44.9)	—	—	138	(47.2)
Savings-insurance policies	7,309	43.5	1,638	39.8	—	—	3,730	12.3
Customer funds under management	96,373	(1.7)	96,094	(0.5)	33,399	3.4	33,066	1.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Including all on-balance sheet balances for this item
Financial Report     25

January — March 2009
Information by principal segments
Santander Branch Network
•	Growth in profits, despite the downturn.
•	Higher gross income, backed by management of spreads.
•	Flat growth in expenses for five straight quarters. Further improvement in the efficiency ratio.
•	Provisions stabilised due to the anti-cycical effect of generic provisions.
•	Non-performing loans better than the sector’s because of the anticipation measures taken and the focus on repayments.
Despite the intensified financial and economic crisis, the Santander Branch Network continue to generate good results, spurred by growth in net interest income, control of expenses and stable provisions, due to the anti-cyclical effect of generic provisions. Attributable profit was 7.2% higher than in the first quarter of 2008 at EUR 546 million and 7% more than in the fourth quarter.
The criteria for calculating the cost of financing were changed in 2009, from a single rate (monthly euribor) applied to the gap between lending and deposits to a multi-rate system, on the basis of the maturity of each operation. The cost of renting offices sold in the lease-back transaction (and which was not applied in 2008, as it did not cover a whole year) is also charged to this unit. The 2008 accounts have been drawn up with the same criteria so that like-for-like comparisons can be made.
Net interest income was 21.7% higher year-on-year at EUR 1,031 million and 11.7% more than in the fourth quarter. This growth, in a context of the sharp decline in lending, was due to the 19% rise in customer deposits and good management of spreads, thanks to maintaining the return on loans and the low cost of deposits.
The rest of revenues were affected by market conditions. Fee income declined 29.2%, hit by the 45% fall in revenue from mutual funds and by the lower contribution from insurance (-59%). That from interest rate hedging dropped 15%. Gross income was EUR 1,385 million, higher than in the first and fourth quarters of 2008.
Operating expenses were basically flat in the last few quarters (0.3% more than in the first quarter of 2008). As a result and on a like-for-like basis, the efficiency ratio improved 1.2 p.p. to 38.0% (with amortisations) and not comparable with the figure published in previous quarters because of the changes in the criteria for calculating the cost of financing and the attribution of rentals.
Net operating income was EUR 859 million, 5.4% more than in the first quarter of 2008 and similar to the fourth quarter.
Net loan-loss provisions declined 10.6% over March 2008 to EUR 104 million. The larger specific provisions were offset by the release of generic provisions. The provisions were 20.3% lower than in the fourth quarter of 2008. The non-performing loan ratio was 3.14%, which compares well with the banking sector and even more given that as it is a retail network it does not include the balances of wholesale banking whose bad loans are clearly lower. Taking them into account, the NPLs of Banco Santander parent bank is 2.35%. The coverage for the Network is 61% and 78% for Banco Santander.
Profit before tax, after deducting provisions and extraordinary results, was EUR 748 million, 7.3% more than in the first quarter of 2008.
The “We Want to be your Bank” strategic plan, the focal point of activity, continued to provide good levels of attracting and linking customers, reflected in new operations in the main product lines.
Although lending is weaker, 80,000 new credit contracts were signed during the first quarter for a total value of EUR 12,000 million. Of them, 10,000 were mortgages (EUR 1,800 million), 40,000 consumer credit (EUR 400 million) and 30,000 loans to companies, SMEs, microcompanies, shops and the self-employed (EUR 8,000 million).
Of note in this context was the contribution of the Santander Branch Network to the public financing programmes under the wing of the Official Credit Institute (ICO) and regional governments. The market share of these operations was 21% at the end of March.
Customer funds maintained the trend of 2008, intensified for market reasons. Deposits rose by EUR 9,351 million (+19%), mainly time deposits, savings-insurance by EUR 2,216 million (+44%) and there were net outflows from mutual funds (-35%).
26     Financial Report

January — March 2009
Information by principal segments
Banesto
•	Increased revenues from management of spreads and business emanating from capturing and linking customers.
•	Strongly controlled expenses, with a further gain in the efficiency ratio.
•	Provisions in line with the quarterly average in 2008.
•	Credit risk quality better than our competitors.
Business was conducted against a background of a further weakening of the economy and the consequent effect on the financial sector and on activity which began to slow down more than a year ago. Non-performing loans continued to rise and interest rates fell further, reaching historic lows. In this context, Banesto’s results were positive. The key factors were revenue growth, controlled expenses and stronger provisions.
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 7.6% higher at EUR 422 million and 5.3% more than in the fourth quarter of 2008. The drivers were management of spreads and growth in business derived from capturing and linking customers.
Net fees declined 3.6% compared to the first quarter of 2008. This was solely due to fall in the volume of mutual and pension funds during 2008. Fee income from services, particularly backed by those from greater transaction banking and the sale of insurance products, amounted to EUR 127 million (+8.1% year-on-year).
Gains on financial transactions were 19.9% higher at EUR 47 million, sustained again by recurrent revenues from the distribution of treasury products to customers.
Gross income increased 4.4% to EUR 635 million.
In the current environment, disciplined control of costs is a key element, something that Banesto continued to stress. Operating expenses only rose 1.6%, significantly lower than the increase in gross income. As a result, the efficiency ratio improved from 41.7% in March 2008 to 40.5% a year later.
Net operating income amounted to EUR 378 million, up 6.4% over the first quarter of 2008 and 7.0% more than the fourth quarter.
Loan-loss provisions increased 30.2% to EUR 81 million, due to the rise in non-performing loans which in Banesto’s case is at a slower pace than the banking system as a whole.
As a result of the economic cycle, extraordinary provisions of EUR 20 million were made in order to strengthen the Group’s financial soundness. Profit before tax was EUR 289 million and attributable profit, after minority interests, increased to EUR 190 million, 0.4% lower than in the first quarter of 2008.
Demand for loans in the first quarter continued to weaken. In this environment, Banesto maintained its policy of selective growth in lending. The balance of loans at the end of March was EUR 76,618 million (+2% year-on-year), a larger growth than that of economic acitivity.
The economic downturn is pushing up the level of non-performing loans, although in Banesto’s case its situation is relatively positive. Its non-performing loan ratio at the end of March was 1.96% and coverage 85%.
Customer funds amounted to EUR 86,158 million (+2% year-on-year). Off-balance sheet funds did not continue in the first quarter the decline begun in 2008 and at the end of March stood at EUR 9,936 million, virtually the same as at the end of last year.
Financial Report     27

January — March 2009
Information by principal segments
Santander Consumer Finance
•	Moderate fall in recurring profit in a difficult business environment.
•	New units incorporated with no material impact on profits and some businesses were discontinued.
•	Solid revenues, thanks to the policy of prices, the lower cost of financing and increased fee income from insurance.
•	Strict management of expenses and reduction in structures.
•	Large provisions because of the sector’s deterioration, although less than in the fourth quarter of 2008.
Santander Consumer Finance’s attributable profit was EUR 156 million, 10.3% lower than in the first quarter of 2008 and 14.9% more than in the fourth quarter. The performance reflected the contribution of the incorporated units (from RBS in 2008 and GE Money’s consumer business in 2009) which, although nonexistent at the level of profits (-EUR 1 million), had a strong impact on growth in revenues, costs and provisions.
Also included is the impact of the discontinued businesses in France and Hungary (-EUR 18 million), as a result of the adapting the area’s strategy to the new environment. Excluding both effects, the attributable profit of the continued operations was virtually the same. The drivers in the current environment of the economic downturn were:
•
Solid revenues (+42.0%): backed by the most recurirng revenues, net interest income and fee income, which combined grew more than 20% on a like-for-like basis. The pricing policy begun in 2008 to reflect the higher risk of business, the lower total cost of wholesale financing because of cuts in euro zone and US official interest rates, and the good evolution of fee income from insurance offset the decline in business volumes.

•
Strict management of costs (+36.3%), which excluding the new incorporations remained flat (+1.2%). The reduction in structures in all units, particularly in Spain (-5.5% in costs year-on-year) and the partial materialisation of synergies in units ntegrated in 2008 improved the efficiency ratio by 1.2 p.p. to 28.0% after absorbing the new units.

•
Net loan-loss provisions (+86.5%) rose substantially, even without the incorporations, because of the deterioration of credit quality (NPL ratio of 4.64% against 3.15% in March 2008). The provisions made in the first quarter, however, were notably lower than in the fourth quarter and kept the coverage rate at 89%, which compares very well with the standards of this business.

The results varied from country to country. Among the weakest were Spain’s, where good management of revenues and costs absorbed the increased needs for provisions. Germany and the Nordic countries, in contrast, increased their attributable profit by 9.1% and 23.1%, respectively.
Santander Consumer USA took advantage of its specialisation and of belonging to Grupo Santander to grow organically and acquire portfolios with significant discounts. Its experience in managing revenues, costs and recoveries offset the larger volume of provisions, which were in line with those of the last two quarters, and enabled attributable profit to increase 61.2% in dollars.
New lending amounted to more than EUR 5,500 million, 4% less than the average for 2008 and reflecting the downturn in the countries where we operate. Auto finance fell 18% year-on-year, in line with the demand in Europe (17% fall in sales). Spain registered the largest decline among the big countries (-43%) and only two countries (Germany and Poland) increased.
Of note was Germany which, backed by government aid as of February for car purchases, increased its car sales 18% in the quarter over the same period of 2008. Total new business for the first quarter in the US was below the quarterly average in 2008 but 4% more than the fourth quarter. All these trends, coupled with the incorporation of new units, brought assets under management to EUR 62,000 million, 26% more than in the first quarter of 2008.
Customer deposits increased 50% year-on-year to more than EUR 20,000 million, due to the new units and the organic rises in Germany and Spain (39% and 21%, respectively).
28     Financial Report

January — March 2009
Information by principal segments
Portugal
•	Higher profit, despite the country’s recession.
•	Revenue growth supported by the sustained rise in net interest income.
•	Zero growth in costs, thanks to continued excellent management.
•	Provisions remained at moderate levels.
•	Greater increase in deposits and loans to SMEs (high market shares in programmes promoted by the Portuguese government).
Santander Totta’s attributable profit in the first quarter was EUR 144 million, 3.3% higher than a year earlier and 20.3% more than in the fourth quarter. This was due to revenue growth, almost flat growth in costs and a moderate rise in provisions, despite the recession.
In this environment, Santander Totta remained very centred on its customer-focused business model in order to provide the best solutions for the return on savings. The campaigns to attract funds launched in 2008 and the focus on university students continued.
Net interest income was 10.8% higher at EUR 207 million, thanks to the 10% rise in the volume of business and the improved spread on loans.
Net fee income amounted to EUR 91 million, slightly below the first quarter of 2008, as a result of lower revenues from mutual funds and insurance. Of note was the income from GBM and means of payment. Gains on financial transactions amounted to EUR 14 million, the same than in the first quarter of 2008.
Gross income increased 7.0% to EUR 328 million and operating expenses were 0.7% lower than in the first quarter of 2008 (-3.5% than in the fourth quarter). As a result, the efficiency ratio improved 3.1 p.p. to 39.9% (including amortisations).
Net operating income increased 12.8% over the first quarter of 2008 to EUR 197 million (21.5% more than the fourth quarter), while profit before tax, after deducting a loan-loss provision of EUR 12 million, similar to that in the fourth quarter (small release in the first quarter of 2008), was 3.8% and 18.8% higher, respectively. The non-performing loan ratio was 1.87% and coverage 71%.
Customer lending continued to grow at a slower pace. Growth in the first quarter was 6% year-on-year, due to the sharp decline in new mortgages. Loans to individuals increased 2% and that to SMEs and companies 12% and 7%, respectively, stimulated by Santander Totta’s large participation in the programmes of the Portuguese government (“PME Invest”).
Deposits excluding repos increased 22%, clearly improving the commercial gap and the structure of the balance sheet and against a background of tough competition for funds because of the lack of liquidity in markets.
Other
The rest of businesses (wholesale banking, asset management, insurance and Banif) generated attributable profit of EUR 253 million (+28.4% year-on-year). This figure is the net for businesses that performed very differently.
GBM Europe, which represents over 80% of the profits of the businesses included here, increased its gross income by 29.4%, spurred by net interest income, the improvement in spreads and rowth of only 1.5% in costs. Net operating income was 28.2% higher.
Asset Management’s gross income and profits declined notably because of the lower volumes of mutual funds, as the results from pension funds were slightly better. The profits of insurance in Europe increased 30.9% because of higher revenues.
Banif’s profit was also lower because of reduced fee income and the moderate rise in provisions that could not be offset by the good performance of net interest income.
Financial Report     29

January — March 2009
Information by principal segments
United Kingdom
•	The new acquisitions strengthen the Group’s presence and enhance the balance sheet structure.
•	Bradford & Bingley’s IT integration ahead of schedule.
•	Abbey’s favorable trends maintained. Additionally, an attributable profit of £60 million from B&B and A&L.
•	Revenue increase due to good management of the volume-profitability mix, cost control and significant efficiency improvement.
•	Higher provisions due to environment deterioration, maintaining a credit portfolio quality better than competitors.
Santander’s UK businesses include Abbey (since 2004), Bradford & Bingley’s (B&B) savings business and direct channels (acquired in September 2008) and Alliance & Leicester (A&L) (acquired in October 2008)
The new acquisitions are an integral part of Santander’s UK growth strategy. With the combination of the three businesses we have achieved our goal of being a significant player in the UK, allowing the Group to achieve market shares of between 10% and 13% across mortgages, savings, bank accounts and branches.
In addition, the balance sheet structure has improved after the acquisitions, with a deposits to loans ratio of more than 70% (60% in the first quarter of 2008), better than competitors. The Santander Group’s balance sheet is mainly retail, with a high proportion of loans on total balance sheet, (66%), and a portfolio with 96% of the mortgages as residential and less than 3% of total loans UPLs. This structure is based on a better quality than competitors: without self-certified mortgages, only 1% of buy to let and PIPs (“properties in possesion”) much lower than the market.
In the first quarter of 2009 Santander UK maintained the favorable trends reported in 2008. Santander UK generated Euro 409 million, 31% higher than the first quarter of 2008 and 35% higher than the last quarter of 2008. This performance was significantly impacted by sterling’s depreciation against the Euro. The attributable profit in sterling was £372 million, 58% higher than in the first quarter of 2008. Nevertheless, the results reflect a favorable impact due to the acquisition of Bradford & Bingley (£3 million) and Alliance & Leicester (£57 million). Excluding both brands’ results, Abbey’s profit rise was 32% compared to the same period last year.
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 20 of this report. This means that the figures given below may not coincide with those published by Abbey with local criteria.
The results provide some very significant increases along all lines, driven in part by the strong impact of the new acquisitions and the good evolution of the old Group business, both on the commercial and wholesale side. The combined effect is an increase of 67.1% in gross income, 49.0% in operating expenses, delivering a improvement in the efficiency ratio of 5.1 p.p (from 47.2% in the first quarter of 2008 to 42.1% in the first quarter of 2009), and attributable profit up 57.8%, after deducting provisions.
Without the acquisitions effect, gross income increased 26.7%, mainly due to net interest income growth of 39.4% as a result of effective management of commercial spreads on the asset side. Furthermore, gains on financial transactions registered a strong increase (+77.2%) due to a good performance in Santander Global Banking and Markets. In contrast, net fee income fell 18.9% compared to the same quarter of the previous year, impacted by lower fees from current accounts and a reduction in mortgages redemption related income, general insurance and unsecured lending volumes.
30     Financial Report

January — March 2009
Information by principal segments
Operating expenses grew slightly versus same period last year (+1.7%), with work underway to remove duplicated back office and support functions across the business. With this evolution, the efficiency ratio without the incorporations would be 37.8%, (including depreciations) and 42.1% with A&L and B&B
Net loan-loss provisions increased significantly compared to the same period of the previous year, due to the worsening of the economic environment, and the associated impact on households and companies as well as the provisions methodology in UK Banks which takes account of house prices and unemployment evolution. By products, the increase was mainly due to the mortgage portfolio, while volumes on unsecured coverage kept decreasing, in line with a more stringent risk criteria.
The NPL ratio increased to 1.25% (0.66% in the first quarter of 2008) partly impacted by A&L incorporation.
NPL coverage increased slightly compared with March 2008 to 56% with secured coverage of 22% which is higher than the average of UK peers, while unsecured coverage remained at over 100%, also better than the market.
With respect to activity (local criteria and excluding businesses acquired), loans to customers were £133 billion, 8% higher than in March 2008. This increase is due to the growth in residential mortgages (+8.4%). Including A&L, total loans were £184 billion.
The gross mortgage lending share was 13% for Abbey and 15% including A&L, higher than our stock share with continued focus on the quality of new lending based on affordability and lower LTV segments.
The share of redemptions was 9% for Abbey and 13% for the whole Group, lower than our stock share and lower than shown the previous year. This decrease has benefited from continued strong retention performance and due to market conditions.
Santander UK retains its ability to continue lending mortgages even in difficult times, resulting in a strong increase in the estimated mortgage net lending share relative to the first quarter of 2008. This increase is due to Abbey, and not to A&L, as its back-book is being managed to match the return (profitability) and quality of the portfolio to the Group’s standards in the UK. This is making the portfolio lose market share but at the same time increasing spreads significantly.
In terms of spreads on mortgages, there was an improvement in both the branches and in the intermediaries channel. Also, there were improvements in both the return on new output and in the differential with respect to the retail financing cost.
The consequence was a 151 bp increase in the new mortgage business spread in the first quarter of 2009 compared to the same quarter of the previous year, which compensated the risk premium resulting from higher arrears of the portfolio.
Abbey’s personal loans stock decreased by 15%, continuing the trend of recent months. The incorporated volumes after the acquisition of A&L maintain the same downward trend.
Nevertheless, SME loans stock increased 3% compared to the same period of the previous year. Including A&L, the total increased by 8%.
Analyzing the liabilities, commercial deposits increased at a rate of 15% compared to the first quarter of 2008 (excluding new acquisitions). Including A&L and B&B, the balances increased 87%. The strategy was focused on saving products marketed through the branches, and mainly to investment products with high margins.
Net customer deposit flows benefited from a strong performance by the Abbey brand driven by Abbey’s integrated 2-year Fixed Rate bond campaign and a strong performance of key acquisition products, namely Instant Access Saver, Branch Saver Special Issue 1 and Direct ISA. These inflows were offset by the anticipated outflow of less profitable fixed rate products sold by Bradford & Bingley prior to Santander’s acquisition in 2008 and in an environment completely different from current rates (450 b.p. decrease since September 2008).
In addition, the number of current account openings increased by 27%, maintaining the trend of previous quarters to enhance the product as a key issue in the relationship between the client and the bank, and therefore output (product) of vital importance in the branches and remote channels.
Santander Global Banking & Markets business in the UK (SGBM UK) posted very good growth this quarter. Markets are offering good opportunities to those entities capable of giving loans and Santander UK is benefiting, increasing wholesale business income, at the same time maintaining the stringent admissions process risk, needed in this precise moment of the cycle.
During the first quarter of 2009 progress was made as planned in the integration of the acquisitions made in 2008, both from the adjustments in staff point of view and the decrease in assets at risk. A&L’s treasury portfolio declined 8% since December 2008, (19% since June 2008) and is performing in line with expectations, consistent with the level of provisions raised at the time of acquisition.
In terms of the Group’s technology platform, Partenon, Bradford & Bingley’s integration is being done faster than expected and will conclude in June 2009, and Alliance & Leicester’s integration cost reduction plan is on track, and it is expected to end in 2010.
Financial Report     31

January — March 2009
Information by principal segments
Latin America
•	Excluding the exchange rate impact, revenues increased at double digits with upward quarterly performance, backed by customer operations.
•	Flat expenses and efficiency gain of 4 p.p.
•	Larger provisions than in the first quarter of 2008, although in line with the provisions in the fourth quarter, reflecting the adverse economic conditions.
Grupo Santander generated attributable profit of EUR 890 million in the first quarter after incorporating the results of Banco Real in Brazil. As stated in other parts of this report, the 2008 figures have been reformulated to include Banco Real by global integration in order to provide like-for-like comparisons.
The main economies registered year-on-year falls in the fourth quarter of 2008, although for the year as a whole average growth was still around 4.0%.
The international financial crisis negatively impacted Latin America’s economies, causing a significant weakness in the region’s exports and experiencing a faster decline, to 30%, in the first quarter of 2009. This drop reflects both, the shrinkage of volumes and lower export prices, because of the fall in commodity prices since the middle of 2008. Domestic demand also slackened to 2.1% in the fourth quarter, from the previous 6.7%, due to the decline in consumer and business confidence and the consequent reducing of spending and investment.
Central banks are pursuing expansive monetary policies, with sharp cuts in official interest rates over the last six months: 650 b.p. in Chile (up to April), 300 b.p. in Colombia, 250 b.p. in Brazil and 150 b.p. in Mexico. Their aim is to stimulate economic recovery and adjust to an environment in which inflation is falling significantly.
Governments also began to draw up fiscal stimulus plans, benefiting from the improvement in public sector accounts during the bonanza years. Although fiscal deficits are rising, public debt/GDP ratios are still moderate. In some countries, moreover, these plans will be financed by sovereign funds built up in recent years. (specially in Chile, but also in Mexico and Brasil)
The region’s current account, in line with the downturn in world trade, began to move into deficit of 0.3% of GDP in 2008. The stock of international reserves, at an historic high until last September, will act as a cushion against external financial turbulences. And, with the financial aid from the IMF, backed by the G-20 at the beginning of April, the financing problems of the balance of payments have been mostly solved, since US$ 250 billion was made immediately available to the IMF to grant financing to emerging countries.
Lending in the countries where Santander operates — Brazil, Mexico, Chile, Argentina, Colombia, Venezuela, Puerto Rico, Uruguay and Peru — increased 22% in the year to March excluding the exchange-rate impact. Loans to individuals (+13%) continued the slower growth begun in 2008, particularly non-mortgage products (cards, +8%; consumer credit, +10%), while lending to companies and institutions still remained high (+27%), although it is beginning to decelerate.
Deposits and mutual funds increased 13%, a slightly lower pace. In general terms, Brazil’s growth was the strongest and Mexico continued to slow the most.
The Group’s strategy in Latin America was set by the “Programa América 20.10” in November 2006 and ratified in September 2007. This plan focuses on strengthening the commercial franchise and recurring revenues.
However, lower global and regional growth and the greater degree of uncertainty in economies and markets produced some significant strategic adjustments in 2009 in addition to those already introduced in 2008: total refocus on customer management, focus on new loans and risk follow-up, maximum attention to liquidity, costs and growth of the installed capacity, and focus on equity cosumption.
32     Financial Report

January — March 2009
Information by principal segments
Main management focus
1	Rigorous risks management, specially of credit cards, tightening conditions in admisions and focus on recoveries.
2	Maximum attention to liquidity, with greater emphasis on deposit growth, combined with a more selective growth on the assets side.
3	Concentraring on businesses of lower capital comsumption / low level of risk.
4	Refocusing customer management, with greater emphasis on linkage than on capturing customers.
5	Optimum management of loans and deposits spreads.
6	Fostering transaction banking services y improved service quality.
7	After several years of strong growth in installed capacity, and in line with a more selective growth, more restrictive focus on investments and expenses.
Banco Real’s consolidation gave the strategy in Brazil some features that differentiated it from those in other countries.
Grupo Santander had 6,056 branches in Latin America at the end of March (including traditional branches and points of banking attention and in companies), while the number of ATMs was 28,063.
The number of customers was over 40 million, 2.1 million more than in March 2008. The Group’s strategic focus in the last few quarters has been more focused on linkage than on capturing customers. The number of linked customers increased by 1.2 million (+12%) in the last 12 months.
The drivers in retail banking had also been adjusted. Payroll and insurance products remained a priority, while growth in anchor-products in lending (cards and consumer credit) will tend to slow down, in line with the Group’s more selective growth focus.
Revenues generated by the global businesses of individual customers, means of payment, bancassurance and asset management performed well, benefiting from the Group’s scope for product innovation, transfer of best practices and global synergies.
Lending to individuals and SMEs accounted for 56% of the Group’s total lending in Latin America. After several years of increasing its market share in non-mortgage loans (cards, consumer credit), the Group has implemented since 2008 more restrictive criteria for granting these types of credit, because of the credit quality deterioration in some financial systems.
The main developments of the Group’s activity in the first quarter of 2009 (all percentage changes exclude the exchange-rate impact) were:
•
Lending rose 14%. Commercial credit (companies, in all their range, and institutions) increased 17%, higher than consumer lending (+8%), cards (+2%) and mortgages (+16%). As in all financial systems, loans to individuals (+10%) tended to decelerate. The Group’s market share in lending in all the countries where it operates is 12.7%.

•
Savings grew 6% (deposits: +17%; mutual funds: -15%). The market share in savings is 10.5%. The emphasis on capturing cheap deposits enabled us to increase our share of demand deposits by 9.6 p.p. over the last 12 months. The overall share of banking business (loans, deposits and mutual funds) is 11.3%.

•
Due to the economic downturn, the Group is placing less emphasis on market shares in retail lending and in wholesale business the focus is on service and the generation of fees. In savings, the focus is on capturing low cost funds.

The main features of the income statement were:
•
Net interest income increased 9.7%, a slower pace of growth than in previous quarters. Generally speaking, spreads on loans (with differences by countries) were 43 b.p. higher than the fourth quarter of 2008, and 222 b.p. more than the first quarter of 2008 (despite the lower increase in consumer credit and cards, the products with the largest spreads). In deposits, spreads declined sharply (-50 b.p.) compared to the fourth quarter of 2008 and -75 b.p. over the first quarter of 2008.

The fall in interest rates in the last few months triggered the decline in spreads on deposits. On the other hand, the rise in spreads on loans is the result of the measures adopted to increase entry prices and try to offset the higher cost of interbank financing and the higher credit risk premium.
•	Fee income dropped 1.2%, because of the slower pace of business growth. Particularly affected were commissions on cards.
•	Gains on financial transactions virtually doubled because of the good quarter for GBM and capital gains in portfolios.
•	Gross income grew 13.1% year-on-year.
•
Growth in operating expenses showed signs of slowing down quarter-on-quarter. In the first quarter they were only 0.8% higher than in the same period of 2008 and 8.5% lower than in the fourth quarter. Expenses will continue to decelerate as a result of the restrain put on expanding installed capacity, the streamlining of structure and more restrictive criteria on structures and processes.

•	The efficiency ratio improved by 4.3 p.p. to 38.3% and net operating income was 22.3% higher.
Financial Report     33

January — March 2009
Information by principal segments
•
The economic downturn affected credit quality. Net loan-loss provisions increased 82.0% over the first quarter of 2009, but were basically in line with those of the fourth quarter. The NPL ratio was 3.27% at the end of March (2.39% a year earlier), while coverage was 107%.

•
Retail Banking’s net operating income was 11.6% higher, while attributable profit declined 20.8%, impacted by the lower growth in revenues and the rise in net loan-loss provisions. Global Wholesale Banking and Asset Management and Insurance increased by 92.0% and 25.4%, respectively.

The following factors regarding the impact of interest rates and exchange rates on business and converting figures into euros should be taken into account when analysing the financial information:
•
Average short-term interest rates in the region dropped slightly between the first quarter of 2008 and March 2009. In general terms, interest rates tended to increase during 2008 and fell sharply in the first quarter of 2009, particularly Chile (-600 b.p.), Brazil (-250 b.p.), Mexico (-150 b.p.) and Colombia (-250 b.p.).

•
Earnings in euros were impacted by average exchange rates. Latin American currencies depreciated significantly against the dollar between the first quarter of 2008 and the same period of 2009. The dollar, the currency used to manage business in Latin America, strengthened against the euro by 15%. The Brazilian real slid against the euro from 2.60 to 3.02, the Mexican peso from 16.18 to 18.74 and the Chilean peso from 693 to 787.

Latin america. income statement

	Gross income		Net operating income		Attributable profit
Million euros	Q1’09	Var (%)	Q1’09	Var (%)	Q1’09	Var (%)
Brazil	2,544	(2.0)	1,573	9.3	436	(13.1)
Mexico	603	(10.9)	402	(10.5)	111	(41.0)
Chile	446	11.5	303	24.2	117	(11.9)
Puerto Rico	86	(2.2)	40	(2.5)	9	—
Venezuela	238	10.1	119	(12.7)	80	51.6
Colombia	45	26.7	24	64.5	9	7.0
Argentina	187	40.0	117	71.7	58	14.8
Rest	82	176.0	34	—	30	—
Subtotal	4,231	1.4	2,614	9.3	850	(8.2)
Santander Private Banking	86	1.0	50	(3.8)	40	(8.1)
Total	4,316	1.4	2,664	9.0	890	(8.2)
Brazil
•	Significant improvements in the integration process at the level of organisation-costs, global businesses areas and customer operations.

•	Revenues increased thanks to activity growing at double digit rates and better spreads.

•	Lower costs widen the “jaws” to 16 p.p. (revenues: +14%; expenses: -2%)

•	Large increase in net operating income offset the larger provisions.
Grupo Santander Brazil, comprising Banco Santander and Banco Real, is the country’s third largest private sector bank, with a market share of 10.2% in the banking business. The Group has 3,601 branches, 18,194 ATMs and 22 million customers, of which more than nine million have current accounts.
The economy contracted 3.6% in the fourth quarter over the third quarter, breaking the growth cycle of 12 straight quarters. GDP growth for 2008 as a whole was 5.1% (5.7% in 2007), which still compares very favourably with other countries also hit by the global crisis. The pace of growth in the first quarter continued to decelerate and inflation was around 5.6%, below the 6.5% target. In this environment, the central bank decided to cut its key rate to 11.25% in March from 13.75% in December. This, and other measures taken by the government, combined with Brazil’s solid fundamentals should limit the impact of the global crisis on the country.
Total lending in the financial system rose 25% year-on-year, a slower pace than in previous quarters. Loans to companies increased 27% and to individuals 21%. Leasing and auto finance products recovered, which could reflect the impact of the government’s stimulus plans. Non-performing loans remained under control. The volume of funds captured grew 14%, basically time deposits, the main preference over mutual funds.
34     Financial Report

January — March 2009
Information by principal segments
Latin america. main units

	Brazil		Mexico		Chile
Million euros	Q1’09	Var (%)	Q1’09	Var (%)	Q1’09	Var (%)
Income statement
Net interest income	1,768	(0.3)	379	(19.8)	245	(18.1)
Net fees	535	(15.0)	125	(17.3)	83	(6.0)
Gains (losses) on financial transactions	197	14.3	109	80.1	108	—
Other operating income*	44	120.7	(9)	47.1	10	7.1
Gross income	2,544	(2.0)	603	(10.9)	446	11.5
Operating expenses	(970)	(16.0)	(201)	(11.8)	(142)	(8.3)
General administrative expenses	(890)	(17.5)	(181)	(11.6)	(127)	(8.5)
Personnel	(454)	(17.5)	(94)	(15.7)	(77)	(9.8)
Other general administrative expenses	(435)	(17.5)	(87)	(6.5)	(50)	(6.5)
Depreciation and amortisation	(81)	5.6	(19)	(14.1)	(15)	(6.8)
Net operating income	1,573	9.3	402	(10.5)	303	24.2
Net loan-loss provisions	(706)	62.4	(218)	55.3	(135)	89.2
Other income	(166)	(4.1)	(4)	(45.3)	7	(34.9)
Profit before taxes	701	(15.7)	180	(40.1)	176	(4.5)
Tax on profit	(260)	(18.7)	(32)	(35.9)	(29)	47.3
Profit from continuing operations	442	(13.8)	149	(41.0)	146	(10.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	442	(13.8)	149	(41.0)	146	(10.7)
Minority interests	6	(47.6)	38	(41.1)	29	(5.6)
Attributable profit to the Group	436	(13.1)	111	(41.0)	117	(11.9)

Balance sheet
Customer loans**	50,039	16.3	12,295	(15.0)	18,836	0.5
Trading portfolio (w/o loans)	8,328	(3.4)	10,089	6.3	2,764	9.6
Available-for-sale financial assets	9,925	8.0	4,630	24.4	2,173	(3.7)
Due from credit institutions**	10,685	17.4	10,722	67.1	2,615	30.5
Intangible assets and property and equipment	2,157	71.3	379	(13.0)	338	(4.9)
Other assets	16,771	(9.8)	3,283	2.5	1,519	(15.9)
Total assets/liabilities & shareholders’ equity	97,905	9.1	41,398	9.7	28,244	2.0
Customer deposits**	50,775	9.3	18,675	(5.6)	15,281	(3.6)
Marketable debt securities**	3,741	60.2	2,223	85.3	2,549	5.1
Subordinated debt**	3,060	31.2	57	19.2	850	24.5
Insurance liabilities	4,013	40.5	131	33.1	121	38.0
Due to credit institutions**	16,976	61.6	10,465	21.2	4,337	12.9
Other liabilities	11,521	(35.4)	7,052	31.5	3,010	0.7
Shareholders’ equity	7,819	4.6	2,795	7.2	2,097	16.5
Other customer funds under management	26,577	(22.7)	7,404	(21.1)	4,159	(1.5)
Mutual funds	24,539	(26.6)	7,361	(21.5)	4,153	(1.5)
Pension funds	—	—	—	—	—	—
Managed portfolios	1,793	102.1	—	—	—	—
Savings-insurance policies	245	281.7	42	—	6	5.7
Customer funds under management	84,153	(1.6)	28,359	(6.8)	22,840	(1.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Including all on-balance sheet balances for this item
Financial Report     35

January — March 2009
Information by principal segments
In this environment, the Group’s strategic focus in 2009 is to boost linked customers, be more selective and rigorous in granting new loans and progress further in integration.
The Group is very well placed to exploit market opportunities. As well as enhancing its national presence and achieving a stronger focus on Brazil’s main regions, the union of Santander and Real is providing a better business balance as the two banks complement one another. Real is stronger in retail banking and Santander with large companies.
The integration process is underway. The campaign “Unidos somos ainda mais fortes” expresses the strength and will to build a solid bank that combines the best of each one. The main lines include improving operations, cutting costs, implementing policies and common networks and integrating businesses and the brand, all within an overall objective of lifting profitability. Two networks will be maintained during the integration and will gradually become one with a single brand.
The management team was defined in 2008, the plan to optimise costs designed and IT integration begun. The wholesale banking areas, financing companies (Aymoré/Olé) and central services completed their integration. The Group continued IT and operating integration in 2009, with projects such as “Interoperabilidad” (basic transactions such as withdrawals, payments and consultations in points-of-sale and ATMs in the two banks) which is now in force and available to all customers.
The legal merger is scheduled to take place in the second quarter and customer data bases and global private banking and insurance businesses will be unified.
All these measures are aimed at emphasising customer service, products and services innovation and strengthening the commercial structure, to adapt even more to the financial profile of customers.
Total lending rose notably, mainly due to the 20% growth to individual customers. Of note was credit granted via cards (+25%), payroll cheques (+8%) and auto finance (+5%). Loans to SMEs increased 22% and to companies 9%. The market share in total lending was 13.0% and 14.8% in loans to individuals.
Savings rose 4% (+25% deposits without REPOs and -18% mutual funds). The market share in total savings was 8.9%.
Turning to the income statement, and in local currency, gross income increased 13.7%, mainly due to net interest income which grew 15.6%. Gains on financial transactions were positive, thanks to the good quarter in wholesale banking. Fee income, however, was weaker, because of those from mutual funds and securities as a result of low market activity, as well as the regulatory changes which meant a reduction in the fees and services charged.
Operating expenses were 2.5% lower than in the first quarter of 2008 (-4.3% in personnel and general expenses and +22.5% on depreciation). The reduction over the fourth quarter of 2008 was 9.5%.
Net operating income was 26.8% higher and the efficiency ratio improved by more than 6 p.p. to 38.2% (44.5% in March 2008).
The higher net operating income absorbed the greater loan-loss provisions, which were 88.4% higher than those of the first quarter of 2008 because of the rise in specific and generic provisions (allocation for the latter compared to releases in the first quarter of 2008).
The attributable profit of EUR 436 million, 0.8% higher in local currency than in the first quarter of 2008 for both banks (-13.1% in euros) and 29.3% more than in the fourth quarter (+32.0% in euros).
Retail Banking’s profit was 12.2% lower. Although gross income increased by more than 11% and net income by 22%, the proportion of provisions was higher in this segment than for Brazil as a whole. Wholesale banking’s revenues grew strongly and its provisions were lower. Global Wholesale Banking’s attributable profit was 30.3% higher and Asset Management and Insurance’s 36.8%.
The recurrency ratio was 60.1% (improvement of 1.8 p.p.) and ROE 24.7%. The non-performing loans ratio was 3.65% and coverage 107%.
36     Financial Report

January — March 2009
Information by principal segments
Mexico
•	Focus on customer linkage and on transaction banking.
•	Emphasis on deposits, selective lending growth and improvement in spreads on loans because of the sharp downturn in banking business.
•	Strengthening integral risk management, specially of credit cards.
•	Strict management of investments and expenses, growing less than in previous quarters.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 14.6% and 15.4% in deposits and mutual funds. It has 1,106 branches and 8.7 million customers.
GDP grew 1.3% in 2008, down from 3.3% in 2007, and the slowdown continued at the beginning of 2009. The peso, which depreciated considerably, recovered and ended March at 14.1 per US$. The currency has slid only 2% since the end of 2008. In this context, the central bank, at its meeting in March, made its third interest rate cut (75 b.p.) in the current cycle, after cuts of 50 b.p. in January and 25 b.p. in February.
The pace of banking business decelerated sharply during 2008 and in the first quarter of 2009. Lending grew 4% in the last 12 months (consumer credit and cards only 9%) and savings 4%.
The strategy in 2009 is focused more on customer linkage than on capturing. As regards business, the emphasis is more on increasing deposits and selective growth in lending, with rigorous criteria in new operations. The structure for the recovery of past-due loans, both in the network and the Contact Centre, is being strengthened. The aim is to guarantee selective and profitable growth in business, combined with strict management of investments and spending.
In accordance with this strategy, the number of linked customers rose by 120,000 (+9%) in the last 12 months and they account for 17% of the total. Deposits rose 5%. In mortgages, the Group absorbed 22.5% of new ones in the medium-high income customer segment. Business with SMEs, transaction banking with companies and wholesale banking remained a priority.
Among anchor-products, the number of insurance policies reached 2.7 million (+381,000 year-on-year), while payrolls credited to accounts amounted to 2.4 million (+24,000 in the last twelve months). Given the economic situation, the focus on consumer credits and cards, where new transactions are more selective, has been reduced.
Lending decreased 6%. Growth in consumer credit plus cards slowed to 12%, partly for market reasons and partly because of very rigurous criteria. Mortgages, however, grew 18%. Deposits increased 5% and mutual funds were13% lower.
In local currency, gross income remained grew 3.2% and net interest income declined 7.1%, in line with the slower pace of growth in the financial system. Rising interest rates in 2008 and declining in the first quarter of 2009 left the spread on deposits 22 b.p. below the fourth quarter. The spread on loans was 14 b.p. higher than in the fourth quarter and 36 b.p. below the first quarter.
The lower level of activity also affected fee income (-4.2%). Of note were insurance (+20.4%) and trade finance (+46.3%). Gains on financial transactions were EUR 109 million, well above the EUR 61 million in the first quarter of 2008. A large part of this growth was due to the drive in transactions with customers.
Operating expenses rose 2.1% (inflation of 6.0%), a smaller rise than in previous quarters and a trend which will intensify during the year. Net operating income rose 3.7%. Loan-loss provisions increased 79.9% over the first quarter of 2008, reflecting the deterioration of the risk premium, but they were less than in the fourth quarter.
Attributable profit was 31.6% lower at EUR 111 million (-41.0% in euros). Retail Banking’s profit, which declined 66.7%, contributed 37% of the country’s total, while that of Asset Management and Insurance was similar and Global Wholesale Banking’s 99.2% higher.
The efficiency ratio was 33.3%, the recurrence ratio 68.7% and ROE 16.2%. The NPL ratio (2.80%) and coverage (128%) continued to underline the high credit risk quality.
Financial Report     37

January — March 2009
Information by principal segments
Chile
•	Focus on consolidating business franchise in the new scenario.
•	Strengthining resources in risk management, specially in credit cards.
•	Upward adjustment of loans spreads, in view of risk premiums worsening.
•	Growth slowdown of investments and expenses.
Santander is the largest financial group in Chile in terms of the number of customers (3.1 million), business and earnings. Its market shares are: 20.7% in loans and 20.2% in deposits and mutual funds. It has 501 branches.
Economic growth began to slacken notably and inflation dropped considerably, enabling the central bank to begin to sharply cut interest rates. Its key rate dropped from 8.25% at the end of 2008 to 1.75% in the middle of April.
Deposits and mutual funds rose 14%, a lower pace. The rise in lending eased to 15%, with a marked drop in that to individuals (+11%), while commercial credit grew at a faster pace (+17%), although also less than previously.
Santander Chile’s strategy in 2009 is focusing on greater customer linkage and profitability. Growth in lending is more selective and on the savings side the emphasis is on demand deposits. Given the economic downturn, strict management of risks is particularly necessary and especially in recovery activity. And after several years of increasing the installed capacity, investment and spending in 2009 are being tightly controlled.
The density of the branch network and the improvements in the quality of service helped to increase the number of customers by 193,000 during the last 12 months, but the main strategic focus is on boosting customer linkage (651,000).
Payrolls, a highly binding product, rose 13% in 12 months. The number of insurance policies, a product without risk and one that generates fee income, reached 3.8 million, consumer credits 897,000 and credit cards 1.5 million.
Lending rose 11%, with that to individual customers +12% (market share of 24.8%), consumer credit and cards 2.2% and loans to SMEs 7.9%. Deposits and mutual funds grew 9% (deposits excluding repos, +8%). The balance of demand deposits increased 19%.
In results (and always in local currency), gross income increased 26.8% and net interest income declined 6.9% because of negative inflation in the first quarter which affected the long position of UF-indexed assets and liabilities. However, the evolution of the customer spread remained very positive. Spreads on loans were well managed in order to offset the impact of the sharp fall in interest rates on the deposits spread.
Fee income increased 6.9% and gains on financial transactions amounted to EUR 108 million compared to EUR 3 million in the first quarter of 2008, both in the markets’ purest operations as well as in those linked to customers.
Operating expenses increased 4.2% (inflation of 5.0%), a softer rise than in previous quarters. Net operating income grew 41.1% year-on-year.
Net loan-loss provisions doubled (+115.0%), reflecting the increased risk premium (+55 b.p. to 2.38%). As a result of this increase, together with higher taxes and minority interests, attributable profit only rose 0.1% (-11.9% in euros) to EUR 117 million.
Retail Banking’s profit, which dropped 42.8%, accounted for 49% of the Group’s total in Chile, while that of Asset Management and Insurance increased 10.4% and Global Wholesale Banking’s climbed from EUR 7 million in the first quarter of 2008 to EUR 47 million a year later.
The efficiency ratio improved to 31.9% from 38.9% in the first quarter of 2008, the recurrence ratio was 65.5% and ROE 25.2%. The NPL ratio was 3.05% and coverage 95%.
38     Financial Report

January — March 2009
Information by principal segments
Other countries
Argentina
Santander Río is one of the country’s leading banks, with market shares of 10% in loans and 10.7% in deposits plus mutual funds. It has 293 branches and 2.1 million customers, of which 41% are linked (+12%).
The economy showed clear signs of downturn in the last quarter of 2008, a trend that continued in 2009. While interest rates remained low (Badlar rate at around 12% compared to 19% at the end of 2008), the peso continued to depreciate (3% in the first quarter).
The pace of growth in savings and loans in the financial system slowed down in the last few quarters and the quality of its balance sheet continued to improve, with high levels of liquidity. Non-performing loans were at historic lows, but this is expected to change.
The Group is focusing its strategy in 2009 on lifting the return on its business franchise, with greater importance attached to linking customers and applying selective criteria in lending, while maintaining comfortable levels of liquidity and boosting transaction banking. In the face of the deterioration in the credit quality, management of the whole risk cycle is requiring even more specific attention, while spending is being managed more restrictively.
Loans increased 9% year-on-year, a slower pace than in previous quarters. In the year to March, 124,000 loans were granted and 224,000 cards, 49,000 new payrolls and 330,000 insurance policies made. Savings increased 2% (deposits: +12%).
Gross income rose 35.8% in local currency and net operating income 66.6%. Attributable profit was 11.5% higher at EUR 58 million, due to the sharp rise in loan-loss provisions and taxes. The efficiency ratio was 37.6% (49.2% in March 2008) and the recurrence ratio 102.2%. The NPL ratio is 2.35% and coverage 159%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial groups. It has 129 branches, 477,000 customers (22% of them linked) and market shares of 9.2% in loans, 9.8% in deposits and 23.7% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, under pressure from lower activity and higher risk premiums. In this environment, the Group continued to focus on selective growth in business with individual customers and companies, while strengthening the recovery of loans in default and cutting costs.
Attributable profit was EUR 9 million (EUR 6 million loss in the first quarter of 2008), thanks to strict control of costs and the lower allocation to loan-loss provisions. The efficiency ratio is 53.1% and the recurrence ratio 36.3%. The NPL ratio is 8.50% and coverage 57%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 10.9% in loans and 10.1% in deposits. It has 286 branches and 3.2 million customers (25% linked ones).
In an environment of considerable uncertainty and very dependent on oil prices, the Venezuelan economy began 2009 on a clear downward trend and with inflation still high (more than 28%).
The Group is focusing in 2009, as in other years, on maximising the return on the balance sheet, keeping comfortable levels of liquidity and boosting recurring revenues through greater customer linkage (growth in deposits and fee-generating services) and strict control of risks and spending in high inflation environment.
Lending rose 13% and deposits excluding repos 26%. Attributable profit was EUR 80 million (+31.8% in local currency and +51.6% in euros). The efficiency ratio is 49.9% and the recurrence ratio 42.7%. NPL ratio of 1.80% and coverage 130%.
Colombia
The market shares in Colombia are 2.8% in loans and 3.4% in deposits plus mutual funds. The Group has 76 branches and 493,000 customers.
The economy weakening was confirmed in the first quarter of 2009. Consumer and business confidence has been eroded by the global downturn and domestic demand growth is expected to be low. In this context, the central bank cut its key rate 250 b.p. in the first quarter of 2009 to 7.0%.
The Group is focusing on selective growth in lending and maintaining appropriate levels of liquidity. Transaction banking is being strengthened and particular attention paid to credit risk management and reducing the growth in costs. In line with this strategy, lending grew 17% and savings increased 38%.
Attributable profit was EUR 9 million, 17.7% more in local currency due to the rise in loan-loss provisions, as net operating income was 80.8% higher. The NPL ratio was 1.56% and coverage 224%.
Other countries
In Uruguay, the Group became the largest private-sector bank. It has 42 branches and market shares of 20.1% in lending and 18.3% in deposits and mutual funds. Attributable profit was EUR 8 million.
Activity in Peru was focused on business with companies and tending to the Group’s global clients. Attributable profit was EUR 1 million which, while modest, shows a favourable trend as before earnings were either zero or there was a small loss.
Financial Report     39

January — March 2009
Information by principal segments
Corporate Activities

			Variation
Million euros	Q1’09	Q1’08	Amount	(%)
Income statement
Net interest income	(637)	(543)	(94)	17.2
Net fees	13	(3)	16	—
Gains (losses) on financial transactions	113	148	(34)	(23.3)
Dividends	23	22	1	4.4
Income from equity-accounted method	(16)	95	(112)	—
Other operating income/expenses net	9	11	(2)	(14.9)
Gross income	(496)	(271)	(225)	83.0
Operating expenses	(220)	(177)	(43)	24.4
General administrative expenses	(185)	(111)	(74)	67.1
Personnel	(87)	(77)	(10)	12.3
Other general administrative expenses	(98)	(34)	(65)	193.1
Depreciation and amortisation	(35)	(66)	31	(46.9)
Net operating income	(716)	(448)	(268)	59.8
Net loan-loss provisions	2	(2)	4	—
Other income	(106)	(97)	(9)	9.6
Profit before taxes (w/o capital gains)	(820)	(547)	(273)	49.9
Tax on profit	346	264	81	30.9
Profit from continuing operations (w/o capital gains)	(475)	(283)	(192)	67.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit (w/o capital gains)	(475)	(283)	(192)	67.7
Minority interests	(2)	2	(4)	—
Attributable profit to the Group (w/o capital gains)	(473)	(285)	(188)	65.9
Net extraordinary capital gains and allowances	—	—	—	—
Attributable profit to the Group	(473)	(285)	(188)	65.9

Balance sheet
Trading portfolio (w/o loans)	2,763	2,939	(176)	(6.0)
Available-for-sale financial assets	16,930	15,171	1,759	11.6
Investments	106	3,979	(3,872)	(97.3)
Goodwill	20,719	20,886	(167)	(0.8)
Liquidity lent to the Group	77,647	85,657	(8,010)	(9.4)
Capital assigned to Group areas	52,576	41,098	11,477	27.9
Other assets	88,852	62,191	26,661	42.9
Total assets/liabilities & shareholders’ equity	259,594	231,921	27,672	11.9
Customer deposits*	2,748	826	1,922	232.8
Marketable debt securities*	98,807	100,063	(1,256)	(1.3)
Subordinated debt*	23,327	22,576	752	3.3
Other liabilities	65,264	52,971	12,293	23.2
Group capital and reserves	69,447	55,486	13,961	25.2
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	124,882	123,465	1,418	1.1

*	Including all on-balance sheet balances for this item
40     Financial Report

January — March 2009
Information by principal segments
Corporate Activities
•	This area’s results were more negative than in the first quarter of 2008 because of:
•	Lower income by the equity accounted method of Cepsa and Sovereign (the latter now consolidated by global integration).

•	Lower net interest income due to higher financing costs.

•	Higher expenses from rentals.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 20 of this report.
The area made a loss of EUR 473 million in the first quarter compared to a loss of EUR 285 million in the same period of 2008. This was mainly due to the lower income by the equity accounted method (EUR 95 million positive in 2008 and EUR 16 million negative in 2009). The difference was largely due to the sale of the stake in Cepsa and the consolidation of Sovereign by global integration.
Other factors to take into account are:
•	Net interest income was EUR 637 million negative, higher than in the first quarter of 2008 because of the higher financing cost.
•
Slightly lower gains on financial transactions than in the first quarter of 2008. impacted by the charge of EUR 190 millones of Metrovacesa, equivalent to a participation of EUR 45 per share (audited December 2008’s NAV).

•	Similar revenue from dividends (EUR 23 million).
•
Operating expenses increased by EUR 43 million because of higher general expenses, partly offset by lower amortisations.The sale of buildings and of Grupo Santander City meant greater spending on rentals and lower amortisations.

•	Net loan-loss provisions were insignificant in both periods.
•	Other income covers various provisions and writedowns. The figure in the first quarter of 2009 was EUR 106 million negative, compared with EUR 97 million negative in the same period of 2008.
•	Lastly, in tax on profits the recovery was EUR 81 million more than in the first quarter of 2008, because of higher negative results in the current year.
As regards the area’s sub segments:
•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.
In 2008 and the first quarter of 2009, the Equity Stakes line recorded a sharp fall to almost zero because of the global integration of Banco Real in Brazil and Sovereign, and the sale of the stake in Cepsa.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations. In order to minimise this cost, the current policy is aimed at covering the excess capital of each subsidiary above 7% of their risk assets (the Group’s core capital objective), either through direct term positions in the case of the most liquid currencies, such as the dollar or sterling, or through a strategy of “tunnels”.
The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2008 and the first quarter of 2009 the main units with exchange-rate risk remained hedged.
This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.
Financial Report     41

January — March 2009
Information by secondary segments
Retail Banking
•	Managing business and results against a background of a sharp economic downturn.
•	Moderate business growth and management of spreads produced a rise in revenues.
•	Rigorous discipline in costs, which remained flat, and a further gain in efficiency.
•	Higher provisions, due to the worsening environment.
The Group’s Retail Banking generated 85% of the operating areas’ total gross income in the first quarter of 2009 and 71% of attributable profit (EUR 1,828 million). This was 7.7% lower than in the same period of 2008, due to the higher total risk cost and the negative impact of exchange rates, but 11.3% more than in the fourth quarter.
Gross income was EUR 8,434 million, 12.7% higher than a year earlier and 12.9% more than in the fourth quarter. Net interest income increased 19.2%, spurred by moderate business growth and better customer spreads. Net fees were 6.2% lower than in the first quarter of 2008 because of reduced activity. These variations were impacted by the perimeter and exchange rates. Excluding them, total revenues were 9.2% higher year-on-year.
Operating expenses rose 9.4% (only 1.4% without perimeter and forex impact) over the first quarter of 2008. As a result of the stronger growth in gross income than in costs the efficiency ratio (including amortisations) for the whole of Retail Banking improved by 1.2 p.p. to 41.4%. Net operating income increased 15.1% to EUR 4,942 million (+17.6% over the fourth quarter).
Net loan-loss provisions were 75.0% higher than in the first quarter of 2008 but moderate over the last quarter.
Customer lending rose 22% year-on-year and deposits 43%. Growth with regard to the fourth quarter was 9% and 13%, respectively, benefiting from the latest acquisitions.
•
Retail Banking in Continental Europe continued the good growth trends in volumes and results favoured by acquisitions. Net interest income rose 29.0% year-on-year, net operating income 20.0% and profit before tax 3.6%, after deducting provisions.

The main drivers were increased business volumes, although more moderate growth quarter-on-quarter; good management of spreads in an environment of a sharp fall in interest rates and selective control of costs. The efficiency ratio (with amortisations) improved from 39.0% in the first quarter of 2008 to 37.0% a year later.
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas(1)		Banking(1)		Wholesale Banking		and Insurance
Million euros	Q1’09	(%)	Q1’09	(%)	Q1’09	(%)	Q1’09	(%)
Income statement
Net interest income	6,871	21.7	6,228	19.2	596	60.3	47	3.2
Net fees	2,198	(5.9)	1,823	(6.2)	264	3.5	111	(20.2)
Gains (losses) on financial transactions	756	21.3	368	23.4	382	22.3	5	(56.2)
Other operating income*	125	19.2	16	(6.9)	21	56.9	88	18.1
Gross income	9,950	14.2	8,434	12.7	1,264	32.6	251	(7.3)
Operating expenses	(3,860)	7.1	(3,493)	9.4	(290)	(11.0)	(77)	(10.3)
General administrative expenses	(3,506)	5.6	(3,168)	7.8	(266)	(11.0)	(71)	(12.9)
Personnel	(2,024)	6.2	(1,820)	8.8	(170)	(11.7)	(35)	(14.3)
Other general administrative expenses	(1,482)	4.8	(1,349)	6.6	(97)	(9.6)	(36)	(11.4)
Depreciation and amortisation	(354)	24.5	(325)	28.0	(24)	(11.2)	(6)	40.6
Net operating income	6,090	19.3	4,942	15.1	975	55.2	173	(6.0)
Net loan-loss provisions	(2,236)	73.6	(2,194)	75.0	(42)	22.4	(0)	648.9
Other income	(201)	(7.3)	(191)	(7.9)	(6)	109.9	(4)	(34.7)
Profit before taxes	3,652	1.4	2,557	(9.7)	927	56.8	169	(5.2)
Tax on profit	(968)	(0.9)	(620)	(14.0)	(290)	46.2	(58)	1.4
Profit from continuing operations	2,684	2.3	1,936	(8.3)	637	62.2	111	(8.3)
Net profit from discontinued operations	(14)	—	(14)	—	—	—	—	—
Consolidated profit	2,670	1.7	1,922	(9.0)	637	62.2	111	(8.3)
Minority interests	102	(24.3)	94	(28.1)	3	—	5	(3.0)
Attributable profit to the Group	2,568	3.1	1,828	(7.7)	634	60.9	106	(8.5)

Business volumes
Total assets	1,092,804	24.7	807,693	27.5	259,965	16.5	25,146	27.1
Customer loans	685,236	19.0	608,118	21.6	76,414	1.6	705	589.0
Customer deposits	474,267	32.7	415,454	43.3	58,397	(13.2)	415	81.8

**	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Including Sovereign (more details on pages 48 and 49)
42     Financial Report

January — March 2009
Information by secondary segments
•
Retail Banking in the UK was conditioned by the wider perimeter following the incorporation of A&L and B&B. This, coupled with Abbey’s good performance, produced a 39.9% rise in profit before tax in sterling. The drivers were the same as for other units: higher revenues spurred by net interest income, a smaller rise in costs, which made the efficiency ratio 3.1 p.p. better than in the first quarter of 2008, and loan-loss provisions.

•
The results of Retail Banking in Latin America came from growth in customer business, the good performance of net interest income, within the region’s environment of lower economic growth, and control of costs compatible with business development. Net interest income rose 8.0% in constant euros, gross income was 7.3% higher and costs only increased 2.0%.

The efficiency ratio (with depreciation and amortisations) improved from 44.4% to 42.2% in the year to March, while net operating income was 11.6% more than in the first quarter and 16.5% above that of the fourth quarter.
As a result of the big rise in net loan-loss provisions, attributable profit was 20.9% lower than in the first quarter and similar to that in the fourth quarter.
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Cater Allen, James Hay, Abbey Sharedealing and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
This division’s attributable profit was EUR 76 million, 18.4% less than in the same period of 2008 and 33.1% more than the fourth quarter. Despite the negative evolution of markets over the past 12 months, gross income only fell 5.8% thanks to net interest income (good management of spreads), which offset the lower fee revenue. Operating expenses grew by 3.1%, mainly by amortisations, while personnel and general expenses increased only 0.8%.
Managed assets amounted to EUR 90,000 million, 10% less than in March 2008. The impact of markets, which fell by around 40% in the last 12 months, was partly compensated by the success in capturing deposits and business with customers.
The division continued to adapt its business model to the various units, with special emphasis on the technology platform for management of clients which will be the same for all of them. (SPB Italy is the first to share the same platform used in Spain). This will enhance the quality of service and generate significant synergies.
Retail Banking. Income Statement

	Gross income		Net operating income		Attributable profit
Million euros	Q1’09	Var (%)	Q1’09	Var (%)	Q1’09	Var (%)

Continental Europe	3,495	16.2	2,201	20.0	1,010	2.9
o/w: Spain	2,225	3.6	1,355	5.7	737	(2.5)
Portugal	275	0.7	154	1.8	112	(8.0)
United Kingdom	1,141	41.4	628	49.8	313	16.6
Latin America	3,542	(3.5)	2,048	0.3	525	(28.2)
o/w: Brazil	2,119	(4.1)	1,230	6.0	267	(24.3)
Mexico	479	(18.2)	300	(21.6)	41	(71.3)
Chile	350	(2.6)	224	(0.4)	57	(49.7)
Sovereign	257		65		(20)
Total Retail Banking	8,434	12.7	4,942	15.1	1,828	(7.7)
Financial Report     43

January — March 2009
Information by secondary segments
Global Wholesale Banking
•	Strong growth in earnings, partly due to market circumstances.
•	Recurring and increasing customer revenues, particularly in transaction banking and lending.
•	Lower costs thanks to adjustments made in 2008.
•	Rigorous management of risk, liquidity and capital.
This segment, managed by Santander Global Banking & Markets, contributed 13% of total gross income and 25% of attributable profit (EUR 634 million, 60.9% more than the same period of 2008 and 19.0% higher than the fourth quarter).
This performance was backed by a business model with a customer focus, the area’s global capacities and its conexion with local units, combined with a strict control of cost in risks. Another decisive factor is the strength of the Group’s capital and liquidity which, within rigorous control of both variables, is enabling us to maintain a high level of unrestricted activity and embark on new operations, occupying the space left by other players.
All of this was clearly reflected in results. Gross income increased 32.6% year-on-year, backed by net interest income which underscored the high degree of activity and the rise in spreads in the current environment. Fee income grew 3.5%. Gains on financial transactions made a positive contribution (+22.3%).
Operating expenses dropped 11.0%, reflecting the adjustments made in the second half of 2008 to adapt the area to the new environment. The efficiency ratio improved 11 p.p. to 22.9% and net operating income was 55.2% higher at EUR 975 million.
This growth absorbed the increase in provisions, maintained in very low rates. As a result, net operating income fed through to attributable profit (+60.9%).
Client revenues continued to grow on a sustained basis: they were 42.7% higher than in the first quarter of 2008 and 24.8% more than the quarterly 2008 average.
All countries increased their revenues, absorbing the impact of currency depreciation: Continental Europe (+39%), UK (+34%) and Latin America (+50%) with strong growth in all countries.
In order to maintain the trend in client revenues, we are continuing to deepen the global focus of business, increasing the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units.
At the beginning of the year, the area conducted its annual review of corporate clients who are covered by the model. This resulted in the incorporation of 208 new clients. Under this new perimeter also applied to 2008 in order to maintain like-for-like comparisons, the model’s revenues amounted to EUR 664 million in the first quarter (+49% year-on-year). This showed the high return on these clients in the current environment.
The product areas also advanced in an increasingly global vision of Business and adapted to the changing needs of markets and clients. Its main results were:
1) Global Transaction Banking
This area, which includes cash management, trade finance and basic financing, continued to strengthen leadership in its natural markets, backed by competitive local and regional solutions for corporate and institutional clients.
Gross income increased 63% year-on-year. Of note was the strong growth in trade finance whose revenues more than doubled, thanks to the rises in Latin America, particularly Brazil, and the improving performance in the other units. Basic financing almost doubled, the result of repricing of renewed operations and in new ones, as we tailored conditions to the new liquidity and risk scenario and maintained strict criteria in the selection of risks, capital and liquidity.
Cash management grew at a slower pace (10%), due to the downturn in business volumes and the fall in benchmark interest rates.
44     Financial Report

January — March 2009
Information by secondary segments
2) Corporate finance
This area (Mergers and Acquisitions and Asset & Capital Structuring) developed a significant level of advisory business, despite the sharp decline in the number and size of corporate operations.
Total revenues dropped 1% year-on-year. The main factors were the sharp fall in revenues from mergers and acquisitions, which only increased in Latin America, and a big rise in those generated in Asset & Capital Structuring.
Of note in Mergers and Acquisitions was the participation in the following operations: in Europe, advising Gas Natural in its takeover bid for Unión Fenosa; the acquisition by Enel of Acciona’s 25% stake in Endesa and the purchase by Acciona of Endesa’s renewable energy assets, and in Latin America: the acquisition of Termonorte by Termogás in Brazil and the purchase of Roberto Basualdo by Makro in Argentina.
3) Credit Markets
Credit Markets, which include origination activities, risk management, distribution of structured products and debt, doubled its revenues year-on-year, backed by all products and countries.
In loans, Santander became one of the international leaders. In the first quarter it led the sale of Acciona’s 25% stake in Endesa to Enel for EUR 8,000 million. Other large syndicated operations, in which Santander participated heavily, were the acquisition of Wyeth by Pfizer ($68,000 million) and the EUR 10,000 million credit line for Porsche, and in project finance the completion of the first offshore wind-power plant in the North Sea and the I-595 motorway in Florida.
In bonds, Santander enjoyed a solid start to the year (tripling income although from a low base). In the primary market, the increase was due to our rise in the rankings and to the very large volumes of issues during the first quarter. We were bookrunners in significant issues such as Roche (largest ever), Imperial Tobacco and Petrobras in Brazil. In all of them we found investors from around the world, thanks to our global distribution platform. The secondary market, meanwhile, is offering a high return in intermediation.
4) Rates

The revenues of the Rates area (structuring and trading activities in financial markets of interest rate and exchange rate instruments for institutional clients — Santander Global Markets — and retail customers — Santander Global Connect-) increased 87% year-on-year. This was made possible by the continued growth in the contracting of simple derivatives and plain vanilla products with better prices, together with efficient management of books by all country teams.
As well as Spain’s contribution, traditionally the area’s main market, of note was Brazil’s sustained growth once the teams and customers of Banco Real were integrated; Chile’s good start to the year with corporate clients and the consolidation of very attractive growth in the UK, after the qualitative leap in 2008.
5) Equities
The revenues of Global Equities (all activities related to the equity markets including settlement and custody) reflect in customer revenues (-45% year-on-year) the impact of an environment of considerable uncertainty in the markets, an historic fall in share prices, volatility at maximum levels and much lower trading volumes.
This context hit brokerage activities in our core markets (-43% revenues), although in Spain we maintained our leadership and market share. The lower trading volumes also affected brokerage of equity derivatives in organised markets (-5%) and custody of securities (-22%).
The higher volatility and uncertainty also put a brake on activity in the primary markets, which led to delays in most share offerings (-19%). This was partly offset by our significant participation in Europe’s main capital increases (+25%).
Revenues generated in tailored solutions for risk coverage and clients’ positions decreased 48% year-on-year, because of lower demand and negative impact on books.
Lastly, Securities Financing in the UK made a solid contribution (around 25% in sterling), spurred by the widening of net interest income, product diversification and greater penetration of customers’ base.
Financial Report     45

January — March 2009
Information by secondary segments
Asset Management and Insurance
•	Revenues accounted for 9% of the operating areas’ total.
•	Area affected by the preference for deposits/liquidity.
•	Focus on cutting costs, adjusting structures to the new environment.
•	Better evolution of insurance in Germany and Brazil.
The global businesses integrated in this segment generated an attributable profit of EUR 106 million, 8.5% less than in the first quarter of 2008. This profit represents 4% of total operating areas’ profit.
Gross income fell 7.3% y-o-y, as the higher revenues from insurance did not offset the fall in asset management, particularly fee income. A key factor here was the decline in volumes managed in mutual funds in the main countries, particularly Spain.
Operating expenses were 10.3% lower, reflecting the area’s efforts to adapt its structures to the new environment of revenues. Net operating income fell 6.0% and fed through to attributable profit.
Total revenues contributed to the Group by asset management and insurance, including those recorded by the distribution networks, amounted to EUR 880 million (-16.2% y-o-y).
Asset Management
Santander Asset Management generated total fee income of EUR 304 million, 30.9% lower than in the first quarter of 2008. Profit before tax was 48.2% lower at EUR 21 million, after deducting operating expenses and fees paid to the networks. Total managed pension and mutual funds amounted to EUR 100,000 million at the end of March.
Investors maintained their preference for liquidity and on-balance sheet funds. Lower short-term interest rates and very volatile equity markets against a background of widespread lack of confidence produced an unfavourable environment for developing business.
Santander Asset Management maintained its strategy of streamlining its range of products and developing a unified investment platform that can be distributed in various markets. The main elements by units and countries were as follows:
•	In traditional management of assets, the Group administered EUR 93,000 million in mutual funds, investment companies and pension plans, 1% less than at the end of 2008.
In Spain, the figure was EUR 47,000 million. The first quarter saw a slowdown in net repayments from mutual funds, which could herald an improvement in this activity in the rest of the year. The balance in mutual funds was 6% lower than at the end of 2008.
In this complex environment, Santander Asset Management held to its prudent policy which has resulted in many public recognitions, including “Mejor Gestora de Inversión Dinámica y Alternativa de Amplia Oferta” (Expansión) and Best Spanish Manager (Le Monde-La Stampa-El País-Tageblatt/Le Jeudi), added to those obtained by various specific funds.
Pension plan funds continued to fall slightly in line with the industry, affected by the fall in markets and their reduced tax attractiveness. The volume at the end of March stood at EUR 9,300 million.
The business environment in Portugal was even more unfavourable than in Spain, due to the greater liquidity needs and the tough competition for deposits. This was reflected in a 39% reduction in managed assets to EUR 4,000 million.
In the United Kingdom, Santander Asset Management put its products at the disposal of the branch networks of Alliance & Leicester and Bradford & Bingley. Total managed assets at the end of March amounted to £7,500 million, 2% more than at the end of 2008 in sterling.
In Latin America, business was less dynamic, with the exception of Chile where we are gaining market share. Unification of the fund management institutions of Santander and Real continued in Brazil, in line with the schedule. The total volume managed in the region amounted to EUR 38,000 million, 3% more than at the end of 2008. Santander continued to stand out for the quality of its products. It was named Best Manager in Mexico in International Shares by Latin Asset Management; Best Financial Manager in Brazil by Você S/A, and in Argentina, Top Manager 2008 in Equities by Standard & Poor’s.
•
In real estate fund management, the illiquid assets in Spain together with the large volume of requests for repayment in a context of fall in prices made it necessary for Santander Real Estate to suspend repayments from Santander Banif Inmobiliario for two years in order to be able to sell its buildings in an orderly fashion.

Asset Management and Insurance. Income Statement

	Gross income		Net operating income		Attributable profit
Million euros	Q1’09	Var (%)	Q1’09	Var (%)	Q1’09	Var (%)

Mutual funds	64	(36.6)	27	(51.1)	17	(55.0)
Pension funds	10	31.1	7	46.8	4	18.3
Insurance	177	9.0	140	11.4	84	13.2
Total Asset Management and Insurance	251	(7.3)	173	(6.0)	106	(8.5)
46     Financial Report

January — March 2009
Information by secondary segments
This measure aims to preserve as best as possible the value of investments while generating sufficient liquidity to meet these demands. The first repayment was made in March and together with that scheduled for the beginning of May will mean we will have repaid the first 10% of that demanded.
•	In alternative management, Optimal Strategic was hit by the Bernard L. Madoff fraud in December 2008 which gave rise to a very large number of repayment requests.
The Group has acted at all times with due diligence in managing its clients’ investments in Optimal Strategic. At the time that Madoff Securities was intervened, it was an authorised broker-dealer, registered and supervised by the US Securities and Exchange Commission (SEC) and, moreover, was an authorised investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities was regularly inspected and its reputation and solvency were never questioned by the US market or by the US supervisory authorities. Grupo Santander is assessing legal actions.
•	The venture capital fund Santander Private Equity manages more than EUR 300 million, slightly more than at the end of 2008.
Insurance
Santander Insurance generated attributable profit of EUR 84 million (+13.2% year-on-year). Higher revenues from insurance activity and flat operating expenses offset lower fees.
Santander Insurance generated total gross income (revenues from insurance and fee income received by networks) of EUR 576 million (-5.7% year-on-year), 5.8% of the operating areas’ total. Its total contribution to the Group’s results, the sum of profit before tax of the insurance companies and brokers and fees received by networks, was EUR 534 million (5.8% lower than a year earlier and +0.4% excluding the exchange-rate impact).
Santander Insurance continued to make progress in its global business model, developing new products via its distribution channels and consolidating its position with acquisitions. Of note in the first quarter was the purchase of the 50% of Real Tokio Marine Via and Previdencia in Brazil, which the Group did not have, and the integration of the businesses of Alliance & Leicester and GE Money.
Premium income was 27% lower in the first quarter, hit by two factors: the Group’s reduced lending activity (affecting products related to credits) and customers’ greater preference for liquidity, which reduced the demand for insurance savings.
Continental Europe, which contributed 53% of the total, was affected by both of these factors, mainly in Spain and Portugal.
Spain, which contributed EUR 108 million (-37% year-on-year) reflects to a greater extent the impact of reduced business and the change of mix in savings insurance products. Of note here were the big rise in insured products (“Rentas” and “Planes de Ahorro”) and the decline in term life insurance, in both cases with market shares in new business of more than 30%. As regards risk insurance, the downturn in lending reduced total sales as this could not be offset by non-credit linked insurance.
Of note in Portugal was the growth in revenues from risk insurance and the lower contribution of savings products. Its total contribution was EUR 35 million (-8%).
Santander Consumer Finance, on the other hand, maintained a strong pace in insurance sales, particularly in Germany due to the government’s drive in the troubled car sector and the incorporation of new units. Its total contribution was 30% higher at EUR 144 million.
The UK’s total contribution was EUR 47 million, 4% more in sterling than in the first quarter of 2008, and strongly supported by the integration of the networks, together with the businesses acquired from GE. They offset the decline in the volume of payment protection insurance (PPI), due to changes in the UK regulatory environment and the fall in the market in new mortgages.
Latin America, with EUR 203 million, kept up a good pace of activity (+21% year-on-year excluding the exchange-rate impact) and contributed 38% of the total. The greater efficiency in selling via bank branch networks and other channels such as telemarketing, coupled with the development of simple products not linked to lending pushed up the results of the main countries. Of note was Brazil (+30% in reales), spurred by its business plan and the new businesses acquired during the first quarter.
Financial Report     47

January — March 2009
Information about Sovereign
Sovereign
•	Acquisition process
Banco Santander and Sovereign Bancorp, the parent company of Sovereign Bank, announced on October 13 that Banco Santander would acquire the shares of Sovereign that it did not own, through an exchange of shares. Santander, at that date, held 24.35% of Sovereign’s ordinary shares in circulation. The Capital and Finance Committee of Sovereign’s Board, comprising independent directors, asked Banco Santander to consider buying the 75.65% of the company that it did not own. The committee assessed the transaction and recommended it to the Board.
On January 26, 2009 the Extraordinary Meeting of Banco Santander’s shareholders approved the capital increase to finance the acquisition, with 96.9% of the capital present and represented. On January 28, 2009 the Shareholders Meeting of Sovereign approved the acquisition.
The acquisition was completed on January 30 when Sovereign became a fully-owned subsidiary of Grupo Santander through the issuance of 0.3206 ordinary shares of Banco Santander for every ordinary share of Sovereign. For this purpose, 161,546,320 ordinary shares were issued for an effective amount (nominal plus premium) of EUR 1,302 million.
•	Description of Sovereign
Sovereign offers Santander the possibility of operating in the northeast of the US, one of the country’s most attractive and stable areas and less prone to cyclical changes. This bank operates in six of the 26 largest US cities.
It has 750 branches, 2,300 ATMs and $51,000 million of deposits. Its business model, focused on retail banking and small firms, fits well with Santander and offers a significant growth potential in earnings, both through business and synergies.
The transaction thus meets the Group’s criteria for acquisitions, both strategically, improving the geographic diversification significantly, as well as economically (forecast net profits of $750 million in 2011).
•	Integration of Sovereign into Grupo Santander
Sovereign became part of the Group on January 31, 2009 when it consolidated by global integration instead of by the equity method until then in the quarter’s accounts. This meant incorporating the balance sheet at March 31 and the income statement for February and March.
Once the acquisition was completed, a new, more agile and business-focused organisational structure was put into place. The new executive team, with executives from the Group, took up their positions, enabling the best practices to be quickly implemented, as an essential way to identify and generate business and cost synergies. The new team strikes the right balance between local and global knowledge and skills.
Other measures taken during the first quarter, in line with the strategic priorities for 2009, were:
•	Short-term plans to improve the business mix and strengthen net interest income and fee income from recurring businesses, hard hit by the US recession and the sharp fall in interest rates.
Given that the acquisition is recent, it is too early to see the first signs of improvement. This will be mainly seen in the improvement in funding costs and the increase in liquidity available to embark on growth in recurring business.
•
As regards measures to improve efficiency to levels in accordance with the new scenario, organisational steps were taken in the first quarter of 2009 to control costs in order to optimise the current structure of costs. For example, the headcount was cut by 7% in the first quarter as a result of eliminating redundant posts and reorganising businesses.

In addition, the new management team is striving to generate economies of scale and synergies from Grupo Santander’s negotiating capacity and global reach.
The impact of these cost saving measures, limited in the first quarter, together with the impact of the launch of new IT and business platforms will be seen in the coming quarters.
48     Financial Report

January — March 2009
Information about Sovereign
•	Balance sheet and income statement
As a result of this integration, the Group incorporated $55,183 million (EUR 41,466 million) of customer loans and $50,715 million (EUR 38,108 million) of customer funds. These volumes represent, respectively, 6% and 8% of the Group.
As in other businesses, Sovereign’s income statement, balance sheet and ratios have been restated in accordance with the criteria set out on page 20 of this report. This means that the figures here do not coincide with those published by Sovereign with local criteria.
Net operating income in the first quarter (two months) was $85 million and attributable profit $25 million (EUR 20 million) negative.
Net interest income was $264 million and measured against assets was lower than during 2008 largely because of the sharp fall in Libor rates during the third and fourth quarters, together with the massive capturing of one-year deposits in the last quarter of 2008.
Operating expenses were $249 million. Costs are beginning to be cut in various areas, following the first measures taken.

Net loan-loss provisions amounted to $122 million. Sovereign’s credit quality has been declining in line with that of the banking system as a whole. Its NPL ratio was 3.98% and coverage 66%.
Given the features of Sovereign’s portfolio and the US’s and the world’s macroeconomic situation, non-performing loans are likely to increase. This impact should be offset by greater efficiency in control and recovery systems.
Generally speaking, new business in most product lines is beginning to pick up, although Sovereign has not yet fully benefited from the changes that are being put into place.
Sovereign

Million euros	Q1’09
Income statement
Net interest income	203
Net fees	70
Gains (losses) on financial transactions	(10)
Other operating income*	(6)
Gross income	257
Operating expenses	(191)
General administrative expenses	(169)
Personnel	(105)
Other general administrative expenses	(64)
Depreciation and amortisation	(22)
Net operating income	65
Net loan-loss provisions	(94)
Other income	(1)
Profit before taxes	(29)
Tax on profit	10
Profit from continuing operations	(20)
Net profit from discontinued operations	—
Consolidated profit	(20)
Minority interests	—
Attributable profit to the Group	(20)

Balance sheet
Customer loans**	41,466
Trading portfolio (w/o loans)	346
Available-for-sale financial assets	6,531
Due from credit institutions**	284
Intangible assets and property and equipment	590
Other assets	7,920
Total assets/liabilities & shareholders’ equity	57,137
Customer deposits**	38,108
Marketable debt securities**	12,150
Subordinated debt**	1,811
Insurance liabilities	—
Due to credit institutions**	1,864
Other liabilities	1,443
Shareholders’ equity	1,760
Other customer funds under management	589
Mutual funds	—
Pension funds	—
Managed portfolios	589
Savings-insurance policies	—
Customer funds under management	52,659

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Including all on-balance sheet balances for this item
Financial Report     49

January — March 2009
Corporate Governance
Corporate Governance
Extraordinary Meeting of Shareholders
On January 26, 2009 the extraordinary meeting of shareholders approved, with a positive vote of 96.9%, the capital increase carried out in order to acquire 75.6% of the US bank Sovereign Bancorp. A total of 156,864 shareholders attended directly or were represented and held 3,834,363,736 shares and thus a quorum of 47.956% of the Bank’s capital stock.
In accordance with the authorisation, 161,546,320 new shares of Banco Santander were issued, which increased the capital stock to EUR 4,077,802,861.50 represented by 8,155,605,723 shares of EUR 0.50 nominal value each, all of them with the same political and economic rights.
Material facts
Acquisition of assets
On March 10 Banco Santander Brazil notified that it had agreed to acquire from Tokyo Marine for 678 million Brazilian reales (EUR 225 million) the 50% of the insurance company Real Tokio Marine Vida e Previdencia S.A. not already held by it.
Sale of assets
Grupo Santander announced that it had reached agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale to the latter of its 32.5% stake in Cepsa, at a price of EUR 33 per share, which if applicable would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 financial year. With this transaction, the historical annual return for Grupo Santander derived from its investment in Cepsa has been 13%. The sale has no impact on Grupo Santander’s earnings.
The transaction is subject to certain conditions, which include the obtaining of the appropriate regulatory authorisations and the closing of the financing.
Dividends
On February 1, the third interim dividend of EUR 0.12294 on account of the earnings for the 2008 financial year was paid.
As of May 1, 2009, Banco Santander will pay a fourth dividend charged to the earnings of the 2008 financial year of EUR 0.25737. With the payment of this dividend, the total dividend charged to the 2008 earnings, paid fully in cash, is EUR 0.65078 euros per share, the same as that paid in 2007. As a result of the capital increases carried out since October 2008, the total distribution of dividends among shareholders charged to the 2008 results (which amounts to EUR 4,812 million) is 18% more than in the previous financial year.
50     Financial Report

January — March 2009
Corporate Social Responsibility
Corporate Social Responsibility
In the first quarter of 2009, Grupo Santander continued to develop new initiatives in the sphere of corporate social responsibility. The main ones were are set out below.
Santander Universities
Santander continued to support universities as the fundamental pillar of its Corporate Social Responsibility (CSR) strategy.
It signed new co-operation agreements with universities and stepped up its services to these institutions and their collectives. It also increased the number of scholarships for students and researchers.
Among the main measures were:
•
Santander Universities opened its first office in London. It will tend to the specific needs of students, teachers and staff at three institutions in the city: University College of London, London School of Economics and London Business School.

•
In Spain, during the signing of the first co-operation agreement between Banco Santander and Alfonso X el Sabio University, Emilio Botín, the Chairman, explained to more than 200 students the Bank’s CSR strategy. He said that investing in education is the way to a more open and prosperous society.

•	In Portugal, Santander Totta and the Technical University of Lisbon awarded prizes to the best students and researchers and also 14 scholarships for young university researchers.
Social actions and volunteers
Santander also strengthened its actions for the benefit of societies, which in many cases involved the Bank’s employees.
Grupo Santander Brazil put into effect a technical co-operation agreement with the International Trade Centre (ITC) in order to develop a sustainable tourism model in various parts of the country under a project to promote the exchange of experiences and knowledge.
In Argentina, Santander Río, with the co-operation of all its employees, continued its commitment to the community. Among other measures it donated more than one million kilos of recycled paper and more than 180,000 plastic tops to the Garrahan Foundation, which collects funds to maintain the Casa Garrahan for children who require prolonged medical treatment. Under the “Ideas que dan trabajo” programme of microcredits, 25 projects are underway to help create new sources of employment.
The environment
Santander continued to foster measures to preserve and recover the environment and sustainable development.
The agreement with Gamesa Solar consolidated Santander as the reference bank for financing solar energy plants. Banco Santander will exclusively handle all this company’s thermal and solar energy power plants in Andalucia. The agreement came after Santander offered clients an integral financial solution designed by Bansalease, which consists of solar energy leasing that includes project finance, installation and maintenance, insurance and handling the legal side.
An office and three administrative buildings of Banco Real, already integrated into Grupo Santander Brazil, obtained the ISO 14001 certification. The key elements were sustainability practices, reducing the risk of incidents that could result in penalisations for the Bank, and training everyone involved in the supply chain.
Prizes and recognitions
As a result of its “Sello Verde” environmental programme, Recycla awarded Banco Santander Chile its E-Waste prize. This prize goes to institutions that combat global warming and electronic rubbish in this country.
Santander Totta received “2008 Optimus Innovation Award” in the category for mobilisation of productive processes for developing its Minibanco project. This is an alternative to multibanking ATMs, through which SMEs can conduct their main operations and receive services such as topping up mobile phones, other payment services, cash advances and consulting statements and movements.
Financial Report     51

Santander

www.santander.com

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Item 4
Key consolidated data

			Variation
	Q1 ’09	Q1 ’08	Amount	%	2008

Balance sheet (million euros)
Total assets	1,115,365	920,524	194,841	21.2	1,049,632
Net customer loans	685,497	576,786	108,712	18.8	626,888
Customer funds under management	874,989	791,615	83,374	10.5	826,567
Shareholders’ equity	66,731	53,622	13,109	24.4	63,768
Total managed funds	1,231,660	1,072,254	159,406	14.9	1,168,355

Income statement (million euros)
Net interest income	6,234	5,101	1,133	22.2	21,579
Gross income	9,454	8,438	1,016	12.0	34,318
Net income	5,374	4,658	716	15.4	19,025
Profit from continuing operations	2,210	2,341	(132)	(5.6)	9,362
Attributable profit to the Group	2,096	2,206	(110)	(5.0)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.2472	0.3086			1.2207
Diluted EPS (euro) (1)	0.2460	0.3066			1.2133
ROE	13.25	17.40			17.07
ROA	0.82	1.01			0.96
RoRWA	1.68	1.82			1.86
Efficiency ratio (with amortisations)	43.2	44.8			44.6

BIS II ratios (BIS I in Q1’08) and NPL ratios (%)
Core capital	7.3	6.1			7.5
Tier I	8.9	7.5			9.1
BIS ratio	13.5	12.2			13.3
NPL ratio	2.49	1.24			2.04
NPL coverage	79.96	134.12			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254			7,994
Share price (euros)	5.19	11.77			6.75
Market capitalisation (million euros)	42,328	78,929			53,960
Book value (euro) (1)	7.83	7.50			7.58
Price / Book value (X) (1)	0.66	1.57			0.89
P/E ratio (X)	5.25	9.53			5.53

Other data
Number of shareholders	3,295,622	2,273,743			3,034,816
Number of employees	181,166	164,553			170,961
Continental Europe	51,186	48,092			48,467
United Kingdom	23,495	16,709			24,379
Latin America	94,633	98,101			96,405
Sovereign	10,175	—			—
Corporate Activities	1,677	1,651			1,710
Number of branches	14,196	12,660			13,390
Continental Europe	6,062	5,982			5,998
United Kingdom	1,328	705			1,303
Latin America	6,056	5,973			6,089
Sovereign	750	—			—
(1).   -Data adjusted to the capital increase with preemptive rights at the end of 2008.
Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April 28 2009, following a favourable report from the Audit and Compliance Committee on April 22 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Net interest income	6,234	5,101	1,133	22.2

Dividends	87	62	25	40.9
Income from equity-accounted method	(11)	102	(113)	—
Net fees	2,210	2,334	(123)	(5.3)
Gains (losses) on financial transactions	869	771	98	12.7
Other operating income/expenses	65	69	(5)	(6.6)

Gross income	9,454	8,438	1,016	12.0

Operating expenses	(4,080)	(3,780)	(300)	7.9
General administrative expenses	(3,691)	(3,430)	(261)	7.6
Personnel	(2,111)	(1,983)	(128)	6.5
Other general administrative expenses	(1,580)	(1,447)	(133)	9.2
Depreciation and amortisation	(389)	(351)	(39)	11.0

Net operating income	5,374	4,658	716	15.4

Net loan-loss provisions	(2,234)	(1,290)	(944)	73.2
Impairment losses on other assets	(25)	(13)	(12)	95.4
Other income	(283)	(301)	19	(6.2)

Profit before taxes (w/o capital gains)	2,832	3,054	(222)	(7.3)

Tax on profit	(622)	(712)	90	(12.6)

Profit from continuing operations (w/o capital gains)	2,210	2,341	(132)	(5.6)

Net profit from discontinued operations	(14)	1	(15)	—

Consolidated profit (w/o capital gains)	2,195	2,342	(147)	(6.3)

Minority interests	99	136	(36)	(26.8)

Attributable profit to the Group (w/o capital gains)	2,096	2,206	(110)	(5.0)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,096	2,206	(110)	(5.0)

EPS (euros) (1)	0.2472	0.3086	(0.0614)	(19.9)

Diluted EPS (euros) (1)	0.2460	0.3066	(0.0606)	(19.8)

Pro memoria:
Average total assets	1,076,112	924,553	151,559	16.4
Average shareholders’ equity	63,272	50,721	12,551	24.7
(1).   -Q1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Quarterly
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09

Net interest income	5,101	5,404	5,631	5,443	6,234

Net fees	62	257	84	150	87
Gains (losses) on financial transactions	102	52	(54)	23	(11)
Dividends	2,334	2,290	2,388	2,193	2,210
Income from equity-accounted method	771	815	596	484	869
Other operating income/expenses	69	66	13	46	65

Gross income	8,438	8,884	8,657	8,339	9,454

Operating expenses	(3,780)	(3,806)	(3,892)	(3,814)	(4,080)
General administrative expenses	(3,430)	(3,457)	(3,538)	(3,468)	(3,691)
Personnel	(1,983)	(2,002)	(2,020)	(1,904)	(2,111)
Other general administrative expenses	(1,447)	(1,455)	(1,518)	(1,564)	(1,580)
Depreciation and amortisation	(351)	(349)	(354)	(345)	(389)

Net operating income	4,658	5,077	4,765	4,526	5,374

Net loan-loss provisions	(1,290)	(1,609)	(1,806)	(1,957)	(2,234)
Impairment losses on other assets	(13)	(16)	(13)	(51)	(25)
Other income	(301)	(109)	8	(66)	(283)

Profit before taxes (w/o capital gains)	3,054	3,343	2,954	2,452	2,832

Tax on profit	(712)	(683)	(622)	(422)	(622)

Profit from continuing operations (w/o capital gains)	2,341	2,660	2,332	2,029	2,210

Net profit from discontinued operations	1	2	2	(17)	(14)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195

Minority interests	136	138	128	71	99

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460

(1).   -2008 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’09	Q1 ’08	31.03.09	31.12.08	31.03.08

US$	1.3020	1.4969	1.3308	1.3917	1.5812
Pound sterling	0.9082	0.7570	0.9308	0.9525	0.7958
Brazilian real	3.0175	2.6017	3.0767	3.2436	2.7554
New Mexican peso	18.7402	16.1813	18.7623	19.2333	16.8967
Chilean peso	787.3892	692.7702	772.5959	886.8608	698.0207
Venezuelan bolivar fuerte	2.7958	3.2148	2.8624	2.9798	3.3945
Argentine peso	4.6145	4.7545	4.9466	4.8041	5.0341

Net fees
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Commissions from services	1,306	1,211	95	7.9
Mutual & pension funds	301	425	(123)	(29.0)
Securities services	162	203	(41)	(20.2)
Insurance	441	495	(54)	(11.0)

Net fees	2,210	2,334	(123)	(5.3)

Operating expenses
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Personnel expenses	2,111	1,983	128	6.5
General expenses	1,580	1,447	133	9.2
Information technology	190	186	3	1.8
Communications	164	162	2	1.5
Advertising	149	148	2	1.1
Buildings and premises	348	278	69	24.9
Printed and office material	46	45	1	2.4
Taxes (other than profit tax)	80	77	3	4.5
Other expenses	603	551	52	9.4

Personnel and general expenses	3,691	3,430	261	7.6

Depreciation and amortisation	389	351	39	11.0

Total operating expenses	4,080	3,780	300	7.9

Net loan-loss provisions
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Non performing loans	2,506	1,375	1,132	82.3
Country-risk	(77)	105	(182)	—
Recovery of written-off assets	(195)	(189)	(6)	2.9

Total	2,234	1,290	944	73.2

Balance sheet
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08
Assets
Cash on hand and deposits at central banks	36,305	24,039	12,266	51.0	45,781
Trading portfolio	157,721	137,810	19,912	14.4	151,817
Debt securities	47,401	55,587	(8,186)	(14.7)	43,896
Customer loans	6,188	9,016	(2,828)	(31.4)	684
Equities	5,883	8,363	(2,480)	(29.7)	6,272
Trading derivatives	92,491	52,263	40,228	77.0	95,815
Deposits from credit institutions	5,758	12,580	(6,822)	(54.2)	5,150
Other financial assets at fair value	31,189	30,831	358	1.2	25,817
Customer loans	8,886	8,693	193	2.2	8,973
Other (deposits at credit institutions, debt securities and equities)	22,303	22,138	165	0.7	16,844
Available-for-sale financial assets	60,693	43,131	17,562	40.7	48,920
Debt securities	53,970	34,773	19,197	55.2	42,548
Equities	6,722	8,358	(1,636)	(19.6)	6,373
Loans	744,848	607,912	136,936	22.5	699,615
Deposits at credit institutions	58,267	47,278	10,989	23.2	64,731
Customer loans	670,423	559,077	111,346	19.9	617,231
Other	16,158	1,557	14,601	937.8	17,653
Investments	224	4,105	(3,881)	(94.5)	1,323
Intangible assets and property and equipment	11,055	11,966	(911)	(7.6)	10,289
Goodwill	20,719	20,890	(171)	(0.8)	18,836
Other	52,610	39,841	12,769	32.0	47,233

Total assets	1,115,365	920,524	194,841	21.2	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	151,253	106,130	45,123	42.5	136,620
Customer deposits	9,144	17,257	(8,113)	(47.0)	4,896
Marketable debt securities	3,297	17,659	(14,362)	(81.3)	3,570
Trading derivatives	87,306	54,537	32,769	60.1	89,167
Other	51,507	16,678	34,829	208.8	38,987
Other financial liabilities at fair value	32,363	49,313	(16,950)	(34.4)	28,639
Customer deposits	11,251	10,158	1,093	10.8	9,318
Marketable debt securities	3,227	8,144	(4,917)	(60.4)	5,191
Deposits at credit institutions	17,885	31,011	(13,126)	(42.3)	14,130
Financial liabilities at amortized cost	811,086	657,745	153,340	23.3	770,008
Due to central banks and credit institutions	72,859	58,644	14,214	24.2	79,795
Customer deposits	456,619	330,753	125,867	38.1	406,015
Marketable debt securities	222,367	209,900	12,467	5.9	227,642
Subordinated debt	39,818	36,194	3,624	10.0	38,873
Other financial liabilities	19,422	22,254	(2,832)	(12.7)	17,681
Insurance liabilities	18,849	14,805	4,045	27.3	16,850
Provisions	17,793	18,655	(862)	(4.6)	17,736
Other liability accounts	22,157	19,763	2,395	12.1	19,777

Total liabilities	1,053,501	866,411	187,090	21.6	989,630

Shareholders’ equity	66,731	53,622	13,109	24.4	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	65,369	52,359	13,011	24.8	55,707
Attributable profit to the Group	2,096	2,206	(110)	(5.0)	8,876
Less: dividends	(4,812)	(4,070)	(742)	18.2	(2,693)
Equity adjustments by valuation	(7,487)	(1,955)	(5,532)	282.9	(8,300)
Minority interests	2,620	2,446	174	7.1	2,415

Total equity	61,864	54,113	7,751	14.3	60,001

Total liabilities and equity	1,115,365	920,524	194,841	21.2	1,049,632

Balance sheet
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Assets
Cash on hand and deposits at central banks	24,039	24,301	56,306	45,781	36,305
Trading portfolio	137,810	137,999	124,363	151,817	157,721
Debt securities	55,587	57,295	48,758	43,896	47,401
Customer loans	9,016	6,345	3,159	684	6,188
Equities	8,363	8,781	6,922	6,272	5,883
Trading derivatives	52,263	58,525	61,806	95,815	92,491
Deposits from credit institutions	12,580	7,054	3,719	5,150	5,758
Other financial assets at fair value	30,831	32,828	31,079	25,817	31,189
Customer loans	8,693	9,322	9,743	8,973	8,886
Other (deposits at credit institutions, debt securities and equities)	22,138	23,506	21,336	16,844	22,303
Available-for-sale financial assets	43,131	46,645	49,285	48,920	60,693
Debt securities	34,773	39,024	42,465	42,548	53,970
Equities	8,358	7,622	6,819	6,373	6,722
Loans	607,912	658,698	665,123	699,615	744,848
Deposits at credit institutions	47,278	73,892	72,046	64,731	58,267
Customer loans	559,077	583,254	591,571	617,231	670,423
Other	1,557	1,552	1,506	17,653	16,158
Investments	4,105	4,430	4,419	1,323	224
Intangible assets and property and equipment	11,966	11,976	12,638	10,289	11,055
Goodwill	20,890	21,655	21,306	18,836	20,719
Other	39,841	30,024	35,967	47,233	52,610

Total assets	920,524	968,557	1,000,486	1,049,632	1,115,365

Liabilities and shareholders’ equity
Trading portfolio	106,130	111,678	96,328	136,620	151,253
Customer deposits	17,257	13,213	10,098	4,896	9,144
Marketable debt securities	17,659	10,212	5,845	3,570	3,297
Trading derivatives	54,537	58,452	58,517	89,167	87,306
Other	16,678	29,801	21,868	38,987	51,507
Other financial liabilities at fair value	49,313	36,957	33,166	28,639	32,363
Customer deposits	10,158	10,266	10,316	9,318	11,251
Marketable debt securities	8,144	8,157	7,727	5,191	3,227
Deposits at credit institutions	31,011	18,533	15,123	14,130	17,885
Financial liabilities at amortized cost	657,745	710,147	758,841	770,008	811,086
Due to central banks and credit institutions	58,644	76,740	94,292	79,795	72,859
Customer deposits	330,753	351,103	383,495	406,015	456,619
Marketable debt securities	209,900	222,455	224,916	227,642	222,367
Subordinated debt	36,194	35,788	36,345	38,873	39,818
Other financial liabilities	22,254	24,062	19,793	17,681	19,422
Insurance liabilities	14,805	16,034	16,581	16,850	18,849
Provisions	18,655	18,420	18,691	17,736	17,793
Other liability accounts	19,763	19,413	20,443	19,777	22,157

Total liabilities	866,411	912,649	944,050	989,630	1,053,501

Shareholders’ equity	53,622	55,544	57,579	65,887	66,731
Capital stock	3,127	3,127	3,127	3,997	4,078
Reserves	52,359	48,532	48,362	55,707	65,369
Attributable profit to the Group	2,206	4,730	6,935	8,876	2,096
Less: dividends	(4,070)	(846)	(846)	(2,693)	(4,812)
Equity adjustments by valuation	(1,955)	(2,126)	(3,779)	(8,300)	(7,487)
Minority interests	2,446	2,490	2,637	2,415	2,620

Total equity	54,113	55,908	56,436	60,001	61,864

Total liabilities and equity	920,524	968,557	1,000,486	1,049,632	1,115,365

Customer loans
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Public sector	7,514	5,460	2,054	37.6	7,668
Other residents	231,211	229,778	1,434	0.6	230,783
Commercial bills	11,390	16,430	(5,040)	(30.7)	14,874
Secured loans	124,421	124,441	(20)	(0.0)	123,566
Other loans	95,400	88,906	6,494	7.3	92,343
Non-resident sector	461,581	351,899	109,682	31.2	400,903
Secured loans	270,826	197,389	73,438	37.2	229,761
Other loans	190,754	154,510	36,244	23.5	171,142

Gross customer loans	700,306	587,136	113,169	19.3	639,354

Loan-loss allowances	14,809	10,351	4,458	43.1	12,466

Net customer loans	685,497	576,786	108,712	18.8	626,888

Pro memoria: Doubtful loans	18,683	7,936	10,747	135.4	13,968
Public sector	15	1	14	—	1
Other residents	7,748	2,461	5,287	214.8	6,208
Non-resident sector	10,921	5,474	5,446	99.5	7,759

Customer loans
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Public sector	5,460	6,574	6,073	7,668	7,514
Other residents	229,778	233,521	229,545	230,783	231,211
Commercial bills	16,430	15,954	14,733	14,874	11,390
Secured loans	124,441	125,889	124,274	123,566	124,421
Other loans	88,906	91,678	90,538	92,343	95,400
Non-resident sector	351,899	369,781	380,469	400,903	461,581
Secured loans	197,389	206,931	209,833	229,761	270,826
Other loans	154,510	162,849	170,636	171,142	190,754

Gross customer loans	587,136	609,876	616,088	639,354	700,306

Loan-loss allowances	10,351	10,955	11,615	12,466	14,809

Net customer loans	576,786	598,920	604,473	626,888	685,497

Pro memoria: Doubtful loans	7,936	9,525	11,470	13,968	18,683
Public sector	1	1	1	1	15
Other residents	2,461	3,439	4,636	6,208	7,748
Non-resident sector	5,474	6,085	6,833	7,759	10,921

Credit risk management *
Million euros

			Variation
	31.03.09	31.03.08	Amount		%	31.12.08

Non-performing loans	18,968	8,047	10,920		135.7	14,191
NPL ratio (%)	2.49	1.24	1.25p.			2.04
Loan-loss allowances	15,166	10,792	4,374		40.5	12,863
Specific	8,905	4,281	4,624		108.0	6,682
Generic	6,261	6,511	(250)		(3.8)	6,181
NPL coverage (%)	79.96	134.12	(54.16p.	)		90.64
Credit cost (%) **	1.34	0.76	0.58p.			1.16

Ordinary non-performing and doubtful loans ***	13,235	6,006	7,229		120.4	10,626
NPL ratio (%) ***	1.75	0.93	0.82p.			1.53
NPL coverage (%) ***	114.59	179.69	(65.10p.	)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Non-performing loans	8,047	9,677	11,685	14,191	18,968
NPL ratio (%)	1.24	1.43	1.71	2.04	2.49
Loan-loss allowances	10,792	11,564	12,297	12,863	15,166
Specific	4,281	5,100	5,825	6,682	8,905
Generic	6,511	6,464	6,472	6,181	6,261
NPL coverage (%)	134.12	119.50	105.24	90.64	79.96
Credit cost (%) **	0.76	0.85	0.97	1.16	1.34

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191
+ Net additions	3,352	2,940	3,423	4,503	6,534	*
- Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)

Balance at period-end	8,047	9,677	11,685	14,191	18,968

*	Includes Sovereign and GE Money

Customer funds under management
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Public sector	17,080	13,752	3,328	24.2	13,720
Other residents	119,755	104,601	15,153	14.5	117,776
Demand deposits	52,918	51,179	1,739	3.4	51,300
Time deposits	48,374	32,680	15,693	48.0	46,783
REPOs	18,463	20,742	(2,279)	(11.0)	19,693
Non-resident sector	340,180	239,814	100,366	41.9	288,734
Demand deposits	178,147	116,551	61,596	52.8	151,774
Time deposits	132,412	93,176	39,236	42.1	115,620
REPOs	23,338	27,991	(4,652)	(16.6)	17,187
Public Sector	6,282	2,096	4,186	199.7	4,153

Customer deposits	477,015	358,168	118,847	33.2	420,229

Debt securities	228,891	235,703	(6,812)	(2.9)	236,403
Subordinated debt	39,818	36,194	3,624	10.0	38,873

On-balance-sheet customer funds	745,724	630,065	115,659	18.4	695,506

Mutual funds	89,116	122,812	(33,696)	(27.4)	90,306
Pension funds	10,567	11,537	(970)	(8.4)	11,128
Managed portfolios	16,612	17,381	(769)	(4.4)	17,289
Savings-insurance policies	12,970	9,821	3,150	32.1	12,338

Other customer funds under management	129,265	161,550	(32,286)	(20.0)	131,061

Customer funds under management	874,989	791,615	83,374	10.5	826,567

Mutual funds
Million euros

			Variation
	31.03.09	31.03.08	Amount	%

Spain	41,042	60,110	(19,068)	(31.7)
Portugal	2,748	5,175	(2,427)	(46.9)
United Kingdom	7,461	8,542	(1,080)	(12.6)
Latin America	37,865	48,985	(11,121)	(22.7)

Total	89,116	122,812	(33,696)	(27.4)

Pension funds
Million euros

			Variation
	31.03.09	31.03.08	Amount	%

Spain	9,273	10,107	(834)	(8.3)
Portugal	1,294	1,430	(136)	(9.5)

Total	10,567	11,537	(970)	(8.4)

Customer funds under management
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Public sector	13,752	11,742	15,016	13,720	17,080
Other residents	104,601	109,456	110,205	117,776	119,755
Demand deposits	51,179	51,123	51,016	51,300	52,918
Time deposits	32,680	40,420	43,404	46,783	48,374
REPOs	20,742	17,913	15,785	19,693	18,463
Non-resident sector	239,814	253,383	278,688	288,734	340,180
Demand deposits	116,551	119,105	135,827	151,774	178,147
Time deposits	93,176	103,415	115,549	115,620	132,412
REPOs	27,991	27,517	24,482	17,187	23,338
Public Sector	2,096	3,345	2,829	4,153	6,282

Customer deposits	358,168	374,582	403,909	420,229	477,015

Debt securities	235,703	240,825	238,488	236,403	228,891
Subordinated debt	36,194	35,788	36,345	38,873	39,818

On-balance-sheet customer funds	630,065	651,194	678,742	695,506	745,724

Mutual funds	122,812	119,348	109,880	90,306	89,116
Pension funds	11,537	11,324	11,172	11,128	10,567
Managed portfolios	17,381	17,062	18,260	17,289	16,612
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970

Other customer funds under management	161,550	158,218	150,572	131,061	129,265

Customer funds under management	791,615	809,412	829,314	826,567	874,989

Mutual funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Spain	60,110	55,254	51,984	44,694	41,042
Portugal	5,175	4,623	3,943	3,031	2,748
United Kingdom	8,542	8,741	8,541	7,180	7,461
Latin America	48,985	50,730	45,412	35,400	37,865

Total	122,812	119,348	109,880	90,306	89,116

Pension funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Spain	10,107	9,915	9,819	9,734	9,273
Portugal	1,430	1,409	1,354	1,394	1,294

Total	11,537	11,324	11,172	11,128	10,567

Total equity and capital with the nature of financial liabilities
Million euros

			Variation
	31.03.09	31.03.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	36,723	32,363	4,360	13.5	28,024
Treasury stock	(662)	(374)	(288)	76.8	(421)

Shareholders’ equity (before profit and dividends)	69,447	55,486	13,961	25.2	59,704

Attributable profit	2,096	2,206	(110)	(5.0)	8,876
Interim dividend distributed	(2,713)	(2,307)	(407)	17.6	(1,711)
Interim dividend not distributed	(2,099)	(1,763)	(336)	19.0	(3,102)

Shareholders’ equity (after retained profit)	66,731	53,622	13,109	24.4	63,768

Valuation adjustments	(7,487)	(1,955)	(5,532)	282.9	(8,300)
Minority interests	2,620	2,446	174	7.1	2,415

Total equity (after retained profit)	61,864	54,113	7,751	14.3	57,883

Preferred shares and securities in subordinated debt	7,856	7,432	424	5.7	8,673

Total equity and capital with the nature of financial liabilities	69,720	61,544	8,175	13.3	66,555

Computable capital and BIS II ratio
Million euros

	31.03.09	31.12.08

Core capital	40,030	38,968
Basic capital	48,727	46,894
Supplementary capital	26,968	25,225
Deductions	(1,715)	(3,816)

Computable capital	73,980	68,302

Risk-weighted assets	546,088	514,003

BIS II ratio	13.5	13.3

Tier I (before deductions)	8.9	9.1

Core capital	7.3	7.5

Shareholders’ equity surplus (BIS II ratio)	30,293	27,182

Recorded revenues and expenses statement
Million euros

	Q1 ’09	Q1 ’08

Net consolidated profit	2,195	2,342

Other recorded revenues/expenses	930	(2,612)

Available-for-sale financial assets	(240)	(974)
Cash flow hedges	(31)	(34)
Hedges of net investments in businesses abroad	(703)	758
Exchange rates differences	1,674	(2,365)
Other revenues/expenses	111	(64)
Recorded in minority interests	117	65

Total recorded revenues/expenses	3,125	(270)

Attributale to the Parent Bank	2,908	(471)
Attributale to the minority interests	217	201

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	Q1 ’09	Q1 ’08	Amount	%	Q1 ’09	Q1 ’08	Amount	%
Income statement (million euros)

Continental Europe	2,605	2,166	438	20.2	1,289	1,210	79	6.5

o/w: Santander Branch Network	859	814	44	5.4	546	509	37	7.2
Banesto	378	355	23	6.4	190	191	(1)	(0.4)
Santander Consumer Finance	745	516	229	44.3	156	174	(18)	(10.3)
Portugal	197	175	22	12.8	144	139	5	3.3

United Kingdom	756	495	261	52.8	409	311	98	31.5

Latin America	2,664	2,445	219	9.0	890	969	(80)	(8.2)

o/w: Brazil	1,573	1,439	134	9.3	436	502	(66)	(13.1)
Mexico	402	449	(47)	(10.5)	111	188	(77)	(41.0)
Chile	303	244	59	24.2	117	133	(16)	(11.9)

Sovereign	65		65		(20)		(20)

Operating areas	6,090	5,106	984	19.3	2,568	2,491	77	3.1

Corporate Activities	(716)	(448)	(268)	59.8	(473)	(285)	(188)	65.9

Total Group	5,374	4,658	716	15.4	2,096	2,206	(110)	(5.0)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	Q1 ’09	Q1 ’08	Q1 ’09	Q1 ’08	31.03.09	31.03.08	31.03.09	31.03.08
Ratios (%)

Continental Europe	36.0	38.3	19.52	22.15	2.73	1.13	81	159

o/w: Santander Branch Network *	38.0	39.2	27.82	24.48	3.14	0.87	61	193
Banesto	40.6	41.7	17.72	19.02	1.96	0.59	85	269
Santander Consumer Finance	28.0	29.2	10.27	24.80	4.64	3.15	89	92
Portugal	39.9	43.0	25.34	26.53	1.87	1.37	71	107

United Kingdom	42.1	47.3	28.76	29.59	1.25	0.66	56	59

Latin America	38.3	42.6	23.40	26.64	3.27	2.39	107	130

o/w: Brazil	38.2	44.5	24.68	25.89	3.65	3.20	107	123
Mexico	33.3	33.6	16.20	26.69	2.80	1.31	128	175
Chile	31.9	38.9	25.16	32.35	3.05	2.23	95	109

Sovereign	74.5		—		3.98		66

Operating areas	38.8	41.4	21.53	24.53	2.45	1.21	81	134

Total Group	43.2	44.8	13.25	17.40	2.49	1.24	80	134

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2009 stood at 2.35% (0.75% in March 2008) and NPL coverage was 78% (230% in March 2008)

	Employees		Branches
	31.03.09	31.03.08	31.03.09	31.03.08
Operating means

Continental Europe	51,186	48,092	6,062	5,982

o/w: Santander Branch Network	19,035	19,212	2,933	2,894
Banesto	10,283	10,836	1,888	1,946
Santander Consumer Finance	9,929	7,437	379	285
Portugal	6,567	6,491	770	762

United Kingdom	23,495	16,709	1,328	705

Latin America	94,633	98,101	6,056	5,973

o/w: Brazil	52,088	54,544	3,601	3,576
Mexico	13,635	13,313	1,106	1,089
Chile	12,059	12,540	501	496

Sovereign	10,175		750

Operating areas	179,489	162,902	14,196	12,660

Corporate Activities	1,677	1,651

Total Group	181,166	164,553	14,196	12,660

Operating areas
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	6,871	5,644	1,227	21.7

Net fees	2,198	2,337	(139)	(5.9)
Gains (losses) on financial transactions	756	623	133	21.3
Other operating income*	125	105	20	19.2

Gross income	9,950	8,709	1,241	14.2

Operating expenses	(3,860)	(3,603)	(257)	7.1
General administrative expenses	(3,506)	(3,319)	(187)	5.6
Personnel	(2,024)	(1,905)	(119)	6.2
Other general administrative expenses	(1,482)	(1,414)	(68)	4.8
Depreciation and amortisation	(354)	(284)	(70)	24.5

Net operating income	6,090	5,106	984	19.3

Net loan-loss provisions	(2,236)	(1,288)	(948)	73.6
Other income	(201)	(217)	16	(7.3)

Profit before taxes	3,652	3,601	51	1.4

Tax on profit	(968)	(976)	8	(0.9)

Profit from continuing operations	2,684	2,624	60	2.3

Net profit from discontinued operations	(14)	1	(15)	—

Consolidated profit	2,670	2,625	45	1.7

Minority interests	102	134	(33)	(24.3)

Attributable profit to the Group	2,568	2,491	77	3.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	685,236	575,618	109,618	19.0
Trading portfolio (w/o loans)	143,013	113,275	29,739	26.3
Available-for-sale financial assets	43,762	27,959	15,803	56.5
Due from credit institutions**	126,505	101,082	25,423	25.2
Intangible assets and property and equipment	9,638	11,136	(1,498)	(13.5)
Other assets	84,649	47,424	37,225	78.5

Total assets/liabilities & shareholders’ equity	1,092,804	876,496	216,309	24.7

Customer deposits**	474,267	357,342	116,925	32.7
Marketable debt securities**	130,084	135,640	(5,556)	(4.1)
Subordinated debt**	16,491	13,618	2,873	21.1
Insurance liabilities	18,849	14,805	4,045	27.3
Due to credit institutions**	188,953	127,968	60,985	47.7
Other liabilities	211,585	186,025	25,560	13.7
Shareholders’ equity	52,576	41,098	11,478	27.9

Other customer funds under management	129,265	161,550	(32,286)	(20.0)

Mutual funds	89,116	122,812	(33,696)	(27.4)
Pension funds	10,567	11,537	(970)	(8.4)
Managed portfolios	16,612	17,381	(769)	(4.4)
Savings-insurance policies	12,970	9,821	3,150	32.1

Customer funds under management	750,106	668,150	81,956	12.3

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	21.53	24.53	(3.00p. )
Efficiency ratio (with amortisations)	38.79	41.37	(2.58p. )
NPL ratio	2.45	1.21	1.24p.
NPL coverage	81.03	133.61	(52.58p. )
Number of employees (direct & indirect)	179,489	162,902	16,587	10.2
Number of branches	14,196	12,660	1,536	12.1

Operating areas
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	5,644	5,814	6,172	6,106	6,871

Net fees	2,337	2,278	2,370	2,160	2,198
Gains (losses) on financial transactions	623	463	382	585	756
Other operating income*	105	178	84	145	125

Gross income	8,709	8,733	9,009	8,996	9,950

Operating expenses	(3,603)	(3,617)	(3,766)	(3,674)	(3,860)
General administrative expenses	(3,319)	(3,310)	(3,437)	(3,372)	(3,506)
Personnel	(1,905)	(1,938)	(1,978)	(1,888)	(2,024)
Other general administrative expenses	(1,414)	(1,372)	(1,459)	(1,485)	(1,482)
Depreciation and amortisation	(284)	(307)	(329)	(302)	(354)

Net operating income	5,106	5,116	5,243	5,322	6,090

Net loan-loss provisions	(1,288)	(1,542)	(1,801)	(2,062)	(2,236)
Other income	(217)	(192)	(160)	(279)	(201)

Profit before taxes	3,601	3,381	3,282	2,981	3,652

Tax on profit	(976)	(886)	(771)	(603)	(968)

Profit from continuing operations	2,624	2,496	2,511	2,377	2,684

Net profit from discontinued operations	1	2	2	(18)	(14)

Consolidated profit	2,625	2,498	2,513	2,360	2,670

Minority interests	134	139	130	68	102

Attributable profit to the Group	2,491	2,358	2,383	2,291	2,568

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	575,618	595,943	598,359	624,054	685,236
Trading portfolio (w/o loans)	113,275	121,927	114,200	143,297	143,013
Available-for-sale financial assets	27,959	29,489	32,951	34,798	43,762
Due from credit institutions**	101,082	117,693	96,787	114,759	126,505
Intangible assets and property and equipment	11,136	11,293	11,750	9,094	9,638
Other assets	47,424	50,365	79,833	78,767	84,649

Total assets/liabilities & shareholders’ equity	876,496	926,711	933,881	1,004,770	1,092,804

Customer deposits**	357,342	371,756	401,645	417,219	474,267
Marketable debt securities**	135,640	132,600	127,554	128,746	130,084
Subordinated debt**	13,618	13,893	13,742	15,489	16,491
Insurance liabilities	14,805	16,034	16,581	16,850	18,849
Due to credit institutions**	127,968	148,652	147,667	174,632	188,953
Other liabilities	186,025	200,606	183,605	210,271	211,585
Shareholders’ equity	41,098	43,169	43,086	41,563	52,576

Other customer funds under management	161,550	158,219	150,572	131,061	129,265

Mutual funds	122,812	119,349	109,880	90,306	89,116
Pension funds	11,537	11,324	11,172	11,128	10,567
Managed portfolios	17,381	17,062	18,260	17,289	16,612
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970

Customer funds under management	668,150	676,469	693,514	692,516	750,106

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.21	1.41	1.71	2.02	2.45
NPL coverage	133.61	116.99	104.17	90.84	81.03
Risk-weighted assets	455,191	417,497	436,535	477,122	514,325

Continental Europe
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	2,902	2,152	750	34.9

Net fees	955	1,049	(93)	(8.9)
Gains (losses) on financial transactions	121	232	(111)	(48.0)
Other operating income*	92	79	13	15.8

Gross income	4,071	3,513	558	15.9

Operating expenses	(1,466)	(1,346)	(120)	8.9
General administrative expenses	(1,327)	(1,223)	(104)	8.5
Personnel	(835)	(775)	(60)	7.7
Other general administrative expenses	(492)	(448)	(44)	9.9
Depreciation and amortisation	(139)	(123)	(16)	12.6

Net operating income	2,605	2,166	438	20.2

Net loan-loss provisions	(773)	(484)	(290)	59.9
Other income	(26)	5	(31)	—

Profit before taxes	1,805	1,688	118	7.0

Tax on profit	(474)	(451)	(23)	5.0

Profit from continuing operations	1,332	1,237	95	7.7

Net profit from discontinued operations	(18)	—	(18)	—

Consolidated profit	1,314	1,237	77	6.3

Minority interests	25	26	(1)	(5.4)

Attributable profit to the Group	1,289	1,210	79	6.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	331,184	317,075	14,109	4.4
Trading portfolio (w/o loans)	68,294	53,698	14,596	27.2
Available-for-sale financial assets	15,997	9,224	6,773	73.4
Due from credit institutions**	70,702	56,093	14,608	26.0
Intangible assets and property and equipment	4,610	4,434	176	4.0
Other assets	19,067	12,497	6,570	52.6

Total assets/liabilities & shareholders’ equity	509,853	453,021	56,832	12.5

Customer deposits**	175,325	147,194	28,131	19.1
Marketable debt securities**	51,342	60,908	(9,566)	(15.7)
Subordinated debt**	1,715	2,407	(693)	(28.8)
Insurance liabilities	14,564	11,740	2,824	24.1
Due to credit institutions**	90,863	75,541	15,321	20.3
Other liabilities	147,655	132,751	14,903	11.2
Shareholders’ equity	28,391	22,479	5,912	26.3

Other customer funds under management	70,959	92,697	(21,738)	(23.5)

Mutual funds	43,790	65,285	(21,495)	(32.9)
Pension funds	10,567	11,537	(970)	(8.4)
Managed portfolios	3,925	6,124	(2,199)	(35.9)
Savings-insurance policies	12,677	9,751	2,926	30.0

Customer funds under management	299,340	303,206	(3,866)	(1.3)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	19.52	22.15	(2.63p. )
Efficiency ratio (with amortisations)	36.01	38.33	(2.32p. )
NPL ratio	2.73	1.13	1.60p.
NPL coverage	80.68	158.54	(77.86p. )
Number of employees (direct & indirect)	51,186	48,092	3,094	6.4
Number of branches	6,062	5,982	80	1.3

Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	2,152	2,234	2,351	2,522	2,902

Net fees	1,049	1,038	1,046	941	955
Gains (losses) on financial transactions	232	77	144	310	121
Other operating income*	79	156	89	138	92

Gross income	3,513	3,505	3,631	3,911	4,071

Operating expenses	(1,346)	(1,348)	(1,379)	(1,383)	(1,466)
General administrative expenses	(1,223)	(1,222)	(1,253)	(1,258)	(1,327)
Personnel	(775)	(785)	(794)	(769)	(835)
Other general administrative expenses	(448)	(437)	(458)	(489)	(492)
Depreciation and amortisation	(123)	(125)	(126)	(126)	(139)

Net operating income	2,166	2,157	2,252	2,528	2,605

Net loan-loss provisions	(484)	(580)	(691)	(719)	(773)
Other income	5	3	(46)	(107)	(26)

Profit before taxes	1,688	1,579	1,515	1,702	1,805

Tax on profit	(451)	(419)	(399)	(417)	(474)

Profit from continuing operations	1,237	1,160	1,116	1,286	1,332

Net profit from discontinued operations	—	—	—	(21)	(18)

Consolidated profit	1,237	1,160	1,116	1,265	1,314

Minority interests	26	27	27	29	25

Attributable profit to the Group	1,210	1,133	1,089	1,236	1,289

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	317,075	325,856	321,400	325,378	331,184
Trading portfolio (w/o loans)	53,698	59,972	60,247	72,303	68,294
Available-for-sale financial assets	9,224	8,463	11,034	12,806	15,997
Due from credit institutions**	56,093	66,672	55,711	63,296	70,702
Intangible assets and property and equipment	4,434	4,488	4,507	4,612	4,610
Other assets	12,497	13,438	16,711	17,644	19,067

Total assets/liabilities & shareholders’ equity	453,021	478,888	469,611	496,039	509,853

Customer deposits**	147,194	151,590	156,133	165,762	175,325
Marketable debt securities**	60,908	62,083	58,390	52,076	51,342
Subordinated debt**	2,407	2,338	1,763	1,752	1,715
Insurance liabilities	11,740	12,621	13,350	13,889	14,564
Due to credit institutions**	75,541	79,450	79,476	85,232	90,863
Other liabilities	132,751	146,966	136,326	153,674	147,655
Shareholders’ equity	22,479	23,841	24,172	23,653	28,391

Other customer funds under management	92,697	86,893	84,119	75,473	70,959

Mutual funds	65,285	59,877	55,928	47,725	43,790
Pension funds	11,537	11,324	11,172	11,128	10,567
Managed portfolios	6,124	5,284	5,776	4,479	3,925
Savings-insurance policies	9,751	10,408	11,243	12,141	12,677

Customer funds under management	303,206	302,904	300,406	295,064	299,340

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.13	1.43	1.89	2.31	2.73
NPL coverage	158.54	129.23	108.62	89.95	80.68
Risk-weighted assets	290,298	258,447	268,796	261,325	257,416

Santander Branch Network
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	1,031	847	184	21.7

Net fees	308	435	(127)	(29.2)
Gains (losses) on financial transactions	44	50	(6)	(12.4)
Other operating income*	1	7	(5)	(77.9)

Gross income	1,385	1,340	45	3.4

Operating expenses	(526)	(525)	(1)	0.3
General administrative expenses	(487)	(486)	(1)	0.3
Personnel	(320)	(323)	3	(0.9)
Other general administrative expenses	(167)	(163)	(4)	2.6
Depreciation and amortisation	(39)	(39)	(0)	0.0

Net operating income	859	814	44	5.4

Net loan-loss provisions	(104)	(117)	12	(10.6)
Other income	(6)	(1)	(6)	—

Profit before taxes	748	697	51	7.3

Tax on profit	(202)	(188)	(14)	7.4

Profit from continuing operations	546	509	37	7.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	546	509	37	7.2

Minority interests	0	0	0	27.3

Attributable profit to the Group	546	509	37	7.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	121,672	118,020	3,652	3.1
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	31	9	22	239.4
Due from credit institutions**	129	143	(14)	(9.9)
Intangible assets and property and equipment	1,228	1,229	(1)	(0.0)
Other assets	661	384	277	72.2

Total assets/liabilities & shareholders’ equity	123,721	119,784	3,936	3.3

Customer deposits**	59,614	50,263	9,351	18.6
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	241	250	(9)	(3.4)
Other liabilities	56,190	60,932	(4,743)	(7.8)
Shareholders’ equity	7,676	8,340	(664)	(8.0)

Other customer funds under management	36,760	47,812	(11,052)	(23.1)

Mutual funds	23,429	36,201	(12,772)	(35.3)
Pension funds	6,021	6,518	(496)	(7.6)
Managed portfolios	—	—	—	—
Savings-insurance policies	7,309	5,093	2,216	43.5

Customer funds under management	96,373	98,074	(1,701)	(1.7)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	27.82	24.48	3.34p.
Efficiency ratio (with amortisations)	38.01	39.20	(1.19p. )
NPL ratio	3.14	0.87	2.27p.
NPL coverage	60.76	193.13	(132.37p. )
Number of employees (direct & indirect)	19,035	19,212	(177)	(0.9)
Number of branches	2,933	2,894	39	1.3

Santander Branch Network
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	847	858	865	923	1,031

Net fees	435	405	410	338	308
Gains (losses) on financial transactions	50	68	43	56	44
Other operating income*	7	9	3	62	1

Gross income	1,340	1,339	1,321	1,380	1,385

Operating expenses	(525)	(524)	(517)	(514)	(526)
General administrative expenses	(486)	(485)	(478)	(474)	(487)
Personnel	(323)	(323)	(313)	(295)	(320)
Other general administrative expenses	(163)	(162)	(165)	(180)	(167)
Depreciation and amortisation	(39)	(39)	(39)	(39)	(39)

Net operating income	814	815	804	867	859

Net loan-loss provisions	(117)	(167)	(230)	(131)	(104)
Other income	(1)	1	(6)	(9)	(6)

Profit before taxes	697	649	569	727	748

Tax on profit	(188)	(176)	(154)	(198)	(202)

Profit from continuing operations	509	473	415	529	546

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	509	473	415	529	546

Minority interests	0	0	0	18	0

Attributable profit to the Group	509	473	415	510	546

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	118,020	119,835	116,997	121,658	121,672
Trading portfolio (w/o loans)	—	—	—	(2)	—
Available-for-sale financial assets	9	4	4	28	31
Due from credit institutions**	143	146	243	322	129
Intangible assets and property and equipment	1,229	1,229	1,229	1,228	1,228
Other assets	384	313	327	280	661

Total assets/liabilities & shareholders’ equity	119,784	121,527	118,800	123,514	123,721

Customer deposits**	50,263	53,665	54,640	58,309	59,614
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	250	314	343	456	241
Other liabilities	60,932	59,099	55,564	56,769	56,190
Shareholders’ equity	8,340	8,449	8,253	7,980	7,676

Other customer funds under management	47,812	44,659	42,269	39,049	36,760

Mutual funds	36,201	32,530	29,726	25,747	23,429
Pension funds	6,518	6,424	6,333	6,322	6,021
Managed portfolios	—	—	—	—	—
Savings-insurance policies	5,093	5,706	6,210	6,980	7,309

Customer funds under management	98,074	98,324	96,910	97,358	96,373

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.87	1.33	1.92	2.58	3.14
NPL coverage	193.13	129.57	101.59	74.88	60.76
Risk-weighted assets	104,095	74,794	76,310	74,700	74,533

Spread	3.82	3.87	3.95	3.86	3.40

Spread loans	1.38	1.39	1.43	1.70	2.21
Spread deposits	2.44	2.48	2.52	2.16	1.19

Banesto
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	422	393	30	7.6

Net fees	154	159	(6)	(3.6)
Gains (losses) on financial transactions	47	39	8	19.9
Other operating income*	12	17	(5)	(31.4)

Gross income	635	609	27	4.4

Operating expenses	(258)	(254)	(4)	1.6
General administrative expenses	(226)	(224)	(2)	1.1
Personnel	(170)	(169)	(1)	0.5
Other general administrative expenses	(56)	(55)	(1)	2.7
Depreciation and amortisation	(31)	(29)	(2)	5.5

Net operating income	378	355	23	6.4

Net loan-loss provisions	(81)	(62)	(19)	30.2
Other income	(7)	1	(9)	—

Profit before taxes	289	294	(5)	(1.7)

Tax on profit	(79)	(81)	2	(2.1)

Profit from continuing operations	210	213	(3)	(1.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	210	213	(3)	(1.6)

Minority interests	20	22	(3)	(11.6)

Attributable profit to the Group	190	191	(1)	(0.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	76,956	75,710	1,245	1.6
Trading portfolio (w/o loans)	6,737	4,031	2,706	67.1
Available-for-sale financial assets	8,283	4,543	3,740	82.3
Due from credit institutions**	17,775	22,706	(4,931)	(21.7)
Intangible assets and property and equipment	1,380	1,351	29	2.1
Other assets	7,108	3,639	3,469	95.3

Total assets/liabilities & shareholders’ equity	118,239	111,980	6,258	5.6

Customer deposits**	57,399	51,195	6,205	12.1
Marketable debt securities**	27,739	31,643	(3,903)	(12.3)
Subordinated debt**	1,019	1,513	(494)	(32.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	15,844	15,033	811	5.4
Other liabilities	11,938	8,585	3,353	39.1
Shareholders’ equity	4,299	4,012	287	7.1

Other customer funds under management	9,936	12,193	(2,256)	(18.5)

Mutual funds	6,854	9,312	(2,459)	(26.4)
Pension funds	1,354	1,543	(190)	(12.3)
Managed portfolios	91	166	(74)	(44.9)
Savings-insurance policies	1,638	1,172	466	39.8

Customer funds under management	96,094	96,543	(449)	(0.5)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	17.72	19.02	(1.30p. )
Efficiency ratio (with amortisations)	40.55	41.67	(1.12p. )
NPL ratio	1.96	0.59	1.37p.
NPL coverage	84.90	269.05	(184.15p. )
Number of employees (direct & indirect)	10,283	10,836	(553)	(5.1)
Number of branches	1,888	1,946	(58)	(3.0)

Banesto
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	393	386	414	401	422

Net fees	159	156	151	153	154
Gains (losses) on financial transactions	39	41	44	34	47
Other operating income*	17	44	18	26	12

Gross income	609	626	628	615	635

Operating expenses	(254)	(258)	(262)	(262)	(258)
General administrative expenses	(224)	(228)	(232)	(236)	(226)
Personnel	(169)	(173)	(175)	(178)	(170)
Other general administrative expenses	(55)	(56)	(57)	(58)	(56)
Depreciation and amortisation	(29)	(30)	(30)	(26)	(31)

Net operating income	355	369	366	353	378

Net loan-loss provisions	(62)	(70)	(74)	(94)	(81)
Other income	1	17	(11)	(78)	(7)

Profit before taxes	294	316	281	181	289

Tax on profit	(81)	(83)	(74)	(62)	(79)

Profit from continuing operations	213	233	207	119	210

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	213	233	207	119	210

Minority interests	22	23	22	9	20

Attributable profit to the Group	191	209	184	110	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	75,710	78,093	73,854	77,276	76,956
Trading portfolio (w/o loans)	4,031	4,296	3,605	5,232	6,737
Available-for-sale financial assets	4,543	3,824	4,431	5,689	8,283
Due from credit institutions**	22,706	25,875	26,414	20,556	17,775
Intangible assets and property and equipment	1,351	1,355	1,358	1,384	1,380
Other assets	3,639	4,270	5,999	7,232	7,108

Total assets/liabilities & shareholders’ equity	111,980	117,714	115,660	117,368	118,239

Customer deposits**	51,195	53,436	53,550	55,900	57,399
Marketable debt securities**	31,643	32,137	30,297	28,475	27,739
Subordinated debt**	1,513	1,511	1,026	1,028	1,019
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	15,033	17,118	17,965	16,634	15,844
Other liabilities	8,585	9,508	8,821	11,366	11,938
Shareholders’ equity	4,012	4,004	4,001	3,965	4,299

Other customer funds under management	12,193	11,003	10,340	9,806	9,936

Mutual funds	9,312	8,199	7,468	6,815	6,854
Pension funds	1,543	1,496	1,458	1,410	1,354
Managed portfolios	166	94	64	60	91
Savings-insurance policies	1,172	1,214	1,350	1,521	1,638

Customer funds under management	96,543	98,087	95,213	95,209	96,094

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.59	0.80	1.18	1.64	1.96
NPL coverage	269.05	201.94	145.77	106.50	84.90
Risk-weighted assets	72,161	61,381	63,420	61,425	63,668

Spread	3.27	3.43	3.35	3.17	2.69

Spread loans	1.37	1.42	1.45	1.53	1.90
Spread deposits	1.90	2.01	1.90	1.64	0.79

Santander Consumer Finance
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	792	552	240	43.5

Net fees	204	156	48	30.8
Gains (losses) on financial transactions	23	9	14	166.2
Other operating income*	15	12	3	29.2

Gross income	1,035	729	306	42.0

Operating expenses	(290)	(213)	(77)	36.3
General administrative expenses	(263)	(196)	(67)	34.1
Personnel	(132)	(92)	(40)	43.3
Other general administrative expenses	(130)	(104)	(27)	25.9
Depreciation and amortisation	(27)	(17)	(10)	61.9

Net operating income	745	516	229	44.3

Net loan-loss provisions	(501)	(268)	(232)	86.5
Other income	(2)	1	(3)	—

Profit before taxes	242	249	(7)	(2.7)

Tax on profit	(64)	(71)	7	(10.0)

Profit from continuing operations	178	178	0	0.2

Net profit from discontinued operations	(18)	—	(18)	—

Consolidated profit	160	178	(17)	(9.7)

Minority interests	5	4	1	16.2

Attributable profit to the Group	156	174	(18)	(10.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	57,605	46,785	10,819	23.1
Trading portfolio (w/o loans)	644	24	619	—
Available-for-sale financial assets	157	182	(24)	(13.4)
Due from credit institutions**	8,085	3,085	5,000	162.0
Intangible assets and property and equipment	917	852	65	7.7
Other assets	2,477	1,574	903	57.3

Total assets/liabilities & shareholders’ equity	69,885	52,503	17,382	33.1

Customer deposits**	20,805	13,884	6,921	49.9
Marketable debt securities**	11,839	17,473	(5,634)	(32.2)
Subordinated debt**	427	547	(120)	(22.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	27,171	15,971	11,200	70.1
Other liabilities	2,264	1,639	625	38.1
Shareholders’ equity	7,380	2,990	4,390	146.8

Other customer funds under management	329	394	(65)	(16.5)

Mutual funds	274	327	(53)	(16.3)
Pension funds	55	66	(12)	(17.8)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	33,399	32,297	1,102	3.4

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	10.27	24.80	(14.53p. )
Efficiency ratio (with amortisations)	28.03	29.19	(1.16p. )
NPL ratio	4.64	3.15	1.49p.
NPL coverage	89.02	92.16	(3.14p. )
Number of employees (direct & indirect)	9,929	7,437	2,492	33.5
Number of branches	379	285	94	33.0

Santander Consumer Finance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	552	589	618	721	792

Net fees	156	188	203	180	204
Gains (losses) on financial transactions	9	22	30	(3)	23
Other operating income*	12	10	11	11	15

Gross income	729	808	862	909	1,035

Operating expenses	(213)	(214)	(245)	(242)	(290)
General administrative expenses	(196)	(195)	(225)	(220)	(263)
Personnel	(92)	(94)	(112)	(103)	(132)
Other general administrative expenses	(104)	(100)	(113)	(117)	(130)
Depreciation and amortisation	(17)	(19)	(20)	(22)	(27)

Net operating income	516	594	617	668	745

Net loan-loss provisions	(268)	(287)	(364)	(472)	(501)
Other income	1	(5)	2	(20)	(2)

Profit before taxes	249	302	255	176	242

Tax on profit	(71)	(91)	(75)	(17)	(64)

Profit from continuing operations	178	211	181	159	178

Net profit from discontinued operations	—	—	—	(21)	(18)

Consolidated profit	178	211	181	138	160

Minority interests	4	3	2	3	5

Attributable profit to the Group	174	209	179	136	156

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	46,785	48,254	52,918	53,884	57,605
Trading portfolio (w/o loans)	24	6	501	565	644
Available-for-sale financial assets	182	112	135	124	157
Due from credit institutions**	3,085	5,013	4,681	7,066	8,085
Intangible assets and property and equipment	852	913	923	930	917
Other assets	1,574	1,399	2,042	2,030	2,477

Total assets/liabilities & shareholders’ equity	52,503	55,697	61,201	64,599	69,885

Customer deposits**	13,884	14,529	15,533	18,031	20,805
Marketable debt securities**	17,473	16,192	16,125	12,851	11,839
Subordinated debt**	547	506	439	445	427
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	15,971	17,805	21,904	25,970	27,171
Other liabilities	1,639	1,981	2,217	2,182	2,264
Shareholders’ equity	2,990	4,684	4,983	5,120	7,380

Other customer funds under management	394	377	361	344	329

Mutual funds	327	313	299	285	274
Pension funds	66	64	61	59	55
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	32,297	31,604	32,458	31,671	33,399

** Including all on-balance sheet balances for this item

Other information
NPL ratio	3.15	3.49	3.87	4.18	4.64
NPL coverage	92.16	90.32	86.69	85.51	89.02
Risk-weighted assets	36,578	40,353	42,811	45,814	48,043

Spread loans	3.78	3.76	3.85	4.03	4.32

Portugal
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	207	187	20	10.8

Net fees	91	94	(3)	(3.4)
Gains (losses) on financial transactions	14	14	0	0.6
Other operating income*	16	12	4	35.2

Gross income	328	307	21	7.0

Operating expenses	(131)	(132)	1	(0.7)
General administrative expenses	(113)	(114)	1	(1.0)
Personnel	(78)	(75)	(3)	3.8
Other general administrative expenses	(35)	(39)	4	(10.0)
Depreciation and amortisation	(18)	(17)	(0)	0.8

Net operating income	197	175	22	12.8

Net loan-loss provisions	(12)	1	(13)	—
Other income	(6)	(4)	(2)	63.9

Profit before taxes	179	172	6	3.8

Tax on profit	(34)	(32)	(2)	5.7

Profit from continuing operations	144	140	5	3.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	144	140	5	3.3

Minority interests	0	0	(0)	(12.7)

Attributable profit to the Group	144	139	5	3.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	32,414	30,679	1,735	5.7
Trading portfolio (w/o loans)	1,696	1,131	565	50.0
Available-for-sale financial assets	1,352	1,092	260	23.8
Due from credit institutions**	4,297	4,063	234	5.8
Intangible assets and property and equipment	483	483	(0)	(0.0)
Other assets	4,512	4,117	395	9.6

Total assets/liabilities & shareholders’ equity	44,755	41,566	3,189	7.7

Customer deposits**	15,332	12,568	2,764	22.0
Marketable debt securities**	9,571	9,558	13	0.1
Subordinated debt**	254	346	(92)	(26.5)
Insurance liabilities	4,175	3,960	214	5.4
Due to credit institutions**	11,557	10,935	622	5.7
Other liabilities	1,391	1,901	(510)	(26.8)
Shareholders’ equity	2,475	2,298	177	7.7

Other customer funds under management	7,909	10,187	(2,277)	(22.4)

Mutual funds	2,748	5,175	(2,427)	(46.9)
Pension funds	1,294	1,430	(136)	(9.5)
Managed portfolios	138	261	(123)	(47.2)
Savings-insurance policies	3,730	3,321	409	12.3

Customer funds under management	33,066	32,658	408	1.3

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	25.34	26.53	(1.19p. )
Efficiency ratio (with amortisations)	39.86	42.96	(3.10p. )
NPL ratio	1.87	1.37	0.50p.
NPL coverage	71.15	106.56	(35.41p. )
Number of employees (direct & indirect)	6,567	6,491	76	1.2
Number of branches	770	762	8	1.0

Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	187	181	186	196	207

Net fees	94	90	88	82	91
Gains (losses) on financial transactions	14	18	20	4	14
Other operating income*	12	17	9	16	16

Gross income	307	307	303	298	328

Operating expenses	(132)	(134)	(134)	(136)	(131)
General administrative expenses	(114)	(114)	(118)	(118)	(113)
Personnel	(75)	(79)	(79)	(80)	(78)
Other general administrative expenses	(39)	(36)	(39)	(38)	(35)
Depreciation and amortisation	(17)	(19)	(17)	(18)	(18)

Net operating income	175	173	168	162	197

Net loan-loss provisions	1	(7)	1	(8)	(12)
Other income	(4)	(6)	(11)	(4)	(6)

Profit before taxes	172	159	159	150	179

Tax on profit	(32)	(21)	(25)	(30)	(34)

Profit from continuing operations	140	139	134	120	144

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	140	139	134	120	144

Minority interests	0	0	0	0	0

Attributable profit to the Group	139	138	133	120	144

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	30,679	31,707	32,395	32,594	32,414
Trading portfolio (w/o loans)	1,131	1,202	1,119	1,563	1,696
Available-for-sale financial assets	1,092	1,081	1,052	1,076	1,352
Due from credit institutions**	4,063	5,009	4,506	4,226	4,297
Intangible assets and property and equipment	483	483	489	490	483
Other assets	4,117	4,058	4,716	4,980	4,512

Total assets/liabilities & shareholders’ equity	41,566	43,540	44,276	44,929	44,755

Customer deposits**	12,568	13,689	14,369	15,497	15,332
Marketable debt securities**	9,558	11,576	9,842	8,691	9,571
Subordinated debt**	346	316	294	279	254
Insurance liabilities	3,960	4,033	4,133	4,056	4,175
Due to credit institutions**	10,935	9,908	11,884	12,892	11,557
Other liabilities	1,901	2,133	1,882	1,865	1,391
Shareholders’ equity	2,298	1,884	1,871	1,648	2,475

Other customer funds under management	10,187	9,755	9,176	8,228	7,909

Mutual funds	5,175	4,623	3,943	3,031	2,748
Pension funds	1,430	1,409	1,354	1,394	1,294
Managed portfolios	261	233	196	163	138
Savings-insurance policies	3,321	3,489	3,682	3,639	3,730

Customer funds under management	32,658	35,336	33,681	32,695	33,066

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.37	1.53	1.65	1.72	1.87
NPL coverage	106.56	92.82	82.21	77.16	71.15
Risk-weighted assets	24,388	25,105	25,581	26,270	25,198

Spread (Retail Banking)	3.43	3.33	3.27	3.05	2.35

Spread loans	1.47	1.39	1.37	1.48	1.61
Spread deposits	1.96	1.94	1.90	1.57	0.74

United Kingdom
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	908	583	326	55.9

Net fees	235	237	(2)	(1.0)
Gains (losses) on financial transactions	156	103	53	51.4
Other operating income*	7	15	(8)	(54.4)

Gross income	1,306	938	368	39.3

Operating expenses	(550)	(443)	(107)	24.2
General administrative expenses	(498)	(417)	(81)	19.4
Personnel	(288)	(240)	(49)	20.4
Other general administrative expenses	(210)	(178)	(32)	18.1
Depreciation and amortisation	(52)	(26)	(26)	102.1

Net operating income	756	495	261	52.8

Net loan-loss provisions	(208)	(80)	(128)	160.2
Other income	1	2	(2)	(65.3)

Profit before taxes	548	417	131	31.5

Tax on profit	(139)	(106)	(33)	31.4

Profit from continuing operations	409	311	98	31.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	409	311	98	31.5

Minority interests	—	—	—	—

Attributable profit to the Group	409	311	98	31.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	212,624	164,844	47,780	29.0
Trading portfolio (w/o loans)	50,250	35,222	15,028	42.7
Available-for-sale financial assets	840	39	801	—
Due from credit institutions**	28,889	25,286	3,603	14.2
Intangible assets and property and equipment	1,227	4,291	(3,064)	(71.4)
Other assets	26,359	7,664	18,695	243.9

Total assets/liabilities & shareholders’ equity	320,190	237,346	82,843	34.9

Customer deposits**	148,338	106,288	42,050	39.6
Marketable debt securities**	57,854	68,195	(10,340)	(15.2)
Subordinated debt**	8,800	7,986	814	10.2
Insurance liabilities	2	5	(3)	(53.5)
Due to credit institutions**	62,952	28,691	34,261	119.4
Other liabilities	36,581	21,782	14,799	67.9
Shareholders’ equity	5,662	4,400	1,262	28.7

Other customer funds under management	7,461	8,542	(1,080)	(12.6)

Mutual funds	7,461	8,542	(1,080)	(12.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	222,454	191,011	31,443	16.5

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	28.76	29.59	(0.83p. )
Efficiency ratio (with amortisations)	42.13	47.25	(5.12p. )
NPL ratio	1.25	0.66	0.59p.
NPL coverage	56.33	59.26	(2.93p. )
Number of employees (direct & indirect)	23,495	16,709	6,786	40.6
Number of branches	1,328	705	623	88.4

United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	583	571	623	635	908

Net fees	237	218	226	245	235
Gains (losses) on financial transactions	103	121	103	174	156
Other operating income*	15	14	15	6	7

Gross income	938	923	966	1,061	1,306

Operating expenses	(443)	(428)	(434)	(455)	(550)
General administrative expenses	(417)	(381)	(385)	(420)	(498)
Personnel	(240)	(238)	(245)	(263)	(288)
Other general administrative expenses	(178)	(142)	(140)	(157)	(210)
Depreciation and amortisation	(26)	(47)	(50)	(35)	(52)

Net operating income	495	495	531	605	756

Net loan-loss provisions	(80)	(73)	(111)	(192)	(208)
Other income	2	(2)	6	(4)	1

Profit before taxes	417	420	426	410	548

Tax on profit	(106)	(105)	(110)	(106)	(139)

Profit from continuing operations	311	316	317	304	409

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	311	316	317	304	409

Minority interests	—	—	—	—	—

Attributable profit to the Group	311	316	317	304	409

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	164,844	170,941	173,549	202,622	212,624
Trading portfolio (w/o loans)	35,222	35,372	31,616	50,029	50,250
Available-for-sale financial assets	39	39	1,303	2,785	840
Due from credit institutions**	25,286	26,029	19,121	31,518	28,889
Intangible assets and property and equipment	4,291	4,274	4,325	1,210	1,227
Other assets	7,664	7,431	32,538	30,626	26,359

Total assets/liabilities & shareholders’ equity	237,346	244,086	262,452	318,790	320,190

Customer deposits**	106,288	105,546	128,474	143,200	148,338
Marketable debt securities**	68,195	63,085	61,235	67,996	57,854
Subordinated debt**	7,986	7,438	7,843	9,890	8,800
Insurance liabilities	5	5	4	3	2
Due to credit institutions**	28,691	40,779	40,067	60,063	62,952
Other liabilities	21,782	23,052	20,640	32,306	36,581
Shareholders’ equity	4,400	4,181	4,191	5,332	5,662

Other customer funds under management	8,542	8,741	8,541	7,180	7,461

Mutual funds	8,542	8,741	8,541	7,180	7,461
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	191,011	184,810	206,092	228,267	222,454

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.66	0.70	0.76	1.04	1.25
NPL coverage	59.26	54.86	57.12	68.53	56.33
Risk-weighted assets	87,282	63,804	67,350	86,168	82,668

Spread (Retail Banking)	2.00	1.95	2.01	2.02	2.04

Spread loans	0.66	0.70	0.77	0.88	1.13
Spread deposits	1.34	1.25	1.24	1.14	0.91

United Kingdom
Million pound sterling

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	825	441	384	87.1

Net fees	213	180	34	18.8
Gains (losses) on financial transactions	141	78	64	81.6
Other operating income*	6	11	(5)	(45.3)

Gross income	1,186	710	476	67.1

Operating expenses	(500)	(335)	(164)	49.0
General administrative expenses	(453)	(316)	(137)	43.3
Personnel	(262)	(181)	(81)	44.5
Other general administrative expenses	(191)	(135)	(56)	41.7
Depreciation and amortisation	(47)	(19)	(28)	142.4

Net operating income	686	374	312	83.3

Net loan-loss provisions	(189)	(61)	(129)	212.2
Other income	1	2	(1)	(58.3)

Profit before taxes	498	316	182	57.7

Tax on profit	(126)	(80)	(46)	57.6

Profit from continuing operations	372	235	136	57.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	372	235	136	57.8

Minority interests	—	—	—	—

Attributable profit to the Group	372	235	136	57.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	197,911	131,183	66,728	50.9
Trading portfolio (w/o loans)	46,773	28,030	18,743	66.9
Available-for-sale financial assets	782	31	751	—
Due from credit institutions**	26,890	20,123	6,767	33.6
Intangible assets and property and equipment	1,142	3,415	(2,272)	(66.6)
Other assets	24,535	6,099	18,436	302.3

Total assets/liabilities & shareholders’ equity	298,033	188,880	109,152	57.8

Customer deposits**	138,073	84,584	53,489	63.2
Marketable debt securities**	53,851	54,269	(419)	(0.8)
Subordinated debt**	8,191	6,356	1,836	28.9
Insurance liabilities	2	4	(2)	(45.6)
Due to credit institutions**	58,596	22,832	35,763	156.6
Other liabilities	34,049	17,334	16,716	96.4
Shareholders’ equity	5,270	3,501	1,769	50.5

Other customer funds under management	6,945	6,797	148	2.2

Mutual funds	6,945	6,797	148	2.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	207,060	152,006	55,054	36.2

**	Including all on-balance sheet balances for this item

United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	441	452	494	528	825

Net fees	180	173	180	203	213
Gains (losses) on financial transactions	78	95	82	143	141
Other operating income*	11	11	12	6	6

Gross income	710	732	767	879	1,186

Operating expenses	(335)	(339)	(345)	(379)	(500)
General administrative expenses	(316)	(302)	(306)	(349)	(453)
Personnel	(181)	(189)	(194)	(219)	(262)
Other general administrative expenses	(135)	(113)	(112)	(131)	(191)
Depreciation and amortisation	(19)	(37)	(39)	(29)	(47)

Net operating income	374	392	422	501	686

Net loan-loss provisions	(61)	(58)	(88)	(156)	(189)
Other income	2	(1)	4	(3)	1

Profit before taxes	316	333	339	342	498

Tax on profit	(80)	(83)	(87)	(88)	(126)

Profit from continuing operations	235	250	252	254	372

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	235	250	252	254	372

Minority interests	—	—	—	—	—

Attributable profit to the Group	235	250	252	254	372

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	131,183	135,428	137,156	192,997	197,911
Trading portfolio (w/o loans)	28,030	28,023	24,986	47,653	46,773
Available-for-sale financial assets	31	31	1,030	2,653	782
Due from credit institutions**	20,123	20,621	15,111	30,020	26,890
Intangible assets and property and equipment	3,415	3,386	3,418	1,153	1,142
Other assets	6,099	5,887	25,715	29,172	24,535

Total assets/liabilities & shareholders’ equity	188,880	193,377	207,416	303,647	298,033

Customer deposits**	84,584	83,618	101,533	136,398	138,073
Marketable debt securities**	54,269	49,979	48,394	64,766	53,851
Subordinated debt**	6,356	5,893	6,198	9,420	8,191
Insurance liabilities	4	4	3	3	2
Due to credit institutions**	22,832	32,307	31,665	57,210	58,596
Other liabilities	17,334	18,263	16,311	30,771	34,049
Shareholders’ equity	3,501	3,312	3,312	5,078	5,270

Other customer funds under management	6,797	6,925	6,750	6,839	6,945

Mutual funds	6,797	6,925	6,750	6,839	6,945
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	152,006	146,415	162,875	217,424	207,060

**	Including all on-balance sheet balances for this item

Latin America
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	2,857	2,909	(52)	(1.8)

Net fees	938	1,050	(113)	(10.7)
Gains (losses) on financial transactions	489	288	201	69.7
Other operating income*	33	11	22	206.1

Gross income	4,316	4,259	58	1.4

Operating expenses	(1,652)	(1,814)	162	(8.9)
General administrative expenses	(1,511)	(1,678)	167	(10.0)
Personnel	(796)	(890)	95	(10.6)
Other general administrative expenses	(715)	(788)	73	(9.2)
Depreciation and amortisation	(141)	(136)	(6)	4.2

Net operating income	2,664	2,445	219	9.0

Net loan-loss provisions	(1,161)	(724)	(437)	60.3
Other income	(175)	(224)	49	(21.8)

Profit before taxes	1,328	1,497	(168)	(11.3)

Tax on profit	(365)	(420)	55	(13.0)

Profit from continuing operations	963	1,077	(114)	(10.6)

Net profit from discontinued operations	3	1	3	414.5

Consolidated profit	966	1,077	(111)	(10.3)

Minority interests	77	108	(31)	(28.9)

Attributable profit to the Group	890	969	(80)	(8.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	99,963	93,699	6,264	6.7
Trading portfolio (w/o loans)	24,122	24,354	(232)	(1.0)
Available-for-sale financial assets	20,394	18,696	1,698	9.1
Due from credit institutions**	26,631	19,703	6,928	35.2
Intangible assets and property and equipment	3,212	2,412	800	33.2
Other assets	31,303	27,263	4,039	14.8

Total assets/liabilities & shareholders’ equity	205,625	186,128	19,497	10.5

Customer deposits**	112,495	103,860	8,636	8.3
Marketable debt securities**	8,738	6,537	2,201	33.7
Subordinated debt**	4,165	3,224	940	29.2
Insurance liabilities	4,283	3,059	1,223	40.0
Due to credit institutions**	33,274	23,736	9,538	40.2
Other liabilities	25,906	31,492	(5,586)	(17.7)
Shareholders’ equity	16,764	14,220	2,544	17.9

Other customer funds under management	50,255	60,312	(10,057)	(16.7)

Mutual funds	37,865	48,985	(11,121)	(22.7)
Pension funds	—	(0)	0	(100.0)
Managed portfolios	12,097	11,256	841	7.5
Savings-insurance policies	293	70	223	318.4

Customer funds under management	175,653	173,933	1,720	1.0

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	23.40	26.64	(3.24p. )
Efficiency ratio (with amortisations)	38.28	42.59	(4.31p. )
NPL ratio	3.27	2.39	0.88p.
NPL coverage	106.89	129.53	(22.64p. )
Number of employees (direct & indirect)	94,633	98,101	(3,468)	(3.5)
Number of branches	6,056	5,973	83	1.4

Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	2,909	3,009	3,199	2,948	2,857

Net fees	1,050	1,023	1,098	975	938
Gains (losses) on financial transactions	288	265	136	101	489
Other operating income*	11	8	(20)	0	33

Gross income	4,259	4,305	4,412	4,024	4,316

Operating expenses	(1,814)	(1,841)	(1,952)	(1,836)	(1,652)
General administrative expenses	(1,678)	(1,707)	(1,799)	(1,695)	(1,511)
Personnel	(890)	(914)	(939)	(856)	(796)
Other general administrative expenses	(788)	(792)	(861)	(839)	(715)
Depreciation and amortisation	(136)	(135)	(153)	(141)	(141)

Net operating income	2,445	2,464	2,460	2,188	2,664

Net loan-loss provisions	(724)	(889)	(1,000)	(1,151)	(1,161)
Other income	(224)	(193)	(119)	(168)	(175)

Profit before taxes	1,497	1,382	1,341	869	1,328

Tax on profit	(420)	(362)	(262)	(81)	(365)

Profit from continuing operations	1,077	1,020	1,079	788	963

Net profit from discontinued operations	1	2	2	3	3

Consolidated profit	1,077	1,022	1,080	791	966

Minority interests	108	112	103	39	77

Attributable profit to the Group	969	910	977	752	890

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	93,699	99,146	103,410	96,054	99,963
Trading portfolio (w/o loans)	24,354	26,584	22,338	20,965	24,122
Available-for-sale financial assets	18,696	20,987	20,613	19,208	20,394
Due from credit institutions**	19,703	24,992	21,955	19,946	26,631
Intangible assets and property and equipment	2,412	2,531	2,918	3,272	3,212
Other assets	27,263	29,496	30,584	30,496	31,303

Total assets/liabilities & shareholders’ equity	186,128	203,737	201,818	189,941	205,625

Customer deposits**	103,860	114,621	117,038	108,257	112,495
Marketable debt securities**	6,537	7,433	7,929	8,674	8,738
Subordinated debt**	3,224	4,117	4,137	3,847	4,165
Insurance liabilities	3,059	3,408	3,227	2,958	4,283
Due to credit institutions**	23,736	28,423	28,125	29,336	33,274
Other liabilities	31,492	30,588	26,639	24,291	25,906
Shareholders’ equity	14,220	15,147	14,724	12,577	16,764

Other customer funds under management	60,312	62,585	57,912	48,408	50,255

Mutual funds	48,985	50,731	45,412	35,400	37,865
Pension funds	(0)	0	0	(0)	—
Managed portfolios	11,256	11,779	12,483	12,810	12,097
Savings-insurance policies	70	76	17	198	293

Customer funds under management	173,933	188,755	187,016	169,186	175,653

** Including all on-balance sheet balances for this item

Other information
NPL ratio	2.39	2.48	2.65	2.95	3.27
NPL coverage	129.53	123.05	115.57	108.31	106.89
Risk-weighted assets	77,612	95,246	100,389	129,629	139,260

Latin America
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	3,720	4,355	(635)	(14.6)

Net fees	1,221	1,572	(352)	(22.4)
Gains (losses) on financial transactions	637	431	205	47.6
Other operating income*	43	16	27	166.2

Gross income	5,620	6,375	(755)	(11.8)

Operating expenses	(2,151)	(2,715)	564	(20.8)
General administrative expenses	(1,967)	(2,512)	545	(21.7)
Personnel	(1,036)	(1,333)	297	(22.3)
Other general administrative expenses	(931)	(1,179)	248	(21.0)
Depreciation and amortisation	(184)	(203)	19	(9.3)

Net operating income	3,469	3,660	(191)	(5.2)

Net loan-loss provisions	(1,512)	(1,084)	(427)	39.4
Other income	(228)	(335)	107	(32.0)

Profit before taxes	1,729	2,240	(511)	(22.8)

Tax on profit	(475)	(628)	153	(24.4)

Profit from continuing operations	1,254	1,612	(358)	(22.2)

Net profit from discontinued operations	4	1	3	347.6

Consolidated profit	1,258	1,613	(354)	(22.0)

Minority interests	100	161	(62)	(38.2)

Attributable profit to the Group	1,158	1,451	(293)	(20.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	133,030	148,157	(15,127)	(10.2)
Trading portfolio (w/o loans)	32,102	38,509	(6,407)	(16.6)
Available-for-sale financial assets	27,141	29,563	(2,422)	(8.2)
Due from credit institutions**	35,441	31,155	4,286	13.8
Intangible assets and property and equipment	4,274	3,814	460	12.1
Other assets	41,658	43,109	(1,451)	(3.4)

Total assets/liabilities & shareholders’ equity	273,646	294,306	(20,660)	(7.0)

Customer deposits**	149,708	164,223	(14,514)	(8.8)
Marketable debt securities**	11,629	10,337	1,293	12.5
Subordinated debt**	5,542	5,098	444	8.7
Insurance liabilities	5,700	4,837	862	17.8
Due to credit institutions**	44,281	37,531	6,750	18.0
Other liabilities	34,475	49,795	(15,320)	(30.8)
Shareholders’ equity	22,310	22,485	(175)	(0.8)

Other customer funds under management	66,880	95,365	(28,485)	(29.9)

Mutual funds	50,390	77,456	(27,065)	(34.9)
Pension funds	—	(0)	0	(100.0)
Managed portfolios	16,099	17,798	(1,700)	(9.5)
Savings-insurance policies	391	111	280	252.1

Customer funds under management	233,759	275,023	(41,263)	(15.0)

**	Including all on-balance sheet balances for this item

Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	4,355	4,695	4,808	3,804	3,720

Net fees	1,572	1,598	1,650	1,249	1,221
Gains (losses) on financial transactions	431	414	201	109	637
Other operating income*	16	13	(31)	1	43

Gross income	6,375	6,720	6,629	5,163	5,620

Operating expenses	(2,715)	(2,874)	(2,934)	(2,373)	(2,151)
General administrative expenses	(2,512)	(2,664)	(2,704)	(2,190)	(1,967)
Personnel	(1,333)	(1,427)	(1,410)	(1,099)	(1,036)
Other general administrative expenses	(1,179)	(1,237)	(1,294)	(1,091)	(931)
Depreciation and amortisation	(203)	(210)	(230)	(183)	(184)

Net operating income	3,660	3,846	3,695	2,790	3,469

Net loan-loss provisions	(1,084)	(1,382)	(1,505)	(1,539)	(1,512)
Other income	(335)	(302)	(177)	(217)	(228)

Profit before taxes	2,240	2,162	2,012	1,035	1,729

Tax on profit	(628)	(567)	(391)	(60)	(475)

Profit from continuing operations	1,612	1,595	1,621	975	1,254

Net profit from discontinued operations	1	3	2	5	4

Consolidated profit	1,613	1,598	1,623	980	1,258

Minority interests	161	175	155	39	100

Attributable profit to the Group	1,451	1,423	1,468	940	1,158

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	148,157	156,294	147,908	133,678	133,030
Trading portfolio (w/o loans)	38,509	41,906	31,950	29,178	32,102
Available-for-sale financial assets	29,563	33,084	29,482	26,731	27,141
Due from credit institutions**	31,155	39,398	31,402	27,759	35,441
Intangible assets and property and equipment	3,814	3,991	4,173	4,553	4,274
Other assets	43,109	46,498	43,744	42,442	41,658

Total assets/liabilities & shareholders’ equity	294,306	321,171	288,660	264,341	273,646

Customer deposits**	164,223	180,688	167,400	150,662	149,708
Marketable debt securities**	10,337	11,717	11,341	12,072	11,629
Subordinated debt**	5,098	6,490	5,917	5,354	5,542
Insurance liabilities	4,837	5,373	4,615	4,116	5,700
Due to credit institutions**	37,531	44,806	40,227	40,828	44,281
Other liabilities	49,795	48,220	38,102	33,806	34,475
Shareholders’ equity	22,485	23,878	21,059	17,504	22,310

Other customer funds under management	95,365	98,659	82,832	67,370	66,880

Mutual funds	77,456	79,972	64,952	49,266	50,390
Pension funds	(0)	0	0	(0)	—
Managed portfolios	17,798	18,568	17,855	17,828	16,099
Savings-insurance policies	111	119	25	275	391

Customer funds under management	275,023	297,554	267,489	235,457	233,759

**	Including all on-balance sheet balances for this item

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’09	Var. (%)	Q1 ’09	Var. (%)	Q1 ’09	Var. (%)

Brazil	2,544	(2.0)	1,573	9.3	436	(13.1)
Mexico	603	(10.9)	402	(10.5)	111	(41.0)
Chile	446	11.5	303	24.2	117	(11.9)
Puerto Rico	86	(2.2)	40	(2.5)	9	—
Venezuela	238	10.1	119	(12.7)	80	51.6
Colombia	45	26.7	24	64.5	9	7.0
Argentina	187	40.0	117	71.7	58	14.8
Rest	82	176.0	34	—	30	—

Subtotal	4,231	1.4	2,614	9.3	850	(8.2)

Santander Private Banking	86	1.0	50	(3.8)	40	(8.1)

Total	4,316	1.4	2,664	9.0	890	(8.2)

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’09	Var. (%)	Q1 ’09	Var. (%)	Q1 ’09	Var. (%)

Brazil	3,312	(14.7)	2,048	(4.9)	568	(24.4)
Mexico	785	(22.5)	524	(22.1)	145	(48.6)
Chile	580	(3.0)	395	8.0	152	(23.4)
Puerto Rico	111	(14.9)	52	(15.2)	12	—
Venezuela	310	(4.2)	155	(24.1)	104	31.9
Colombia	59	10.2	31	43.1	12	(6.9)
Argentina	244	21.7	152	49.3	75	(0.1)
Rest	106	140.1	45	—	39	—

Subtotal	5,509	(11.8)	3,403	(5.0)	1,107	(20.2)

Santander Private Banking	112	(12.1)	65	(16.3)	52	(20.1)

Total	5,620	(11.8)	3,469	(5.2)	1,158	(20.2)

Brazil
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	1,768	1,773	(5)	(0.3)

Net fees	535	629	(94)	(15.0)
Gains (losses) on financial transactions	197	172	25	14.3
Other operating income*	44	20	24	120.7

Gross income	2,544	2,594	(51)	(2.0)

Operating expenses	(970)	(1,155)	184	(16.0)
General administrative expenses	(890)	(1,079)	189	(17.5)
Personnel	(454)	(551)	96	(17.5)
Other general administrative expenses	(435)	(528)	92	(17.5)
Depreciation and amortisation	(81)	(76)	(4)	5.6

Net operating income	1,573	1,439	134	9.3

Net loan-loss provisions	(706)	(435)	(271)	62.4
Other income	(166)	(173)	7	(4.1)

Profit before taxes	701	832	(130)	(15.7)

Tax on profit	(260)	(319)	60	(18.7)

Profit from continuing operations	442	513	(71)	(13.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	442	513	(71)	(13.8)

Minority interests	6	11	(5)	(47.6)

Attributable profit to the Group	436	502	(66)	(13.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	50,039	43,028	7,012	16.3
Trading portfolio (w/o loans)	8,328	8,619	(291)	(3.4)
Available-for-sale financial assets	9,925	9,188	737	8.0
Due from credit institutions**	10,685	9,101	1,584	17.4
Intangible assets and property and equipment	2,157	1,259	898	71.3
Other assets	16,771	18,583	(1,813)	(9.8)

Total assets/liabilities & shareholders’ equity	97,905	89,779	8,127	9.1

Customer deposits**	50,775	46,456	4,319	9.3
Marketable debt securities**	3,741	2,335	1,406	60.2
Subordinated debt**	3,060	2,333	728	31.2
Insurance liabilities	4,013	2,856	1,157	40.5
Due to credit institutions**	16,976	10,502	6,474	61.6
Other liabilities	11,521	17,822	(6,301)	(35.4)
Shareholders’ equity	7,819	7,474	345	4.6

Other customer funds under management	26,577	34,402	(7,825)	(22.7)

Mutual funds	24,539	33,451	(8,911)	(26.6)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	1,793	887	906	102.1
Savings-insurance policies	245	64	181	281.7

Customer funds under management	84,153	85,526	(1,372)	(1.6)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	24.68	25.89	(1.21p. )
Efficiency ratio (with amortisations)	38.15	44.52	(6.37p. )
NPL ratio	3.65	3.20	0.45p.
NPL coverage	106.81	122.89	(16.08p. )
Number of employees (direct & indirect)	52,088	54,544	(2,456)	(4.5)
Number of branches	3,601	3,576	25	0.7

Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	1,773	1,845	1,935	1,691	1,768

Net fees	629	593	667	539	535
Gains (losses) on financial transactions	172	137	76	29	197
Other operating income*	20	3	(6)	(1)	44

Gross income	2,594	2,578	2,673	2,259	2,544

Operating expenses	(1,155)	(1,173)	(1,248)	(1,087)	(970)
General administrative expenses	(1,079)	(1,095)	(1,160)	(1,011)	(890)
Personnel	(551)	(562)	(587)	(499)	(454)
Other general administrative expenses	(528)	(533)	(573)	(513)	(435)
Depreciation and amortisation	(76)	(77)	(89)	(76)	(81)

Net operating income	1,439	1,405	1,424	1,172	1,573

Net loan-loss provisions	(435)	(514)	(587)	(657)	(706)
Other income	(173)	(189)	(106)	(154)	(166)

Profit before taxes	832	701	731	361	701

Tax on profit	(319)	(232)	(245)	(26)	(260)

Profit from continuing operations	513	470	486	336	442

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	513	470	486	336	442

Minority interests	11	10	9	5	6

Attributable profit to the Group	502	460	477	330	436

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	43,028	48,892	49,091	45,852	50,039
Trading portfolio (w/o loans)	8,619	8,324	6,578	7,002	8,328
Available-for-sale financial assets	9,188	12,090	11,432	10,135	9,925
Due from credit institutions**	9,101	13,855	9,851	8,778	10,685
Intangible assets and property and equipment	1,259	1,414	1,713	2,056	2,157
Other assets	18,583	20,203	20,156	15,075	16,771

Total assets/liabilities & shareholders’ equity	89,779	104,780	98,821	88,897	97,905

Customer deposits**	46,456	56,203	55,295	48,189	50,775
Marketable debt securities**	2,335	3,504	3,925	3,734	3,741
Subordinated debt**	2,333	3,277	3,149	2,830	3,060
Insurance liabilities	2,856	3,194	2,940	2,704	4,013
Due to credit institutions**	10,502	13,345	11,631	12,725	16,976
Other liabilities	17,822	16,921	14,512	12,704	11,521
Shareholders’ equity	7,474	8,336	7,369	6,010	7,819

Other customer funds under management	34,402	36,277	30,914	24,803	26,577

Mutual funds	33,451	35,229	30,014	23,860	24,539
Pension funds	0	0	0	(0)	—
Managed portfolios	887	977	891	796	1,793
Savings-insurance policies	64	71	9	147	245

Customer funds under management	85,526	99,260	93,283	79,556	84,153

** Including all on-balance sheet balances for this item

Other information
NPL ratio	3.20	3.24	3.35	3.58	3.65
NPL coverage	122.89	115.77	108.74	102.44	106.81
Risk-weighted assets	23,701	35,780	36,833	70,033	73,736

Spread (Retail Banking)	16.76	16.44	16.29	16.87	17.01

Spread loans	15.51	15.20	15.00	15.59	15.94
Spread deposits	1.25	1.24	1.29	1.28	1.07

Brazil
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	2,302	2,654	(352)	(13.3)

Net fees	697	942	(245)	(26.0)
Gains (losses) on financial transactions	257	258	(1)	(0.6)
Other operating income*	57	30	27	92.0

Gross income	3,312	3,883	(571)	(14.7)

Operating expenses	(1,264)	(1,729)	465	(26.9)
General administrative expenses	(1,158)	(1,614)	456	(28.2)
Personnel	(592)	(825)	233	(28.2)
Other general administrative expenses	(567)	(790)	223	(28.2)
Depreciation and amortisation	(105)	(114)	9	(8.1)

Net operating income	2,048	2,155	(106)	(4.9)

Net loan-loss provisions	(920)	(651)	(269)	41.3
Other income	(216)	(259)	43	(16.6)

Profit before taxes	913	1,245	(332)	(26.7)

Tax on profit	(338)	(478)	140	(29.2)

Profit from continuing operations	575	767	(192)	(25.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	575	767	(192)	(25.0)

Minority interests	7	16	(9)	(54.4)

Attributable profit to the Group	568	751	(183)	(24.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	66,592	68,035	(1,443)	(2.1)
Trading portfolio (w/o loans)	11,082	13,629	(2,546)	(18.7)
Available-for-sale financial assets	13,209	14,528	(1,319)	(9.1)
Due from credit institutions**	14,220	14,390	(170)	(1.2)
Intangible assets and property and equipment	2,871	1,991	879	44.2
Other assets	22,318	29,384	(7,066)	(24.0)

Total assets/liabilities & shareholders’ equity	130,292	141,958	(11,666)	(8.2)

Customer deposits**	67,572	73,457	(5,885)	(8.0)
Marketable debt securities**	4,978	3,692	1,286	34.8
Subordinated debt**	4,073	3,688	384	10.4
Insurance liabilities	5,341	4,517	824	18.3
Due to credit institutions**	22,592	16,606	5,985	36.0
Other liabilities	15,332	28,180	(12,848)	(45.6)
Shareholders’ equity	10,405	11,818	(1,413)	(12.0)

Other customer funds under management	35,368	54,396	(19,028)	(35.0)

Mutual funds	32,657	52,892	(20,235)	(38.3)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	2,386	1,403	983	70.1
Savings-insurance policies	326	101	224	221.3

Customer funds under management	111,991	135,233	(23,242)	(17.2)

**	Including all on-balance sheet balances for this item

Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	2,654	2,879	2,909	2,164	2,302

Net fees	942	927	1,003	683	697
Gains (losses) on financial transactions	258	215	112	22	257
Other operating income*	30	5	(9)	(2)	57

Gross income	3,883	4,026	4,016	2,867	3,312

Operating expenses	(1,729)	(1,831)	(1,876)	(1,390)	(1,264)
General administrative expenses	(1,614)	(1,710)	(1,743)	(1,293)	(1,158)
Personnel	(825)	(878)	(882)	(634)	(592)
Other general administrative expenses	(790)	(832)	(861)	(659)	(567)
Depreciation and amortisation	(114)	(121)	(133)	(97)	(105)

Net operating income	2,155	2,195	2,139	1,476	2,048

Net loan-loss provisions	(651)	(800)	(884)	(875)	(920)
Other income	(259)	(295)	(158)	(199)	(216)

Profit before taxes	1,245	1,099	1,097	402	913

Tax on profit	(478)	(365)	(367)	7	(338)

Profit from continuing operations	767	735	730	409	575

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	767	735	730	409	575

Minority interests	16	15	14	6	7

Attributable profit to the Group	751	719	716	403	568

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	68,035	77,074	70,214	63,812	66,592
Trading portfolio (w/o loans)	13,629	13,123	9,408	9,744	11,082
Available-for-sale financial assets	14,528	19,059	16,351	14,105	13,209
Due from credit institutions**	14,390	21,841	14,090	12,216	14,220
Intangible assets and property and equipment	1,991	2,230	2,451	2,861	2,871
Other assets	29,384	31,848	28,830	20,979	22,318

Total assets/liabilities & shareholders’ equity	141,958	165,175	141,343	123,718	130,292

Customer deposits**	73,457	88,599	79,089	67,065	67,572
Marketable debt securities**	3,692	5,523	5,614	5,197	4,978
Subordinated debt**	3,688	5,166	4,504	3,939	4,073
Insurance liabilities	4,517	5,035	4,205	3,763	5,341
Due to credit institutions**	16,606	21,037	16,636	17,710	22,592
Other liabilities	28,180	26,674	20,757	17,680	15,332
Shareholders’ equity	11,818	13,141	10,539	8,364	10,405

Other customer funds under management	54,396	57,186	44,216	34,518	35,368

Mutual funds	52,892	55,535	42,929	33,205	32,657
Pension funds	0	0	0	(0)	—
Managed portfolios	1,403	1,540	1,274	1,108	2,386
Savings-insurance policies	101	111	13	204	326

Customer funds under management	135,233	156,474	133,423	110,718	111,991

**	Including all on-balance sheet balances for this item

Brazil
Million brazilian real

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement

Net interest income	5,334	4,613	722	15.6

Net fees	1,615	1,637	(22)	(1.4)
Gains (losses) on financial transactions	595	449	146	32.6
Other operating income*	131	51	80	156.0

Gross income	7,676	6,750	926	13.7

Operating expenses	(2,928)	(3,005)	77	(2.5)
General administrative expenses	(2,685)	(2,806)	121	(4.3)
Personnel	(1,371)	(1,433)	62	(4.3)
Other general administrative expenses	(1,313)	(1,373)	59	(4.3)
Depreciation and amortisation	(243)	(199)	(45)	22.5

Net operating income	4,747	3,745	1,002	26.8

Net loan-loss provisions	(2,131)	(1,131)	(1,000)	88.4
Other income	(500)	(450)	(50)	11.2

Profit before taxes	2,116	2,164	(48)	(2.2)

Tax on profit	(783)	(830)	47	(5.7)

Profit from continuing operations	1,333	1,334	(1)	(0.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,333	1,334	(1)	(0.1)

Minority interests	17	28	(11)	(39.2)

Attributable profit to the Group	1,316	1,305	10	0.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	153,956	118,558	35,397	29.9
Trading portfolio (w/o loans)	25,622	23,749	1,872	7.9
Available-for-sale financial assets	30,537	25,317	5,221	20.6
Due from credit institutions**	32,876	25,077	7,799	31.1
Intangible assets and property and equipment	6,637	3,470	3,166	91.3
Other assets	51,598	51,205	393	0.8

Total assets/liabilities & shareholders’ equity	301,225	247,376	53,849	21.8

Customer deposits**	156,221	128,006	28,215	22.0
Marketable debt securities**	11,509	6,434	5,075	78.9
Subordinated debt**	9,416	6,427	2,988	46.5
Insurance liabilities	12,348	7,871	4,477	56.9
Due to credit institutions**	52,230	28,938	23,292	80.5
Other liabilities	35,446	49,106	(13,660)	(27.8)
Shareholders’ equity	24,056	20,594	3,462	16.8

Other customer funds under management	81,769	94,791	(13,022)	(13.7)

Mutual funds	75,500	92,170	(16,669)	(18.1)
Pension funds	—	0	(0)	(100.0)
Managed portfolios	5,516	2,445	3,071	125.6
Savings-insurance policies	753	177	576	326.2

Customer funds under management	258,915	235,658	23,257	9.9

**	Including all on-balance sheet balances for this item

Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement

Net interest income	4,613	4,773	4,830	5,033	5,334

Net fees	1,637	1,533	1,666	1,616	1,615
Gains (losses) on financial transactions	449	354	183	116	595
Other operating income*	51	7	(15)	(0)	131

Gross income	6,750	6,668	6,665	6,765	7,676

Operating expenses	(3,005)	(3,034)	(3,116)	(3,235)	(2,928)
General administrative expenses	(2,806)	(2,834)	(2,894)	(3,011)	(2,685)
Personnel	(1,433)	(1,455)	(1,465)	(1,490)	(1,371)
Other general administrative expenses	(1,373)	(1,379)	(1,430)	(1,521)	(1,313)
Depreciation and amortisation	(199)	(200)	(222)	(225)	(243)

Net operating income	3,745	3,634	3,549	3,530	4,747

Net loan-loss provisions	(1,131)	(1,331)	(1,471)	(1,895)	(2,131)
Other income	(450)	(490)	(260)	(455)	(500)

Profit before taxes	2,164	1,814	1,818	1,180	2,116

Tax on profit	(830)	(599)	(607)	(146)	(783)

Profit from continuing operations	1,334	1,214	1,211	1,034	1,333

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,334	1,214	1,211	1,034	1,333

Minority interests	28	25	23	17	17

Attributable profit to the Group	1,305	1,189	1,188	1,017	1,316

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	118,558	122,779	135,122	148,724	153,956
Trading portfolio (w/o loans)	23,749	20,904	18,105	22,711	25,622
Available-for-sale financial assets	25,317	30,362	31,465	32,874	30,537
Due from credit institutions**	25,077	34,793	27,115	28,473	32,876
Intangible assets and property and equipment	3,470	3,552	4,716	6,668	6,637
Other assets	51,205	50,733	55,480	48,896	51,598

Total assets/liabilities & shareholders’ equity	247,376	263,122	272,004	288,345	301,225

Customer deposits**	128,006	141,138	152,201	156,307	156,221
Marketable debt securities**	6,434	8,799	10,803	12,112	11,509
Subordinated debt**	6,427	8,229	8,667	9,181	9,416
Insurance liabilities	7,871	8,020	8,093	8,770	12,348
Due to credit institutions**	28,938	33,512	32,014	41,275	52,230
Other liabilities	49,106	42,491	39,944	41,206	35,446
Shareholders’ equity	20,594	20,934	20,282	19,494	24,056

Other customer funds under management	94,791	91,098	85,091	80,450	81,769

Mutual funds	92,170	88,467	82,613	77,391	75,500
Pension funds	0	0	0	(0)	—
Managed portfolios	2,445	2,453	2,452	2,584	5,516
Savings-insurance policies	177	177	25	475	753

Customer funds under management	235,658	249,263	256,762	258,049	258,915

**	Including all on-balance sheet balances for this item

Mexico
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	379	472	(93)	(19.8)

Net fees	125	151	(26)	(17.3)
Gains (losses) on financial transactions	109	61	48	80.1
Other operating income*	(9)	(6)	(3)	47.1

Gross income	603	677	(74)	(10.9)

Operating expenses	(201)	(227)	27	(11.8)
General administrative expenses	(181)	(205)	24	(11.6)
Personnel	(94)	(112)	18	(15.7)
Other general administrative expenses	(87)	(93)	6	(6.5)
Depreciation and amortisation	(19)	(23)	3	(14.1)

Net operating income	402	449	(47)	(10.5)

Net loan-loss provisions	(218)	(140)	(78)	55.3
Other income	(4)	(8)	4	(45.3)

Profit before taxes	180	302	(121)	(40.1)

Tax on profit	(32)	(49)	18	(35.9)

Profit from continuing operations	149	252	(103)	(41.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	149	252	(103)	(41.0)

Minority interests	38	64	(26)	(41.1)

Attributable profit to the Group	111	188	(77)	(41.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	12,295	14,468	(2,172)	(15.0)
Trading portfolio (w/o loans)	10,089	9,493	596	6.3
Available-for-sale financial assets	4,630	3,722	908	24.4
Due from credit institutions**	10,722	6,416	4,306	67.1
Intangible assets and property and equipment	379	435	(57)	(13.0)
Other assets	3,283	3,202	81	2.5

Total assets/liabilities & shareholders’ equity	41,398	37,736	3,662	9.7

Customer deposits**	18,675	19,786	(1,111)	(5.6)
Marketable debt securities**	2,223	1,200	1,024	85.3
Subordinated debt**	57	48	9	19.2
Insurance liabilities	131	98	33	33.1
Due to credit institutions**	10,465	8,636	1,828	21.2
Other liabilities	7,052	5,362	1,690	31.5
Shareholders’ equity	2,795	2,606	189	7.2

Other customer funds under management	7,404	9,379	(1,975)	(21.1)

Mutual funds	7,361	9,379	(2,017)	(21.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	42	—	42	—

Customer funds under management	28,359	30,412	(2,053)	(6.8)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	16.20	26.69	(10.49 p.	)
Efficiency ratio (with amortisations)	33.27	33.60	(0.33 p.	)
NPL ratio	2.80	1.31	1.49 p.
NPL coverage	127.95	174.92	(46.97 p.	)
Number of employees (direct & indirect)	13,635	13,313	322		2.4
Number of branches	1,106	1,089	17		1.6

Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	472	477	515	489	379

Net fees	151	159	155	134	125
Gains (losses) on financial transactions	61	111	13	(1)	109
Other operating income*	(6)	(3)	(8)	(8)	(9)

Gross income	677	744	675	615	603

Operating expenses	(227)	(220)	(252)	(258)	(201)
General administrative expenses	(205)	(197)	(226)	(234)	(181)
Personnel	(112)	(111)	(116)	(110)	(94)
Other general administrative expenses	(93)	(86)	(110)	(123)	(87)
Depreciation and amortisation	(23)	(23)	(25)	(24)	(19)

Net operating income	449	525	424	357	402

Net loan-loss provisions	(140)	(208)	(255)	(274)	(218)
Other income	(8)	(5)	24	(16)	(4)

Profit before taxes	302	312	193	66	180

Tax on profit	(49)	(68)	34	(4)	(32)

Profit from continuing operations	252	244	227	62	149

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	252	244	227	62	149

Minority interests	64	64	50	6	38

Attributable profit to the Group	188	179	177	56	111

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	14,468	15,647	16,537	12,756	12,295
Trading portfolio (w/o loans)	9,493	11,523	11,305	8,485	10,089
Available-for-sale financial assets	3,722	4,230	4,403	3,951	4,630
Due from credit institutions**	6,416	8,569	8,541	10,724	10,722
Intangible assets and property and equipment	435	457	485	487	379
Other assets	3,202	3,366	3,405	3,730	3,283

Total assets/liabilities & shareholders’ equity	37,736	43,792	44,675	40,132	41,398

Customer deposits**	19,786	22,123	21,914	19,744	18,675
Marketable debt securities**	1,200	1,443	1,365	2,539	2,223
Subordinated debt**	48	48	53	54	57
Insurance liabilities	98	113	165	142	131
Due to credit institutions**	8,636	11,736	12,738	10,624	10,465
Other liabilities	5,362	5,333	5,324	4,447	7,052
Shareholders’ equity	2,606	2,997	3,116	2,581	2,795

Other customer funds under management	9,379	10,087	10,235	6,810	7,404

Mutual funds	9,379	10,087	10,235	6,766	7,361
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	44	42

Customer funds under management	30,412	33,700	33,566	29,148	28,359

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	1.31	1.45	2.06	2.41	2.80
NPL coverage	174.92	157.91	134.45	132.10	127.95
Risk-weighted assets	16,088	21,608	21,880	18,242	18,541

Spread (Retail Banking)	14.71	14.90	14.70	14.27	14.19

Spread loans	11.19	11.44	10.99	10.69	10.83
Spread deposits	3.52	3.46	3.71	3.58	3.36

Mexico
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	493	707	(214)	(30.2)

Net fees	162	225	(63)	(28.1)
Gains (losses) on financial transactions	142	91	51	56.7
Other operating income*	(12)	(10)	(3)	27.9

Gross income	785	1,013	(228)	(22.5)

Operating expenses	(261)	(340)	79	(23.3)
General administrative expenses	(236)	(307)	71	(23.1)
Personnel	(123)	(168)	45	(26.7)
Other general administrative expenses	(113)	(139)	26	(18.7)
Depreciation and amortisation	(25)	(34)	9	(25.3)

Net operating income	524	673	(149)	(22.1)

Net loan-loss provisions	(283)	(210)	(74)	35.1
Other income	(6)	(12)	6	(52.4)

Profit before taxes	235	451	(216)	(47.9)

Tax on profit	(41)	(74)	33	(44.2)

Profit from continuing operations	194	377	(184)	(48.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	194	377	(184)	(48.7)

Minority interests	49	96	(47)	(48.7)

Attributable profit to the Group	145	282	(137)	(48.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	16,362	22,876	(6,514)	(28.5)
Trading portfolio (w/o loans)	13,427	15,010	(1,583)	(10.5)
Available-for-sale financial assets	6,162	5,886	276	4.7
Due from credit institutions**	14,269	10,146	4,123	40.6
Intangible assets and property and equipment	504	688	(184)	(26.8)
Other assets	4,369	5,063	(694)	(13.7)

Total assets/liabilities & shareholders’ equity	55,092	59,669	(4,576)	(7.7)

Customer deposits**	24,853	31,286	(6,433)	(20.6)
Marketable debt securities**	2,959	1,897	1,062	56.0
Subordinated debt**	76	75	0	0.3
Insurance liabilities	174	156	19	12.0
Due to credit institutions**	13,927	13,656	271	2.0
Other liabilities	9,385	8,478	906	10.7
Shareholders’ equity	3,720	4,121	(401)	(9.7)

Other customer funds under management	9,853	14,829	(4,976)	(33.6)

Mutual funds	9,797	14,829	(5,033)	(33.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	56	—	56	—

Customer funds under management	37,740	48,087	(10,347)	(21.5)

**	Including all on-balance sheet balances for this item

Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	707	744	774	634	493

Net fees	225	248	233	171	162
Gains (losses) on financial transactions	91	172	18	(12)	142
Other operating income*	(10)	(5)	(12)	(10)	(12)

Gross income	1,013	1,160	1,013	782	785

Operating expenses	(340)	(343)	(378)	(339)	(261)
General administrative expenses	(307)	(308)	(341)	(307)	(236)
Personnel	(168)	(173)	(175)	(142)	(123)
Other general administrative expenses	(139)	(134)	(166)	(165)	(113)
Depreciation and amortisation	(34)	(35)	(38)	(32)	(25)

Net operating income	673	817	635	444	524

Net loan-loss provisions	(210)	(323)	(384)	(368)	(283)
Other income	(12)	(7)	37	(25)	(6)

Profit before taxes	451	486	288	51	235

Tax on profit	(74)	(106)	53	(2)	(41)

Profit from continuing operations	377	381	340	50	194

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	377	381	340	50	194

Minority interests	96	100	75	(1)	49

Attributable profit to the Group	282	280	266	51	145

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	22,876	24,666	23,653	17,753	16,362
Trading portfolio (w/o loans)	15,010	18,165	16,169	11,808	13,427
Available-for-sale financial assets	5,886	6,667	6,297	5,498	6,162
Due from credit institutions**	10,146	13,509	12,215	14,925	14,269
Intangible assets and property and equipment	688	720	694	677	504
Other assets	5,063	5,305	4,870	5,191	4,369

Total assets/liabilities & shareholders’ equity	59,669	69,034	63,899	55,852	55,092

Customer deposits**	31,286	34,875	31,343	27,478	24,853
Marketable debt securities**	1,897	2,274	1,952	3,534	2,959
Subordinated debt**	75	75	75	76	76
Insurance liabilities	156	177	237	198	174
Due to credit institutions**	13,656	18,501	18,220	14,785	13,927
Other liabilities	8,478	8,406	7,615	6,189	9,385
Shareholders’ equity	4,121	4,725	4,457	3,592	3,720

Other customer funds under management	14,829	15,901	14,639	9,477	9,853

Mutual funds	14,829	15,901	14,639	9,416	9,797
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	61	56

Customer funds under management	48,087	53,125	48,010	40,565	37,740

**	Including all on-balance sheet balances for this item

Mexico
Million new mexican peso

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	7,102	7,642	(541)	(7.1)

Net fees	2,333	2,436	(102)	(4.2)
Gains (losses) on financial transactions	2,042	979	1,063	108.6
Other operating income*	(176)	(103)	(73)	70.3

Gross income	11,301	10,954	347	3.2

Operating expenses	(3,760)	(3,681)	(79)	2.1
General administrative expenses	(3,397)	(3,316)	(81)	2.4
Personnel	(1,770)	(1,813)	43	(2.4)
Other general administrative expenses	(1,626)	(1,503)	(124)	8.2
Depreciation and amortisation	(363)	(365)	2	(0.5)

Net operating income	7,541	7,273	268	3.7

Net loan-loss provisions	(4,079)	(2,267)	(1,812)	79.9
Other income	(80)	(127)	47	(36.7)

Profit before taxes	3,382	4,879	(1,497)	(30.7)

Tax on profit	(594)	(800)	206	(25.8)

Profit from continuing operations	2,788	4,078	(1,290)	(31.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,788	4,078	(1,290)	(31.6)

Minority interests	706	1,034	(328)	(31.7)

Attributable profit to the Group	2,082	3,044	(962)	(31.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	230,686	244,455	(13,770)	(5.6)
Trading portfolio (w/o loans)	189,294	160,394	28,900	18.0
Available-for-sale financial assets	86,876	62,896	23,980	38.1
Due from credit institutions**	201,168	108,416	92,752	85.6
Intangible assets and property and equipment	7,103	7,355	(252)	(3.4)
Other assets	61,592	54,101	7,491	13.8

Total assets/liabilities & shareholders’ equity	776,720	637,618	139,102	21.8

Customer deposits**	350,387	334,317	16,070	4.8
Marketable debt securities**	41,714	20,271	21,443	105.8
Subordinated debt**	1,066	805	261	32.4
Insurance liabilities	2,457	1,662	795	47.8
Due to credit institutions**	196,344	145,926	50,418	34.6
Other liabilities	132,309	90,598	41,711	46.0
Shareholders’ equity	52,443	44,038	8,405	19.1

Other customer funds under management	138,913	158,468	(19,555)	(12.3)

Mutual funds	138,119	158,468	(20,349)	(12.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	794	—	794	—

Customer funds under management	532,080	513,861	18,219	3.5

**	Including all on-balance sheet balances for this item

Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	7,642	7,764	7,985	8,361	7,102

Net fees	2,436	2,592	2,405	2,313	2,333
Gains (losses) on financial transactions	979	1,813	161	30	2,042
Other operating income*	(103)	(47)	(121)	(127)	(176)

Gross income	10,954	12,122	10,430	10,577	11,301

Operating expenses	(3,681)	(3,577)	(3,908)	(4,389)	(3,760)
General administrative expenses	(3,316)	(3,208)	(3,518)	(3,973)	(3,397)
Personnel	(1,813)	(1,809)	(1,805)	(1,885)	(1,770)
Other general administrative expenses	(1,503)	(1,399)	(1,713)	(2,087)	(1,626)
Depreciation and amortisation	(365)	(369)	(390)	(417)	(363)

Net operating income	7,273	8,545	6,523	6,188	7,541

Net loan-loss provisions	(2,267)	(3,391)	(3,985)	(4,628)	(4,079)
Other income	(127)	(77)	392	(262)	(80)

Profit before taxes	4,879	5,077	2,929	1,298	3,382

Tax on profit	(800)	(1,109)	572	(95)	(594)

Profit from continuing operations	4,078	3,968	3,502	1,203	2,788

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	4,078	3,968	3,502	1,203	2,788

Minority interests	1,034	1,047	768	145	706

Attributable profit to the Group	3,044	2,921	2,734	1,058	2,082

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	244,455	253,953	259,846	245,341	230,686
Trading portfolio (w/o loans)	160,394	187,020	177,626	163,192	189,294
Available-for-sale financial assets	62,896	68,644	69,179	75,984	86,876
Due from credit institutions**	108,416	139,080	134,194	206,258	201,168
Intangible assets and property and equipment	7,355	7,418	7,619	9,358	7,103
Other assets	54,101	54,622	53,498	71,739	61,592

Total assets/liabilities & shareholders’ equity	637,618	710,736	701,961	771,873	776,720

Customer deposits**	334,317	359,054	344,324	379,748	350,387
Marketable debt securities**	20,271	23,413	21,447	48,841	41,714
Subordinated debt**	805	777	828	1,044	1,066
Insurance liabilities	1,662	1,826	2,599	2,735	2,457
Due to credit institutions**	145,926	190,477	200,151	204,327	196,344
Other liabilities	90,598	86,548	83,649	85,532	132,309
Shareholders’ equity	44,038	48,642	48,963	49,646	52,443

Other customer funds under management	158,468	163,708	160,818	130,971	138,913

Mutual funds	158,468	163,708	160,818	130,134	138,119
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	837	794

Customer funds under management	513,861	546,952	527,417	560,603	532,080

**	Including all on-balance sheet balances for this item

Chile
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	245	299	(54)	(18.1)
Net fees	83	89	(5)	(6.0)
Gains (losses) on financial transactions	108	3	105	—
Other operating income*	10	9	1	7.1

Gross income	446	400	46	11.5

Operating expenses	(142)	(155)	13	(8.3)
General administrative expenses	(127)	(139)	12	(8.5)
Personnel	(77)	(85)	8	(9.8)
Other general administrative expenses	(50)	(54)	4	(6.5)
Depreciation and amortisation	(15)	(16)	1	(6.8)

Net operating income	303	244	59	24.2

Net loan-loss provisions	(135)	(71)	(64)	89.2
Other income	7	11	(4)	(34.9)

Profit before taxes	176	184	(8)	(4.5)

Tax on profit	(29)	(20)	(9)	47.3

Profit from continuing operations	146	164	(18)	(10.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	146	164	(18)	(10.7)

Minority interests	29	31	(2)	(5.6)

Attributable profit to the Group	117	133	(16)	(11.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	18,836	18,733	103	0.5
Trading portfolio (w/o loans)	2,764	2,522	242	9.6
Available-for-sale financial assets	2,173	2,257	(84)	(3.7)
Due from credit institutions**	2,615	2,005	611	30.5
Intangible assets and property and equipment	338	355	(17)	(4.9)
Other assets	1,519	1,806	(288)	(15.9)

Total assets/liabilities & shareholders’ equity	28,244	27,678	566	2.0

Customer deposits**	15,281	15,851	(570)	(3.6)
Marketable debt securities**	2,549	2,425	125	5.1
Subordinated debt**	850	682	167	24.5
Insurance liabilities	121	88	33	38.0
Due to credit institutions**	4,337	3,843	494	12.9
Other liabilities	3,010	2,990	20	0.7
Shareholders’ equity	2,097	1,800	297	16.5

Other customer funds under management	4,159	4,223	(64)	(1.5)

Mutual funds	4,153	4,217	(64)	(1.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	6	6	0	5.7

Customer funds under management	22,840	23,181	(341)	(1.5)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	25.16	32.35	(7.19 p.	)
Efficiency ratio (with amortisations)	31.93	38.85	(6.92 p.	)
NPL ratio	3.05	2.23	0.82 p.
NPL coverage	94.77	109.38	(14.61 p.	)
Number of employees (direct & indirect)	12,059	12,540	(481)		(3.8)
Number of branches	501	496	5		1.0

Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	299	329	368	331	245

Net fees	89	91	89	82	83
Gains (losses) on financial transactions	3	(0)	17	9	108
Other operating income*	9	15	1	15	10

Gross income	400	435	475	438	446

Operating expenses	(155)	(161)	(151)	(137)	(142)
General administrative expenses	(139)	(146)	(137)	(122)	(127)
Personnel	(85)	(92)	(83)	(74)	(77)
Other general administrative expenses	(54)	(55)	(54)	(49)	(50)
Depreciation and amortisation	(16)	(15)	(14)	(15)	(15)

Net operating income	244	274	324	301	303

Net loan-loss provisions	(71)	(96)	(89)	(98)	(135)
Other income	11	2	(4)	(29)	7

Profit before taxes	184	180	232	174	176

Tax on profit	(20)	(21)	(31)	(24)	(29)

Profit from continuing operations	164	159	200	151	146

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	164	159	200	151	146

Minority interests	31	34	41	24	29

Attributable profit to the Group	133	126	159	127	117

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	18,733	16,653	18,200	17,033	18,836
Trading portfolio (w/o loans)	2,522	2,258	2,449	2,903	2,764
Available-for-sale financial assets	2,257	1,625	1,719	1,496	2,173
Due from credit institutions**	2,005	1,808	1,573	1,985	2,615
Intangible assets and property and equipment	355	306	327	301	338
Other assets	1,806	1,793	2,026	1,463	1,519

Total assets/liabilities & shareholders’ equity	27,678	24,442	26,295	25,180	28,244

Customer deposits**	15,851	13,836	14,502	13,980	15,281
Marketable debt securities**	2,425	2,254	2,402	2,184	2,549
Subordinated debt**	682	632	759	779	850
Insurance liabilities	88	83	102	94	121
Due to credit institutions**	3,843	4,121	4,000	4,182	4,337
Other liabilities	2,990	2,192	3,119	2,739	3,010
Shareholders’ equity	1,800	1,325	1,410	1,222	2,097

Other customer funds under management	4,223	3,846	3,426	3,062	4,159

Mutual funds	4,217	3,841	3,418	3,055	4,153
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	6	5	8	8	6

Customer funds under management	23,181	20,568	21,090	20,006	22,840

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	2.23	2.28	2.45	2.64	3.05
NPL coverage	109.38	111.18	110.83	102.42	94.77
Risk-weighted assets	18,297	16,325	17,252	16,631	18,348

Spread (Retail Banking)	8.40	8.61	8.69	8.51	7.92

Spread loans	5.33	5.45	5.24	5.35	5.90
Spread deposits	3.07	3.16	3.45	3.16	2.02

Chile
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	319	447	(129)	(28.8)

Net fees	108	133	(24)	(18.2)
Gains (losses) on financial transactions	140	4	136	—
Other operating income*	13	14	(1)	(6.8)

Gross income	580	598	(18)	(3.0)

Operating expenses	(185)	(232)	47	(20.3)
General administrative expenses	(166)	(208)	43	(20.4)
Personnel	(100)	(128)	27	(21.5)
Other general administrative expenses	(65)	(80)	15	(18.7)
Depreciation and amortisation	(20)	(24)	5	(19.0)

Net operating income	395	366	29	8.0

Net loan-loss provisions	(176)	(107)	(69)	64.5
Other income	9	16	(7)	(43.4)

Profit before taxes	229	275	(47)	(16.9)

Tax on profit	(38)	(30)	(8)	28.1

Profit from continuing operations	191	246	(55)	(22.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	191	246	(55)	(22.4)

Minority interests	38	47	(8)	(17.9)

Attributable profit to the Group	152	199	(47)	(23.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	25,066	29,621	(4,554)	(15.4)
Trading portfolio (w/o loans)	3,678	3,988	(309)	(7.8)
Available-for-sale financial assets	2,892	3,569	(677)	(19.0)
Due from credit institutions**	3,480	3,170	311	9.8
Intangible assets and property and equipment	449	561	(112)	(20.0)
Other assets	2,021	2,856	(835)	(29.2)

Total assets/liabilities & shareholders’ equity	37,587	43,764	(6,177)	(14.1)

Customer deposits**	20,336	25,064	(4,727)	(18.9)
Marketable debt securities**	3,392	3,834	(441)	(11.5)
Subordinated debt**	1,131	1,079	52	4.8
Insurance liabilities	161	139	22	16.1
Due to credit institutions**	5,771	6,076	(305)	(5.0)
Other liabilities	4,005	4,727	(722)	(15.3)
Shareholders’ equity	2,790	2,846	(56)	(2.0)

Other customer funds under management	5,535	6,677	(1,142)	(17.1)

Mutual funds	5,527	6,668	(1,141)	(17.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	8	10	(1)	(11.0)

Customer funds under management	30,395	36,654	(6,259)	(17.1)

**	Including all on-balance sheet balances for this item

Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	447	513	554	429	319

Net fees	133	141	134	105	108
Gains (losses) on financial transactions	4	0	27	13	140
Other operating income*	14	24	1	21	13

Gross income	598	678	715	568	580

Operating expenses	(232)	(251)	(227)	(174)	(185)
General administrative expenses	(208)	(228)	(206)	(156)	(166)
Personnel	(128)	(143)	(125)	(94)	(100)
Other general administrative expenses	(80)	(85)	(81)	(62)	(65)
Depreciation and amortisation	(24)	(23)	(21)	(19)	(20)

Net operating income	366	427	488	394	395

Net loan-loss provisions	(107)	(149)	(133)	(129)	(176)
Other income	16	4	(6)	(43)	9

Profit before taxes	275	282	349	222	229

Tax on profit	(30)	(32)	(47)	(30)	(38)

Profit from continuing operations	246	249	301	191	191

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	246	249	301	191	191

Minority interests	47	53	62	29	38

Attributable profit to the Group	199	196	240	162	152

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	29,621	26,251	26,032	23,704	25,066
Trading portfolio (w/o loans)	3,988	3,560	3,503	4,040	3,678
Available-for-sale financial assets	3,569	2,562	2,459	2,082	2,892
Due from credit institutions**	3,170	2,850	2,250	2,763	3,480
Intangible assets and property and equipment	561	482	467	418	449
Other assets	2,856	2,826	2,897	2,036	2,021

Total assets/liabilities & shareholders’ equity	43,764	38,531	37,609	35,043	37,587

Customer deposits**	25,064	21,810	20,743	19,457	20,336
Marketable debt securities**	3,834	3,553	3,435	3,040	3,392
Subordinated debt**	1,079	997	1,086	1,084	1,131
Insurance liabilities	139	132	146	131	161
Due to credit institutions**	6,076	6,496	5,721	5,820	5,771
Other liabilities	4,727	3,455	4,462	3,812	4,005
Shareholders’ equity	2,846	2,088	2,017	1,701	2,790

Other customer funds under management	6,677	6,063	4,901	4,262	5,535

Mutual funds	6,668	6,056	4,889	4,251	5,527
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	10	8	11	11	8

Customer funds under management	36,654	32,423	30,164	27,842	30,395

**	Including all on-balance sheet balances for this item

Chile
Million chilean peso

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	192,686	207,070	(14,384)	(6.9)

Net fees	65,590	61,375	4,216	6.9
Gains (losses) on financial transactions	84,842	1,930	82,912	—
Other operating income*	7,849	6,448	1,400	21.7

Gross income	350,966	276,823	74,144	26.8

Operating expenses	(112,051)	(107,558)	(4,493)	4.2
General administrative expenses	(100,147)	(96,317)	(3,830)	4.0
Personnel	(60,712)	(59,189)	(1,523)	2.6
Other general administrative expenses	(39,435)	(37,128)	(2,307)	6.2
Depreciation and amortisation	(11,904)	(11,241)	(663)	5.9

Net operating income	238,916	169,264	69,651	41.1

Net loan-loss provisions	(106,137)	(49,365)	(56,772)	115.0
Other income	5,573	7,528	(1,956)	(26.0)

Profit before taxes	138,351	127,428	10,923	8.6

Tax on profit	(23,014)	(13,744)	(9,270)	67.4

Profit from continuing operations	115,337	113,684	1,653	1.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	115,337	113,684	1,653	1.5

Minority interests	23,147	21,575	1,572	7.3

Attributable profit to the Group	92,190	92,109	82	0.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	14,552,351	13,076,086	1,476,265	11.3
Trading portfolio (w/o loans)	2,135,485	1,760,436	375,050	21.3
Available-for-sale financial assets	1,678,929	1,575,377	103,552	6.6
Due from credit institutions**	2,020,461	1,399,238	621,223	44.4
Intangible assets and property and equipment	260,761	247,731	13,030	5.3
Other assets	1,173,288	1,260,825	(87,537)	(6.9)

Total assets/liabilities & shareholders’ equity	21,821,275	19,319,693	2,501,582	12.9

Customer deposits**	11,806,277	11,064,344	741,934	6.7
Marketable debt securities**	1,969,513	1,692,466	277,047	16.4
Subordinated debt**	656,441	476,187	180,254	37.9
Insurance liabilities	93,554	61,256	32,297	52.7
Due to credit institutions**	3,350,489	2,682,307	668,182	24.9
Other liabilities	2,325,195	2,086,914	238,281	11.4
Shareholders’ equity	1,619,806	1,256,219	363,587	28.9

Other customer funds under management	3,213,503	2,947,700	265,803	9.0

Mutual funds	3,208,585	2,943,497	265,088	9.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	4,918	4,203	715	17.0

Customer funds under management	17,645,734	16,180,697	1,465,038	9.1

**	Including all on-balance sheet balances for this item

Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	207,070	240,343	282,670	275,595	192,686

Net fees	61,375	66,167	68,862	68,728	65,590
Gains (losses) on financial transactions	1,930	33	12,878	7,595	84,842
Other operating income*	6,448	11,120	916	12,288	7,849

Gross income	276,823	317,663	365,327	364,205	350,966

Operating expenses	(107,558)	(117,799)	(117,193)	(115,227)	(112,051)
General administrative expenses	(96,317)	(106,920)	(106,321)	(103,131)	(100,147)
Personnel	(59,189)	(66,961)	(64,789)	(62,393)	(60,712)
Other general administrative expenses	(37,128)	(39,959)	(41,532)	(40,739)	(39,435)
Depreciation and amortisation	(11,241)	(10,879)	(10,872)	(12,096)	(11,904)

Net operating income	169,264	199,864	248,134	248,979	238,916

Net loan-loss provisions	(49,365)	(69,687)	(68,320)	(80,657)	(106,137)
Other income	7,528	1,741	(2,638)	(21,730)	5,573

Profit before taxes	127,428	131,918	177,177	146,591	138,351

Tax on profit	(13,744)	(15,200)	(23,878)	(19,582)	(23,014)

Profit from continuing operations	113,684	116,718	153,299	127,010	115,337

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	113,684	116,718	153,299	127,010	115,337

Minority interests	21,575	24,685	31,298	20,735	23,147

Attributable profit to the Group	92,109	92,034	122,001	106,274	92,190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	13,076,086	13,678,185	14,297,909	15,105,480	14,552,351
Trading portfolio (w/o loans)	1,760,436	1,854,979	1,924,286	2,574,611	2,135,485
Available-for-sale financial assets	1,575,377	1,334,827	1,350,779	1,326,474	1,678,929
Due from credit institutions**	1,399,238	1,484,836	1,235,770	1,760,592	2,020,461
Intangible assets and property and equipment	247,731	251,167	256,703	266,657	260,761
Other assets	1,260,825	1,472,372	1,591,385	1,297,632	1,173,288

Total assets/liabilities & shareholders’ equity	19,319,693	20,076,366	20,656,832	22,331,446	21,821,275

Customer deposits**	11,064,344	11,364,353	11,392,878	12,398,745	11,806,277
Marketable debt securities**	1,692,466	1,851,037	1,886,693	1,937,166	1,969,513
Subordinated debt**	476,187	519,259	596,509	690,578	656,441
Insurance liabilities	61,256	68,576	80,042	83,355	93,554
Due to credit institutions**	2,682,307	3,384,791	3,142,321	3,708,803	3,350,489
Other liabilities	2,086,914	1,800,230	2,450,571	2,429,055	2,325,195
Shareholders’ equity	1,256,219	1,088,119	1,107,819	1,083,743	1,619,806

Other customer funds under management	2,947,700	3,159,299	2,691,671	2,715,735	3,213,503

Mutual funds	2,943,497	3,155,229	2,685,411	2,708,937	3,208,585
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	4,203	4,070	6,260	6,799	4,918

Customer funds under management	16,180,697	16,893,948	16,567,750	17,742,225	17,645,734

**	Including all on-balance sheet balances for this item

Corporate Activities
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	(637)	(543)	(94)	17.2

Net fees	13	(3)	16	—
Gains (losses) on financial transactions	113	148	(34)	(23.3)
Dividends	23	22	1	4.4
Income from equity-accounted method	(16)	95	(112)	—
Other operating income/expenses	9	11	(2)	(14.9)

Gross income	(496)	(271)	(225)	83.0

Operating expenses	(220)	(177)	(43)	24.4
General administrative expenses	(185)	(111)	(74)	67.1
Personnel	(87)	(77)	(10)	12.3
Other general administrative expenses	(98)	(34)	(65)	193.1
Depreciation and amortisation	(35)	(66)	31	(46.9)

Net operating income	(716)	(448)	(268)	59.8

Net loan-loss provisions	2	(2)	4	—
Other income	(106)	(97)	(9)	9.6

Profit before taxes (w/o capital gains)	(820)	(547)	(273)	49.9

Tax on profit	346	264	81	30.9

Profit from continuing operations (w/o capital gains)	(475)	(283)	(192)	67.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit (w/o capital gains)	(475)	(283)	(192)	67.7

Minority interests	(2)	2	(4)	—

Attributable profit to the Group (w/o capital gains)	(473)	(285)	(188)	65.9

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,763	2,939	(176)	(6.0)
Available-for-sale financial assets	16,930	15,171	1,759	11.6
Investments	106	3,979	(3,872)	(97.3)
Goodwill	20,719	20,886	(167)	(0.8)
Liquidity lent to the Group	77,647	85,657	(8,010)	(9.4)
Capital assigned to Group areas	52,576	41,098	11,477	27.9
Other assets	88,852	62,191	26,661	42.9

Total assets/liabilities & shareholders’ equity	259,594	231,921	27,672	11.9

Customer deposits*	2,748	826	1,922	232.8
Marketable debt securities*	98,807	100,063	(1,256)	(1.3)
Subordinated debt	23,327	22,576	752	3.3
Other liabilities	65,264	52,971	12,293	23.2
Group capital and reserves	69,447	55,486	13,961	25.2

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	124,882	123,465	1,418	1.1

*	Including all on-balance sheet balances for this item

Resources
Number of employees (direct & indirect)	1,677	1,651	26	1.6

Corporate Activities
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	(543)	(410)	(541)	(663)	(637)

Net fees	(3)	12	17	32	13
Gains (losses) on financial transactions	148	353	213	(101)	113
Dividends	22	141	17	49	23
Income from equity-accounted method	95	46	(61)	17	(16)
Other operating income/expenses	11	10	1	9	9

Gross income	(271)	151	(352)	(657)	(496)

Operating expenses	(177)	(190)	(127)	(139)	(220)
General administrative expenses	(111)	(148)	(101)	(96)	(185)
Personnel	(77)	(64)	(42)	(16)	(87)
Other general administrative expenses	(34)	(83)	(59)	(80)	(98)
Depreciation and amortisation	(66)	(42)	(25)	(43)	(35)

Net operating income	(448)	(39)	(478)	(796)	(716)

Net loan-loss provisions	(2)	(67)	(5)	104	2
Other income	(97)	67	155	163	(106)

Profit before taxes (w/o capital gains)	(547)	(39)	(328)	(529)	(820)

Tax on profit	264	203	149	181	346

Profit from continuing operations (w/o capital gains)	(283)	164	(180)	(348)	(475)

Net profit from discontinued operations	—	—	—	0	—

Consolidated profit (w/o capital gains)	(283)	164	(180)	(347)	(475)

Minority interests	2	(2)	(2)	3	(2)

Attributable profit to the Group (w/o capital gains)	(285)	166	(178)	(350)	(473)

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Trading portfolio (w/o loans)	2,939	2,674	3,288	2,689	2,763
Available-for-sale financial assets	15,171	17,156	16,334	14,122	16,930
Investments	3,979	4,343	4,310	1,216	106
Goodwill	20,886	21,651	21,306	18,836	20,719
Liquidity lent to the Group	85,657	90,898	75,779	77,011	77,647
Capital assigned to Group areas	41,098	43,169	43,086	41,563	52,576
Other assets	62,191	61,505	84,229	92,187	88,852

Total assets/liabilities & shareholders’ equity	231,921	241,396	248,332	247,624	259,594

Customer deposits*	826	2,826	2,264	3,010	2,748
Marketable debt securities*	100,063	108,224	110,934	107,657	98,807
Subordinated debt	22,576	21,894	22,603	23,384	23,327
Other liabilities	52,971	56,792	61,042	53,870	65,264
Group capital and reserves	55,486	51,660	51,490	59,704	69,447

Other customer funds under management	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	123,465	132,945	135,800	134,051	124,882

*	Including all on-balance sheet balances for this item

Other information
Risk-weighted assets	58,489	48,362	36,360	36,891	31,763

Spain
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	1,918	1,493	424	28.4

Net fees	642	831	(189)	(22.7)
Gains (losses) on financial transactions	88	217	(128)	(59.2)
Other operating income*	61	58	2	4.3

Gross income	2,709	2,600	110	4.2

Operating expenses	(1,011)	(1,011)	1	(0.1)
General administrative expenses	(920)	(926)	6	(0.6)
Personnel	(610)	(614)	3	(0.5)
Other general administrative expenses	(310)	(312)	2	(0.8)
Depreciation and amortisation	(91)	(86)	(5)	5.7

Net operating income	1,699	1,588	110	7.0

Net loan-loss provisions	(305)	(238)	(67)	28.3
Other income	(26)	10	(36)	—

Profit before taxes	1,368	1,361	7	0.5

Tax on profit	(370)	(360)	(10)	2.8

Profit from continuing operations	998	1,001	(3)	(0.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	998	1,001	(3)	(0.3)

Minority interests	20	24	(4)	(15.1)

Attributable profit to the Group	978	977	1	0.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Balance sheet
Customer loans**	248,849	243,615	5,234	2.1
Trading portfolio (w/o loans)	65,891	52,422	13,469	25.7
Available-for-sale financial assets	14,337	7,675	6,663	86.8
Due from credit institutions**	49,166	43,282	5,884	13.6
Intangible assets and property and equipment	3,588	3,541	47	1.3
Other assets	12,182	7,179	5,003	69.7

Total assets/liabilities & shareholders’ equity	394,013	357,713	36,300	10.1

Customer deposits**	143,291	124,361	18,930	15.2
Marketable debt securities**	35,727	43,726	(7,999)	(18.3)
Subordinated debt**	1,442	2,014	(573)	(28.4)
Insurance liabilities	10,366	7,763	2,603	33.5
Due to credit institutions**	36,932	32,917	4,015	12.2
Other liabilities	146,350	129,564	16,786	13.0
Shareholders’ equity	19,905	17,367	2,538	14.6

Other customer funds under management	63,049	82,510	(19,461)	(23.6)

Mutual funds	41,042	60,110	(19,068)	(31.7)
Pension funds	9,273	10,107	(834)	(8.3)
Managed portfolios	3,788	5,864	(2,076)	(35.4)
Savings-insurance policies	8,947	6,430	2,517	39.2

Customer funds under management	243,509	252,612	(9,103)	(3.6)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	20.65	23.13	(2.48 p.	)
Efficiency ratio (with amortisations)	37.30	38.91	(1.61 p.	)
NPL ratio	2.40	0.84	1.56 p.
NPL coverage	80.84	202.28	(121.44 p.	)
Number of employees (direct & indirect)	33,932	34,831	(899)		(2.6)
Number of branches	4,995	5,022	(27)		(0.5)

Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	1,493	1,569	1,601	1,709	1,918

Net fees	831	792	763	683	642
Gains (losses) on financial transactions	217	49	98	305	88
Other operating income*	58	133	68	116	61

Gross income	2,600	2,544	2,531	2,814	2,709

Operating expenses	(1,011)	(1,012)	(1,010)	(1,005)	(1,011)
General administrative expenses	(926)	(926)	(922)	(922)	(920)
Personnel	(614)	(618)	(609)	(587)	(610)
Other general administrative expenses	(312)	(308)	(313)	(335)	(310)
Depreciation and amortisation	(86)	(86)	(87)	(84)	(91)

Net operating income	1,588	1,532	1,521	1,808	1,699

Net loan-loss provisions	(238)	(330)	(398)	(350)	(305)
Other income	10	12	(27)	(96)	(26)

Profit before taxes	1,361	1,213	1,096	1,362	1,368

Tax on profit	(360)	(329)	(298)	(339)	(370)

Profit from continuing operations	1,001	884	798	1,023	998

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,001	884	798	1,023	998

Minority interests	24	25	25	26	20

Attributable profit to the Group	977	860	773	997	978

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Balance sheet
Customer loans**	243,615	249,951	242,690	248,360	248,849
Trading portfolio (w/o loans)	52,422	58,339	58,627	70,175	65,891
Available-for-sale financial assets	7,675	6,929	9,652	11,368	14,337
Due from credit institutions**	43,282	54,909	51,021	48,381	49,166
Intangible assets and property and equipment	3,541	3,547	3,544	3,640	3,588
Other assets	7,179	8,128	10,243	10,788	12,182

Total assets/liabilities & shareholders’ equity	357,713	381,803	375,776	392,712	394,013

Customer deposits**	124,361	126,151	130,004	135,768	143,291
Marketable debt securities**	43,726	43,558	41,490	36,704	35,727
Subordinated debt**	2,014	2,002	1,450	1,454	1,442
Insurance liabilities	7,763	8,573	9,181	9,808	10,366
Due to credit institutions**	32,917	39,493	42,850	38,648	36,932
Other liabilities	129,564	142,856	132,521	152,505	146,350
Shareholders’ equity	17,367	19,170	18,281	17,825	19,905

Other customer funds under management	82,510	77,139	74,944	67,245	63,049

Mutual funds	60,110	55,254	51,984	44,694	41,042
Pension funds	10,107	9,915	9,819	9,734	9,273
Managed portfolios	5,864	5,050	5,580	4,316	3,788
Savings-insurance policies	6,430	6,919	7,561	8,502	8,947

Customer funds under management	252,612	248,849	247,887	241,172	243,509

**	Including all on-balance sheet balances for this item
Other information

NPL ratio	0.84	1.08	1.50	1.95	2.40
NPL coverage	202.28	164.94	128.79	98.48	80.84

Sovereign
Million euros

Q1 ’09
Income statement
Net interest income	203

Net fees	70
Gains (losses) on financial transactions	(10)
Other operating income*	(6)

Gross income	257

Operating expenses	(191)
General administrative expenses	(169)
Personnel	(105)
Other general administrative expenses	(64)
Depreciation and amortisation	(22)

Net operating income	65

Net loan-loss provisions	(94)
Other income	(1)

Profit before taxes	(29)

Tax on profit	10

Profit from continuing operations	(20)

Net profit from discontinued operations	—

Consolidated profit	(20)

Minority interests	—

Attributable profit to the Group	(20)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.09
Balance sheet
Customer loans**	41,466
Trading portfolio (w/o loans)	346
Available-for-sale financial assets	6,531
Due from credit institutions**	284
Intangible assets and property and equipment	590
Other assets	7,920

Total assets/liabilities & shareholders’ equity	57,137

Customer deposits**	38,108
Marketable debt securities**	12,150
Subordinated debt**	1,811
Insurance liabilities	—
Due to credit institutions**	1,864
Other liabilities	1,443
Shareholders’ equity	1,760

Other customer funds under management	589

Mutual funds	—
Pension funds	—
Managed portfolios	589
Savings-insurance policies	—

Customer funds under management	52,659

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	—
Efficiency ratio (with amortisations)	74.52
NPL ratio	3.98
NPL coverage	65.85
Number of employees (direct & indirect)	10,175
Number of branches	750

Sovereign
Million euros

Q1 ’09
Income statement
Net interest income	203

Net fees	70
Gains (losses) on financial transactions	(10)
Other operating income*	(6)

Gross income	257

Operating expenses	(191)
General administrative expenses	(169)
Personnel	(105)
Other general administrative expenses	(64)
Depreciation and amortisation	(22)

Net operating income	65

Net loan-loss provisions	(94)
Other income	(1)

Profit before taxes	(29)

Tax on profit	10

Profit from continuing operations	(20)

Net profit from discontinued operations	—

Consolidated profit	(20)

Minority interests	—

Attributable profit to the Group	(20)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.09
Balance sheet
Customer loans**	41,466
Trading portfolio (w/o loans)	346
Available-for-sale financial assets	6,531
Due from credit institutions**	284
Intangible assets and property and equipment	590
Other assets	7,920

Total assets/liabilities & shareholders’ equity	57,137

Customer deposits**	38,108
Marketable debt securities**	12,150
Subordinated debt**	1,811
Insurance liabilities	—
Due to credit institutions**	1,864
Other liabilities	1,443
Shareholders’ equity	1,760

Other customer funds under management	589

Mutual funds	—
Pension funds	—
Managed portfolios	589
Savings-insurance policies	—

Customer funds under management	52,659

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	3.98
NPL coverage	65.85

Sovereign
Million dollars

Q1 ’09
Income statement
Net interest income	264

Net fees	91
Gains (losses) on financial transactions	(13)
Other operating income*	(8)

Gross income	334

Operating expenses	(249)
General administrative expenses	(220)
Personnel	(136)
Other general administrative expenses	(84)
Depreciation and amortisation	(29)

Net operating income	85

Net loan-loss provisions	(122)
Other income	(1)

Profit before taxes	(38)

Tax on profit	12

Profit from continuing operations	(25)

Net profit from discontinued operations	—

Consolidated profit	(25)

Minority interests	—

Attributable profit to the Group	(25)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.09
Balance sheet
Customer loans**	55,183
Trading portfolio (w/o loans)	461
Available-for-sale financial assets	8,691
Due from credit institutions**	378
Intangible assets and property and equipment	785
Other assets	10,540

Total assets/liabilities & shareholders’ equity	76,037

Customer deposits**	50,715
Marketable debt securities**	16,169
Subordinated debt**	2,411
Insurance liabilities	—
Due to credit institutions**	2,481
Other liabilities	1,921
Shareholders’ equity	2,342

Other customer funds under management	784

Mutual funds	—
Pension funds	—
Managed portfolios	784
Savings-insurance policies	—

Customer funds under management	70,078

**	Including all on-balance sheet balances for this item

Sovereign
Million dollars

Q1 ’09
Income statement
Net interest income	264

Net fees	91
Gains (losses) on financial transactions	(13)
Other operating income*	(8)

Gross income	334

Operating expenses	(249)
General administrative expenses	(220)
Personnel	(136)
Other general administrative expenses	(84)
Depreciation and amortisation	(29)

Net operating income	85

Net loan-loss provisions	(122)
Other income	(1)

Profit before taxes	(38)

Tax on profit	12

Profit from continuing operations	(25)

Net profit from discontinued operations	—

Consolidated profit	(25)

Minority interests	—

Attributable profit to the Group	(25)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.03.09
Balance sheet
Customer loans**	55,183
Trading portfolio (w/o loans)	461
Available-for-sale financial assets	8,691
Due from credit institutions**	378
Intangible assets and property and equipment	785
Other assets	10,540

Total assets/liabilities & shareholders’ equity	76,037

Customer deposits**	50,715
Marketable debt securities**	16,169
Subordinated debt**	2,411
Insurance liabilities	—
Due to credit institutions**	2,481
Other liabilities	1,921
Shareholders’ equity	2,342

Other customer funds under management	784

Mutual funds	—
Pension funds	—
Managed portfolios	784
Savings-insurance policies	—

Customer funds under management	70,078

**	Including all on-balance sheet balances for this item

Retail Banking
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	6,228	5,227	1,001	19.2

Net fees	1,823	1,942	(120)	(6.2)
Gains (losses) on financial transactions	368	298	70	23.4
Other operating income*	16	17	(1)	(6.9)

Gross income	8,434	7,485	950	12.7

Operating expenses	(3,493)	(3,192)	(301)	9.4
General administrative expenses	(3,168)	(2,938)	(230)	7.8
Personnel	(1,820)	(1,672)	(147)	8.8
Other general administrative expenses	(1,349)	(1,266)	(83)	6.6
Depreciation and amortisation	(325)	(254)	(71)	28.0

Net operating income	4,942	4,293	649	15.1

Net loan-loss provisions	(2,194)	(1,253)	(940)	75.0
Other income	(191)	(208)	16	(7.9)

Profit before taxes	2,557	2,832	(275)	(9.7)

Tax on profit	(620)	(721)	101	(14.0)

Profit from continuing operations	1,936	2,111	(174)	(8.3)

Net profit from discontinued operations	(14)	1	(15)	—

Consolidated profit	1,922	2,111	(190)	(9.0)

Minority interests	94	130	(37)	(28.1)

Attributable profit to the Group	1,828	1,981	(153)	(7.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Business volumes
Total assets	807,693	633,552	174,141	27.5
Customer loans	608,118	500,276	107,842	21.6
Customer deposits	415,454	289,828	125,626	43.3

Retail Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	5,227	5,282	5,509	5,470	6,228

Net fees	1,942	1,908	2,021	1,771	1,823
Gains (losses) on financial transactions	298	296	191	167	368
Other operating income*	17	35	(7)	66	16

Gross income	7,485	7,522	7,713	7,473	8,434

Operating expenses	(3,192)	(3,204)	(3,355)	(3,273)	(3,493)
General administrative expenses	(2,938)	(2,927)	(3,059)	(3,005)	(3,168)
Personnel	(1,672)	(1,704)	(1,742)	(1,673)	(1,820)
Other general administrative expenses	(1,266)	(1,224)	(1,317)	(1,333)	(1,349)
Depreciation and amortisation	(254)	(277)	(296)	(267)	(325)

Net operating income	4,293	4,318	4,358	4,201	4,942

Net loan-loss provisions	(1,253)	(1,526)	(1,754)	(1,874)	(2,194)
Other income	(208)	(176)	(140)	(282)	(191)

Profit before taxes	2,832	2,615	2,464	2,045	2,557

Tax on profit	(721)	(640)	(498)	(320)	(620)

Profit from continuing operations	2,111	1,975	1,966	1,725	1,936

Net profit from discontinued operations	1	2	2	(18)	(14)

Consolidated profit	2,111	1,977	1,967	1,707	1,922

Minority interests	130	133	124	65	94

Attributable profit to the Group	1,981	1,844	1,843	1,643	1,828

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09

Business volumes
Total assets	633,552	656,552	693,831	740,118	807,693
Customer loans	500,276	519,532	527,276	557,907	608,118
Customer deposits	289,828	306,731	344,321	368,069	415,454

Retail Banking Continental Europe
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	2,580	2,000	580	29.0

Net fees	779	864	(85)	(9.8)
Gains (losses) on financial transactions	110	110	(0)	(0.3)
Other operating income*	25	33	(8)	(23.3)

Gross income	3,495	3,007	488	16.2

Operating expenses	(1,294)	(1,174)	(120)	10.3
General administrative expenses	(1,172)	(1,065)	(107)	10.0
Personnel	(739)	(678)	(60)	8.9
Other general administrative expenses	(433)	(387)	(46)	12.0
Depreciation and amortisation	(122)	(109)	(14)	12.7

Net operating income	2,201	1,833	367	20.0

Net loan-loss provisions	(771)	(461)	(311)	67.4
Other income	(11)	(4)	(7)	203.4

Profit before taxes	1,418	1,369	49	3.6

Tax on profit	(367)	(362)	(5)	1.4

Profit from continuing operations	1,051	1,006	44	4.4

Net profit from discontinued operations	(18)	—	(18)	—

Consolidated profit	1,033	1,006	27	2.6

Minority interests	24	25	(2)	(7.5)

Attributable profit to the Group	1,010	981	29	2.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	2,000	2,032	2,103	2,277	2,580

Net fees	864	860	894	773	779
Gains (losses) on financial transactions	110	133	131	38	110
Other operating income*	33	56	30	101	25

Gross income	3,007	3,080	3,159	3,190	3,495

Operating expenses	(1,174)	(1,174)	(1,202)	(1,205)	(1,294)
General administrative expenses	(1,065)	(1,062)	(1,091)	(1,096)	(1,172)
Personnel	(678)	(688)	(696)	(676)	(739)
Other general administrative expenses	(387)	(374)	(396)	(420)	(433)
Depreciation and amortisation	(109)	(112)	(111)	(109)	(122)

Net operating income	1,833	1,907	1,957	1,985	2,201

Net loan-loss provisions	(461)	(551)	(682)	(643)	(771)
Other income	(4)	3	(26)	(113)	(11)

Profit before taxes	1,369	1,359	1,249	1,229	1,418

Tax on profit	(362)	(360)	(323)	(292)	(367)

Profit from continuing operations	1,006	999	926	937	1,051

Net profit from discontinued operations	—	—	—	(21)	(18)

Consolidated profit	1,006	999	926	916	1,033

Minority interests	25	26	24	29	24

Attributable profit to the Group	981	974	902	887	1,010

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	1,631	1,362	268	19.7

Net fees	501	666	(166)	(24.8)
Gains (losses) on financial transactions	91	101	(9)	(9.3)
Other operating income*	2	19	(17)	(87.2)

Gross income	2,225	2,148	77	3.6

Operating expenses	(870)	(866)	(4)	0.5
General administrative expenses	(792)	(793)	1	(0.1)
Personnel	(530)	(530)	(0)	0.0
Other general administrative expenses	(262)	(263)	1	(0.4)
Depreciation and amortisation	(78)	(73)	(5)	6.9

Net operating income	1,355	1,282	73	5.7

Net loan-loss provisions	(301)	(229)	(72)	31.2
Other income	(21)	2	(23)	—

Profit before taxes	1,033	1,055	(22)	(2.0)

Tax on profit	(277)	(276)	(2)	0.6

Profit from continuing operations	756	779	(23)	(3.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	756	779	(23)	(3.0)

Minority interests	19	23	(4)	(17.9)

Attributable profit to the Group	737	756	(19)	(2.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	1,362	1,391	1,381	1,493	1,631

Net fees	666	637	631	548	501
Gains (losses) on financial transactions	101	121	98	34	91
Other operating income*	19	47	14	82	2

Gross income	2,148	2,195	2,124	2,157	2,225

Operating expenses	(866)	(869)	(863)	(868)	(870)
General administrative expenses	(793)	(795)	(789)	(798)	(792)
Personnel	(530)	(535)	(526)	(513)	(530)
Other general administrative expenses	(263)	(259)	(263)	(285)	(262)
Depreciation and amortisation	(73)	(74)	(74)	(70)	(78)

Net operating income	1,282	1,327	1,260	1,289	1,355

Net loan-loss provisions	(229)	(307)	(395)	(284)	(301)
Other income	2	15	(16)	(99)	(21)

Profit before taxes	1,055	1,035	849	906	1,033

Tax on profit	(276)	(279)	(230)	(218)	(277)

Profit from continuing operations	779	756	619	688	756

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	779	756	619	688	756

Minority interests	23	23	22	26	19

Attributable profit to the Group	756	733	597	662	737

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	195	180	15	8.3

Net fees	72	79	(8)	(9.5)
Gains (losses) on financial transactions	0	9	(9)	(98.7)
Other operating income*	8	5	3	67.8

Gross income	275	273	2	0.7

Operating expenses	(121)	(122)	1	(0.6)
General administrative expenses	(105)	(106)	1	(0.7)
Personnel	(72)	(69)	(3)	4.4
Other general administrative expenses	(32)	(36)	4	(10.6)
Depreciation and amortisation	(16)	(16)	0	(0.0)

Net operating income	154	151	3	1.8

Net loan-loss provisions	(12)	1	(13)	—
Other income	(6)	(4)	(2)	64.8

Profit before taxes	135	148	(13)	(8.8)

Tax on profit	(23)	(26)	3	(12.7)

Profit from continuing operations	112	122	(10)	(8.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	112	122	(10)	(8.0)

Minority interests	0	0	(0)	(12.8)

Attributable profit to the Group	112	122	(10)	(8.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	180	173	177	181	195

Net fees	79	76	75	68	72
Gains (losses) on financial transactions	9	2	8	1	0
Other operating income*	5	4	4	7	8

Gross income	273	255	263	257	275

Operating expenses	(122)	(124)	(125)	(126)	(121)
General administrative expenses	(106)	(106)	(109)	(108)	(105)
Personnel	(69)	(73)	(73)	(74)	(72)
Other general administrative expenses	(36)	(32)	(36)	(34)	(32)
Depreciation and amortisation	(16)	(18)	(16)	(17)	(16)

Net operating income	151	131	139	131	154

Net loan-loss provisions	1	(7)	1	(8)	(12)
Other income	(4)	(10)	(8)	(4)	(6)

Profit before taxes	148	114	131	119	135

Tax on profit	(26)	(11)	(16)	(22)	(23)

Profit from continuing operations	122	103	116	97	112

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	122	103	116	97	112

Minority interests	0	0	0	0	0

Attributable profit to the Group	122	102	115	97	112

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	3.43	3.33	3.27	3.05	2.35
Spread loans	1.47	1.39	1.37	1.48	1.61
Spread deposits	1.96	1.94	1.90	1.57	0.74

Retail Banking United Kingdom
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	871	568	303	53.3

Net fees	221	201	19	9.6
Gains (losses) on financial transactions	42	22	20	90.1
Other operating income*	7	15	(8)	(54.4)

Gross income	1,141	807	334	41.4

Operating expenses	(512)	(387)	(125)	32.3
General administrative expenses	(461)	(364)	(98)	26.9
Personnel	(276)	(218)	(57)	26.3
Other general administrative expenses	(186)	(145)	(40)	27.8
Depreciation and amortisation	(51)	(24)	(27)	114.8

Net operating income	628	419	209	49.8

Net loan-loss provisions	(210)	(72)	(137)	189.1
Other income	1	13	(12)	(93.6)

Profit before taxes	419	360	60	16.6

Tax on profit	(107)	(91)	(15)	16.7

Profit from continuing operations	313	268	45	16.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	313	268	45	16.6

Minority interests	—	—	—	—

Attributable profit to the Group	313	268	45	16.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	568	554	596	620	871

Net fees	201	200	213	208	221
Gains (losses) on financial transactions	22	15	15	27	42
Other operating income*	15	14	15	6	7

Gross income	807	783	838	861	1,141

Operating expenses	(387)	(377)	(392)	(412)	(512)
General administrative expenses	(364)	(333)	(345)	(379)	(461)
Personnel	(218)	(219)	(226)	(245)	(276)
Other general administrative expenses	(145)	(114)	(119)	(134)	(186)
Depreciation and amortisation	(24)	(45)	(48)	(33)	(51)

Net operating income	419	406	446	449	628

Net loan-loss provisions	(72)	(81)	(101)	(131)	(210)
Other income	13	(5)	(2)	(3)	1

Profit before taxes	360	319	343	316	419

Tax on profit	(91)	(78)	(89)	(82)	(107)

Profit from continuing operations	268	241	254	234	313

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	268	241	254	234	313

Minority interests	—	—	—	—	—

Attributable profit to the Group	268	241	254	234	313

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.00	1.95	2.01	2.02	2.04
Spread loans	0.66	0.70	0.77	0.88	1.13
Spread deposits	1.34	1.25	1.24	1.14	0.91

Retail Banking United Kingdom
Million pound sterling

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	791	430	361	83.9

Net fees	200	152	48	31.5
Gains (losses) on financial transactions	38	17	21	128.1
Other operating income*	6	11	(5)	(45.3)

Gross income	1,036	611	425	69.7

Operating expenses	(465)	(293)	(172)	58.7
General administrative expenses	(419)	(275)	(144)	52.3
Personnel	(250)	(165)	(85)	51.5
Other general administrative expenses	(169)	(110)	(59)	53.4
Depreciation and amortisation	(46)	(18)	(28)	157.8

Net operating income	571	317	253	79.8

Net loan-loss provisions	(190)	(55)	(135)	246.8
Other income	1	10	(9)	(92.4)

Profit before taxes	381	272	109	40.0

Tax on profit	(97)	(69)	(28)	40.0

Profit from continuing operations	284	203	81	39.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	284	203	81	39.9

Minority interests	—	—	—	—

Attributable profit to the Group	284	203	81	39.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	430	439	473	515	791

Net fees	152	158	169	173	200
Gains (losses) on financial transactions	17	12	12	22	38
Other operating income*	11	11	12	6	6

Gross income	611	621	666	716	1,036

Operating expenses	(293)	(299)	(312)	(343)	(465)
General administrative expenses	(275)	(264)	(274)	(315)	(419)
Personnel	(165)	(173)	(180)	(204)	(250)
Other general administrative expenses	(110)	(91)	(94)	(111)	(169)
Depreciation and amortisation	(18)	(35)	(38)	(28)	(46)

Net operating income	317	322	354	373	571

Net loan-loss provisions	(55)	(64)	(80)	(107)	(190)
Other income	10	(4)	(2)	(2)	1

Profit before taxes	272	254	272	264	381

Tax on profit	(69)	(62)	(70)	(69)	(97)

Profit from continuing operations	203	191	202	196	284

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	203	191	202	196	284

Minority interests	—	—	—	—	—

Attributable profit to the Group	203	191	202	196	284

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	2,574	2,659	(85)	(3.2)

Net fees	753	877	(124)	(14.2)
Gains (losses) on financial transactions	225	166	60	36.0
Other operating income*	(10)	(31)	21	(68.2)

Gross income	3,542	3,671	(129)	(3.5)

Operating expenses	(1,495)	(1,631)	136	(8.3)
General administrative expenses	(1,366)	(1,509)	143	(9.5)
Personnel	(701)	(776)	75	(9.7)
Other general administrative expenses	(665)	(733)	68	(9.3)
Depreciation and amortisation	(129)	(121)	(8)	6.3

Net operating income	2,048	2,040	7	0.3

Net loan-loss provisions	(1,119)	(720)	(399)	55.4
Other income	(180)	(217)	37	(16.9)

Profit before taxes	748	1,104	(355)	(32.2)

Tax on profit	(156)	(267)	111	(41.7)

Profit from continuing operations	592	836	(244)	(29.2)

Net profit from discontinued operations	3	1	3	414.5

Consolidated profit	596	837	(241)	(28.8)

Minority interests	70	105	(35)	(33.1)

Attributable profit to the Group	525	732	(206)	(28.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	2,659	2,696	2,810	2,573	2,574

Net fees	877	849	914	789	753
Gains (losses) on financial transactions	166	148	45	102	225
Other operating income*	(31)	(35)	(53)	(41)	(10)

Gross income	3,671	3,658	3,716	3,422	3,542

Operating expenses	(1,631)	(1,653)	(1,761)	(1,656)	(1,495)
General administrative expenses	(1,509)	(1,533)	(1,623)	(1,530)	(1,366)
Personnel	(776)	(797)	(820)	(751)	(701)
Other general administrative expenses	(733)	(736)	(803)	(779)	(665)
Depreciation and amortisation	(121)	(120)	(138)	(125)	(129)

Net operating income	2,040	2,005	1,955	1,767	2,048

Net loan-loss provisions	(720)	(894)	(971)	(1,100)	(1,119)
Other income	(217)	(174)	(112)	(166)	(180)

Profit before taxes	1,104	936	872	500	748

Tax on profit	(267)	(202)	(87)	54	(156)

Profit from continuing operations	836	734	786	554	592

Net profit from discontinued operations	1	2	2	3	3

Consolidated profit	837	736	787	558	596

Minority interests	105	107	100	36	70

Attributable profit to the Group	732	629	687	522	525

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	3,351	3,980	(628)	(15.8)

Net fees	980	1,313	(333)	(25.3)
Gains (losses) on financial transactions	294	248	45	18.3
Other operating income*	(13)	(46)	33	(72.4)

Gross income	4,612	5,495	(883)	(16.1)

Operating expenses	(1,946)	(2,441)	494	(20.3)
General administrative expenses	(1,778)	(2,259)	481	(21.3)
Personnel	(912)	(1,161)	249	(21.4)
Other general administrative expenses	(866)	(1,098)	232	(21.1)
Depreciation and amortisation	(168)	(182)	14	(7.5)

Net operating income	2,666	3,054	(388)	(12.7)

Net loan-loss provisions	(1,457)	(1,078)	(379)	35.2
Other income	(234)	(324)	90	(27.7)

Profit before taxes	975	1,652	(678)	(41.0)

Tax on profit	(203)	(400)	197	(49.3)

Profit from continuing operations	771	1,252	(480)	(38.4)

Net profit from discontinued operations	4	1	3	347.6

Consolidated profit	776	1,253	(477)	(38.1)

Minority interests	91	157	(66)	(41.8)

Attributable profit to the Group	684	1,096	(411)	(37.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	3,980	4,209	4,222	3,308	3,351

Net fees	1,313	1,326	1,374	1,007	980
Gains (losses) on financial transactions	248	232	66	129	294
Other operating income*	(46)	(55)	(80)	(54)	(13)

Gross income	5,495	5,713	5,582	4,390	4,612

Operating expenses	(2,441)	(2,580)	(2,647)	(2,140)	(1,946)
General administrative expenses	(2,259)	(2,393)	(2,439)	(1,978)	(1,778)
Personnel	(1,161)	(1,244)	(1,233)	(965)	(912)
Other general administrative expenses	(1,098)	(1,149)	(1,207)	(1,013)	(866)
Depreciation and amortisation	(182)	(188)	(207)	(162)	(168)

Net operating income	3,054	3,132	2,935	2,250	2,666

Net loan-loss provisions	(1,078)	(1,391)	(1,461)	(1,466)	(1,457)
Other income	(324)	(274)	(167)	(215)	(234)

Profit before taxes	1,652	1,468	1,308	569	975

Tax on profit	(400)	(318)	(128)	111	(203)

Profit from continuing operations	1,252	1,150	1,180	679	771

Net profit from discontinued operations	1	3	2	5	4

Consolidated profit	1,253	1,153	1,182	684	776

Minority interests	157	167	150	35	91

Attributable profit to the Group	1,096	986	1,032	649	684

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	1,577	1,654	(77)	(4.6)

Net fees	419	511	(92)	(18.0)
Gains (losses) on financial transactions	103	44	59	133.1
Other operating income*	21	0	20	—

Gross income	2,119	2,209	(90)	(4.1)

Operating expenses	(889)	(1,049)	159	(15.2)
General administrative expenses	(815)	(979)	164	(16.7)
Personnel	(403)	(480)	77	(16.0)
Other general administrative expenses	(412)	(499)	87	(17.4)
Depreciation and amortisation	(74)	(70)	(5)	6.6

Net operating income	1,230	1,160	69	6.0

Net loan-loss provisions	(675)	(431)	(245)	56.8
Other income	(166)	(163)	(3)	2.0

Profit before taxes	388	567	(178)	(31.5)

Tax on profit	(118)	(202)	83	(41.3)

Profit from continuing operations	270	365	(95)	(26.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	270	365	(95)	(26.1)

Minority interests	3	12	(9)	(78.3)

Attributable profit to the Group	267	353	(86)	(24.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	1,654	1,682	1,716	1,498	1,577

Net fees	511	476	545	416	419
Gains (losses) on financial transactions	44	24	(12)	2	103
Other operating income*	0	(13)	(15)	(16)	21

Gross income	2,209	2,168	2,234	1,900	2,119

Operating expenses	(1,049)	(1,063)	(1,137)	(988)	(889)
General administrative expenses	(979)	(992)	(1,056)	(922)	(815)
Personnel	(480)	(490)	(514)	(439)	(403)
Other general administrative expenses	(499)	(502)	(542)	(482)	(412)
Depreciation and amortisation	(70)	(71)	(81)	(67)	(74)

Net operating income	1,160	1,106	1,097	911	1,230

Net loan-loss provisions	(431)	(521)	(573)	(618)	(675)
Other income	(163)	(176)	(101)	(149)	(166)

Profit before taxes	567	409	423	144	388

Tax on profit	(202)	(107)	(109)	70	(118)

Profit from continuing operations	365	303	314	214	270

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	365	303	314	214	270

Minority interests	12	11	10	5	3

Attributable profit to the Group	353	292	304	209	267

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.76	16.44	16.29	16.87	17.01

Spread loans	15.51	15.20	15.00	15.59	15.94
Spread deposits	1.25	1.24	1.29	1.28	1.07

Retail Banking Brazil
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	2,053	2,475	(422)	(17.0)

Net fees	545	765	(219)	(28.7)
Gains (losses) on financial transactions	134	66	68	102.8
Other operating income*	27	0	26	—

Gross income	2,759	3,306	(547)	(16.6)

Operating expenses	(1,158)	(1,569)	411	(26.2)
General administrative expenses	(1,061)	(1,465)	404	(27.6)
Personnel	(525)	(718)	194	(26.9)
Other general administrative expenses	(536)	(746)	210	(28.2)
Depreciation and amortisation	(97)	(105)	8	(7.3)

Net operating income	1,601	1,737	(136)	(7.8)

Net loan-loss provisions	(879)	(645)	(234)	36.4
Other income	(216)	(244)	27	(11.3)

Profit before taxes	506	848	(343)	(40.4)

Tax on profit	(154)	(302)	148	(48.9)

Profit from continuing operations	351	546	(195)	(35.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	351	546	(195)	(35.7)

Minority interests	3	17	(14)	(81.1)

Attributable profit to the Group	348	529	(181)	(34.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	2,475	2,626	2,579	1,909	2,053

Net fees	765	744	819	523	545
Gains (losses) on financial transactions	66	38	(19)	(0)	134
Other operating income*	0	(21)	(23)	(22)	27

Gross income	3,306	3,387	3,356	2,410	2,759

Operating expenses	(1,569)	(1,659)	(1,709)	(1,265)	(1,158)
General administrative expenses	(1,465)	(1,549)	(1,587)	(1,179)	(1,061)
Personnel	(718)	(765)	(773)	(560)	(525)
Other general administrative expenses	(746)	(784)	(814)	(620)	(536)
Depreciation and amortisation	(105)	(110)	(121)	(85)	(97)

Net operating income	1,737	1,728	1,648	1,145	1,601

Net loan-loss provisions	(645)	(810)	(863)	(819)	(879)
Other income	(244)	(274)	(151)	(193)	(216)

Profit before taxes	848	644	634	133	506

Tax on profit	(302)	(169)	(163)	126	(154)

Profit from continuing operations	546	475	471	259	351

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	546	475	471	259	351

Minority interests	17	16	15	5	3

Attributable profit to the Group	529	458	456	253	348

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	4,758	4,302	456	10.6

Net fees	1,264	1,329	(65)	(4.9)
Gains (losses) on financial transactions	310	115	195	170.4
Other operating income*	62	1	61	—

Gross income	6,394	5,747	648	11.3

Operating expenses	(2,684)	(2,728)	44	(1.6)
General administrative expenses	(2,459)	(2,546)	87	(3.4)
Personnel	(1,216)	(1,249)	32	(2.6)
Other general administrative expenses	(1,243)	(1,297)	55	(4.2)
Depreciation and amortisation	(225)	(182)	(43)	23.6

Net operating income	3,711	3,019	692	22.9

Net loan-loss provisions	(2,038)	(1,121)	(917)	81.8
Other income	(501)	(424)	(78)	18.3

Profit before taxes	1,172	1,475	(303)	(20.5)

Tax on profit	(357)	(525)	168	(31.9)

Profit from continuing operations	814	950	(135)	(14.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	814	950	(135)	(14.2)

Minority interests	8	30	(23)	(74.9)

Attributable profit to the Group	807	919	(113)	(12.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	4,302	4,352	4,280	4,471	4,758

Net fees	1,329	1,230	1,361	1,253	1,264
Gains (losses) on financial transactions	115	62	(34)	11	310
Other operating income*	1	(35)	(38)	(46)	62

Gross income	5,747	5,609	5,569	5,690	6,394

Operating expenses	(2,728)	(2,749)	(2,838)	(2,942)	(2,684)
General administrative expenses	(2,546)	(2,567)	(2,636)	(2,743)	(2,459)
Personnel	(1,249)	(1,268)	(1,284)	(1,312)	(1,216)
Other general administrative expenses	(1,297)	(1,299)	(1,352)	(1,432)	(1,243)
Depreciation and amortisation	(182)	(182)	(202)	(198)	(225)

Net operating income	3,019	2,860	2,732	2,748	3,711

Net loan-loss provisions	(1,121)	(1,347)	(1,435)	(1,790)	(2,038)
Other income	(424)	(455)	(248)	(438)	(501)

Profit before taxes	1,475	1,058	1,049	520	1,172

Tax on profit	(525)	(275)	(268)	145	(357)

Profit from continuing operations	950	783	781	665	814

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	950	783	781	665	814

Minority interests	30	27	25	16	8

Attributable profit to the Group	919	756	756	649	807

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%

Income statement
Net interest income	354	392	(38)	(9.7)

Net fees	100	128	(27)	(21.5)
Gains (losses) on financial transactions	38	78	(40)	(51.4)
Other operating income*	(13)	(12)	(1)	7.8

Gross income	479	586	(107)	(18.2)

Operating expenses	(180)	(204)	24	(11.7)
General administrative expenses	(162)	(183)	21	(11.7)
Personnel	(83)	(98)	15	(15.5)
Other general administrative expenses	(79)	(85)	6	(7.3)
Depreciation and amortisation	(18)	(20)	2	(11.9)

Net operating income	300	382	(83)	(21.6)

Net loan-loss provisions	(215)	(140)	(76)	54.1
Other income	(4)	(8)	4	(46.0)

Profit before taxes	80	235	(155)	(65.9)

Tax on profit	(4)	(31)	27	(88.3)

Profit from continuing operations	77	204	(128)	(62.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	77	204	(128)	(62.5)

Minority interests	35	61	(26)	(42.0)

Attributable profit to the Group	41	143	(102)	(71.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	392	404	440	423	354

Net fees	128	138	134	116	100
Gains (losses) on financial transactions	78	116	31	19	38
Other operating income*	(12)	(11)	(14)	(19)	(13)

Gross income	586	648	590	539	479

Operating expenses	(204)	(196)	(226)	(235)	(180)
General administrative expenses	(183)	(176)	(204)	(212)	(162)
Personnel	(98)	(98)	(102)	(97)	(83)
Other general administrative expenses	(85)	(78)	(101)	(115)	(79)
Depreciation and amortisation	(20)	(20)	(23)	(23)	(18)

Net operating income	382	452	364	304	300

Net loan-loss provisions	(140)	(209)	(244)	(274)	(215)
Other income	(8)	(5)	24	(16)	(4)

Profit before taxes	235	237	145	14	80

Tax on profit	(31)	(51)	49	9	(4)

Profit from continuing operations	204	186	193	23	77

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	204	186	193	23	77

Minority interests	61	61	48	4	35

Attributable profit to the Group	143	126	145	19	41

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other Information
Spread	14.71	14.90	14.70	14.27	14.19

Spread loans	11.19	11.44	10.99	10.69	10.83
Spread deposits	3.52	3.46	3.71	3.58	3.36

Retail Banking Mexico
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	461	587	(126)	(21.5)

Net fees	130	191	(61)	(31.8)
Gains (losses) on financial transactions	49	117	(68)	(57.7)
Other operating income*	(17)	(18)	1	(6.2)

Gross income	624	877	(253)	(28.8)

Operating expenses	(234)	(305)	71	(23.2)
General administrative expenses	(211)	(274)	64	(23.2)
Personnel	(108)	(147)	39	(26.5)
Other general administrative expenses	(102)	(127)	25	(19.4)
Depreciation and amortisation	(23)	(31)	7	(23.4)

Net operating income	390	572	(182)	(31.8)

Net loan-loss provisions	(280)	(209)	(71)	34.1
Other income	(6)	(12)	6	(53.1)

Profit before taxes	104	352	(247)	(70.3)

Tax on profit	(5)	(46)	41	(89.8)

Profit from continuing operations	100	305	(206)	(67.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	100	305	(206)	(67.4)

Minority interests	46	92	(45)	(49.6)

Attributable profit to the Group	53	214	(160)	(75.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	587	631	662	550	461

Net fees	191	215	201	147	130
Gains (losses) on financial transactions	117	180	45	15	49
Other operating income*	(18)	(17)	(22)	(26)	(17)

Gross income	877	1,009	886	687	624

Operating expenses	(305)	(306)	(340)	(309)	(234)
General administrative expenses	(274)	(275)	(306)	(279)	(211)
Personnel	(147)	(153)	(154)	(126)	(108)
Other general administrative expenses	(127)	(122)	(152)	(153)	(102)
Depreciation and amortisation	(31)	(32)	(34)	(30)	(23)

Net operating income	572	703	546	378	390

Net loan-loss provisions	(209)	(325)	(367)	(367)	(280)
Other income	(12)	(7)	37	(24)	(6)

Profit before taxes	352	371	216	(14)	104

Tax on profit	(46)	(79)	74	15	(5)

Profit from continuing operations	305	292	290	1	100

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	305	292	290	1	100

Minority interests	92	95	72	(3)	46

Attributable profit to the Group	214	197	218	4	53

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	6,636	6,346	290	4.6

Net fees	1,875	2,064	(188)	(9.1)
Gains (losses) on financial transactions	712	1,266	(553)	(43.7)
Other operating income*	(240)	(192)	(48)	24.9

Gross income	8,984	9,484	(499)	(5.3)

Operating expenses	(3,368)	(3,295)	(73)	2.2
General administrative expenses	(3,032)	(2,965)	(67)	2.2
Personnel	(1,558)	(1,592)	34	(2.1)
Other general administrative expenses	(1,474)	(1,373)	(101)	7.3
Depreciation and amortisation	(337)	(330)	(7)	2.0

Net operating income	5,616	6,188	(573)	(9.3)

Net loan-loss provisions	(4,034)	(2,260)	(1,774)	78.5
Other income	(79)	(127)	48	(37.5)

Profit before taxes	1,502	3,801	(2,299)	(60.5)

Tax on profit	(68)	(499)	431	(86.5)

Profit from continuing operations	1,435	3,302	(1,868)	(56.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,435	3,302	(1,868)	(56.6)

Minority interests	665	991	(326)	(32.9)

Attributable profit to the Group	769	2,312	(1,542)	(66.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	6,346	6,585	6,832	7,224	6,636

Net fees	2,064	2,250	2,072	1,993	1,875
Gains (losses) on financial transactions	1,266	1,893	444	372	712
Other operating income*	(192)	(178)	(224)	(320)	(240)

Gross income	9,484	10,549	9,125	9,270	8,984

Operating expenses	(3,295)	(3,196)	(3,516)	(3,993)	(3,368)
General administrative expenses	(2,965)	(2,863)	(3,164)	(3,602)	(3,032)
Personnel	(1,592)	(1,594)	(1,587)	(1,664)	(1,558)
Other general administrative expenses	(1,373)	(1,268)	(1,577)	(1,938)	(1,474)
Depreciation and amortisation	(330)	(333)	(352)	(391)	(337)

Net operating income	6,188	7,353	5,609	5,277	5,616

Net loan-loss provisions	(2,260)	(3,407)	(3,808)	(4,613)	(4,034)
Other income	(127)	(77)	392	(261)	(79)

Profit before taxes	3,801	3,869	2,192	402	1,502

Tax on profit	(499)	(831)	796	136	(68)

Profit from continuing operations	3,302	3,038	2,988	538	1,435

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	3,302	3,038	2,988	538	1,435

Minority interests	991	986	733	119	665

Attributable profit to the Group	2,312	2,052	2,255	419	769

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	233	274	(41)	(14.8)

Net fees	73	78	(6)	(7.1)
Gains (losses) on financial transactions	45	13	33	259.1
Other operating income*	(1)	(5)	4	(87.0)

Gross income	350	360	(9)	(2.6)

Operating expenses	(127)	(135)	8	(6.2)
General administrative expenses	(112)	(121)	9	(7.2)
Personnel	(68)	(74)	6	(8.1)
Other general administrative expenses	(44)	(47)	3	(5.8)
Depreciation and amortisation	(14)	(14)	(0)	2.2

Net operating income	224	225	(1)	(0.4)

Net loan-loss provisions	(128)	(75)	(53)	70.6
Other income	7	11	(3)	(32.5)

Profit before taxes	103	160	(58)	(35.9)

Tax on profit	(17)	(17)	(0)	2.6

Profit from continuing operations	85	143	(58)	(40.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	85	143	(58)	(40.5)

Minority interests	28	30	(2)	(6.3)

Attributable profit to the Group	57	113	(56)	(49.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	274	287	311	271	233

Net fees	78	75	72	68	73
Gains (losses) on financial transactions	13	(1)	3	33	45
Other operating income*	(5)	0	(12)	5	(1)

Gross income	360	362	374	377	350

Operating expenses	(135)	(141)	(132)	(119)	(127)
General administrative expenses	(121)	(129)	(120)	(106)	(112)
Personnel	(74)	(81)	(73)	(64)	(68)
Other general administrative expenses	(47)	(48)	(47)	(41)	(44)
Depreciation and amortisation	(14)	(13)	(12)	(13)	(14)

Net operating income	225	221	242	259	224

Net loan-loss provisions	(75)	(95)	(85)	(100)	(128)
Other income	11	2	(3)	(27)	7

Profit before taxes	160	128	153	131	103

Tax on profit	(17)	(13)	(20)	(18)	(17)

Profit from continuing operations	143	114	134	113	85

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	143	114	134	113	85

Minority interests	30	32	40	23	28

Attributable profit to the Group	113	82	94	90	57

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	8.40	8.61	8.69	8.51	7.92

Spread loans	5.33	5.45	5.24	5.35	5.90
Spread deposits	3.07	3.16	3.45	3.16	2.02

Retail Banking Chile
Million dollars

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	303	409	(106)	(25.9)

Net fees	95	117	(22)	(19.2)
Gains (losses) on financial transactions	59	19	40	212.3
Other operating income*	(1)	(7)	6	(88.7)

Gross income	456	538	(82)	(15.3)

Operating expenses	(165)	(202)	37	(18.4)
General administrative expenses	(146)	(181)	35	(19.3)
Personnel	(89)	(111)	22	(20.0)
Other general administrative expenses	(58)	(70)	13	(18.0)
Depreciation and amortisation	(19)	(21)	2	(11.1)

Net operating income	291	336	(45)	(13.4)

Net loan-loss provisions	(167)	(113)	(55)	48.4
Other income	9	16	(7)	(41.3)

Profit before taxes	134	240	(106)	(44.3)

Tax on profit	(23)	(25)	3	(10.8)

Profit from continuing operations	111	215	(103)	(48.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	111	215	(103)	(48.2)

Minority interests	37	45	(8)	(18.5)

Attributable profit to the Group	74	169	(95)	(56.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	409	448	468	348	303

Net fees	117	118	108	87	95
Gains (losses) on financial transactions	19	(1)	4	48	59
Other operating income*	(7)	1	(18)	8	(1)

Gross income	538	565	562	491	456

Operating expenses	(202)	(220)	(199)	(151)	(165)
General administrative expenses	(181)	(200)	(180)	(134)	(146)
Personnel	(111)	(126)	(109)	(82)	(89)
Other general administrative expenses	(70)	(74)	(71)	(53)	(58)
Depreciation and amortisation	(21)	(20)	(18)	(17)	(19)

Net operating income	336	345	363	340	291

Net loan-loss provisions	(113)	(148)	(128)	(132)	(167)
Other income	16	4	(5)	(40)	9

Profit before taxes	240	200	231	167	134

Tax on profit	(25)	(21)	(30)	(24)	(23)

Profit from continuing operations	215	180	201	144	111

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	215	180	201	144	111

Minority interests	45	51	60	27	37

Attributable profit to the Group	169	129	141	116	74

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	183,416	189,511	(6,095)	(3.2)

Net fees	57,170	54,123	3,047	5.6
Gains (losses) on financial transactions	35,780	8,767	27,012	308.1
Other operating income*	(475)	(3,207)	2,732	(85.2)

Gross income	275,891	249,194	26,697	10.7

Operating expenses	(99,677)	(93,497)	(6,180)	6.6
General administrative expenses	(88,451)	(83,834)	(4,617)	5.5
Personnel	(53,636)	(51,328)	(2,308)	4.5
Other general administrative expenses	(34,815)	(32,506)	(2,309)	7.1
Depreciation and amortisation	(11,226)	(9,664)	(1,562)	16.2

Net operating income	176,214	155,696	20,517	13.2

Net loan-loss provisions	(101,112)	(52,156)	(48,957)	93.9
Other income	5,713	7,448	(1,735)	(23.3)

Profit before taxes	80,815	110,988	(30,174)	(27.2)

Tax on profit	(13,642)	(11,703)	(1,938)	16.6

Profit from continuing operations	67,173	99,285	(32,112)	(32.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	67,173	99,285	(32,112)	(32.3)

Minority interests	22,411	21,048	1,362	6.5

Attributable profit to the Group	44,762	78,237	(33,474)	(42.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	189,511	209,774	239,510	226,849	183,416

Net fees	54,123	55,151	55,940	57,063	57,170
Gains (losses) on financial transactions	8,767	(550)	2,084	25,715	35,780
Other operating income*	(3,207)	244	(8,589)	3,079	(475)

Gross income	249,194	264,620	288,945	312,705	275,891

Operating expenses	(93,497)	(103,203)	(102,663)	(99,896)	(99,677)
General administrative expenses	(83,834)	(93,864)	(93,143)	(89,227)	(88,451)
Personnel	(51,328)	(59,050)	(56,536)	(54,388)	(53,636)
Other general administrative expenses	(32,506)	(34,814)	(36,607)	(34,839)	(34,815)
Depreciation and amortisation	(9,664)	(9,339)	(9,520)	(10,669)	(11,226)

Net operating income	155,696	161,417	186,282	212,810	176,214

Net loan-loss provisions	(52,156)	(69,217)	(66,007)	(82,127)	(101,112)
Other income	7,448	1,769	(1,997)	(20,368)	5,713

Profit before taxes	110,988	93,969	118,277	110,314	80,815

Tax on profit	(11,703)	(9,747)	(15,100)	(15,076)	(13,642)

Profit from continuing operations	99,285	84,222	103,178	95,238	67,173

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	99,285	84,222	103,178	95,238	67,173

Minority interests	21,048	23,732	30,335	19,640	22,411

Attributable profit to the Group	78,237	60,490	72,843	75,598	44,762

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	596	372	224	60.3

Net fees	264	255	9	3.5
Gains (losses) on financial transactions	382	313	70	22.3
Other operating income*	21	14	8	56.9

Gross income	1,264	954	311	32.6

Operating expenses	(290)	(325)	36	(11.0)
General administrative expenses	(266)	(299)	33	(11.0)
Personnel	(170)	(192)	22	(11.7)
Other general administrative expenses	(97)	(107)	10	(9.6)
Depreciation and amortisation	(24)	(26)	3	(11.2)

Net operating income	975	628	346	55.2

Net loan-loss provisions	(42)	(34)	(8)	22.4
Other income	(6)	(3)	(3)	109.9

Profit before taxes	927	591	336	56.8

Tax on profit	(290)	(198)	(91)	46.2

Profit from continuing operations	637	393	244	62.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	637	393	244	62.2

Minority interests	3	(2)	4	—

Attributable profit to the Group	634	394	240	60.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Business volumes
Total assets	259,965	223,165	36,800	16.5
Customer loans	76,414	75,240	1,174	1.6
Customer deposits	58,397	67,286	(8,888)	(13.2)

Global Wholesale Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	372	479	616	575	596

Net fees	255	233	219	262	264
Gains (losses) on financial transactions	313	155	184	424	382
Other operating income*	14	67	22	5	21

Gross income	954	933	1,041	1,266	1,264

Operating expenses	(325)	(328)	(327)	(315)	(290)
General administrative expenses	(299)	(301)	(299)	(287)	(266)
Personnel	(192)	(195)	(196)	(183)	(170)
Other general administrative expenses	(107)	(106)	(104)	(104)	(97)
Depreciation and amortisation	(26)	(27)	(27)	(28)	(24)

Net operating income	628	605	715	951	975

Net loan-loss provisions	(34)	(16)	(47)	(190)	(42)
Other income	(3)	(20)	(12)	12	(6)

Profit before taxes	591	569	655	773	927

Tax on profit	(198)	(191)	(219)	(241)	(290)

Profit from continuing operations	393	378	436	532	637

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	393	378	436	532	637

Minority interests	(2)	(0)	1	(1)	3

Attributable profit to the Group	394	379	435	533	634

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Business volumes
Total assets	223,165	249,414	218,918	241,736	259,965
Customer loans	75,240	76,303	70,920	65,927	76,414
Customer deposits	67,286	64,771	57,094	48,757	58,397

Asset Management and Insurance
Million euros

			Variation
	Q1 ’09	Q1 ’08	Amount	%
Income statement
Net interest income	47	45	1	3.2

Net fees	111	139	(28)	(20.2)
Gains (losses) on financial transactions	5	12	(7)	(56.2)
Other operating income*	88	75	13	18.1

Gross income	251	271	(20)	(7.3)

Operating expenses	(77)	(86)	9	(10.3)
General administrative expenses	(71)	(82)	11	(12.9)
Personnel	(35)	(41)	6	(14.3)
Other general administrative expenses	(36)	(41)	5	(11.4)
Depreciation and amortisation	(6)	(4)	(2)	40.6

Net operating income	173	185	(11)	(6.0)

Net loan-loss provisions	(0)	(0)	(0)	648.9
Other income	(4)	(7)	2	(34.7)

Profit before taxes	169	178	(9)	(5.2)

Tax on profit	(58)	(57)	(1)	1.4

Profit from continuing operations	111	121	(10)	(8.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	111	121	(10)	(8.3)

Minority interests	5	5	(0)	(3.0)

Attributable profit to the Group	106	115	(10)	(8.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.09	31.03.08	Amount	%
Business volumes
Total assets	25,146	19,779	5,368	27.1
Customer loans	705	102	603	589.0
Customer deposits	415	228	187	81.8

Asset Management and Insurance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Income statement
Net interest income	45	53	48	62	47

Net fees	139	137	130	127	111
Gains (losses) on financial transactions	12	11	8	(6)	5
Other operating income*	75	76	69	73	88

Gross income	271	277	254	256	251

Operating expenses	(86)	(84)	(84)	(87)	(77)
General administrative expenses	(82)	(81)	(79)	(81)	(71)
Personnel	(41)	(39)	(40)	(32)	(35)
Other general administrative expenses	(41)	(42)	(39)	(48)	(36)
Depreciation and amortisation	(4)	(3)	(6)	(6)	(6)

Net operating income	185	193	170	170	173

Net loan-loss provisions	(0)	(0)	0	2	(0)
Other income	(7)	5	(7)	(9)	(4)

Profit before taxes	178	197	163	162	169

Tax on profit	(57)	(55)	(54)	(43)	(58)

Profit from continuing operations	121	143	110	120	111

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	121	143	110	120	111

Minority interests	5	7	5	4	5

Attributable profit to the Group	115	136	105	115	106

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Business volumes
Total assets	19,779	20,745	21,132	22,916	25,146
Customer loans	102	108	163	221	705
Customer deposits	228	254	230	393	415

NPL ratio
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Continental Europe	1.13	1.43	1.89	2.31	2.73

Santander Branch Network	0.87	1.33	1.92	2.58	3.14
Banesto	0.59	0.80	1.18	1.64	1.96
Santander Consumer Finance	3.15	3.49	3.87	4.18	4.64
Portugal	1.37	1.53	1.65	1.72	1.87

United Kingdom	0.66	0.70	0.76	1.04	1.25

Latin America	2.39	2.48	2.65	2.95	3.27

Brazil	3.20	3.24	3.35	3.58	3.65
Mexico	1.31	1.45	2.06	2.41	2.80
Chile	2.23	2.28	2.45	2.64	3.05
Sovereign					3.98

Operating Areas	1.21	1.41	1.71	2.02	2.45

Spain	0.84	1.08	1.50	1.95	2.40

NPL coverage
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09
Continental Europe	159	129	109	90	81

Santander Branch Network	193	130	102	75	61
Banesto	269	202	146	106	85
Santander Consumer Finance	92	90	87	86	89
Portugal	107	93	82	77	71

United Kingdom	59	55	57	69	56

Latin America	130	123	116	108	107

Brazil	123	116	109	102	107
Mexico	175	158	134	132	128
Chile	109	111	111	102	95
Sovereign					66

Operating Areas	134	117	104	91	81

Spain	202	165	129	98	81

Spreads loans and deposits
%

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09
Santander Branch Network
Spread loans	1.38	1.39	1.43	1.70	2.21
Spread deposits	2.44	2.48	2.52	2.16	1.19

SUM	3.82	3.87	3.95	3.86	3.40

Retail Banking Banesto
Spread loans	1.37	1.42	1.45	1.53	1.90
Spread deposits	1.90	2.01	1.90	1.64	0.79

SUM	3.27	3.43	3.35	3.17	2.69

Santander Consumer Finance
Spread loans	3.78	3.76	3.85	4.03	4.32

Retail Banking Portugal
Spread loans	1.47	1.39	1.37	1.48	1.61
Spread deposits	1.96	1.94	1.90	1.57	0.74

SUM	3.43	3.33	3.27	3.05	2.35

Retail Banking United Kingdom
Spread loans	0.66	0.70	0.77	0.88	1.13
Spread deposits	1.34	1.25	1.24	1.14	0.91

SUM	2.00	1.95	2.01	2.02	2.04

Retail Banking Brazil
Spread loans	15.51	15.20	15.00	15.59	15.94
Spread deposits	1.25	1.24	1.29	1.28	1.07

SUM	16.76	16.44	16.29	16.87	17.01

Retail Banking Mexico
Spread loans	11.19	11.44	10.99	10.69	10.83
Spread deposits	3.52	3.46	3.71	3.58	3.36

SUM	14.71	14.90	14.70	14.27	14.19

Retail Banking Chile
Spread loans	5.33	5.45	5.24	5.35	5.90
Spread deposits	3.07	3.16	3.45	3.16	2.02

SUM	8.40	8.61	8.69	8.51	7.92

Risk-weighted assets
Million euros

	31.03.08*	30.06.08	30.09.08	31.12.08	31.03.09
Continental Europe	290,298	258,447	268,796	261,325	257,416

Santander Branch Network	104,095	74,794	76,310	74,700	74,533
Banesto	72,161	61,381	63,420	61,425	63,668
Santander Consumer	36,578	40,353	42,811	45,814	48,043
Portugal	24,388	25,105	25,581	26,270	25,198

United Kingdom**	87,282	63,804	67,350	86,168	82,668

Latin America	77,612	95,246	100,389	129,629	139,260

Brazil	23,701	35,780	36,833	70,033	73,736
Mexico	16,088	21,608	21,880	18,242	18,541
Chile	18,297	16,325	17,252	16,631	18,348

Sovereign					34,981

Operating Areas	455,191	417,497	436,535	477,122	514,325

Corporate Activities	58,489	48,362	36,360	36,891	31,763

Total	513,681	465,859	472,895	514,013	546,088

*	Data under BIS I rules

**	Incorporation of Alliance & Leicester in December 2008

NOTE:	Data at March, June and September 2008 don’t include Banco Real

Item 5
ACTIVITY AND RESULTS First Quarter 2009 29 April 2009

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 3 Group highlights Q1’09 Business areas performance Q1’09 Conclusions Appendix

Soundness of Santander’s model 4 Consistent results _____ Balance sheet strength 1 Backed by the operating areas’ 4 Low risk retail balance sheet performance ... – Better portfolio quality than that of competitors in the main markets ... 2 ... the income statement shows strong underlying business ... – ... and large provisions 3 ... and reflects the management 5 priorities: Capital base strength – Revenues increase – High quality core capital: 7.3% ... • Mix management of volume/return – Flat costs _____ with solvency “best in class” ... – ... • Discipline across all units – Allowances according to forecasts – ... generating capital and paying dividends • Active management of risks/recoveries Amid a global recession scenario we maintain our capacity to generate profits and high solvency

Soundness of Santander's model

4

Consistent results

1. Backed by the operating areas' performance …

2. … the income statement shows strong underlying business …

3. … and reflects the management priorities:
   - Revenues increase
     - Mix management of volume/return
   - Flat costs
     - Discipline across all units
   - Allowances according to forecasts
     - Active management of risks/recoveries

Balance sheet strength

4. Low risk retail balance sheet
   - Better portfolio quality than that of competitors in the main markets …
   - … and large provisions

5. Capital base strength
   - High quality core capital: 7.3% …
   - … with solvency "best in class" …
   - … generating capital and paying dividends

Santander

1 Grupo Santander maintained consistent results backed 5 by the operating areas ... Operating areas quarterly Group’s quarterly attributable profit attributable profit EUR million _____ EUR million +3% -5% 2,491 2,568 2,524 2,358 2,383 2,291 2,206 2,205 2,096 1,941 Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09

5

Operating areas quarterly attributable profit
EUR million
+3%
2,491
2,358
2,383
2,291
2,568
Q1'08
Q2
Q3
Q4
Q1'09

Santander

1 ... which, before exchange rates, registered a 9% profit 6 increase ... Group’s attributable profit _____ Group’s attributable profit EUR million _____ EUR million -5% 2,206 +226 2,096 2,206 2,096 -148 +9% -188 Q1’08 Operating Operating Corporate Q1’09 Q1’08 Q1’09 areas w/o areas exchg. activities exchg. rate rate impact

6

Group's attributable profit
EUR million
-5%
2,206
2,096
Q1'08
Q1'09

Group's attributable profit
EUR million
+226
2,206
-148
+9%
-188
2,096
Q1'08
Operating areas w/o exchg. rate
Operating areas exchg. rate impact
Corporate activities
Q1'09

Santander

1 ... backed by their diversification and strong resilience 7 to the cycle United Kingdom £ Mill. +58% Retail Units 372 Continental Europe 235 250 252 254 +47% € Mill. Attributable profit* +2% 1,013 1,029 1,036 911 875 Q1’08 Q2 Q3 Q4 Q1’09 * EUR Mill. and % (*) Perimeter: +60 mill. £ +18% Commercial Units Europe Brazil UK Constant US$ mill. +1% Q1’08 Q2 Q3 Q4 Q1’09 * 563 568 513 513 SAN Network 16% 439 (*) Perimeter SCF: -1 mill. € +Banesto +29% GBM and other Continental 28% Europe (€ Mill.) Brazil SCF+Portugal 17% Q1’08 Q2 Q3 Q4 Q1’09 € Mill. 12% +28% 17% Other Latam 10% 361 Constant US$ mill. 197 253 104 178 +3% Other 572 570 624 571 590 Global Europe _____ Latam Q1’08 Q2 Q3 Q4 Q1’09 +3% Q1’08 Q2 Q3 Q4 Q1’09 (*) Operating areas attributable profit: EUR 2,568 mill. (including -20 million from Sovereign)

7

1 … backed by their diversification and strong resilience to the cycle

Retail Units Continental Europe

€ Mill.
+2%
1,013
1,029
911
875
1,036
+18%
Q1'08
Q2
Q3
Q4
Q1'09 *
(*) Perimeter SCF: -1 mill. €

GBM and other Continental Europe (€ Mill.)

€ Mill.
+28%
197
104
178
361
253
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit*

EUR Mill. and %
Commercial Units Europe
UK
SAN Network +Banesto 28%
16%
SCF+Portugal 12%
Brazil 17%
10%
17%
Global Europe
Other Latam

United Kingdom

£ Mill.
+58%
235
250
252
254
372
+47%
Q1'08
Q2
Q3
Q4
Q1'09 *
(*) Perimeter: +60 mill. £

Brazil

Constant US$ mill.
+1%
563
513
513
439
568
+29%
Q1'08
Q2
Q3
Q4
Q1'09

Other Latam

Constant US$ mill.
+3%
572
570
624
571
590
+3%
Q1'08
Q2
Q3
Q4
Q1'09

Santander

2 The income statement highlights the resilience of the 8 underlying business and the management focus for the year Change Group results _____ Q1’09 Q1’08 % w/o f.x. / EUR Mill. % perimeter Net interest income 6,234 5,101 +22.2 +18.8 A Revenues increase in a low growth environment Fees 2,210 2,334 -5.3 -7.7 (assets spreads) Trading gains, other* 1,010 1,003 +0.7 +10.4 Gross income 9,454 8,438 +12.0 +10.5 Operating expenses -4,080 -3,780 +7.9 +1.8 B Strict expenses control with further efficiency improvement Net operating income 5,374 4,658 +15.4 +17.5 C Active management of Loan-loss provisions -2,234 -1,290 +73.2 +67.8 risks: slowdown in provisions Attributable profit 2,096 2,206 -5.0 -0.5 D Net operating income offsets the larger EPS (EUR) 0.2472 0.3086 -19.9 n.s. provisions (*) Including dividends, equity method and other operating results. Trading gains change o/Q1’08: +12.7%

8

Group results EUR Mill.	Q1'09	Q1'08	Change %	Change % w/o f.x. / perimeter
Net interest income	6,234	5,101	+22.2	+18.8
Fees	2,210	2,334	-5.3	-7.7
Trading gains, other*	1,010	1,003	+0.7	+10.4
Gross income	**9,454**	**8,438**	**+12.0**	**+10.5**
Operating expenses	-4,080	-3,780	+7.9	+1.8
Net operating income	**5,374**	**4,658**	**+15.4**	**+17.5**
Loan-loss provisions	-2,234	-1,290	+73.2	+67.8
Attributable profit	**2,096**	**2,206**	**-5.0**	**-0.5**
EPS (EUR)	0.2472	0.3086	-19.9	n.s.

A Revenues increase in a low growth environment (assets spreads)

B Strict expenses control with further efficiency improvement

C Active management of risks: slowdown in provisions

D Net operating income offsets the larger provisions

Santander

3A _____ The most commercial revenues remained solid in the 9 quarter, backed by net interest income ... Net interest income + commissions + insurance activity EUR billion 8.5 8.1 7.8 7.7 7.5 Perimeter Commissions and 2.5 2.1 2.4 2.3 insurance activity 2.4 Net interest income 5.6 5.6 5.1 5.4 5.4 Q1’08 Q2 Q3 Q4 Q1’09 Europe _____ United Kingdom Latam EUR billion £ Million _____ US$ billion 3.9 6.5 6.0 6.4 3.4 3.5 GE 3.2 3.3 5.0 5.0 3,7 1,038 4.7 4.8 5.0 674 731 A&L 621 625 790 QT’08 Q2 Q3 Q4 Q1’09 QT’08 Q2 Q3 Q4 Q1’09 QT’08 Q2 Q3 Q4 Q1’09 Constant US$

9

Net interest income + commissions + insurance activity

EUR billion
Commissions and insurance activity
Net interest income
7.5
7.8
8.1
7.7
8.5
2.4
2.4
2.5
2.3
2.1
5.1
5.4
5.6
5.4
5.6
Perimeter
Q1'08
Q2
Q3
Q4
Q1'09

Europe

EUR billion
3.2
3.3
3.4
3.5
3.9
3,7
GE
QT'08
Q2
Q3
Q4
Q1'09

United Kingdom

£ Million
621
625
674
731
1,038
790
A&L
QT'08
Q2
Q3
Q4
Q1'09

Latam

US$ billion
6.0
6.4
6.5
5.0
5.0
4.7
4.8
5.0
QT'08
Q2
Q3
Q4
Q1'09
Constant US$

3A ... and by spreads management in an environment of 10 falling interest rates and lower volume growth Customer spreads. Group’s total _____ Net interest income growth In percentage _____ Change Q1’09 / Q1’08 (%) 4.57 4.66 4.63 4.76 4.65 Total 3.18 SAN Network + 2.57 2.66 2.60 2.78 Loans +17.2% Banesto 1.99 2.00 2.03 1.98 1.47 Deposits _____ SCF +43.5% Excl. perimeter: (+19.3%) Q1’08 Q2 Q3 Q4 Q1’09 Portugal +10.8% Volumes. Group’s total United Year-on-year change (%) excluding exchange rate +87.1% Kingdom (£) Excl. perimeter : (+39.4%) Loans _____ Deposits w/o Repos +47 Brazil (real) +15.6% +41 +25 +26 +15 Mexico (pesos) -7.1% +14 +10 +7 Chile (pesos) -6.9% Dec’ 08 M ar’ 09 Dec’ 08 M ar’ 09 Contribution from new consolidated entities

10

Customer spreads. Group's total

In percentage

4.57
4.66
4.63
4.76
4.65
Total
2.57
2.66
2.60
2.78
3.18
Loans
1.99
2.00
2.03
1.98
1.47
Deposits
Q1'08
Q2
Q3
Q4
Q1'09

Volumes. Group's total

Year-on-year change (%) excluding exchange rate

Loans
Deposits w/o Repos
+25
+10
+26
+7
+41
+14
+47
+15
Dec' 08
Mar' 09
Dec' 08
Mar' 09

Contribution from new consolidated entities

Net interest income growth

Change Q1'09 / Q1'08 (%)

SAN Network + Banesto
+17.2%
SCF
+43.5%
Excl. perimeter: (+19.3%)
Portugal
+10.8%
United Kingdom (£)
+87.1%
Excl. perimeter : (+39.4%)
Brazil (real)
+15.6%
Mexico (pesos)
-7.1%
Chile (pesos)
-6.9%

3B _____ Strict cost control in all Group units... 11 Expenses performance by large Group operating expenses* operating units EUR million Change o/ Q1’08 +7.9% Mill. (EUR) % 4,080 Santander Network +1 +0 3,780 Perimeter _____ Banesto +4 +2 490 SCF* +2 +1 Portugal -1 -1 Excluding exchange rate _____ United Kingdom (% in sterling) +107 +49 3,590 and perimeter: of which: +1.8% Abbey +8 +2 Brazil (% in real) -184 -3 Mexico (% in pesos) -27 +2 Q1’08 Q1’09 Chile (% in pesos) -13 +4 (*) Excl. perimeter. With incorporations: +36% (*) Including Personnel + administrative expenses + depreciation and amortisation

11

3B Strict cost control in all Group units…

Group operating expenses*

EUR million
+7.9%
4,080
3,780
490
Perimeter
3,590
Excluding exchange rate and perimeter: +1.8%
Q1'08
Q1'09

(*) Including Personnel + administrative expenses + depreciation and amortisation

Expenses performance by large operating units

	Change o/ Q1'08 Mill. (EUR)	%
Santander Network	+1	+0
Banesto	+4	+2
SCF*	+2	+1
Portugal	-1	-1
United Kingdom (% in sterling)	+107	+49
of which: Abbey	+8	+2
Brazil (% in real)	-184	-3
Mexico (% in pesos)	-27	+2
Chile (% in pesos)	-13	+4

(*) Excl. perimeter. With incorporations: +36%

Santander

3B ... continuing the efficiency track-record improvement 12 of the Group and the areas Efficiency ratio* Group efficiency ratio* by principal segments In percentage Change o/ 66.1 Q1’08 64.1 Abbey’s Continental entry 36.0% -2.3 p.p. 61.4 Europe 59.7 B. Real’s 56.3 entry United -5.1 p.p. 54.7 54.1 42.1% Kingdom SOV, A&L and 49.7 GE’s entry Latin 38.3% -4.3 p.p. America 45.4 44.6 43.2 41.5 Sovereign 74.5% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Q1’09 Perimeter (*) Efficiency ratio with amortisations.

12

Group efficiency ratio*

In percentage
66.1
64.1
61.4
59.7
56.3
54.7
54.1
49.7
45.4
44.6
43.2
41.5
Abbey's entry
B. Real's entry
SOV, A&L and GE's entry
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q1'09
Perimeter

Efficiency ratio* by principal segments

Change o/ Q1'08
Continental Europe
36.0%
-2.3 p.p.
United Kingdom
42.1%
-5.1 p.p.
Latin America
38.3%
-4.3 p.p.
Sovereign
74.5%

(*) Efficiency ratio with amortisations.

Santander

3C _____ Provisions were much higher than in Q108, but lower 13 than in Q408 because of specific ones ... Specific provisions Group provisions _____ EUR million EUR million 2,720 2,731 2,036 1,653 1,366 2,464 +73% 2,234 -9% 1,957 1,806 1,609 1,992 1,290 Q108 Q2 Q3 Q4 Q109 +2% Generic provisions EUR million Q108 Q2 Q3 Q4 Q109 -395 -181 -108 -175 -420 -746 * Perimeter impact Q108 Q2 Q3 Q4 Q109 * Including release of EUR 380 mill. because of substandard Note: Positive data: provision; negative data: release.

13

Group provisions

EUR million
1,290
1,609
1,806
1,957
2,234
1,992
+73%
+2%
Q108
Q2
Q3
Q4
Q109
Perimeter impact

Specific provisions

EUR million
1,366
1,653
2,036
2,720
2,731
2,464
-9%
Q108
Q2
Q3
Q4
Q109

Generic provisions

EUR million
-181
-108
-175
-746 *
-395
-420
Q108
Q2
Q3
Q4
Q109

* Including release of EUR 380 mill. because of substandard

Note: Positive data: provision; negative data: release.

Santander

3C ... while maintaining the release of generic provisions 14 as forecasted ... Loan-loss provisions* by geographic areas Year-on-year change Specific** Generic EUR million _____ Q1’09 Q1’08 Change _____ Q1’09 Q1’08 Change SAN network + Europe1,122 429 +693 Banesto: +368 -345 62 -407 SAN network + Banesto: -361 SCF: +242 UK 275 80 +195 A&L: +66 -65 -6 -59 A&L: -16 Brazil: +196 LatAm 1,240 865 +375 Mexico: +87 -1 -245 +244 Brazil: +259 Chile: +47 Other 94 -8 +102 Sovereign: +108 -9 8 -17 Sovereign: -15 Total 2,731 1,366 +1,365 -420 -181 -239 (*) Country-risk not included. Positive data: provision; negative data: release. (**) Specific loan-loss provisions are reduced by written-off assets recoveries

3C

… while maintaining the release of generic provisions as forecasted …

14

Loan-loss provisions* by geographic areas

Year-on-year change

EUR million	Specific** Q1'09	Specific** Q1'08	Specific** Change		Generic Q1'09	Generic Q1'08	Generic Change	
Europe	1,122	429	+693	SAN network + Banesto: +368; SCF: +242	-345	62	-407	SAN network + Banesto: -361
UK	275	80	+195	A&L: +66	-65	-6	-59	A&L: -16
LatAm	1,240	865	+375	Brazil: +196; Mexico: +87; Chile: +47	-1	-245	+244	Brazil: +259
Other	94	-8	+102	Sovereign: +108	-9	8	-17	Sovereign: -15
Total	**2,731**	**1,366**	**+1,365**		**-420**	**-181**	**-239**	

Santander

3C ... and maintaining high coverage funds 15 Large on-balance sheet allowances accumulated in recent years, strengthened by 6.3 bll. of generic ones to face the coming years Loan-loss allowances EUR million 15,166 12,863 9,302 8,905 Total 8,627 6,682 allowances 7,902 3,275 2,960 Specific 3,177 Spain: 3,431 6,261 * LatAm: 1,312 5,667 6,027 6,181 Generic 4,725 Other countries: 1,518 Dec’05 Dec’06 Dec 07 Dec 08 Mar 09

15

3C ... and maintaining high coverage funds

Loan-loss allowances

EUR million
Total allowances
Specific
Generic
7,902
3,177
4,725
8,627
2,960
5,667
9,302
3,275
6,027
12,863
6,682
6,181
15,166
8,905
6,261
Dec'05
Dec'06
Dec 07
Dec 08
Mar 09
Spain: 3,431
LatAm: 1,312
Other countries: 1,518

Santander

3C _____ The recurrent business maintained the high capacity to 16 absorb the larger provisions, placing ... .... our operating results* among the Grupo Santander performance best of our peer group % (Net operating income – provisions) / net loans. 2008 data (%) C1 12,8 C2 2.3 3.28 SAN 2.1 3.16 C3 2.0 2.70 C4 1.9 Net op. income / C5 1.4 loans 2.30 1.92 C6 1.3 2.05 C7 1.1 C8 0.8 2.05 Operating _____ C9 0.7 1.78 results _____ C10 0.5 C11 0.5 C12 0.4 1.36 Provisions / 1.11 C13 0.3 loans 0.52 0.65 C14 0.3 C15 0.0 2006 2007 2008 1T’09* C16 C17 Negative data C18 * Annualised quarterly data _____ C19 Note: “Peers Group” are 20 large banks that because of their size, charateristics and/or degree of competition are the reference group to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

16

Grupo Santander performance

%
Net op. income / loans
Operating results
Provisions / loans
2.30
2.70
3.16
3.28
1.78
2.05
2.05
1.92
0.52
0.65
1.11
1.36
2006
2007
2008
1T'09*

* Annualised quarterly data

(Net operating income – provisions) / net loans. 2008 data (%)
C1 12,8
C2 2.3
SAN 2.1
C3 2.0
C4 1.9
C5 1.4
C6 1.3
C7 1.1
C8 0.8
C9 0.7
C10 0.5
C11 0.5
C12 0.4
C13 0.3
C14 0.3
C15 0.0
C16
C17
C18
C19
Negative data

Santander

4 Balance sheet strength: credit quality 17 In a sharp slowdown scenario, Santander maintains good levels of credit quality in all areas ... NPLs and coverage ratios. Grupo SAN _____ Non-performing loans Percentage _____ Mar.’09 Moro 3.27% 2.49 2.40% 2.04 1.71 1.24 1.43 1.25% Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Spain _____ UK Latam Coverage ratio 134 Mar.’09 107% 120 105 81% 91 80 56% Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Spain _____ UK Latam _____ .... furthermore, mortgage guarantees placed our coverage ratio at 115%

17

4 Balance sheet strength: credit quality

NPLs and coverage ratios. Grupo SAN

Percentage

134
120
105
91
80
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09

Non-performing loans

Mar.'09

2.40%
1.25%
3.27%
Spain
UK
Latam

Coverage ratio

Mar.'09

81%
56%
107%
Spain
UK
Latam

... furthermore, mortgage guarantees placed our coverage ratio at 115%

4 Balance sheet strength: credit quality 18 Santander compares very well with peers at Group level and in the main markets where we operate Group Ratios (Dec.’08) Spain NPLs in % 4.18 NPLs ratio _____ Coverage ratio (Feb.) Banks + Savings Banks 3.32 3.52% 2.56 91% 1.61 2.04% 1.11 59% 0.83 2.40 1.95 1.50 0.88 1.08 Grupo SAN 0.64 Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Mar’09 SAN _____ European peers* SAN _____ European peers* Sector’s Source: Banco de España United Kingdom** Latin America** NPLs in % NPLs in % Sector Sector 1.88 4.4% 1.44 1.33 3.9% 4.0% 1.21 3.8% 3.9% 1.10 Grupo SAN 4.0% 3.5% 3.7% 0.95 3.5% Grupo SAN 0.69 0.72 0.72 0.77 3.2% Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Dec’07 Mar’08 Jun’08 Sep’08 Dec’08 Sector’s Source: Council Mortgage Lenders _____ Sector’s Source: Central Banks (*) Average European banks included in our peer group (**) Data in local criteria, on a like-for-like basis with the sector’s sources

18

4 Balance sheet strength: credit quality

Group Ratios (Dec.'08)

NPLs ratio
2.04%
3.52%
SAN
European peers*
Coverage ratio
91%
59%
SAN
European peers*

Spain

NPLs in %
Banks + Savings Banks
0.83
1.11
1.61
2.56
3.32
4.18
(Feb.)
Grupo SAN
0.64
0.88
1.08
1.50
1.95
2.40
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Mar'09
Sector's Source: Banco de España

United Kingdom**

NPLs in %
Sector
1.10
1.21
1.33
1.44
1.88
Grupo SAN
0.69
0.72
0.72
0.77
0.95
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Sector's Source: Council Mortgage Lenders

Latin America**

NPLs in %
Sector
3.8%
3.9%
3.9%
4.0%
4.4%
Grupo SAN
3.2%
3.5%
3.5%
3.7%
4.0%
Dec'07
Mar'08
Jun'08
Sep'08
Dec'08
Sector's Source: Central Banks

5 Strong capital base 19 Solvency “best in class” thanks to solid core capital ... Core capital 7.5% 7.3% Current target 7% 6.3% 6.1% 5.9% Previous target 6% In Q1’09: Capital generation: +20 bp Acquisitions impact: -40 bp 2005 2006 2007 Dec’08 Mar’09 Note: 2008 and 2009 under BIS II rules, previous years under BIS I

5

Strong capital base

19

Solvency "best in class" thanks to solid core capital ...

Core capital

Current target 7%
Previous target 6%
6.1%
5.9%
6.3%
7.5%
7.3%
2005
2006
2007
Dec'08
Mar'09

In Q1'09:

- Capital generation: +20 bp
- Acquisitions impact: -40 bp

Santander

5 Strong capital base 20 Tangible Common Equity / Tangible Assets (Source: Bloomberg, Dec.08) Banco Itau 6.9 Grupo SAN 3.8 JP Morgan 3.8 Intesa Sanpaolo 3.6 Nordea 3.2 BBVA 3.2 Bank of America 2.8 Unicredito 2.8 HSBC 2.6 Societe Generale 2.5 Credit Agricole 2.4 Royal Bank of Canada 2.4 Wells Fargo 2.3... consistent with BNP Paribas 2.0 our outstanding RBS 1.6 position in other Lloyds TSB 1.6 capital ratios Citigroup 1.6 HBOS 1.4 Barclays 1.3 UBS 1.0

20

5 Strong capital base

Tangible Common Equity / Tangible Assets
(Source: Bloomberg, Dec.08)

... consistent with our outstanding position in other capital ratios

5 Strong capital base 21 Santander maintained the capacity to generate recurrent capital and pay dividends in the most complicated part of the cycle Book value per share consistent increase _____ Dividend per share EUR per share +46% 0.6325 0.6068 7.83 7.58 7.23 0.4854 5.98 Book value per share * 5.35 +30% 0.3883 +12% +8% NAV per +5% share** +11% Dec’05 Dec’06 Dec’07 Dec’08 Mar’09 2005 2006 2007 2008 % variation Mar’09 vs. Dec’08 quarterly annualised (*) Calculated as (capital + reserves – own shares + profit — dividends) / (shares + valores Santander) (**) Calculated as (capital + reserves – own shares + profit — dividends – value adjustments – goodwill — intangibles) / (shares + valores Santander) Note. Share and valores Santander adjusted to the capital increase

5 Strong capital base

21

Book value per share consistent increase

+46%
Book value per share *
NAV per share**
5.35
5.98
7.23
7.58
7.83
+30%
+11%
+5%
+8%
+12%
Dec'05
Dec'06
Dec'07
Dec'08
Mar'09

% variation Mar'09 vs. Dec'08 quarterly annualised

Dividend per share

EUR per share
0.3883
0.4854
0.6068
0.6325
2005
2006
2007
2008

Santander

Agenda 22 Group highlights Q1’09 Business areas performance Q1’09 Conclusions Appendix

Operating areas results 23 The management focus shows the strength of the operating areas in a slowdown environment Operating areas _____ Net operating income Var. Q1’09 / Q1’08 (%) Excl. f.x. and 9,950 perimeter _____ Revenues 8,709 8,733 9,009 8,996 Gross _____ Expenses +14.2% +13% income Net operating 5,106 5,116 5,243 5,322 6,090 income Expenses +7.1% +1% Q1’08 Q2 Q3 Q4 Q1’09 Net _____ Attributable profit operating +19.3% +21% income 2,568 Net oper. 2,491 2,358 2,383 2,291 inc. net of +0.9% +5% 2,522 LLPs Attributable +3.1% +7% profit Q1’08 Q2 Q3 Q4 Q1’09 Perimeter impact

23

Operating areas results

Operating areas

Var. Q1'09 / Q1'08 (%)
Excl. f.x. and perimeter
Gross income
+14.2%
+13%
Expenses
+7.1%
+1%
Net operating income
+19.3%
+21%
Net oper. inc. net of LLPs
+0.9%
+5%
Attributable profit
+3.1%
+7%

Net operating income

Revenues
Expenses
Net operating income
8,709
8,733
9,009
8,996
9,950
5,106
5,116
5,243
5,322
6,090
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Santander

Continental Europe Q1’09 24 Recurrent revenues in retail and wholesale businesses and cost control are the bases of our results Attrib. profit: EUR 1,289 mill. Net operating income EUR million 2,605 Var. Q1’09 / Q1’08 (%) 2,528 Excluding 2,166 2,252 Total 2,157 perimeter Global businesses 2,201 Gross 1,985 +15.9% +9% income 1,957 1,907 Retail 1,833 banking Expenses +8.9% +1% Q1’08 Q2 Q3 Q4 Q1’09 Net _____ Attributable profit operating +20.2% +14% EUR million income 1,289 1,210 1,236 1,133 1,089 Net oper. 1,290 inc. net of +8.8% +7% LLPs Attributable +6.5% +6.5% profit Q1’08 Q2 Q3 Q4 Q1’09 Perimeter impact:

24

Continental Europe Q1'09

Attrib. profit: EUR 1,289 mill.

Var. Q1'09 / Q1'08 (%)
Excluding perimeter
Gross income
+15.9%
+9%
Expenses
+8.9%
+1%
Net operating income
+20.2%
+14%
Net oper. inc. net of LLPs
+8.8%
+7%
Attributable profit
+6.5%
+6.5%

Net operating income

EUR million
Total
Global businesses
Retail banking
2,166
2,157
2,252
2,528
2,605
1,833
1,907
1,957
1,985
2,201
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

EUR million
1,210
1,133
1,089
1,236
1,289
1,290
Q1'08
Q2
Q3
Q4
Q1'09

Perimeter impact:

Santander

Continental Europe main units Q1’09 25 EUR Mill. and % o/ Q1’08 The three large retail units and GBM increased their recurrent profit. Consumer impacted by environment and perimeter Gross income: Net operating income: Attributable profit 4,071 mill.; +15.9% 2,605 mill.; +20.2% 1,289 mill.; +6.5% SAN Branch 1,385 +3.4% 859 +5.4% 546 +7.2% Network Banesto 635 +4.4% 378 +6.4% 190 -0.4% [+6%]* +13% +17% +2% Santander Consumer 1,035 +42.0% 745 +44.3% 156 -10.3% Finance Portugal 328 +7.0% 197 +12.8% 144 +3.3% Other 687 +30.0% 426 +39.4% 253 +28.4% (*) Attributable profit excluding extraordinary provisions

25

Continental Europe main units Q1'09

EUR Mill. and % o/ Q1'08

Gross income: 4,071 mill.; +15.9%
Net operating income: 2,605 mill.; +20.2%
Attributable profit 1,289 mill.; +6.5%
SAN Branch Network
Banesto
Santander Consumer Finance
Portugal
Other
1,385
+3.4%
635
+4.4%
1,035
+42.0%
328
+7.0%
687
+30.0%
+13%
859
+5.4%
378
+6.4%
745
+44.3%
197
+12.8%
426
+39.4%
+17%
546
+7.2%
190
-0.4%
[+6%]*
156
-10.3%
144
+3.3%
253
+28.4%
+2%

(*) Attributable profit excluding extraordinary provisions

Santander

Santander Branch Network Q1’09 26 Management drivers _____ Results Spreads management vs. lower growth _____ Gross income Efficiency ratio Volumes _____ Net interest inc. / ATAs _____ Base 100: Q1’08 % var. Q1’09/Q1’08 Var. Q1’09 o/ Q1’08 103 103 +3.4 +19% 3.34% 100 39.2% 100 2.83% 99 +3% +0.3 38.0% Q1’08 Q2 Q3 Q4 Q1’09 Revenues Expenses Q1’08 Q1’09 Loans _____ Deposits _____ Q1’08 Q1’09 Loans: +3% Savings: -2% Net operating income / Provisions +44% EUR million Var.Q109/Q108 Var. Q1’09 o/ Q1’08 +19% Net op. 859 +5.4% +7% -31% 814 815 867 -1% income 804 Provisions Net op. 736 754 +8.1% income net 698 648 Mortgages Other loans _____ Deposits _____ Mutual + Insurance _____ of LLPs 574 Pen. funds Savings-Inv Q1’08 Q2 Q3 Q4 Q1’09 Focus on costs and risks /recoveries

Santander Branch Network Q1'09

26

Management drivers

- **Spreads management vs. lower growth**

Volumes

Var. Q1'09 o/ Q1'08

+3%
+19%
Loans
Deposits

Net interest inc. / ATAs

2.83%
3.34%
Q1'08
Q1'09

Loans: +3%

Savings: -2%

Var. Q1'09 o/ Q1'08

-1%
+7%
+19%
-31%
+44%
Mortgages
Other loans
Deposits
Mutual + Pen. funds
Insurance Savings-Inv

- **Focus on costs and risks /recoveries**

Results

Gross income

Base 100: Q1'08

Efficiency ratio

% var. Q1'09/Q1'08

+3.4
+0.3
Revenues
Expenses
39.2%
38.0%
Q1'08
Q1'09

Net operating income / Provisions

EUR million

Var.Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
814
815
804
867
859
+5.4%
698
648
574
736
754
+8.1%
Q1'08
Q2
Q3
Q4
Q1'09

Santander

Banesto Q1’09 27 Management drivers _____ Results Spreads management vs. lower growth _____ Gross income Efficiency ratio Volume _____ Net interest inc. / ATAs* Base 100: Q1’08 % var. Q1’09/Q1’08 Var. Q1’09 o/ Q1’08 +16% 41.7% 2.92% 104 2.56% 103 103 +4.4 100 101 +2% +1.6 40.5% Loans _____ Deposits _____ Q1’08 Q1’09 excl. Repos *Retail banking _____ Q1’08 Q2 Q3 Q4 Q1’09 Revenues Expenses Q1’08 Q1’09 Loans: +2% Savings: +7% Net operating income / Provisions Var. Q1’09 o/ Q1’08 +40% EUR million Var. Q109/Q108 +16% +4% Net op. 369 378 +0% income 355 366 353 +6.4% Provisions -24% Net op. income net 297 +1.3% of LLPs 293 299 292 259 Mortgages Other loans _____ Deposits _____ Mutual + Insurance excl. Repos Pen. funds Savings-Inv Focus on costs and risks /recoveries _____ Q1’08 Q2 Q3 Q4 Q1’09

Banesto Q1'09

27

Management drivers

- **Spreads management vs. lower growth**

Volume

Var. Q1'09 o/ Q1'08

+2%
+16%
Loans
Deposits excl. Repos

Net interest inc. / ATAs*

2.56%
2.92%
Q1'08
Q1'09

*Retail banking

Loans: +2%

Savings: +7%

Var. Q1'09 o/ Q1'08

+0%
+4%
+16%
-24%
+40%
Mortgages
Other loans
Deposits excl. Repos
Mutual + Pen. funds
Insurance Savings-Inv

- **Focus on costs and risks /recoveries**

Results

Gross income

Base 100: Q1'08

100
103
103
101
104
Q1'08
Q2
Q3
Q4
Q1'09

Efficiency ratio

% var. Q1'09/Q1'08

+4.4
+1.6
41.7%
40.5%
Revenues
Expenses
Q1'08
Q1'09

Net operating income / Provisions

EUR million

Var. Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
355
369
366
353
378
+6.4%
293
299
292
259
297
+1.3%
Q1'08
Q2
Q3
Q4
Q1'09

Santander

Santander Consumer Finance Q1’09 28 Management drivers _____ Results Spreads management and volume growth _____ Gross income Efficiency ratio Loan Spreads _____ Volumes _____ Base 100: Q1’08 % var. Q1’09/Q1’08 Var. Q1’09 o/ Q1’08 4.32 +50% 4.03 143 29.2% 3.78 3.76 3.85 +23% +42.0* * +36.3 125 118 111 28.0% Loans* Dep. excl. 100 Q108 Q2 Q3 Q4 Q1’09 Repos* (*) Excl. perimeter: +13%; +33% Q1’08 Q2 Q3 Q4 Q1’09 Revenues Expenses Q1’08 Q1’09 Expenses under control (*) Excl. perimeter: +20%; +1% – Spain expenses: -6.6% o/Q4’08 (-5.5% o/Q1’08) – Obtaining synergies from GE and RBS integrations _____ Net operating income / Provisions – Adjusting presence in non-core countries EUR million Var.Q109/Q108 Focus on provisions / recoveries 745 +44.3%* NPLs _____ Coverage _____ C 668 M 594 617 Net op. income 516 92% 86% 89% – Maintaining high coverage ratios _____ Provisions 4.64% Net op. NPLs as forecasted 4.18% income net 307 253 -1.4%** – 248 196 244 3.15% of LLPs Q1’08 Q2 Q3 Q4 Q1’09 Mar’08 Dec’08 Mar’09 (*) Excl. perimeter: +27% (**) Excl. perimeter: -8%

28

Santander Consumer Finance Q1'09

Management drivers

- **Spreads management and volume growth**

Loan Spreads
3.78
3.76
3.85
4.03
4.32
Q108
Q2
Q3
Q4
Q1'09

Volumes
Var. Q1'09 o/ Q1'08
+23%
+50%
Loans*
Dep. excl. Repos*

(*) Excl. perimeter: +13%; +33%

- **Expenses under control**
  - Spain expenses: -6.6% o/Q4'08 (-5.5% o/Q1'08)
  - Obtaining synergies from GE and RBS integrations
  - Adjusting presence in non-core countries
- **Focus on provisions / recoveries**
  - Maintaining **high coverage ratios**
  - **NPLs** as forecasted

NPLs
Coverage
92%
86%
89%
3.15%
4.18%
4.64%
Mar'08
Dec'08
Mar'09

Results

Gross income
Base 100: Q1'08
100
111
118
125
143
Q1'08
Q2
Q3
Q4
Q1'09

Efficiency ratio
% var. Q1'09/Q1'08
+42.0*
+36.3*
Revenues
Expenses
29.2%
28.0%
Q1'08
Q1'09

(*) Excl. perimeter: +20%; +1%

Net operating income / Provisions
EUR million
Var.Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
516
594
617
668
745
+44.3%*
248
307
253
196
244
-1.4%**
Q1'08
Q2
Q3
Q4
Q1'09

(*) Excl. perimeter: +27%

(**) Excl. perimeter: -8%

Santander

Portugal Q1’09 29 Management drivers _____ Results Assets spreads, focus on deposits and SMEs growth _____ Gross income Efficiency ratio Volumes _____ Net interest inc. / ATAs _____ Base 100: Q1’08 % var. Q1’09/Q1’08 Var. Q1’09 o/ Q1’08 107 43.0% +22% 1.79% 1.85% +7.0 100 100 99 97 +6% 39.9% Loans _____ Dep. excl. Q1’08 Q1’09 Repos _____ Q1’08 Q2 Q3 Q4 Q1’09 -0.7 Q1’08 Q1’09 Revenues Expenses Loans: +6% Savings: +3% Var. Q1’09 o/ Q1’08 Net operating income / Provisions +22% EUR million Var.Q109/Q108 +12% +7% +12% +2% Net op. 197 +12.8% income 175 173 168 162 Provisions -39% Individuals SMEs / Companies Dep. excl. Mutual + Ins. Net op. 176 166 169 185 +5.1% Businesses _____ Repos Pen. funds Savings-Inv. income net 154 of LLPs Expenses: reduction in absolute terms Maintains low provisions level _____ Q1’08 Q2 Q3 Q4 Q1’09

Portugal Q1'09

29

Management drivers

- **Assets spreads, focus on deposits and SMEs growth**

Volumes

Var. Q1'09 o/ Q1'08

+6%
+22%
Loans
Dep. excl. Repos

Net interest inc. / ATAs

1.79%
1.85%
Q1'08
Q1'09

Loans: +6%

Savings: +3%

Var. Q1'09 o/ Q1'08

+2%
+12%
+7%
+22%
-39%
+12%
Individuals
SMEs / Businesses
Companies
Dep. excl. Repos
Mutual + Pen. funds
Ins. Savings-Inv.

- **Expenses: reduction in absolute terms**
- **Maintains low provisions level**

Results

Gross income

Base 100: Q1'08

Efficiency ratio

% var. Q1'09/Q1'08

+7.0
-0.7
Revenues
Expenses
43.0%
39.9%
Q1'08
Q1'09

Net operating income / Provisions

EUR million

Var.Q109/Q108

Net op. income
Provisions
Net op. income net of LLPs
175
173
168
162
197
176
166
169
154
185
+12.8%
+5.1%
Q1'08
Q2
Q3
Q4
Q1'09

Santander

United Kingdom Q1’09 30 Excellent revenues and profit performance backed by Abbey and GBM. Moreover, positive contribution from the new units Attributable profit: £ 372 mill. Net operating income (EUR 409 mill.) Sterling million 686 Var. Q1’09 / Q1’08 in sterling (%) Excl. perimeter 501 392 422 374 Gross _____ Total 67.1% +27% 571 income Global businesses 354 373 322 317 UK Retail Expenses 49.0% +2% Q1’08 Q2 Q3 Q4 Q1’09 Net _____ Attributable profit operating 83.3% +49% Sterling million income 372 Net oper. inc. net of 58.4% +32% 250 252 254 235 312 LLPs Attributable 57.8% +32% profit Q1’08 Q2 Q3 Q4 Q1’09 Perimeter impact

United Kingdom Q1'09

30

Attributable profit: £ 372 mill. (EUR 409 mill.)

Var. Q1'09 / Q1'08 in sterling (%)

Excl. perimeter
Gross income
67.1%
+27%
Expenses
49.0%
+2%
Net operating income
83.3%
+49%
Net oper. inc. net of LLPs
58.4%
+32%
Attributable profit
57.8%
+32%

Net operating income

Sterling million

Total
Global businesses
UK Retail
374
392
422
501
686
317
322
354
373
571
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Sterling million

Perimeter impact

Santander

United Kingdom Q1’09 31 Sustainable results due to management of assets spreads, costs under control ... Sustainable results _____ Assets spreads improvement ... £ Mill. Percentage 1.13 Net operating income 0.88 0.77 0.660.70 686 +83.3% 501 Q108 Q2 Q3 Q4 Q1’09* 422 (*) Including A&L 374 392 .... significant efficiency gains ... +58.4% 497 “Jaws” Efficiency 314 334 334 345 % var. Q1’09/Q1’08 +67.1 47.2% Q1’08 Q2 Q3 Q4 Q1’09 +49.0 Provisions 42.1% Net operating income net of LLPs Revenues _____ Expenses _____ Q1’08 Q1’09

31

United Kingdom Q1'09

Sustainable results

£ Mill.

Net operating income

686
+83.3%
501
374
392
422
+58.4%
497
314
334
334
345
Q1'08
Q2
Q3
Q4
Q1'09
Provisions
Net operating income net of LLPs

Assets spreads improvement ...

Percentage

1.13
0.88
0.77
0.70
0.66
Q108
Q2
Q3
Q4
Q1'09*

(*) Including A&L

... significant efficiency gains ...

"Jaws"

% var. Q1'09/Q1'08

+67.1
+49.0
Revenues
Expenses

Efficiency

47.2%
42.1%
Q1'08
Q1'09

Santander

United Kingdom Q1’09 32 .... development of business strategy underlying the bank’s priorities ... Mortgage stock _____ Deposits stock* Balances in Bill. £ +3% Balances in Bill. £ 160.0 +35% 130.1 155.1 37.1 19.8 41.8 -11% A&L 96.5 B&B 29.9 26.8 +12% Abbey +8% A&L 113.3 122.9 69.7 80.4 Abbey +15% Q1’08 Q1’09 Q1’08 Q1’09 Corporate loans stock _____ Other Balances in Bill. £ UPLs Securities portfolio Balances in Bill. £ Balances in Bill. £ +8% 20.3 15.0 18.7 -18% 13.9 10.3 6.5 9.1 +13% 5.4 A&L 3.9 -18% -8% 3.2 9.6 +3% 9.9 Abbey 2.6 -15% 2.2 Q1’08 Q1’09 Q1’08 Q1’09 Q4’08 Q1’09 Note: Data in local criteria. A&L proforma data for Q1’08 (*) Including retail and corporate deposits and investments

32

United Kingdom Q1'09

… development of business strategy underlying the bank's priorities …

Mortgage stock

Balances in Bill. £

+3%
155.1
160.0
41.8
-11%
37.1
A&L
Abbey
113.3
+8%
122.9
Q1'08
Q1'09

Deposits stock*

Balances in Bill. £

+35%
130.1
19.8
96.5
B&B
A&L
Abbey
26.8
+12%
29.9
69.7
+15%
80.4
Q1'08
Q1'09

Corporate loans stock

Balances in Bill. £

+8%
18.7
20.3
9.1
+13%
10.3
9.6
+3%
9.9
Q1'08
Q1'09

Other

UPLs

Balances in Bill. £

-18%
6.5
5.4
A&L
Abbey
3.9
-18%
3.2
2.6
-15%
2.2
Q1'08
Q1'09

Securities portfolio

Balances in Bill. £

15.0
13.9
-8%
Q4'08
Q1'09

(*) Including retail and corporate deposits and investments

Santander

United Kingdom Q1’09 33 .... we have better credit quality ... and the integration potential of than the market* ... new the businesses NPLs (%) Coverage (%) Costs synergies on track: 1.88 – Eliminating overlaps in central functions 100 0.95 25 70 18 B&B IT integration: ahead of schedule SAN UK _____ Market _____ SAN UK Mortgage _____ UPLs _____ UPLs mortgages mortgages mortgages market _____ SAN UK _____ market A&L IT integration: on schedule Self Cert. (%) Buy to let (%) PIPs /portfolio (%) 12-13 Focus on core business 4 0.20 0.07 0 1 SAN _____ Market _____ SAN _____ Market _____ SAN _____ Market (*) Data in local criteria at December 2008

33

United Kingdom Q1'09

… we have better credit quality than the market* …

NPLs (%)
0.95
1.88
SAN UK mortgages
Market mortgages
Coverage (%)
25
18
SAN UK mortgages
Mortgage market
>100
70
UPLs SAN UK
UPLs market
Self Cert. (%)
0
4
SAN
Market
Buy to let (%)
1
12-13
SAN
Market
PIPs /portfolio (%)
0.07
0.20
SAN
Market

… and the integration potential of new the businesses

- **Costs synergies on track:**
  - Eliminating overlaps in central functions
- **B&B IT integration: ahead of schedule**
- **A&L IT integration: on schedule**
- **Focus on core business**

(*) Data in local criteria at December 2008

Santander

Total Latin America 34 Performance in dollars very impacted by exchange rates. Excluding it, net operating income increased 22% and absorbed the larger provisions Attributable profit: US$ 1,158 mill. Net operating income (EUR 890 mill.) US$ million 3,846 3,695 Var. Q1’09 / Q1’08 in US$ (%) 3,660 Excl. exchg. rate _____ Total 3,469 Global 2,790 businesses Gross income -11.8% +13% LatAm 3,054 3,132 2,935 Retail 2,666 2,250 Expenses -20.8% +1% Q1’08 Q2 Q3 Q4 Q1’09 Net operating _____ Attributable profit -5.2% income +22% US$ million 1,451 1,423 1,468 Net oper. inc. -24.0% 1,158 net of LLPs -3% 940 Attributable 1,135 1,083 1,136 1,010 -20.2% profit +0.3% Q1’08 Q2 Q3 Q4 Q1’09 Constant US$ million Note: 2008 proforma with Banco Real

34

Total Latin America

Attributable profit: US$ 1,158 mill. (EUR 890 mill.)

Var. Q1'09 / Q1'08 in US$ (%)		Excl. exchg. rate
Gross income	-11.8%	+13%
Expenses	-20.8%	+1%
Net operating income	-5.2%	+22%
Net oper. inc. net of LLPs	-24.0%	-3%
Attributable profit	-20.2%	+0.3%

Net operating income

US$ million
Total
Global businesses
LatAm Retail
3,660
3,846
3,695
2,790
3,469
3,054
3,132
2,935
2,250
2,666
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Note: 2008 proforma with Banco Real

Santander

Brazil Q1’09 35 Sound commercial revenues and costs cuts offset the larger provisions because of environment and integration Attributable profit: US$ 568 mill. Net operating income (EUR 436 mill.) Constant US$ million 2,048 Var. Q1’09 / Q1’08 in constant US$ (%) 1,616 1,568 1,531 1,523 Total Global Gross income +13.7% businesses 1,601 Retail 1,234 1,179 1,186 1,303 Expenses -2.5% Q1’08 Q2 Q3 Q4 Q1’09 Net operating _____ Attributable profit +26.8% income Constant US$ million 563 568 513 513 Net oper. inc. 439 +0.1% net of LLPs Attributable +0.8% profit Q1’08 Q2 Q3 Q4 Q1’09 Note.- 2008 proforma with Banco Real

Brazil Q1'09

35

Attributable profit: US$ 568 mill. (EUR 436 mill.)

Var. Q1'09 / Q1'08 in constant US$ (%)
Gross income
+13.7%
Expenses
-2.5%
Net operating income
+26.8%
Net oper. inc. net of LLPs
+0.1%
Attributable profit
+0.8%

Net operating income

Constant US$ million
Total
Global businesses
Retail
1,616
1,568
1,531
1,523
2,048
1,303
1,234
1,179
1,186
1,601
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Constant US$ million
563
513
513
439
568
Q1'08
Q2
Q3
Q4
Q1'09

Note.- 2008 proforma with Banco Real

Santander

Brazil Q1’09 36 Management drivers _____ Results* Assets spreads management in a lower _____ Gross income Efficiency ratio growth environment _____ Base 100: Q1’08 % var. Q1’09/Q1’08 Volumes _____ Loan spreads 44.5% Var. Q1’09 o/ Q1’08 Retail banking (%) 114 +13.7 in local currency +25% 15.59 15.94 100 100 +21% 99 99 15.51 15.20 15.00 38.2% Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q1’09 Loans _____ Dep. excl. Q108 Q2 Q3 Q4 Q1’09 -2.5 Repos Revenues Expenses Expenses: significant potential for _____ Net operating income / Provisions reduction Var.Q109/Q108 Provisions: increase due to environment worsening and alignment 2,048 +26.8% Net op. because of integration _____ income 1,616 1,568 1,531 1,523 Provisions Net op. income net 1,128 994 1,129 +0.1% We reaffirm our results 896 705 of LLPs targets set during Investors’ Day _____ Q1’08 Q2 Q3 Q4 Q1’09 * Data in constant US$ Note.- 2008 proforma with Banco Real

Brazil Q1'09

36

Management drivers

- **Assets spreads management in a lower growth environment**

Volumes

+21%
+25%
Loans
Dep. excl. Repos

Loan spreads

Retail banking (%)

- **Expenses: significant potential for reduction**
- **Provisions: increase due to environment worsening and alignment because of integration**

We reaffirm our results targets set during Investors' Day

Results*

Gross income

Base 100: Q1'08

100
99
99
100
114
Q1'08
Q2
Q3
Q4
Q1'09

Efficiency ratio

% var. Q1'09/Q1'08

+13.7
-2.5
Revenues
Expenses
44.5%
38.2%
Q1'08
Q1'09

Net operating income / Provisions

Var.Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
1,616
1,568
1,531
1,523
2,048
+26.8%
1,128
994
896
705
1,129
+0.1%
Q1'08
Q2
Q3
Q4
Q1'09

* Data in constant US$

Note.- 2008 proforma with Banco Real

Santander

Brazil Q1’09: Integration update 37Significant progress in line with the announced plans Reducción de activos no estratégicos Operational and technological Synergies integration Unified Central Services Operating expenses Business integration completed in: Real million – Wholesale -9% 3,235 – Financing units 3,098 2,928 Progress on the operational integration of both networks (SAN and Real) Average 2008 Q4’08 Q1’09 – Basic functions at branches / ATMs for all customers – Transfer of best commercial practices _____ Quarterly synergies*: Integrations programmed for the R$ 300 mill. (2009 target: 800 mill.) remainder of the year on schedule Legal merger expected in Q2’09 (*) Calculated with average inflation of 4.5% for 2009. Investors’ Day target: R$ 800 mill. in 2009 Note: 2008 proforma data with Banco Real

Brazil Q1'09: Integration update

37

Significant progress in line with the announced plans

Operational and technological integration

- **Unified Central Services**
- **Business integration completed in:**
  - Wholesale
  - Financing units
- **Progress on the operational integration of both networks (SAN and Real)**
  - Basic functions at branches / ATMs for all customers
  - Transfer of best commercial practices
- **Integrations programmed for the remainder of the year on schedule**

Synergies

Operating expenses

Real million

-9%
3,098
3,235
2,928
Average 2008
Q4'08
Q1'09

Quarterly synergies*:
>R$ 300 mill.
(2009 target: 800 mill.)

Legal merger expected in Q2'09

Santander

Mexico Q1’09 38 Strict management of costs and risks in order to recover the profit levels existing before the recession Attributable profit: US$ 145 mill. Net operating income (EUR 111 mill.) Constant US$ million 593 Var. Q1’09 / Q1’08 in constant US$ (%) 505 524 Total 453 429 Gross Global +3.2% businesses income 510 389 366 390 Retail 429 Expenses +2.1% Q1’08 Q2 Q3 Q4 Q1’09 Attributable profit Net operating +3.7% income _____ Constant US$ million 211 203 190 Net oper. inc. -30.8% 145 net of LLPs 73 Attributable -31.6% profit Q1’08 Q2 Q3 Q4 Q1’09

38

Mexico Q1'09

Attributable profit: US$ 145 mill. (EUR 111 mill.)

Gross income
+3.2%
Expenses
+2.1%
Net operating income
+3.7%
Net oper. inc. net of LLPs
-30.8%
Attributable profit
-31.6%

Net operating income

Constant US$ million

Total
Global businesses
Retail
505
593
453
429
524
429
510
389
366
390
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Constant US$ million

211
203
190
73
145
Q1'08
Q2
Q3
Q4
Q1'09

Santander

Mexico Q1’09 39 Management drivers _____ Results* Loans: slowdown due to environment and lower in cards (-16%) Gross income Efficiency ratio Volumes _____ Base 100: Q1’08 % var. Q1’09/Q1’08 Loan spreads Var. Q1’09 o/ Q1’08 in local currency Retail banking (%) +5% 33.6% 111 +3.2 11.19 11.44 10.99 +2.1 -6% 10.69 10.83 100 103 95 97 33.3% Q108 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09 Revenues Expenses Q1’08 Q1’09 Loans _____ Dep. excl. Repos Toward “zero costs” (+10% in 2008; +2% in Q109) Net operating income / Provisions Lower provisions: measures in cards place NPLs better than the market Var.Q109/Q108 593 Net op. 524 Cards: entries into arrears (Q1’08=100) income 505 +3.7% 453 429 Provisions 131 152 147 Net op. In arrears 31 to 60 days 347 358 income net 126 129 241 -30.8% 100 of LLPs 176 120 108 113 In arrears 1 to 30 days 103 Q1’08 Q2 Q3 Q4 Q1’09 Q108 Q2 Q3 Q4 Q1’09 * Data in constant US$

Mexico Q1'09

39

Management drivers

Volumes

+5%
-6%
Loans
Dep. excl. Repos

Loan spreads

Retail banking (%)

Cards: entries into arrears (Q1'08=100)

100
131
152
147
129
120
126
113
103
In arrears 31 to 60 days
In arrears 1 to 30 days
Q108
Q2
Q3
Q4
Q1'09

Results*

Gross income

Base 100: Q1'08

100
111
95
97
103
Q1'08
Q2
Q3
Q4
Q1'09

Efficiency ratio

% var. Q1'09/Q1'08

+3.2
+2.1
Revenues
Expenses
33.6%
33.3%
Q1'08
Q1'09

Net operating income / Provisions

Var.Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
505
593
453
429
524
+3.7%
347
358
176
108
241
-30.8%
Q1'08
Q2
Q3
Q4
Q1'09

* Data in constant US$

Santander

Chile Q1’09 40 Good quarter in customer revenues and strong slowdown in costs. Negative impact from inflation in UF porfolio Attributable profit: US$ 152 mill. Net operating income (EUR 117 mill.) Constant US$ million 410 412 395 Var. Q1’09 / Q1’08 in constant US$ (%) 330 280 Total Gross +26.8% Global 352 income 291 businesses 308 267 257 Retail Expenses +4.2% Q1’08 Q2 Q3 Q4 Q1’09 Attributable profit Net operating +41.1% Constant US$ million income 202 176 Net oper. inc. 152 152 152 +10.7% net of LLPs Attributable +0.1% profit Q1’08 Q2 Q3 Q4 Q1’09

40

Chile Q1'09

Attributable profit: US$ 152 mill. (EUR 117 mill.)

Gross income
+26.8%
Expenses
+4.2%
Net operating income
+41.1%
Net oper. inc. net of LLPs
+10.7%
Attributable profit
+0.1%

Net operating income

Constant US$ million

Total
Global businesses
Retail
280
330
410
412
395
257
267
308
352
291
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

Constant US$ million

152
152
202
176
152
Q1'08
Q2
Q3
Q4
Q1'09

Santander

Chile Q1’09 41 Management drivers _____ Results* Sound customer revenues and impact from Gross income Efficiency ratio negative inflation in UF Base 100: Q1’08 % var. Q1’09/Q1’08 Volumes _____ Loan spreads Var. Q1’09 o/ Q1’08 in local currency Retail banking (%) 38.9% 5.90 132 132 127 +26.8 +11% 5.45 +8% 5.33 5.35 115 5.24 100 +4.2 31.9% Loans _____ Dep. excl. Q108 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09 Revenues Expenses Q1’08 Q1’09 Repos Loans: +11% Savings: +9% Net operating income / Provisions % var. Q1’09 o/ Q1’08 in local currency +20% Var. Q109/Q108 +12% 410 412 395 +8% +8% +9% +41.1% Net op. 330 income 280 Individuals _____ SMEs _____ Companies _____ Deposits Mutual funds Provisions +GBM _____ excl. Repos Net op. 297 278 Expenses slowdown (+8.5% in 2008; +4% in 198 215 220 +10.7% income net Q109) of LLPs Active management of risks: recoveries as _____ Q1’08 Q2 Q3 Q4 Q1’09 new business unit * Data in constant US$

41

Chile Q1'09

Management drivers

- **Sound customer revenues and impact from negative inflation in UF**

Volumes

+11%
+8%
Loans
Dep. excl. Repos

Loan spreads

Retail banking (%)

Loans: +11%

Savings: +9%

+12%
+8%
+20%
+8%
+9%
Individuals
SMEs
Companies +GBM
Deposits excl. Repos
Mutual funds

- **Expenses slowdown** (+8.5% in 2008; +4% in Q109)
- **Active management of risks: recoveries as new business unit**

Results*

Gross income

Base 100: Q1'08

100
115
132
132
127
Q1'08
Q2
Q3
Q4
Q1'09

Efficiency ratio

% var. Q1'09/Q1'08

+26.8
+4.2
Revenues
Expenses
38.9%
31.9%
Q1'08
Q1'09

Net operating income / Provisions

Var. Q109/Q108
Net op. income
Provisions
Net op. income net of LLPs
280
330
410
412
395
+41.1%
198
215
297
278
220
+10.7%
Q1'08
Q2
Q3
Q4
Q1'09

* Data in constant US$

Santander

42 Other Latin American units Q1’09 Good performance in general terms of other countries in the region Attributable profit Constant US$ million _____ Q1’08 Change (%) Q1’09 Argentina 75 67 +12 Venezuela 104 79 +32 Puerto Rico 12 -9 -/+ Colombia 1210 +18 Other countries Latam 38 -4 -/+ Countries subtotal 241 143 +69 Santander Private Banking 52 65 -20 Total other Latam 293 208 +41

Corporate Activities 43 Lower results from equity method and lower revenues from gains on financial transactions (hedges) and larger expenses from renting Attributable profit _____ Main impacts Q1’09 / Q1’08 variation: EUR million Equity method -112 (Cepsa and Sovereign) Gains on financial transactions* -34 -285 -188 Other items and taxes -42 -473 Q1’08 Q1’09 Total impact on profit: -188 (*) Including the charge of EUR 190 mill. for Metrovacesa

43

Corporate Activities

Attributable profit

EUR million
-285
-188
-473
Q1'08
Q1'09

Main impacts Q1'09 / Q1'08 variation:

▪ Equity method (Cepsa and Sovereign)	-112
▪ Gains on financial transactions*	-34
▪ Other items and taxes	-42
Total impact on profit:	**-188**

(*) Including the charge of EUR 190 mill. for Metrovacesa

Santander

44 SECONDARY SEGMENTS

Retail Banking 45 Strong resilience of retail banking to the environment, maintaining results sustainability Retail Banking _____ Net operating income EUR million Var. Q1’09 / Q1’08 (%) in EUR +15% 4,942 Excl. f.x. and 4,293 4,318 4,358 4,201 perimeter Gross +18% 12.7% +9% income Expenses 9.4% +1% Q1’08 Q2 Q3 Q4 Q1’09 Net _____ Attributable profit operating 15.1% +15% EUR million income -8% 1,981 1,844 1,843 Net oper. 1,643 1,828 inc. net of -9.6% -7% 1.782 LLPs +11% Attributable -6% -7.7% profit Q1’08 Q2 Q3 Q4 Q1’09 Perimeter impact

45

Retail Banking

Retail Banking

Var. Q1'09 / Q1'08 (%) in EUR
Excl. f.x. and perimeter
Gross income
12.7%
+9%
Expenses
9.4%
+1%
Net operating income
15.1%
+15%
Net oper. inc. net of LLPs
-9.6%
-7%
Attributable profit
-7.7%
-6%

Net operating income

EUR million
+15%
4,293
4,318
4,358
4,201
4,942
+18%
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

EUR million
-8%
1,981
1,844
1,843
1,643
1,828
1.782
+11%
Q1'08
Q2
Q3
Q4
Q1'09

Perimeter impact

Global Wholesale Banking (GBM) 46 Very good quarter thanks to customer revenues and markets, maintaining the business risk profile Gross income EUR million _____ Customers Q1’09/Q1’08: +43% 1,266 1,264 Attributable profit Total 1,041 169 116 954 933 EUR million 61 634 Trading 149 134 533 1,097 1,148 980 805 799 435 Customers 394 379 Q1’08 Q2 Q3 Q4 Q1’09 Operating expenses EUR million Q1’08 Q2 Q3 Q4 Q1’09 325 328 327 315 290 Loans: +2% o/Mar’08 Average VaR Q1’09: US$ 34 mill. Q1’08 Q2 Q3 Q4 Q1’09

Global Wholesale Banking (GBM)

46

Gross income

EUR million
Customers
Q1'09/Q1'08: +43%
Total
Trading
Customers
954
149
805
933
134
799
1,041
61
980
1,266
169
1,097
1,264
116
1,148
Q1'08
Q2
Q3
Q4
Q1'09

Operating expenses

EUR million
325
328
327
315
290
Q1'08
Q2
Q3
Q4
Q1'09

Attributable profit

EUR million
394
379
435
533
634
Q1'08
Q2
Q3
Q4
Q1'09

Santander

Asset Management and Insurance 47 Contribution to the Group close to EUR 880 mill. in revenues in the quarter Insurance: better performance in Brazil and Germany; weaker in the rest of Europe Funds: reduced costs because of structure adjustment to the new environment Total business contribution: Attributable profit _____ Total revenues to the Group EUR million EUR million 1,051 Total -16% 136 880 115 115 105 106 Insurance 611 -6% 576 Asset 439 -31% management 304 Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q1’09 Area’s gross income + fees paid to the networks

47

Asset Management and Insurance

Attributable profit

EUR million
115
136
105
115
106
Q1'08
Q2
Q3
Q4
Q1'09

Total business contribution: Total revenues to the Group

EUR million
Total
1,051
-16%
880
Insurance
611
-6%
576
Asset management
439
-31%
304
Q1'08
Q1'09

Area's gross income + fees paid to the networks

Santander

48 SOVEREIGN

Sovereign: integration in Grupo Santander 49 SOV’s Group share of 5-6%, increasing its diversification Geographic distribution Group’s share: Balance sheet / Structure _____ Loans _____ USA (Sov) US$ Bill. SOV _____ % o/ Group _____ Latam 6% 15% Total assets 76 5% Continental 48% Europe Gross loans 57 6% United Kingdom 31% Customer funds 70 6% — Deposits 51 8% Deposits USA (Sov) 8% Branches (#) 750 5% Continental Latam 37% Europe Headcount (‘000) 10.2 6% 24% United 31% Kingdom Data as of March 2009 under Spain’s criteria.

Sovereign: integration in Grupo Santander

49

Group's share: Balance sheet / Structure

US$ Bill.	SOV	% o/ Group
Total assets	76	5%
Gross loans	57	6%
Customer funds	70	6%
- Deposits	51	8%
Branches (#)	750	5%
Headcount ('000)	10.2	6%

Geographic distribution

Loans

USA (Sov)
6%
Latam
15%
Continental Europe
48%
United Kingdom
31%

Deposits

USA (Sov)
8%
Latam
24%
Continental Europe
37%
United Kingdom
31%

Data as of March 2009 under Spain's criteria.

Santander

Sovereign: balance sheet, loans and portfolio structure 50 1 Loan portfolio US$ Bill. % portfolio NPL% Cov% March 2009 balance sheet Companies 31.0 56.4 3.67 80 US$ Billion • Commercial RE 13.1 23.9 4.24 78 78 • C&I and others13.3 24.2 3.33 Other 2 • Multifamily 4.6 8.3 3.04 Other* 8 Partic. & SMEs 23.9 43.6 2.15 83 Cash & Banks 6 Bonds 18 • Secured loans 18.7 34.2 2.69 Loans available for sale 9 – Residential 11.8 21.6 3.59 Equity 7 2 – Home equity 6.9 12.6 1.14 • Automotive /other 5.2 9.4 0.22 Total 54.9 100.0 3.01 92 Gross loans 55 Deposits 51 2 Securities available for sale (fair value) 1 US$ Bill. Avg. Life % US Treasury and govt. agencies* 4.8 0.4 56 ALCO portfolio States and counties 1.7 10 19 Assets _____ Liabilities MBS 2.2 6.8 25 Average AA- (*) Other: goodwill and intangibles 3.7; own insurance 1.9; fixed assets 0.5 Total 8.7 5.9 100 Note: data under US GAAP (*) FNMA: Federal National Mortgage Association; FHLMC: Federal Home Loan Mortgage Corporation; FHLB: Federal Home Loan Bank of Pittsburgh, Boston and New York)

Sovereign: balance sheet, loans and portfolio structure

50

March 2009 balance sheet

US$ Billion

78
78
Other*
8
Cash & Banks
6
Loans available for sale
9
2
Gross loans
55
1
Other
2
Bonds
18
Equity
7
Deposits
51
Assets
Liabilities

1 Loan portfolio

	US$ Bill.	% portfolio	NPL%	Cov%
Companies	**31.0**	**56.4**	**3.67**	**80**
· Commercial RE	13.1	23.9	4.24	
· C&I and others	13.3	24.2	3.33	
· Multifamily	4.6	8.3	3.04	
Partic. & SMEs	**23.9**	**43.6**	**2.15**	**83**
· **Secured loans**	**18.7**	**34.2**	**2.69**	
– Residential	11.8	21.6	3.59	
– Home equity	6.9	12.6	1.14	
· **Automotive /other**	**5.2**	**9.4**	**0.22**	
Total	**54.9**	**100.0**	**3.01**	**92**

2 Securities available for sale (fair value)

	US$ Bill.	Avg. Life	%
US Treasury and govt. agencies*	4.8	0.4	56
States and counties	1.7	> 10	19
MBS	2.2	6.8	25
Total	**8.7**	**5.9**	**100**

ALCO portfolio

Average AA-

Note: data under US GAAP

Santander

Sovereign: deposits 51 Deposit balances recovered after Santander’s acquisition. Focus on profitability for the coming quarters On-balance sheet deposits _____ Deposits US$ billion US$ Bill.
% Var.o/M’08 50.5 49.0 48.4 Retail 41.0 81.2 +4.4% 47.3 • Demand* 15.5 30.7 -3.3% 43.1 • Money markets 11.7 23.1 +3.2% • Term 13.8 27.3 +16.1% Institutional 9.5 18.8 -2.0% • Wholesale 5.2 10.2 +37.0% • Government 2.7 5.4 -17.2% • Repos / other 1.6 3.2 -38.4% Mar’08 Jun’08 Sep’08 Dec’08 Mar’09 Total 50.5 100.0 +3.2% Note: data under US GAAP (*) Demand deposits, NOW accounts (Negotiable Order of Withdrawal) and Savings

Sovereign: first measures adopted 52 Low risk securities portfolio _____ Total loans already adjusted (-36% o/ Dec.07) US$ Bill. -3% Autos: – Mar.’09: 75% of the total with function 57.8 -7%* -41%* ALCO 55.9 54.9 Lower risks Loans: reduction process of non-basic loans Dec’07 Dec’08 Mar’09 Add further provisions for US$ Provisions / total loans Write-downs 750 mill. in two years to reach 2.76% initially an approximate ratio of 3.1% of 2.10% loans 1.79% envisaged Accelerate periods Sep’08 Dec’08 Mar’09 Costs _____ Personnel & general adm. expenses*** Initial structure adjustments: savings _____ US$ Mill. -7% headcount o/Dec.’08 413 -10% 386 372 (Target: approx. Identified 20% of general costs US$ 215 mill.** in (no headcount), subject to sharp three years) adjustments Average 2008 Q4’08 Mar’09 (*) Var. last quarter annualised (**) Before tax (***) Including deposit insurance premiums Note: data under US GAAP

52

Sovereign: first measures adopted

Lower risks

- Low risk securities portfolio already adjusted (-36% o/ Dec.07)
  - Mar.'09: 75% of the total with function ALCO
- Loans: reduction process of non-basic loans

Total loans
US$ Bill.
57.8
-3%
55.9
-7%*
54.9
Autos: -41%*
Dec'07
Dec'08
Mar'09

Write-downs initially envisaged

- Add further provisions for US$ 750 mill. in two years to reach an approximate ratio of 3.1% of loans
- Accelerate periods

Provisions / total loans
1.79%
2.10%
2.76%
Sep'08
Dec'08
Mar'09

Costs savings

(Target: approx. US$ 215 mill.** in three years)

- Initial structure adjustments: -7% headcount o/Dec.'08
- Identified 20% of general costs (no headcount), subject to sharp adjustments

Personnel & general adm. expenses***
US$ Mill.
386
413
-10%
372
Average 2008
Q4'08
Mar'09

Sovereign: contribution to Grupo Santander results 53 Global integration of only two months (February and March). Costs and provisions have a larger weight than revenues in the Group’s total Contribution to the Group Once the US$ Mill. SOV % o/ Group* acquisition Gross income 334 5% is completed we confirm Expenses 249 9% the Net op. income 85 2% announced Provisions 122 8% guidance for the coming Attributable profit -25 — years Data as of March 2009 under Spain’s criteria. (*) Adjusted to the same generation period

Sovereign: contribution to Grupo Santander results

53

Contribution to the Group

US$ Mill.

	SOV	% o/ Group*
Gross income	**334**	**5%**
Expenses	249	9%
Net op. income	**85**	**2%**
Provisions	122	8%
Attributable profit	**-25**	**--**

Once the acquisition is completed we confirm the announced guidance for the coming years

Santander

Agenda 54 Group highlights Q1’09 Business areas performance Q1’09 Conclusions Appendix

During a very complicated Q1’09 for banking business ... 55 _____ .... Santander achieve: Q1’09 profit: EUR 2,096 mill... .... EUR 2,568 mill. in the operating areas ... .... solid net operating income comfortably doubling the provisions made Maintaining high credit quality versus our competitors, with over EUR 6,200 million still in generic funds Generating capital to maintain core capital above the 7% target after acquisitions and ranking among the best peers in terms of solvency Reaching the first synergies targets on the integrations started in 2008 The strength of Santander’s model enable stable results in the coming quarters

Santander’s management for the coming quarters will continue 56 to evolve around two main focuses 1 2 Strengthen the “management _____ Obtain value from the Group’s drivers” to face slowdown _____ new incorporations Boost commercial revenues ... Manage first steps in Sovereign Accelerate the obtaining of ....via spreads and focusing on deposits _____ synergies in integrations Take advantage of belonging to Maintain emphasis on expenses _____ Grupo Santander Obtain value from the “recovery – Global factories: IT & operations, business” purchases, services management ... – Without restriction (liquidity, Maintain high discipline in _____ capital) for profitable growth liquidity and capital use Based on _____ High potential and low our business model _____ execution risk

56

1 Strengthen the "management drivers" to face slowdown

- Boost commercial revenues …
- …via spreads and focusing on deposits
- Maintain emphasis on expenses
- Obtain value from the "recovery business"
- Maintain high discipline in liquidity and capital use

Based on our business model

2 Obtain value from the Group's new incorporations

- Manage first steps in Sovereign
- Accelerate the obtaining of synergies in integrations
- Take advantage of belonging to Grupo Santander
  - Global factories: IT & operations, purchases, services management …
  - Without restriction (liquidity, capital) for profitable growth

High potential and low execution risk

Santander

Agenda 57 Group highlights Q1’09 Business areas performance Q1’09 Conclusions Appendix

58 Continental Europe. Main units spreads (%) SAN Branch Network _____ Banesto Retail Banking 3.82 3.87 3.95 3.86 3.27 3.43 3.35 3.17 3.40 2.69 2.44 2.48 2.52 1.90 2.01 1.90 2.16 1.64 1.90 2.21 1.70 1.19 1.37 1.42 1.45 1.53 1.38 1.39 1.43 0.79 Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09 Loans Deposits Total Loans Deposits Total Santander Consumer Lending _____ Portugal Retail Banking 3.43 3.33 3.27 3.05 2.35 3.85 4.03 4.32 1.96 1.94 4,10 3.76 1.90 1.57 1.61 1.47 1.39 1.37 1.48 0.74 Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09 Loans Deposits Total

58

Continental Europe. Main units spreads
(%)

SAN Branch Network

3.82
3.87
3.95
3.86
3.40
2.44
2.48
2.52
2.16
2.21
1.19
1.38
1.39
1.43
1.70
Q1'08
Q2
Q3
Q4
Q1'09
Loans
Deposits
Total

Banesto Retail Banking

3.27
3.43
3.35
3.17
2.69
1.90
2.01
1.90
1.64
1.90
0.79
1.37
1.42
1.45
1.53
Q1'08
Q2
Q3
Q4
Q1'09
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

3.43
3.33
3.27
3.05
2.35
1.96
1.94
1.90
1.57
1.61
0.74
1.47
1.39
1.37
1.48
Q1'08
Q2
Q3
Q4
Q1'09
Loans
Deposits
Total

Continental Europe. NPLs and coverage 59 Banco Santander* Banesto 230% 269% 96% 78% 106% 85% 0.75% 1.93% 2.35% 0.59% 1.64% 1.96% Mar’08 Dec’08 Feb’09 Mar’08 Dec’08 Mar’09 NPLs _____ Coverage _____ NPLs Coverage Santander Consumer _____ Portugal 92% 86% 89% 107% 77% 71% 4.18% 4.64% 3.15% 1.87% 1.72% 1.37% Mar’08 Dec’08 Mar’09 Mar’08 Dec’08 Mar’09 NPLs Coverage _____ NPLs _____ Coverage (*) The Santander Branch Network NPL ratio was 3.14% and coverage 61% at March 2009

59

Continental Europe. NPLs and coverage

Banco Santander*

230%
96%
78%
0.75%
1.93%
2.35%
Mar'08
Dec'08
Feb'09
NPLs
Coverage

Banesto

269%
106%
85%
0.59%
1.64%
1.96%
Mar'08
Dec'08
Mar'09
NPLs
Coverage

Santander Consumer

92%
86%
89%
3.15%
4.18%
4.64%
Mar'08
Dec'08
Mar'09
NPLs
Coverage

Portugal

107%
77%
71%
1.37%
1.72%
1.87%
Mar'08
Dec'08
Mar'09
NPLs
Coverage

Santander

60 United Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking _____ NPLs and coverage ratios 2.00 1.95 2.01 2.02 2.04 1.34 59% 69% 1.25 1.24 56% 1.14 1.13 0.88 0.91 0.66% 1.04% 1.25% 0.66 0.70 0.77 Q1’08 Q2 Q3 Q4 Q1’09* Mar’08 Dec’08* Mar’09* Loans Deposits _____ Total _____ NPLs _____ Coverage (*) Including A&L (*) Including A&L

60

United Kingdom. Spreads and NPL ratios
(%)

Spreads Retail Banking
2.00
1.95
2.01
2.02
2.04
1.34
1.25
1.24
1.14
1.13
0.91
0.66
0.70
0.77
0.88
Q1'08
Q2
Q3
Q4
Q1'09*
Loans
Deposits
Total

(*) Including A&L

NPLs and coverage ratios
59%
69%
56%
0.66%
1.04%
1.25%
Mar'08
Dec'08*
Mar'09*
NPLs
Coverage

(*) Including A&L

Santander

Exchange rates. Latin America Q1’09 61 Strong depreciation of Latin American currencies against the dollar and euro AVERAGE RATES EUR / LOCAL CCY. Q1’09 Q1’08 Var. US DOLLAR 1.302 1.497 15% BRAZILIAN REAL 3.017 2.602 -14% NEW MEXICAN PESO 18.740 16.181 -14% CHILEAN PESO 787.389 692.770 -12% AVERAGE RATES US$ / LOCAL CCY. Q1’09 Q1’08 Var. BRAZILIAN REAL 2.318 1.738 -25% NEW MEXICAN PESO 14.393 10.810 -25% CHILEAN PESO 604.738 462.812 -23% (*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America 62 (%) Brazil Retail Banking _____ Mexico Retail Banking 16.76 16.87 17.01 14.71 14.90 14.70 14.27 14.19 16.44 16.29 15.51 15.20 15.00 15.59 15.94 11.19 11.44 10.99 10.69 10.83 1.25 1.24 1.29 1.28 1.07 3.52 3.46 3.71 3.58 3.36 Q1’08 Q2 Q3 Q4 Q1’09 Q1’08 Q2 Q3 Q4 Q1’09 Loans Deposits Total Loans DepositsTotal Chile Retail Banking 8.40 8.61 8.69 8.51 7.92 5.45 5.90 5.33 5.24 5.35 3.07 3.16 3.45 3.16 2.02 Q1’08 Q2 Q3 Q4 Q1’09 Loans _____ DepositsTotal

62

Spreads main countries Latin America
(%)

Brazil Retail Banking

16.76
16.44
16.29
16.87
17.01
15.51
15.20
15.00
15.59
15.94
1.25
1.24
1.29
1.28
1.07
Q1'08
Q2
Q3
Q4
Q1'09
Loans
Deposits
Total

Mexico Retail Banking

Chile Retail Banking

Santander

Latin America. NPL and coverage ratios 63 Brazil _____ Mexico 123% 102% 107% 175% 128% 132% 3.20% 3.58% 3.65% 2.41% 2.80% 1.31% Mar’08 Dec’08 Mar’09 Mar’08 Dec’08 Mar’09 NPLs Coverage _____ NPLs _____ Coverage Chile 109% 102% 95% 2.23% 2.64% 3.05% Mar’08 Dec’08 Mar’09 NPLs _____ Coverage

63

Latin America. NPL and coverage ratios

Brazil
123%
102%
107%
3.20%
3.58%
3.65%
Mar'08
Dec'08
Mar'09
NPLs
Coverage

Mexico
175%
132%
128%
1.31%
2.41%
2.80%
Mar'08
Dec'08
Mar'09
NPLs
Coverage

Santander

Santander

Santander

Dow Jones Sustainability Indexes
Member 2008/09

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 1, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President